Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on August 12, 2026.
This draft Registration Statement has not been publicly filed with the Securities and Exchange Commission, and all information herein is strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PATRIOT MOBILE INC.
(Exact name of registrant as specified in its charter)

Texas	4812	42-4246240
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1111 S Main St., Suite 220
Grapevine, Texas 76051
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Glenn Story
Chief Executive Officer
Grapevine, Texas 76051
(844) 211-1177
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Craig E. Oliver Bryn A. Sappington Blake H. Redwine Thomas A. Verity Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201 Tel: (214) 855-8139	Emily Epperson Patriot Mobile LLC 1111 S Main St., Suite 220 Grapevine, Texas 76051 Tel: (682) 390-6568

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
Subject to completion, dated           , 2026
PRELIMINARY PROSPECTUS
           Shares
Patriot Mobile Inc.
Class A Common Stock
This is the initial public offering of shares of Class A common stock of Patriot Mobile Inc.
Prior to this offering, there has been no public market for our Class A common stock. We expect that the initial public offering price for our Class A common stock will be between $       and $       per share. We intend to apply to list our Class A common stock on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PTRT.”
Upon completion of this offering and the Reorganization (as defined herein), we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to      votes per share and is convertible into one share of Class A common stock. See “Description of Capital Stock.” Upon consummation of this offering, the Continuing Equity Holders (as defined herein) will hold     % of the shares of Class B common stock that will entitle them to     % of the combined voting power of our common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Units (as defined herein) we acquire directly from Patriot Mobile Holdings LLC, a Texas limited liability company (“Patriot Mobile Holdings LLC”), and from each Continuing Equity Holder, collectively representing an aggregate     % economic interest in Patriot Mobile Holdings LLC. The remaining     % economic interest in Patriot Mobile Holdings LLC will be owned by the Continuing Equity Holders through their ownership of LLC Units, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. We will be the sole managing member of Patriot Mobile Holdings LLC. We will operate and control all of the business and affairs of Patriot Mobile Holdings LLC and, through Patriot Mobile Holdings LLC, conduct our business.
We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws, and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Risk Factors” and “Summary — Emerging Growth Company and Smaller Reporting Company Status.”
We are also a public benefit corporation under Texas law. As a public benefit corporation, we are required to balance the pecuniary interests of our shareholders, the best interests of those stakeholders materially affected by our conduct, and our specific public benefit of protecting connections and community by promoting faith, family and freedom that is set forth in our certificate of formation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize shareholder value. See “Risk Factors — Risks Related to Our Corporate Structure” and “Summary — Public Benefit Corporation Status.”
Upon the completion of this offering, Bryan Bradford will hold approximately      % of the voting power of our common stock (or approximately      % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) immediately after the completion of this offering through his beneficial ownership of shares of our Class A common stock and Class B common stock, of which approximately      % is attributable to his ownership of our Class B common stock. As a result, we will be a “controlled company” under the corporate governance rules of Nasdaq following the completion of this offering and, as a result, we intend to rely on exemptions from certain corporate governance requirements. Please refer to “Management — Controlled Company Exemption.”
Investing in our Class A common stock involves risks. Please refer to “Risk Factors” beginning on page 21 of this prospectus.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
Please refer to “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters may also exercise an option to purchase up to an additional        shares of our Class A common stock from us, at the initial public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of Class A common stock to purchasers on or about            , 2026.

Book-Running Managers
Prospectus Dated           , 2026

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus authorized by us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, our Class A common stock in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and future prospects may have changed since that date.
We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please refer to “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

i

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Through and including            , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Reorganization and Organizational Structure
Prior to the consummation of this offering, Patriot Mobile Holdings LLC will merge a merger subsidiary of Patriot Mobile Holdings LLC with and into Patriot Mobile LLC so that the members of Patriot Mobile LLC become members of Patriot Mobile Holdings LLC and Patriot Mobile LLC becomes a wholly owned subsidiary of Patriot Mobile Holdings LLC (the “Initial Reorganization”). As a result of the Initial Reorganization, Patriot Mobile Holdings LLC will become the sole managing member of Patriot Mobile LLC and its primary asset will be 100% ownership interest in Patriot Mobile LLC.
As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “Patriot,” the “Company” and similar references refer: (i) following the consummation of the Transactions (as defined herein), including this offering, to Patriot Mobile Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including Patriot Mobile Holdings LLC and Patriot Mobile LLC, and (ii) prior to the completion of the Initial Reorganization, to Patriot Mobile LLC. Upon consummation of the Transactions, Patriot Mobile Inc. will be a holding company and the sole managing member of Patriot Mobile Holdings LLC, and its principal asset will consist of membership interests (“LLC Units”) in Patriot Mobile Holdings LLC.
In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our organizational structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, which we refer to collectively as the “Transactions.”
See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.
Presentation of Financial and Operating Data
Following this offering, Patriot Mobile LLC will be the predecessor of Patriot Mobile Inc. for financial reporting purposes. Immediately following this offering, Patriot Mobile Inc. will be a holding company, and its sole material assets will be its equity interests in Patriot Mobile Holdings LLC. As the managing member of Patriot Mobile Holdings LLC, Patriot Mobile Inc. will operate and control all of the business and affairs of Patriot Mobile Holdings LLC and, through Patriot Mobile Holdings LLC and its subsidiaries (including Patriot Mobile LLC), conduct its business. The Initial Reorganization (as defined herein) lacks economic substance and therefore will be accounted for in a manner consistent with a reorganization of entities under common control. As a result, the consolidated financial statements of Patriot Mobile Inc. will recognize the assets and liabilities received in the Initial Reorganization at their historical carrying amounts, as reflected in the historical financial statements of Patriot Mobile LLC. Patriot Mobile Inc. will consolidate Patriot Mobile Holdings LLC and Patriot Mobile LLC on its consolidated financial statements and record a non-controlling interest related to the LLC Units (as defined herein) held by the Continuing Equity Holders (as defined herein) on its consolidated balance sheets and consolidated statements of operations. See “Our Organizational Structure.”
The historical financial information of Patriot Mobile Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date, and had no assets or liabilities during the periods presented in this prospectus.
Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have been calculated, in some cases, not on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
calculations using the figures, on the face of our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
Non-GAAP Financial Metrics
We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of our financial measures are not prepared in accordance with generally accepted accounting principles (“non-GAAP”) under Securities and Exchange Commission (“SEC”) rules and regulations. For example, in this prospectus, we present EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin all of which are non-GAAP financial measures as defined in Item 10(e) of Regulation S-K (“Regulation S-K”) promulgated by the SEC. These measures are presented for supplemental informational purposes only, and are not intended to be substitutes for any GAAP financial measures, including net income, and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, non-GAAP financial measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP. Where appropriate, reconciliations of our non-GAAP financial measures to the most comparable GAAP figures are included. For further discussion and a reconciliation of these non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
Market and Industry Data
Certain market, industry and consumer data used in this Business Overview section have been obtained from, are based on, or use data from, the following reports and sources, among others: (i) CTIA-The Wireless Association® Survey Shows Americans Used 26 Percent More Wireless Data in 2014, dated June 17, 2015, by CTIA; (ii) The 4G Decade: Quantifying the Benefits, dated July 29, 2020, by CTIA; (iii) 2025 Annual Survey Highlights, dated September 8, 2025, by CTIA; (iv) Demographics of Mobile Device Ownership and Adoption in the United States, dated November 20, 2025, by Pew Research Center; (v) Americans’ Use of Mobile Technology and Home Broadband, dated January 31, 2024, by Pew Research Center; (vi) 2025 Edelman Trust Barometer Special Report: Brand Trust, From We to Me, dated June 2025, by Edelman; (vii) How Social Values Influence Consumer Purchase Behavior and Brand Performance, based on a survey conducted in March 2021, by SurveyMonkey; (viii) Branding Statistics (2026): Awareness, Recognition & Trends, dated June 3, 2026, by Capital One Shopping Research; (ix) More Than Half of Consumers Now Buy on Their Beliefs, dated June 8, 2017, by Edelman; (x) Party Affiliation Fact Sheet (NPORS), dated July 23, 2025, by Pew Research Center; (xi) U.S. Political Parties Historically Polarized Ideologically, dated January 16, 2025, by Gallup; (xii) QuickFacts: United States, accessed as of February 11, 2026, by the U.S. Census Bureau; and (xiii) Consumer Expenditure Surveys 2024 Annual Data Release, dated December 19, 2025, by the U.S. Bureau of Labor Statistics. We did not commission the preparation of any of these reports or sources.
Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate, as well as the sources referred to above. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. The estimates and assumptions used in determining our total addressable markets are further detailed in the section titled “Business — Our Market Opportunity,” and you are urged to read the risk factor titled “Our metrics and market estimates used to evaluate our performance are subject to inherent challenges in measurement, and real or perceived inaccuracies in those estimates may harm our reputation and negatively affect our business.” Forecasts and other forward-looking information obtained from the sources named above are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.
Statements as to market position, market opportunity and market size are based on data currently available to us, as well as management’s estimates, judgments, assessments, and assumptions. While we are

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
not aware of any misstatements regarding market position, market opportunity, and market size information included in this prospectus, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of estimated market position and market opportunity and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Investors are cautioned not to place undue reliance on statements of expected future market size or opportunity.
Trademarks
This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Certain Definitions
The terms and abbreviations defined in this section are used throughout this prospectus:
•
“2026 Plan” refers to the Patriot Mobile Inc. 2026 Equity Incentive Plan.

•
“2026 Promissory Note” refers to the Amended and Restated Promissory Note, dated July 13, 2026, by and between Patriot Mobile LLC and ServisFirst Bank.

•
“A&R Bylaws” refers to the Amended and Restated Bylaws of Patriot Mobile Inc., which will be in effect upon the consummation of this offering, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

•
“A&R Charter” refers to the Amended and Restated Certificate of Formation of Patriot Mobile Inc., which will be in effect upon the consummation of this offering, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

•
“ARPU” refers to Average Revenue Per User.

•
“B2B” refers to Business-to-Business.

•
“Basis Adjustments” refers to the amount of tax benefits, if any, that Patriot Mobile Inc. actually realizes (or in some circumstances is deemed to realize) certain increases in tax basis resulting from our acquisition (or deemed acquisition for U.S. federal tax purposes) of the Continuing Equity Holders’ LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or Call Right.

•
“Business Court” refers to the Texas Business Court, Eighth Division.

•
“Call Right” refers, with respect to an exercise of the Redemption Right, to the right of Patriot Mobile Inc. pursuant to the Patriot Mobile Holdings LLC Operating Agreement to elect, for administrative convenience, to acquire each tendered LLC Unit (together with a corresponding share of Class B common stock) directly from such redeeming holder of LLC Units for, at the election of Patriot Mobile Inc., (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) an approximately equivalent amount of cash as determined pursuant to the terms of the Patriot Mobile Holdings LLC Operating Agreement.

•
“Change of Control” is defined under the Tax Receivable Agreement.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
•
“Churn” is defined as the line deactivations during the period divided by active lines at the beginning of the period. We calculate active lines and line deactivations by taking total wireless lines and excluding lines that were deactivated within 60 days of activation.

•
“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

•
“Continuing Equity Holders” refers to certain pre-IPO holders of LLC Units in Patriot Mobile Holdings LLC who will hold Class B common stock following the Transaction and LLC Units, as described under “Our Organizational Structure.”

•
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•
“FCC” refers to the Federal Communications Commission.

•
“Initial Reorganization” refers to the merger of a newly formed merger subsidiary of Patriot Mobile Holdings LLC with and into Patriot Mobile LLC so that the members of Patriot Mobile LLC become members of Patriot Mobile Holdings LLC and Patriot Mobile LLC becomes a wholly owned subsidiary of Patriot Mobile Holdings.

•
“Lifetime Value to Customer Acquisition Cost (LTV/CAC)” is defined by dividing estimated customer lifetime value by customer acquisition cost for the period. We define customer lifetime value as the estimated gross profit generated by customer over the life of the relationship calculated as ARPU multiplied by gross margin, divided by historical monthly customer churn rates. Customer acquisition cost includes sales and marketing costs, commissions, promotional incentives, and other direct subscriber acquisition costs divided by new customers acquired in that period.

•
“LLC Units” refers to membership interests in Patriot Mobile Holdings LLC.

•
“MNO” refers to mobile network operators.

•
“MVNA” refers to mobile virtual network aggregators.

•
“MVNO” refers to a mobile virtual network operator.

•
“Nasdaq” refers to The Nasdaq Stock Market LLC.

•
“non-GAAP” refers to financial measures not prepared in accordance with generally accepted accounting principles.

•
“Patriot,” the “Company,” “we,” “us,” and “our,” unless the context otherwise requires, refer: (i) following the consummation of the Transactions (as defined herein), including this offering, to Patriot Mobile Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including Patriot Mobile Holdings LLC and Patriot Mobile LLC, and (ii) prior to the completion of the Initial Reorganization, to Patriot Mobile LLC.

•
“Patriot Mobile Holdings LLC” refers to Patriot Mobile Holdings LLC, a Texas limited liability company.

•
“Patriot Mobile Holdings LLC Operating Agreement” refers to the Amended and Restated Limited Liability Company Agreement of Patriot Mobile Holdings LLC, which will be in effect upon the consummation of this offering, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

•
“Patriot Mobile Inc.” refers to Patriot Mobile Inc., a Texas for-profit corporation that has elected under Section 3.007(e) of the TBOC to be a public benefit corporation governed by Chapter 21, Subchapter S of the TBOC.

•
“Patriot Mobile LLC” refers to Patriot Mobile LLC, a Delaware limited liability company.

•
“Redemption Right” refers to the right of the Continuing Equity Holders, subject to certain exceptions, to require Patriot Mobile Holdings LLC to redeem all or a portion of their LLC Units in exchange for, at Patriot Mobile Inc.’s election (determined solely by its independent directors (within the meaning of Nasdaq rules) who are disinterested), either (i) newly-issued shares of Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or (ii) a cash payment equal to the volume weighted average

v

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
market price of one share of Class A common stock for each LLC Unit so redeemed, in each case in accordance with the terms of the Patriot Mobile Holdings LLC Operating Agreement; provided that, at Patriot Mobile Inc.’s election (determined solely by its independent directors (within the meaning of Nasdaq rules) who are disinterested), Patriot Mobile Inc. may effect a direct exchange of such Class A common stock or cash, as applicable, for such LLC Units.
•
“Registration Rights Agreement” refers to a registration rights agreement with the Continuing Equity Holders.

•
“Reorganization” refers to the reorganization transactions described under “Our Organizational Structure.”

•
“RRA Holders” refers to Continuing Equity Holders and any person to whom rights under the Registration Rights Agreement are assigned in accordance therewith.

•
“SEC” refers to the Securities and Exchange Commission

•
“Securities Act” refers to the Securities Act of 1933, as amended.

•
“Tax Receivable Agreement” or “TRA” refers to that certain tax receivable agreement with Patriot Mobile Holdings LLC and the Continuing Equity Holders.

•
“TBOC” refers to the Texas Business Organizations Code.

•
“TRA Benefits” refers to Basis Adjustments and certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement.

•
“Transactions” refers collectively to the consummation of the Reorganization described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom.

•
“Up-C” refers to an umbrella partnership-C corporation structure.

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY
This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our Class A common stock. You should read the entire prospectus carefully, including the information presented under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. You should also read “Risk Factors” for more information about important risks that you should consider carefully before buying our Class A common stock. Unless indicated otherwise, the information presented in this prospectus assumes (i) an initial public offering price of $      per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), (ii) that the underwriters do not exercise their option to purchase additional shares of Class A common stock, and (iii) other than in the consolidated financial statements and related notes thereto included elsewhere in this prospectus, the consummation of the Reorganization (as defined herein).
Our Mission
Patriot Mobile is building a leading values-driven communications and technology platform for consumers, families, businesses, churches, and organizations that share Christian-conservative values. We deliver higher priority premium wireless connectivity, innovative technology solutions, and exceptional 100% U.S.-based customer service — all guided by a commitment to advance faith, family, and freedom.
Our mission is to passionately defend our God-given rights & freedoms, uphold the Constitution, advance America’s founding principles, and glorify God in all we do.
As a Public Benefit Corporation (“PBC”), we are committed to advancing our mission through charitable giving, strategic partnerships, educational initiatives, volunteerism, and responsible business practices consistent with our Christian mission. Our charitable giving and activism are guided by our four core pillars: defending First Amendment freedoms, protecting Second Amendment rights, advancing the sanctity of life, and serving and honoring our military, veterans, and first responders. We also support and partner with other Christian-conservative organizations and initiatives that advance faith, family, freedom, and America’s founding principles.
Company Overview
Founded in 2013, Patriot Mobile is a leading values-driven nationwide communications and technology company delivering higher priority premium wireless connectivity, digital services, and innovative technology solutions. We provide postpaid wireless voice, text, and data services, connected devices, mobile internet, device protection, financing, accessories, and other value-added technology services to consumers and businesses nationwide.
We have invested in carrier integrations, cloud-native technologies, customer service operations, and scalable infrastructure to evolve into a leading values-aligned nationwide wireless communications company in the United States. Today, Patriot Mobile provides seamless access to all three major national wireless networks, operates a modern digital commerce platform, and maintains one of the industry’s highest customer satisfaction ratings. These investments have transformed Patriot Mobile from an emerging wireless provider into a scalable communications platform with a strong operational foundation, positioning the Company for its next phase of growth and strategic capital deployment.
We provide our wireless services through wholesale access agreements with aggregators that provide access to the nation’s three largest wireless networks, which allows us to operate with an asset-light business model. As a carrier agnostic provider, we enable customers to select one or multiple networks on the same device and within a single account. By purchasing network capacity rather than investing in spectrum licenses and capital-intensive infrastructure, we are able to deploy capital toward technology innovation, customer acquisition, product development, and enhancing the customer experience.
We serve a large, differentiated, and underserved segment of the U.S. wireless connectivity market comprised of consumers who purposefully align their purchasing decisions with deeply held personal values and convictions. We believe these customers demonstrate stronger brand loyalty, higher engagement,

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
lower churn, and greater lifetime value than non-values aligned wireless subscribers, resulting in attractive customer retention and efficient acquisition economics.
Our addressable market extends well beyond wireless connectivity. Millions of Americans identify with the Christian-conservative values Patriot Mobile represents and actively supports, creating a significant opportunity to expand beyond wireless into adjacent communications, financial, security, and other technology services while leveraging our trusted brand and established customer relationships.
Our customers are at the heart of everything we do. We are committed to earning their trust through exceptional service, unwavering integrity, and outstanding customer experience. Our 100% U.S.-based sales and customer care organization delivers exceptional customer service, as reflected by our industry-leading Net Promoter Score (“NPS”) score of 86 and low monthly churn of approximately 1%.
Our values-driven brand, differentiated customer experience, scalable technology platform, activism, and commitment to the causes we support have enabled us to build a highly engaged and loyal customer base characterized by strong satisfaction and low churn. These strengths have established Patriot Mobile as a trusted provider within our target market and created a foundation for sustained growth. As we continue to expand our products, services, and partnerships, we believe we can significantly increase customer lifetime value while remaining true to our mission of advancing faith, family, and freedom.
Our business has scaled significantly through delivering exceptional customer experiences driven by our strong carrier partnerships and robust technology infrastructure, along with diversifying our customer acquisition strategy, enabling capital-efficient growth in subscribers and revenue. As of December 2025, we served approximately 183,000 active wireless lines with 2025 Average Revenue per User (“ARPU”) of approximately $544.
Patriot Mobile is evolving from a wireless provider into a comprehensive communications and technology platform. In addition to wireless service, we currently offer connected devices, mobile internet, device protection, financing, and accessories, while evaluating future opportunities to expand into adjacent technology, security, finance, insurance, and digital services that align with our mission and the evolving needs of our customers.
Business Model
Patriot Mobile operates a capital-efficient Mobile Virtual Network Operator (“MVNO”) business model. Rather than owning spectrum licenses or constructing wireless infrastructure, we purchase wholesale network capacity from the three major national wireless carriers, enabling us to deliver higher priority premium nationwide coverage while minimizing capital expenditures. Our cloud-based infrastructure, multi-channel customer acquisition strategy, and strong carrier relationships provide the foundation for a defensible and scalable platform.
We generate revenue primarily from recurring subscription-based wireless services, supplemented by device sales, accessories, protection plans, and related connectivity services. We attract and reach our customers through a diversified mix of radio and podcasts, television, digital marketing, referrals, affiliate partnerships, sponsorships, live events, collaborative activism, and grassroots outreach. We further grow revenue by cross-selling and upselling complementary products and services which drives increased ARPU, customer lifetime value, and long-term engagement.
Patriot Mobile’s platform provides a frictionless entry into our ecosystem. Through our customer care operations and website, customers can switch over the phone or online in minutes while keeping their existing device and phone number. They may choose domestic and international service plans based on their usage needs, bring their own compatible device, or purchase a new device through financing or retail options. Additionally, Patriot Mobile’s plans include international calling to over 200 countries and domestic data roaming.
As a mission-driven PBC, we contribute both our time and financial resources to organizations that support and protect our Constitutional freedoms, religious liberty, the sanctity of life, military families, veterans, first responders, conservation, civic engagement, and other Christian-conservative organizations.

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This mission-driven model differentiates Patriot Mobile from traditional wireless providers and fosters meaningful customer engagement, strong brand affinity, and long-term loyalty.
Our business model combines the recurring revenue characteristics of a subscription-based wireless provider with the capital efficiency and scalability of an asset-light business model. By leveraging our multi-network platform, cloud-based infrastructure, diversified customer acquisition channels, frictionless onboarding experience, and trusted mission-driven brand, we believe we are well positioned to efficiently acquire, retain, and deepen customer relationships while maintaining a disciplined cost structure.
We believe Patriot Mobile is uniquely positioned to become the nation’s leading values-driven communications and technology platform. Our differentiated brand, highly engaged customer base, scalable business model, recurring revenue profile, capital-efficient infrastructure, and expanding portfolio of products and services provide a strong foundation for sustainable long-term growth and shareholder value creation.
Why Patriot Mobile
Patriot Mobile operates at the intersection of attractive long-term trends:
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increasing consumer preference for values-aligned brands;

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continued growth in recurring subscription-based communications services; and

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expanding demand for integrated technology solutions delivered through trusted brands.

We believe these trends position us to evolve from a wireless provider into a diversified communications and technology platform with multiple avenues for long-term growth.
Growth Strategy
Since our founding, we have experienced significant growth driven by expanding our subscriber base, increasing network coverage, launching new products and services, and strengthening our values-driven brand. We believe we are well positioned to continue this trajectory through a combination of organic growth initiatives and selective strategic acquisitions that complement our platform and accelerate long-term value creation.
Grow Our Subscriber Base
We believe there is a substantial opportunity to continue growing within our existing addressable market. We currently serve less than one percent of our estimated core market of approximately 28.3 million Americans who identify as “very conservative,” providing significant runway for subscriber growth without expanding beyond our primary customer segment.
Our customer acquisition strategy utilizes a diversified, omni-channel marketing platform that includes radio and podcasts, television, digital marketing, referrals, affiliate partnerships, sponsorships, live events, and grassroots outreach.
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Expand radio and podcast reach.   We continue to broaden our radio and podcast strategy beyond traditional Christian-conservative media by expanding our reach to broader values-aligned audiences through new conservative sports and live events podcasters. This strategy significantly expands our addressable audience while maintaining alignment with our target demographic.

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Scale television advertising.   While our television advertising has historically been concentrated on Fox News, we are increasing both the frequency of our campaigns and our presence across additional networks that reach our target audience. We believe this enables us to increase brand awareness while benefiting from greater marketing scale and lower customer acquisition costs.

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Grow our digital marketing capabilities.   Digital marketing is one of our fastest-growing acquisition channels, generating qualified sales leads and reaching prospective customers who may not otherwise engage with our brand. We continue to optimize this channel to improve subscriber growth and marketing efficiency.

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Leverage strategic events and sponsorships.   Our events marketing strategy strengthens brand awareness through sponsorships, collaborative activism, grassroots outreach, conferences, trade shows, and national events, allowing us to engage directly with millions of consumers and businesses. For example, we have invested in sports and entertainment sponsorship opportunities, including NASCAR and SEC football, which have significant overlap among our values-aligned consumers.

Our disciplined omni-channel approach enables us to continuously evaluate marketing performance, optimize customer acquisition costs, test new outreach strategies, and efficiently scale subscriber growth across multiple channels.
Expand Customer Wallet Share
We believe our trusted brand, differentiated customer care, and high customer satisfaction drives a highly loyal customer base, creating meaningful opportunities to increase our customer wallet share by expanding the products and services we provide. As we deepen our relationships with customers, we intend to broaden our portfolio of communications and technology solutions to capture a greater share of their technology and household spending.
We continue to identify opportunities to cross-sell and upsell complementary products and services, including connected devices, mobile internet, device protection, device financing, branded hotspots, 5G home internet, and other value-added technology solutions. We believe these offerings will increase ARPU while further strengthening customer experience and retention.
We also view insurance as a significant long-term growth opportunity. Building upon our existing device protection offering, we intend to expand into additional insurance categories, including electronics, home appliances, and life insurance. While our current insurance products are offered through third-party partnerships, we intend to evaluate operating as a managing general agency (“MGA”), allowing us to participate more broadly in the insurance value chain and retain a greater share of premium revenue while continuing to maintain an asset-light business model.
Optimizing the User Experience
Technology is a key competitive differentiator and an important driver of customer satisfaction, retention, and operating efficiency. We continue to invest in cloud-based infrastructure, digital capabilities, automation, and self-service tools that simplify the customer experience and streamline interactions across every customer touchpoint, including our call center, website, and mobile platform.
We have numerous internal initiatives underway to improve capability and performance of our customer care platform, including investments in artificial intelligence (“AI”) and data analytics tools to support our customer service representatives, and enhancements to our website and Patriot Mobile Mobile Application (“Mobile Application” or “Mobile App”). These two platforms allow us to deliver a more unified digital experience for customers to monitor data usage, manage billing, change plans, and access customer service.
We believe continued investments in technology and digital capabilities will enhance customer satisfaction, improve retention, lower servicing costs, and support the continued expansion of our communications and technology platform.
Expand Business-to-Business (“B2B” or “Enterprise”) Segment
We believe the B2B segment represents a significant long-term growth opportunity. Our mission, the causes we support, and our values-driven brand resonate with businesses, churches, ministries, nonprofits, and other organizations seeking to align their purchasing decisions with their values.
We are investing in and expanding our B2B initiatives to acquire business customers through a diversified strategy that includes targeted marketing, industry conferences, strategic partnerships, collaborative activism, referral relationships, and our dedicated B2B sales organization. Our sales efforts are focused on value-aligned verticals, including faith-based organizations, emergency services, agriculture, transportation, construction, and manufacturing, where reliable communications and exceptional customer service are critical.

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Our existing technology platform, carrier relationships, and operational infrastructure provide a scalable foundation for continued B2B expansion without requiring significant incremental capital investment. Business customers typically have hundreds to thousands of wireless lines, creating meaningful opportunities for subscriber growth, recurring revenue, and long-term customer relationships. As we continue to broaden our portfolio of communications and technology solutions, we believe we are well positioned to become the trusted communications partner for organizations that share our values.
Competitive Strengths
We believe that the following competitive strengths position us to compete effectively and capture market share within the U.S. wireless communications industry.
Differentiated Brand and Values-Driven Customer Alignment
Our mission-driven brand resonates with a clearly defined and underserved customer segment that purposefully aligns purchasing decisions with deeply held personal convictions. Through our proven grassroots activism, exceptional customer service, and our commitment to the causes we support, we have cultivated a mission-driven and loyal customer base. This is characterized by high customer satisfaction and an industry-leading Net Promoter Score, which results in highly attractive customer retention and the ability to capture additional wallet share. We believe this differentiated positioning provides a sustainable competitive advantage that is difficult to replicate.
Flexible Multi-Network Access
As one of the few wireless providers with access to all three major national wireless networks, we offer broad geographic coverage, network flexibility, and a differentiated customer experience. Our carrier-agnostic platform enables innovative offerings such as Patriot Mobile One, allowing eligible customers to access multiple networks on the same device and within a single account. In addition, our Coverage Guarantee provides customers with greater flexibility by leveraging access to all three major national wireless networks. If a customer experiences inadequate coverage or network performance, we can move that customer to another supported network while they remain a Patriot Mobile customer, eliminating the need to switch wireless carriers to find better coverage. This flexibility improves network performance, enhances customer satisfaction, and reduces churn.
Scalable Multi-Channel Customer Acquisition Platform
We have developed a diversified and scalable customer acquisition platform spanning radio and podcasts, television, digital marketing, referrals, affiliate partnerships, sponsorships, live events, and grassroots activism. We continuously optimize marketing investments across channels to improve customer acquisition efficiency while expanding brand awareness, fulfilling our mission, and maintaining strong engagement with our target audience. We believe certain media partners seek to align their brand with Patriot Mobile because of our established market presence, longevity, mission-driven brand, reputation within the Christian and conservative movements, and longstanding financial support of their platforms. These relationships may enhance the visibility of both our brand and our partners’ platforms among shared audiences.
Frictionless Customer Onboarding
Our platform is designed to make switching to Patriot Mobile simpler, faster, and more convenient than the traditional retail store experience. Customers can enroll online or over the phone in just minutes while keeping their existing phone number. They may bring their own device or purchase a new device through financing or retail options and can choose from a range of domestic and international service plans tailored to their high-speed data and feature requirements. We believe this seamless onboarding experience lowers the barrier to switch to Patriot Mobile and enhances the customer experience, supporting efficient subscriber growth.
100% U.S.-Based Customer Support
We maintain a 100% U.S.-based sales and customer service organization dedicated to delivering responsive, personalized support throughout the customer lifecycle. Our service model is complemented by

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a dedicated back-office support team and robust self-service capabilities available through our website and mobile application, allowing customers to manage their accounts whenever and however they choose. We continuously monitor key performance indicators (“KPIs”), quality assurance metrics, and customer feedback to maintain a consistently high standard of service. We believe our commitment to delivering a premium customer experience strengthens customer trust and drives satisfaction, as evidenced by our industry-leading NPS of 86, resulting in long-term customer retention.
Scalable Communications and Technology Platform
Over more than a decade, we have built a modern, cloud-based technology platform capable of supporting continued subscriber growth and expansion into adjacent communications and technology services. Our carrier integrations, digital commerce capabilities, proprietary applications, and scalable infrastructure position us to broaden our portfolio beyond wireless connectivity while increasing customer lifetime value and operating leverage.
A Mission-Driven Brand with a Highly Engaged Community
Our mission is to passionately defend our God-given rights and freedoms, uphold the Constitution, advance America’s founding principles, and glorify God in all we do. We serve Americans who love their country, value the Constitution, and seek to preserve America’s founding principles. We strive to glorify God in all that we do while serving consumers and businesses that share our mission and values. Our customers, including individuals, families, businesses, churches, and nonprofit organizations across all 50 states, view Patriot Mobile as more than a wireless provider. We believe our customers choose Patriot Mobile because we combine higher priority premium wireless service and exceptional 100% U.S.-based customer service with a mission-driven brand and an unwavering commitment to civic engagement, community impact, and advancing the causes they care about.
Supporting aligned causes is central to our mission and public benefit purpose. Each year, we contribute millions of dollars to organizations that protect First Amendment freedoms, defend Second Amendment rights, uphold the sanctity of life, honor and support our military, veterans, and first responders, and promote faith, family, freedom, and America’s founding principles. We support organizations such as Alliance Defending Freedom, First Liberty Institute, Intercessors for America, Mercury One, the National Rifle Association, Gun Owners of America, Concerned Women for America, Embrace Grace, Students for Life of America, Warrior Rising, and Boot Campaign.
Our commitment extends well beyond financial contributions. We actively engage in grassroots initiatives that strengthen civic participation and advance constitutional principles, including voter education and Get Out the Vote efforts, collaborating with like-minded organizations to defend constitutional liberties, and supporting educational initiatives that promote American exceptionalism, civic responsibility, and an understanding of our nation’s founding principles and Christian heritage. In addition, Patriot Mobile employees also volunteer their time, sponsor community events, and provide direct assistance to communities in times of need. These efforts have included delivering heavy-duty chainsaws, rescue dog food, and other critical supplies to first responders following the devastating floods in Kerr County, Texas, as well as providing generators, fuel, diapers, wipes, and other essential supplies to communities impacted by Hurricane Helene in Georgia.
We believe our authentic and sustained commitment to our mission differentiates Patriot Mobile from traditional wireless providers and strengthens the relationships we have with our customers. By aligning our business success with meaningful community impact, we have cultivated a highly engaged customer base characterized by strong brand affinity, industry-leading customer satisfaction, and long-term loyalty.

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Recent Developments
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Improved gross margins.   We continue to improve gross margins through negotiated carrier pricing and ongoing cost optimization initiatives. To support these efforts, we expanded our analytics capabilities by hiring a data scientist and a dedicated junior business analyst focused on identifying additional optimization opportunities. These initiatives have reduced our cost structure while enabling us to introduce more competitive wireless plans with increased data allowances for our customers.

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Introduced enhanced high-speed data plans.   In June 2026, we launched new high-speed data plans designed to provide customers with increased data allowances at competitive price points. Following the introduction of these plans, sales increased in June and July. We believe these enhanced plan offerings strengthened our competitive positioning and contributed to increased customer acquisition.

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Expanded strategic marketing initiatives.   We increased our advertising frequency on Fox News and expanded our marketing efforts through a sponsorship with NASCAR to broaden brand awareness and reach new audiences. We believe these initiatives enhanced the visibility of the Patriot Mobile brand among prospective customers and supported customer acquisition.

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Launch of 5G Home Wireless.   We launched our 5G Home Wireless service for business customers in March 2026 and expanded the offering to consumer customers in May 2026, broadening our product portfolio beyond wireless phone service to include home internet. While 5G Home Wireless is generally a lower-margin offering than our wireless service plans, it enables our customers to consolidate wireless and home internet services with a single provider and billing relationship. We believe this expanded product offering enhances our ability to attract and retain customers while increasing revenue opportunities through additional services.

Reorganization Transactions and Our Organizational Structure
Patriot Mobile Inc., a Texas corporation, was formed on July 31, 2026 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Patriot Mobile LLC, which was founded in 2013. We have consummated, or will consummate, the following organizational transactions in connection with this offering:
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prior to the consummation of this offering, in connection with the Initial Reorganization, Patriot Mobile Holdings LLC will merge a newly formed merger subsidiary of Patriot Mobile Holdings LLC with and into Patriot Mobile LLC so that the members of Patriot Mobile LLC become members of Patriot Mobile Holdings LLC and Patriot Mobile LLC becomes a wholly owned subsidiary of Patriot Mobile Holdings LLC;

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prior to the consummation of this offering, we amended and restated Patriot Mobile Holdings LLC’s existing operating agreement to, among other things, (i) appoint Patriot Mobile Inc. as the sole managing member of Patriot Mobile Holdings LLC upon its acquisition of LLC Units in connection with this offering, and (ii) provide certain redemption rights to the Continuing Equity Holders;

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we amended and restated Patriot Mobile Inc.’s certificate of formation to, among other things, (i) reclassify all outstanding shares of common stock of Patriot Mobile Inc. into           shares of Class A common stock, (ii) provide for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our shareholders generally, (iii) provide for Class B common stock, with each share of our Class B common stock entitling its holder to             votes per share on all matters presented to our shareholders generally, (iv) provide that shares of our Class B common stock may only be held by the Continuing Equity Holders and their respective permitted transferees as described in “Description of Capital Stock — Class B common stock,” and (v) provide for preferred stock, which can be issued by our board of directors in one or more series without shareholder approval;

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we will issue             shares of our Class B common stock (after giving effect to the use of net proceeds as described below and assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock) to the Continuing Equity Holders, which is equal to the

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number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B common stock, for nominal consideration;
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we will issue           shares of our Class A common stock to the purchasers in this offering (or           shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon the initial public offering price of $      per share, less the underwriting discount;

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we will use the net proceeds from this offering to purchase           newly issued LLC Units from Patriot Mobile Holdings LLC for approximately $      million (or           LLC Units from Patriot Mobile Holdings LLC for $      million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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Patriot Mobile Holdings LLC intends to use the net proceeds from the issuance of the newly issued LLC Units to Patriot Mobile Inc. as follows: (i) to redeem LLC Units from certain Continuing Equity Holders for $     million in aggregate, (ii) to repay approximately $     million of borrowings outstanding under our 2026 Promissory Note, (iii) to pay estimated offering expenses of $     million and (iv) if any remain, for general corporate purposes, which may include funding for opportunistic acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities, as described under “Use of Proceeds;” and

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Patriot Mobile Inc. will enter into (i) the Registration Rights Agreement (as defined herein) with our Continuing Equity Holders and (ii) the Tax Receivable Agreement (as defined herein) with Patriot Mobile Holdings LLC and the Continuing Equity Holders. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Persons Transactions.”

Immediately following the consummation of the Transactions (including this offering and proposed use of proceeds):
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Patriot Mobile Inc. will be a holding company and its principal asset will consist of LLC Units it acquires directly from Patriot Mobile Holdings LLC and from each Continuing Equity Holder;

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Patriot Mobile Inc. will be the sole managing member of Patriot Mobile Holdings LLC and will control the business and affairs of Patriot Mobile Holdings LLC;

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Patriot Mobile Inc. will own           LLC Units of Patriot Mobile Holdings LLC, representing approximately    % of the economic interest in Patriot Mobile Holdings LLC (or ,           LLC Units, representing approximately    % of the economic interest in Patriot Mobile Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the Continuing Equity Holders will own (i)           LLC Units of Patriot Mobile Holdings LLC, representing approximately    % of the economic interest in Patriot Mobile Holdings LLC (or approximately    % of the economic interest in Patriot Mobile Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii)        shares of Class B common stock of Patriot Mobile Inc., representing approximately    % of the combined voting power of all of Patriot Mobile Inc.’s common stock (or approximately    % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the purchasers in this offering will own (i)           shares of Class A common stock of Patriot Mobile Inc. (or           shares of Class A common stock of Patriot Mobile Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Patriot Mobile Inc.’s common stock and    % of the economic interest in Patriot Mobile Inc. (or approximately    % of the combined voting power and    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii) through Patriot Mobile Inc.’s ownership

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of LLC Units, indirectly will hold approximately    % of the economic interest in Patriot Mobile Holdings LLC (or approximately    % of the economic interest in Patriot Mobile Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
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Patriot Mobile Inc. will be a holding company and its principal asset will consist of 100% of the outstanding membership interests in Patriot Mobile Holdings LLC and Patriot Mobile Inc. will be the sole managing member of Patriot Mobile Holdings LLC, which is the sole managing member of Patriot Mobile LLC and will control the business and affairs of Patriot Mobile LLC. See “Description of Capital Stock.”

As the sole managing member of Patriot Mobile Holdings LLC, we will operate and control all of the business and affairs of Patriot Mobile Holdings LLC and its direct and indirect subsidiaries, including Patriot Mobile LLC, through which we will conduct our business. Following the Transactions, including this offering, Patriot Mobile Inc. will control the management of Patriot Mobile Holdings LLC as its sole managing member. As a result, Patriot Mobile Inc. will consolidate Patriot Mobile Holdings LLC and record a significant noncontrolling interest in a consolidated entity in Patriot Mobile Inc.’s consolidated financial statements for the economic interest in Patriot Mobile Holdings LLC held by the Continuing Equity Holders.
Unless otherwise indicated, this prospectus reflects the shares of Class A common stock being offered at $      per share. For more information regarding the impact of the initial offering price on the share information included throughout this prospectus, see “— The Offering.”
Our organizational structure following this offering, as described below, is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Holders to retain their equity ownership in Patriot Mobile Holdings LLC following the offering and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in Patriot Mobile Inc., a Texas corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the potential tax benefits to the Continuing Equity Holders associated with this structure is that future taxable income of Patriot Mobile Holdings LLC that is allocated to the Continuing Equity Holders will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Holders may have their LLC Units redeemed by Patriot Mobile Holdings LLC (or at our option, directly exchanged with Patriot Mobile Inc.) for newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Holders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Units, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Holder will automatically be transferred to Patriot Mobile Inc. for no consideration and be canceled. The Continuing Equity Holders and Patriot Mobile Inc. also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Holder’s LLC Units for Class A common stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.” See “Risk Factors — Risks Related to Our Organizational Structure.” In general, the Continuing Equity Holders expect to receive payments under the Tax Receivable Agreement in amounts equal to    % of certain tax benefits, as described below, and Patriot Mobile Inc. expects to benefit in the form of cash tax savings in amounts equal to    % of such tax benefits, as described below. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.
As described below under “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement,” prior to the completion of this offering, we entered into a tax receivable agreement (the “Tax Receivable Agreement” or “TRA”) with Patriot Mobile Holdings LLC and the Continuing Equity Holders that provides for the payment by Patriot Mobile Inc. to the Continuing Equity Holders of    % of (i) the amount of tax benefits, if any, that Patriot Mobile Inc. actually realizes (or in some circumstances is

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deemed to realize) certain increases in tax basis resulting from our acquisition (or deemed acquisition for U.S. federal tax purposes) of the Continuing Equity Holders’ LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right (as defined herein) or Call Right (as defined herein) (“Basis Adjustments”), and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement (such tax benefits described in clauses (i) and (ii), the “TRA Benefits”).
The following diagram indicates our simplified ownership structure immediately following this offering and the Transactions (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock) and without giving effect to any future redemptions of LLC Units pursuant to the Patriot Mobile Holdings LLC Operating Agreement:

Continuing Equity Holders
Public Shareholders
Class B common stock
___ % voting interest
no economic interest
Class A common stock
___ % voting interest
___ % economic interest
Patriot Mobile Inc.
(Texas Public Benefit Corporation)
Sole Managing Member
LLC Units
___ % economic interest
LLC Units
___ % economic interest
Patriot Mobile Holdings LLC
(Texas Limited Liability Company)
Patriot Mobile LLC
(Delaware Limited Liability Company)

Public Benefit Corporation Status
We are a public benefit corporation under Texas law. As provided in our certificate of formation, we intend to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and to be managed in a manner that balances the shareholders’ pecuniary interests, the best interests of those materially affected by our conduct and the public benefits specified in our certificate of formation. We intend to operate responsibly and sustainably while producing positive effects or reducing negative effects by creating public benefits of a religious, educational, and charitable nature. Our specific public benefits are to protect connections and community by promoting faith, family, and freedom. We intend to pursue these public benefits through efforts such as charitable giving, strategic partnerships, educational initiatives, volunteerism, and responsible business practices consistent with our Christian mission. See the sections titled “Risk Factors — Risks Related to Our Corporate Structure” and “Description of Capital Stock — Public Benefit Corporation Status” for additional information.

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Summary of Risk Factors
An investment in shares of our Class A common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition, and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:
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competition in the wireless industry;

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our ability to adapt to rapid technological change and evolving consumer demand;

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higher-than-expected customer turnover and its effect on our revenues and marketing costs;

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our history of losses may continue and we may be unable to achieve profitability;

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our dependence on mobile carriers for network access exposes us to service disruptions;

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our association with Christian and conservative values may limit our market and expose us to negative publicity;

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our focus on investing in long-term growth may negatively impact near-term results of operations;

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security incidents or technical issues could impair operations and compromise customer data;

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our public benefit corporation obligations may negatively impact our financial performance;

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directors’ broader fiduciary duties may result in conflicts not resolved in shareholders’ favor;

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our transition to operating as a public company will be costly and may not be managed effectively;

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our dependency on distributions from Patriot Mobile Holdings LLC, which may be subject to various restrictions;

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the Tax Receivable Agreement may require substantial payments to Continuing Equity Holders;

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a trading market may not develop, and resale at or above the initial public offering price is not assured;

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purchasing our Class A common stock in this offering will result in immediate, substantial dilution;

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our current intention not to pay dividends may limit investor returns to appreciation in the value of our Class A common stock;

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our dual class structure concentrates voting control with insiders, limiting corporate influence;

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our dual class stock structure may adversely affect the market for our Class A common stock;

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our public benefit corporation status may increase derivative litigation risk;

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intellectual property infringement allegations could reduce revenues or increase costs;

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regulatory or compliance changes could adversely affect our business and financial results;

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privacy and data protection laws may increase costs, legal exposure, or reputational harm;

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tax law changes or adverse tax examinations could harm our business and financial condition; and

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our substantial level of indebtedness could materially adversely affect our financial condition.

Before you invest in our Class A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”
Controlled Company Status
We will be a controlled company as of the completion of this offering under Nasdaq listing rules. A controlled company is not required to have a majority of its board composed of independent directors or to establish independent compensation and nominating committees. As a controlled company, we will remain subject to rules that require us to have an audit committee composed entirely of independent directors. See “Management — Controlled Company Status.”

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Emerging Growth Company and Smaller Reporting Company Status
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies.
These exemptions include:
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in contrast to our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after we are public, the presentation in this prospectus includes only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

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deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

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exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

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exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

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reduced disclosure about executive compensation arrangements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.
We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year, and the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
Our Corporate Information
Patriot Mobile Inc. was incorporated in Texas on July 31, 2026. Prior to this offering, all of our business operations have been conducted through Patriot Mobile LLC, which was founded in 2013. Our principal executive offices are located at 1111 S Main St., Suite 220, Grapevine, Texas 76051. Our telephone number is (844) 211-1177. We maintain a website at www.patriotmobile.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
THE OFFERING
Issuer
Patriot Mobile Inc.
Class A common stock offered by us
          Shares.
Option to purchase additional shares of Class A common
stock
The underwriters have a 30-day option to purchase up to        additional shares of Class A common stock at the initial public offering price less the underwriting discounts and commissions.
Class A common stock outstanding after this
offering
          shares, representing approximately    % of the combined voting power of all of Patriot Mobile Inc.’s common stock (or       shares, representing approximately    % of the combined voting power of all of Patriot Mobile Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and    % of the indirect economic interest in Patriot Mobile Holdings LLC (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class B common stock outstanding
          shares after giving effect to the use of net proceeds as described below, representing approximately    % of the combined voting power of all of Patriot Mobile Inc.’s common stock (or           shares, representing approximately    % of the combined voting power of all of Patriot Mobile Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Patriot Mobile Inc.
Voting power of Class A common stock after this offering
    % (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Voting power of Class B common stock after this offering
    % (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Units to be held by us immediately after this
offering
            LLC Units, representing approximately    % of the economic interest in Patriot Mobile Holdings LLC (or             LLC Units, representing approximately    % of the economic interest in Patriot Mobile Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Units to be held by the Continuing Equity Holders immediately after this offering
            LLC Units after giving effect to the use of net proceeds as described below, representing approximately    % of the economic interest in Patriot Mobile Holdings LLC (or             LLC Units, representing approximately    % of the economic interest in Patriot Mobile Holdings LLC if the underwriters

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to LLC Units
The amended and restated Patriot Mobile Holdings LLC limited liability operating agreement (the “Patriot Mobile Holdings LLC Operating Agreement”) will require that we and Patriot Mobile Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us.
Ratio of Shares of Class B common stock to LLC Units
Our amended and restated certificate of formation (the “A&R Charter”) and the Patriot Mobile Holdings LLC Operating Agreement will require that we and Patriot Mobile Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Holders and their respective permitted transferees and the number of LLC Units owned by the Continuing Equity Holders and their respective permitted transferees. Immediately after the Transactions, the Continuing Equity Holders will together own 100% of the outstanding shares of our Class B common stock.
Permitted Holders of Shares of Class B common stock
Only the Continuing Equity Holders and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are redeemable for shares of Class A common stock only together with an equal number of LLC Units. See “Certain Relationships and Related Persons Transactions — Patriot Mobile Holdings LLC Operating Agreement.”
Voting Rights
Each share of our Class A common stock entitles its holder to one vote on all matters on which shareholders are entitled to vote generally. Each share of our Class B common stock entitles its holder to             vote on all matters on which shareholders are entitled to vote generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our A&R Charter. See “Description of Capital Stock.”
Redemption Rights of Holders of LLC Units
The Continuing Equity Holders may, subject to certain exceptions, from time to time at each of their options require Patriot Mobile Holdings LLC to redeem all or a portion of their LLC Units in exchange for, at our election (determined solely by our independent directors (within the meaning of Nasdaq rules) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Unit so redeemed, in each case, in accordance with the terms of the Patriot Mobile Holdings LLC Operating Agreement (the “Redemption Right”); provided that, at our election (determined solely by our independent directors (within the meaning of Nasdaq rules) who are disinterested), we may effect a direct exchange by Patriot Mobile

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
Inc. of such Class A common stock or such cash, as applicable, for such LLC Units. Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Units pursuant to the terms of the Patriot Mobile Holdings LLC Operating Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Holder and permitted transferees will automatically be transferred to us for no consideration on a one-for-one basis with the number of LLC Units so redeemed or exchanged and such shares of Class B common stock will be canceled. See “Certain Relationships and Related Persons Transactions — Patriot Mobile Holdings LLC Operating Agreement.”
Use of Proceeds
We expect to receive $     million (assuming the midpoint of the price range set forth on the cover page of this prospectus) from the sale of Class A common stock by us in this offering, after deducting underwriting discounts and commissions (or $     million of net proceeds if the underwriters exercise in full their option to purchase               additional shares of Class A common stock from us).
We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $      million. All of such offering expenses will be paid for or otherwise borne by Patriot Mobile Holdings LLC.
We intend to use the net proceeds from this offering to purchase                 newly issued LLC Units for $      million in aggregate directly from Patriot Mobile Holdings LLC (or                 LLC Units from Patriot Mobile Holdings LLC for $      million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Patriot Mobile Holdings LLC intends to use the net proceeds from the issuance of newly issued LLC Units to us, as follows: (i) redeem LLC Units from certain Continuing Equity Holders for $     million in aggregate at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, (ii) to repay approximately $      million of borrowings outstanding under our 2026 Promissory Note, (iii) to pay estimated offering expenses of $      million, and (iv) the remainder, if any, for general corporate purposes, which may include funding for opportunistic acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. Upon each redemption of LLC Units from the Continuing Equity Holders, the corresponding shares of Class B Common Stock will automatically be transferred to Patriot Mobile Inc. for no consideration and canceled.
See “Use of Proceeds.”
Dividend Policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, we do not anticipate declaring or paying any cash dividends on our Class A common stock. Except in certain limited circumstances, holders of our Class B common stock are not entitled to participate in any dividends declared by our board of

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Patriot Mobile Holdings LLC. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to the requirements of applicable law, and in compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Tax Receivable Agreement
Patriot Mobile Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of the Continuing Equity Holders’ LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is, in each case, expected to create tax attributes for Patriot Mobile Inc. These tax attributes would not have been available to Patriot Mobile Inc. absent its acquisition or deemed acquisition of such LLC Units, and are expected to reduce the amount of cash tax that Patriot Mobile Inc. would otherwise be required to pay in the future. In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the Continuing Equity Holders, which will generally provide for the payment by us to the Continuing Equity Holders of      % (i) of the amount of tax benefits, if any, that Patriot Mobile Inc. actually realizes (or in some circumstances is deemed to realize) as a result of certain increases in tax basis resulting from our acquisition (or deemed acquisition for U.S. federal tax purposes) of the Continuing Equity Holders’ LLC units in connection with this offering or pursuant to an exercise of the Redemption Right or Call Right (“Basis Adjustments”) and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining    % of these cash savings. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A common stock” and “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.”
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing Equity Holders in connection with the Transactions. See “Certain Relationships and Related Persons Transactions — Registration Rights Agreement” for a discussion of the Registration Rights Agreement.
Public Benefit Corporation
We are a public benefit corporation under Texas law. As a public benefit corporation, we are required to balance the pecuniary interests of our shareholders, the best interests of those stakeholders materially affected by our conduct, and the specific public benefit protecting connections and community by promoting faith, family and freedom that is set forth in our certificate of formation. Accordingly, our duty to balance a variety of interests may result in

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
actions that do not maximize shareholder value. See “Risk Factors — Risks Related to Our Corporate Structure” and “Description of Capital Stock — Public Benefit Corporation Status.”
Controlled Company
Upon completion of this offering, Bryan Bradford will beneficially own a majority of the voting power of our common stock. As a result, we expect to be a “controlled company” within the meaning of the Nasdaq corporate governance standards, and intend to rely on exemptions from certain of the corporate governance listing requirements. Please refer to “Management — Controlled Company Exemption” and “Certain Relationships and Related Person Transactions.”
The Listing and Trading
Symbol
We intend to apply to list our Class A common stock on Nasdaq under the symbol “PTRT.”
Risk Factors
You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•
gives effect to the Reorganization;

•
gives effect to the other Transactions, including the consummation of this offering and proposed use of proceeds, except for the repayment of debt under our 2026 Promissory Note;

•
excludes           shares of Class A common stock reserved for issuance under our 2026 Plan, as described under the caption “Executive Compensation — 2026 Plan”;

•
assumes an initial public offering price of $      per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•
assumes no exercise by the underwriters of their option to purchase           additional shares of Class A common stock from us.

Our 2026 Plan provides for annual automatic increases in the number of shares reserved thereunder, as described under the caption “Executive Compensation — Patriot Mobile Inc. 2026 Equity Incentive Plan.”
Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $      per share (the midpoint of the price range listed on the cover page of this prospectus). The LLC Units to be purchased from the Continuing Equity Holders in connection with the proposed use of proceeds of this offering will vary depending on the initial public offering price in this offering, and, in turn, the number of shares of Class B common stock issued to the Continuing Equity Holders following the offering and the proposed use of proceeds will vary. These changes will not significantly impact the relative economic and voting interests of the Continuing Equity Holders after giving effect to the Transactions.

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA
The following tables present the summary financial and other data for Patriot Mobile LLC and pro forma financial data for Patriot Mobile Inc. As discussed elsewhere in this prospectus under Note 1 to the interim consolidated financial statements dated as of June 30, 2026, Patriot Mobile LLC is the predecessor of Patriot Mobile Inc. for financial reporting purposes and the comparative financial information provided prior to the occurrence of the Reorganization is that of Patriot Mobile LLC as a result of the Initial Reorganization. For the avoidance of any doubt, references to “Patriot Mobile LLC” and “Patriot Mobile LLC Historical” are used interchangeably, as appropriate, in the below tables and elsewhere in this prospectus and the financial statements. The summary historical income statement data for the years ended December 31, 2025 and 2024, and the summary historical balance sheet data as of December 31, 2025 and 2024, are derived from the audited consolidated financial statements of Patriot Mobile LLC included elsewhere in this prospectus. The summary historical income statement data for the six months ended June 30, 2026 and 2025, and the summary historical balance sheet data as of June 30, 2026 are derived from the unaudited condensed consolidated financial statements of Patriot Mobile LLC included elsewhere in this prospectus. The unaudited condensed consolidated financial statements of Patriot Mobile LLC have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the annual period. Historical results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.
The summary unaudited pro forma condensed consolidated income statement and balance sheet data as of and for the six months ended June 30, 2026 and for the year ended December 31, 2025 have been prepared to give pro forma effect to (i) the Reorganization and (ii) this offering and the application of the net proceeds as if each had been completed on January 1, 2025, with respect to the statement of operations, and June 30, 2026, with respect to the balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. Such adjustments are preliminary and based upon currently available information and certain assumptions that our management believes are reasonable. The summary unaudited pro forma condensed consolidated financial statements are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the date indicated and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.
The information set forth below should be read together with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Organizational Structure” and the audited financial statements and the accompanying notes included elsewhere in this prospectus.
Summary financial and other data of Patriot Mobile Inc. has not been presented because Patriot Mobile Inc. is a newly-incorporated entity and has had no business transactions or activities to date, besides our initial capitalization.

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
	Patriot Mobile Inc. Pro Forma(1)				Patriot Mobile LLC Historical
	Six months ended June 30, 2026		Year ended December 31, 2025		Six months ended June 30,				Year ended December 31,
(in thousands, except per unit and per share data)					2026		2025		2025	2024
Summary Income statement data:
Revenues	$		$		$		$		$92,962	$74,690
Operating costs and expenses:
Cost of revenues (excluding depreciation and amortization)									51,986	43,814
Operating expenses (excluding depreciation and amortization)									42,222	35,364
Depreciation and amortization									624	263
Total costs and expenses		—		—		—		—	94,832	79,441
Income (loss) from operations		—		—		—		—	(1,870)	(4,751)
Other income (expenses):
Interest income									7	7
Interest expense									(1,012)	(1,809)
Other income (expense), net									(400)	—
Total other income (expense), net		—		—		—		—	(1,405)	(1,802)
Net income (loss) before income taxes									(3,275)	(6,553)
Income tax provision (benefit)									—
Net income (loss)		—		—		—		—	(3,275)	(6,553)
Less: Net income (loss) attributable to noncontrolling interests									—	—
Net income (loss) attributable to Patriot Mobile LLC Historical and Patriot Mobile Inc.		$—		$—		$—		$—	$(3,275)	$(6,553)
Pro forma per share data:
Pro forma net income (loss) per share:
Basic and diluted	$		$
Pro forma weighted-average shares used to compute pro forma net income (loss) per share:
Basic and diluted

(1)
Pro forma for the Reorganization, including this offering and the application of the net proceeds. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83
	Patriot Mobile Inc. Pro Forma(1)	Patriot Mobile LLC Historical
(In thousands)	Period ended June 30, 2026	Period ended June 30, 2026	Year ended December 31,
			2025	2024
Summary Balance sheet data:
Total assets	$	$	$11,136	$7,957
Total current assets			3,891	2,886
Total debt			8,961	10,091
Total liabilities, excluding debt			22,996	20,565
Total current liabilities, excluding debt			19,361	19,053
Total members’ equity/shareholders’ equity	$	$	$(20,820)	$(22,699)

(1)
Pro forma for the Reorganization, including this offering and the application of the net proceeds, except for the repayment of debt under our 2026 Promissory Note. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Patriot Mobile LLC Historical
	Six months ended		Years ended
(In thousands, except % and ARPU)	June 30, 2026	June 30, 2025	December 31, 2025	December 31, 2024
Summary Cash flow data:
Cash flows from operating activities	$	$	$(1,833)	$(434)
Cash flows from investing activities			(1,781)	(1,035)
Cash flows from financing activities			3,738	916
Other Financial and Operating Data:
EBITDA(1)			(1,646)	(4,487)
Adjusted EBITDA(1)			(979)	(4,072)
Net Income Margin(2)			-3.5%	-8.8%
EBITDA Margin(1)(2)			-1.8%	-6.0%
Adjusted EBITDA Margin(1)(2)			-1.1%	-5.5%
Active Lines(1)			183,450	153,475
ARPU ($)(1)	$	$	$544	$542

(1)
For definitions and further information about how we calculate financial and operating data, and key performance indicators including a reconciliation of EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Active Lines, and ARPU please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators and Non-GAAP Financial Measures.”

(2)
Calculated as a percentage of revenue

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, before making a decision to invest in our Class A common stock. The disclosures in this section reflect our beliefs and opinions as to factors that could materially and adversely affect us in the future. We may not be able to accurately predict, control, or mitigate these risks. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have or have not occurred in the past or their likelihood of occurring in the future. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect us. If any of the following risks and uncertainties occur, our business, results of operations, financial condition, cash flows and prospects may be materially adversely affected, the price of our Class A common stock could decline, and you could lose part or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” in this prospectus.
Risks Related to Our Business, Industry and Operations
Competition in the wireless industry could adversely affect our revenues and profitability.
The wireless communications market is extremely competitive, and competition for customers is increasing. We compete with (i) national mobile network operators (“MNOs”), including AT&T, Verizon and T-Mobile, as well as a variety of regional operators; and (ii) various MVNOs. We also may face competition from providers of emerging technologies such as satellite-to-cellular services, like Starlink.
Most of our competitors have substantially greater financial, technical, personnel and marketing resources and a larger market share than we have, and we may not be able to compete successfully against them or other wireless communications providers. Due to their size and bargaining power, our larger competitors obtain discounts for facilities, equipment, handsets, content, network capacity and services, potentially placing us at a competitive disadvantage. As consolidation in the industry creates even larger competitors, our competitors’ purchasing advantages may increase further, hampering our efforts to attract and retain customers. Certain of our competitors may also offer bundled wireless, home internet services, streaming services and other products at discounted rates, significantly discounted rates on multi-line accounts or superior coverage and speeds, all of which we may be unable to offer at a similar cost or at all. If the trend toward bundling continues, we may be at a competitive disadvantage compared to larger competitors, including MNOs and other potential large new entrants with much greater financial and other resources in adapting to such bundling. This may adversely affect our ability to compete against these competitors in the longer term.
Other prospective entrants in the wireless communications industry, such as cable operators, offer bundled local, long distance, high-speed data, and television and video services. The ability of these providers to bundle telecommunications, Internet, and video with wireless services, as well as their financial strength and economies of scale, may enable them to offer wireless services at prices that are lower than the prices at which we can offer comparable services. If we cannot compete effectively with these service providers, our revenues, profits, cash flows and growth may be adversely affected.
The wireless marketplace has become increasingly competitive, with a number of new entrants providing service. Our operating performance and financial results may be adversely affected if we are unable to successfully differentiate our services from those of such competitors.
We may face competitive pressure to reduce prices for our products and services, which may adversely affect our profitability and other financial results.
As competition in the U.S. wireless communications industry has increased, providers have lowered prices, increased the amount of high-speed data available under monthly service plans, or offer incentives such as subsidies, financing plans and seasonal discounts or holiday promotions to attract or retain customers. To remain competitive with existing and future competitors, we may be compelled to offer greater subsidies

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
for our wireless devices, reduce the prices for our services or increase the available data that we offer under our plans. The prices we charge our customers for services do not affect the amounts we pay to our wireless carrier partners under our carrier partnership agreements. As a result, any further subsidies or price reductions that we offer in order to remain competitive may reduce our margins and revenues, and may adversely affect our profitability and cash flows. In addition, as device prices decline and become more disposable, customers without contracts may change their wireless providers more frequently, thereby increasing our churn and resulting in higher acquisition costs to replace those customers. A shift to lower value or less loyal customers could have an adverse impact on our results of operations and cash flows.
If we are not able to take advantage of developments in technology and address changing consumer demand on a timely basis, we may experience a decline in the demand for our services, be unable to implement our business strategy and experience reduced profits.
Our industry is rapidly changing as new technologies are developed that offer consumers an array of choices for their communications needs and allow new entrants into the markets we serve. In order to grow and remain competitive, we will need to adapt to future changes in technology, enhance our existing offerings and introduce new offerings to address our customers’ changing demands and differentiate our services and products from our competitors. If we are unable to meet future challenges from competing technologies on a timely basis or at an acceptable cost, we could lose customers to our competitors. We may not be able to accurately predict technological trends or the success of new services in the market. If our new services fail to gain acceptance in the marketplace, or if costs associated with the implementation and introduction of these services materially increase, our ability to retain and attract customers could be adversely affected.
As we introduce new offerings and technologies, we expect to phase out outdated and unprofitable technologies and services. If we are unable to do so on a cost-effective basis, we could experience reduced profits. In addition, there could be legal or regulatory restraints on our ability to phase out current services.
Finally, we are using and intend to further expand the use of AI in our operations, including in the areas of network deployment and maintenance, customer and employee support services, sales, marketing and administrative functions. There are technological, regulatory, ethical and other risks involved in deploying and using AI, particularly generative AI models. These risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation. In addition, there can be no assurance that the usage of AI will meaningfully enhance our products or services or be beneficial to our business, including our efficiency or profitability. Our competitors may incorporate AI into their offerings and operations more quickly or more successfully than we do, which could impair our ability to compete effectively. Our investments in AI and related technologies may not result in the benefits we anticipate or enable us to obtain or maintain a competitive advantage.
Higher than expected customer turnover could result in increased costs and decreased revenues, which would have an adverse effect on our profitability.
A major element of our business strategy is offering customers wireless services without requiring long-term service contracts. In contrast, MNO services providers generally require customers to enter into long-term service contracts that impose substantial early termination penalties. We do not require long-term service contracts or impose early termination penalties. Accordingly, our customers can terminate service with us easily and transition to another carrier. Although not every company in the wireless communication industry measures customer turnover, or “churn” the same way that we do, we believe that we have a lower churn than our competitors. Our average monthly churn for the year ended December 31, 2025 was approximately 1%. While we expect a certain level of customer turnover, if actual churn levels were to exceed our current forecasts, it could reduce our revenues, cause our operating margins to diminish, and adversely impact profitability. In addition, our marketing costs to attract the replacement customers required to sustain our business plan could increase, further reducing our profits. Our churn may be affected by several factors, including the following:
•
network coverage and connection quality;

•
device and network reliability issues, such as dropped and blocked calls;

•
device pricing and selection;

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
•
the ability to roam on wireless networks of other carriers;

•
pricing and affordability of our services;

•
pricing of competitive services relative to ours; and

•
customer care performance.

We may lose customers if we fail to keep up with rapid technological change occurring in the wireless industry.
The wireless communications industry is experiencing significant technological change, including ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of wireless broadband data services, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences. These changes may cause uncertainty about future demand for our wireless services and may affect the prices that we will be able to charge for these services. Rapid changes in technology, moreover, may lead to the development of wireless communications services or alternative services that consumers prefer over our services. Our operational performance and financial results may be adversely affected if we are unable to deploy future technologies or services on a timely basis or at an acceptable cost.
Our history of net losses, a working capital deficit, and the amount of our indebtedness raise doubts regarding our ability to continue as a going concern. If we are unable to achieve or sustain profitability or secure additional financing, our business, results of operations, and financial condition could be materially and adversely affected.
We have incurred net losses in every period since our inception. For the years ended December 31, 2025 and 2024, we incurred net losses of approximately $3.3 million and $6.6 million, respectively. As of December 31, 2025, we had approximately $1.0 million in cash, aggregate current debt obligations of approximately $3.1 million in convertible related party loans and notes payable, and approximately $11.8 million in current payables and accrued expenses, resulting in a working capital deficit of approximately $18.6 million. Our recurring net losses, working capital deficit, and the amount of our indebtedness have raised doubt regarding our ability to continue as a going concern. Because we have a short operating history at our current scale, it is difficult for us to predict our future operating results. We will need to generate and sustain increased revenue and manage our costs to achieve profitability. Even if we do, we may not be able to sustain or increase our profitability.
Our ability to generate profit depends on our ability to grow net revenues and drive operational efficiencies in our business to generate better margins. We expect to incur increased operating costs and may generate net losses in the near term in order to:
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strengthen the engagement of existing customers;

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drive adoption of our services and products through marketing and incentives;

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invest in our operations to support the growth;

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enhance our products and services with new designs, functionality, and technology, as applicable; and

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invest in new products.

We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our net revenue sufficiently to offset these expenses or realize any anticipated benefits. We will also face greater compliance costs associated with the increased scope of our business and being a public company. Any failure to adequately increase net revenue or manage operating costs could prevent us from achieving or sustaining profitability. We may not realize the operating efficiencies we expect to achieve through our efforts to scale the business, reduce friction in the shopping experience, and optimize costs.
Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
do not include any adjustments that might result from the outcome of going concern uncertainty. If we need to raise additional capital and are unable to do so, we could be forced to delay, reduce, suspend or cease certain of our operations or activities, which would have a negative impact on our business, prospects, operating results and financial condition. In the future, we may conclude that there is a going concern, and future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern.
There can be no assurance that we will achieve or sustain profitability or that we will be able to raise the capital necessary to continue our operations. If we are unable to continue as a going concern, you could lose your entire investment.
The wireless business is seasonal, and our results of operations for future periods will be affected negatively if we fail to deliver strong customer retention in the fourth quarter of any year.
The wireless business in the United States is generally subject to seasonal fluctuations, and our competitors, many of whom have substantially greater financial and marketing resources than we do, frequently increase their promotional and marketing activities and offer significant discounts and other incentives to attract new customers and retain existing customers in the fourth quarter. As a result, we have experienced competitive pressures during the fourth quarter to retain customers, and we expect this pattern to continue in the future. In response, we may be required to increase our own marketing and promotional expenditures or offer additional incentives in order to remain competitive, any of which could increase our operating costs and reduce our margins during the fourth quarter and potentially in subsequent periods. There can be no assurance that our efforts to retain existing customers during the holiday season or during any other time will be successful. If we are unable to compete effectively during periods of heightened promotional activity in our industry, or if our customer retention efforts during these periods fail to meet our expectations, we could experience high churn and reduced revenue. In addition, our results of operations may fluctuate significantly from quarter to quarter due to the seasonal nature of our business.
We are dependent on various mobile carriers for our wireless network, and any disruptions to such network may adversely affect our business and financial results.
We are dependent on our wireless carrier partners’ physical networks.   As an MVNO, we do not own spectrum or own or operate a physical network. Rather, national MNOs serve as our wireless network providers. To be successful, we will need to continue to provide our customers with reliable service over these nationwide networks. We rely on our wireless carrier partners and their third-party affiliates to maintain their wireless facilities and government authorizations and to comply with government policies and regulations. If any of our wireless carrier partners or their third-party affiliates fail to do so, we may incur substantial losses. Delays or failure to add network capacity, or increased costs of adding capacity or operating the network, could limit our ability to increase our customer base, limit our ability to increase our revenues, or cause a deterioration of our operating margin. Some of the risks related to these nationwide networks and infrastructure include: physical damage to access lines, breaches of security, power surges or outages, software defects and disruptions beyond our wireless carrier partners’ control, such as natural disasters and acts of terrorism, among others. Our services agreements with our wireless carrier partners do not contain any contractual indemnification provisions relating to network outages or other disruptions. Any impact on any of our wireless carriers’ nationwide networks will have an adverse impact on our business and may adversely affect our financial condition, results of operations and cash flows.
Because we are an MVNO, we do not own, lease, or control the cell towers, radio access networks, spectrum, or other physical wireless infrastructure used to provide service to our customers; rather, that infrastructure is owned and controlled solely by our wireless carrier partners. As a result, we have no independent ability to prevent, mitigate, or expedite the resolution of network outages or service degradation, and we have no redundant or alternative network onto which we can automatically shift customer traffic if a wireless carrier partner’s network experiences an outage or material disruption. Large-scale outages affecting the nationwide network of one or more of our wireless carrier partners have occurred in the past and may occur in the future, and such outages have affected, and may in the future affect, both the carrier’s own subscribers and the subscribers of MVNOs operating on that network, including our customers, at the same time and without advance warning to us. In addition, during periods of network congestion, our

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
wireless carrier partners may prioritize data traffic for their own subscribers, or for other MVNOs, ahead of traffic for our customers, which could result in reduced data speeds or availability for our customers as compared to the carrier’s own subscribers, particularly in high-traffic locations or during periods of high network demand, such as emergencies or natural disasters. We have limited or no visibility into, and no control over, our wireless carrier partners’ prioritization practices, network maintenance schedules, or root-cause remediation efforts following an outage. Any such outage, degradation, or de-prioritization, whether isolated or widespread, could result in customer dissatisfaction, increased churn, negative publicity, and harm to our brand and reputation, and, because our services agreements with our wireless carrier partners do not contain indemnification provisions for network outages or other disruptions, we may have limited or no recourse against our wireless carrier partners for losses we incur as a result.
We are dependent on technology used by our wireless carrier partners.   Wireless communications technology is evolving rapidly. A significant change in current wireless network technologies or the emergence of alternative technologies could reduce significantly our ability to offer a full range of data services, as compared to our competitors. If any of our wireless carrier partners fail to keep up with these changes, we may lose customers or may not be able to attract new customers. If any of our wireless carrier partners migrate a significant number of customers to a successor network and cease activation of new customers on their existing nationwide networks or a significant number of their activation of new customers are on a successor network, we would need to enter into negotiations with such carrier regarding a possible arrangement to provide us with access to that successor network. We may not be able to negotiate new terms with such carriers or negotiate for competitive terms with a third-party provider of those services. Additionally, the performance of our service outside the United States is dependent on the quality of our wireless carrier partners’ networks abroad. Our customers may experience network limitations when using our product internationally, over which we have little control.
If one or more of our services agreements with our MVNAs are terminated, or if one or more of our MVNAs vacate the market, we may be unable to obtain the wireless services necessary to operate our business.   We currently contract with a limited number of MVNAs to obtain access to MNO capacity. Our MVNAs may terminate their respective services agreement with us prior to the expiration of the agreement’s term due to various reasons specified in the services agreement, including, among other things, if we breach the agreement.
In case of either the expiration or termination of our service agreements with any of our MVNAs, we may be unable to reach a further agreement with such carrier or with an alternate wireless communications provider to obtain the wireless services necessary to operate our business. In addition, if one or more of our MVNAs vacates the market or is unable to renew or retain its existing agreement with the applicable MNO, such action could force the transition of services to other providers, which could have a material adverse effect on our business and results of operation.
Unlike some forms of wholesale network access, our access to wireless networks is based solely on commercial agreements with our wireless carrier partners, and no law or regulation requires our wireless carrier partners to provide us with network access on any particular terms, or at all.
Our ability to operate as an MVNO depends entirely on the voluntary commercial agreements we have negotiated with our wireless carrier partner aggregators (MVNAs). Unlike certain other forms of regulated wholesale access in the telecommunications industry, there is no federal or state law or regulation that requires MNOs to make network capacity available to MVNOs such as us, on specified terms or at all. Accordingly, if our services agreements with our wireless carrier partners expire or are terminated, we would have no legal entitlement to continued access to their networks, and we could be forced to negotiate new agreements from a position of limited leverage, on less favorable terms than our current agreements, or not at all. Regulatory or policy developments that could otherwise support MVNO access to wireless networks, such as conditions imposed in connection with spectrum license transfers or industry consolidation, are outside of our control and are not guaranteed to continue or to apply to our wireless carrier partners. The absence of a regulatory backstop for our network access increases our dependence on maintaining good commercial relationships with our wireless carrier partners and could materially adversely affect our business if those relationships deteriorate.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
We compete with our wireless carrier partners’ products.   We compete with several of the larger MNOs’ products. Such carriers may from time to time create products or acquire interests in business that directly or indirectly compete with us. As a result, our wireless carriers’ interests may be different from, or adverse to, ours.
Our wireless carrier partners’ failure to obtain the proper licenses and governmental approvals from regulatory authorities would cause us to be unable to successfully operate our business.
The FCC licenses currently held by the MNOs we use are subject to renewal and revocation. There is no guarantee that such carriers’ licenses will be renewed. The FCC requires all licensees to meet certain requirements to retain their licenses. Such carriers’ failure to comply with certain FCC requirements in a given license area could result in the revocation of such carriers’ license for that geographic area.
We may be limited in our ability to grow our business and customer base unless we can continue to obtain network capacity at favorable rates and meet the growing demands on our business systems and processes.
To further expand our MVNO business, we must continue to obtain wireless network capacity at favorable rates and terms, provide adequate customer service and acquire and market a sufficient quantity and mix of handsets and related accessories. Our operating performance and ability to attract new customers may be adversely affected if we are unable to meet the increasing demands for our services in a timely and efficient manner, while adequately addressing the growing demands on our customer service, billing, and other back-office functions. Any change in our ability, or the ability of third parties with whom we contract, to provide these services also could adversely affect our operations and financial performance.
Our operations and growth could be adversely affected if our wireless data services do not perform satisfactorily.
We provide wireless data services marketed under the Patriot Mobile brand name. Wireless data services represent a significant portion of our revenues. Our future results may be adversely affected if these services are not utilized by a sufficient number of our customers or fail to produce sufficient levels of customer satisfaction and revenues. These services and features may not counter increasing competition and pricing pressure in the wireless voice market or markedly differentiate us from our competitors. We also may not realize our goals successfully if we fail to develop and deploy new wireless data applications for our customers, offer wireless data services profitably, or achieve a satisfactory level of customer acceptance and utilization of our wireless data services.
Our service offerings may not be successful in the long term.
Our long-term success is dependent upon our sustained ability to generate sufficient revenue from our customers based on their use of our services and respond to churn by adding new customers. If we are unable to sustain or increase the revenue that we generate from our existing customers or obtain new customers to replace churned customers, our operational performance and financial results may be adversely affected.
Our substantial level of indebtedness could materially adversely affect our financial condition.
We have significant indebtedness that could materially adversely affect our business by increasing our vulnerability to general adverse economic and industry conditions, requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund operations, our growth strategy, product development and strategic initiatives; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and exposing us to the risk of increased interest rates as our borrowings are, and may in the future be, at variable interest rates. As of December 31, 2025, we had convertible notes payable to related parties of $3,025,000, a line of credit with $5,750,000 drawn and notes payable of $185,611. Our substantial indebtedness may also adversely affect our credit ratings or outlook, which may increase our cost of capital, limit our access to financing, and impair our ability to obtain additional financing on acceptable terms, or at all. The occurrence of any one of these events could have a material adverse effect on our business, results of operations, and financial condition, and our ability to satisfy our obligations under the agreements governing our indebtedness. If we fail to comply with the terms of our debt agreements, one or more of our lenders

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
could declare a default and accelerate our repayment obligations, which could materially and adversely affect our business, financial condition, results of operations, and future prospects.
We may consider mergers, acquisitions or strategic investments, which may subject us to integration and other risks.
Historically, we have grown our business organically but, subject to our existing and future contractual obligations, we may in the future consider mergers, acquisitions or strategic investments to obtain increased market share or access to new technologies. Risks we may encounter include: (i) negotiation of potential acquisitions could cause us to incur significant costs; (ii) potential acquisitions may not contribute to our business strategy, or we may pay more than the real value of the assets or company being acquired; (iii) such acquired assets or operations may not result in sales or profits that justify the investments made in such acquisitions; (iv) we may have difficulty assimilating the acquired technologies or products into our products and services; (v) our relationship with current and new employees, customers and distributors could be impaired; (vi) our due diligence process may fail to identify technical problems, such as issues with the acquired company’s product quality or product structure; (vii) we may face contingencies related to product liability, intellectual property, financial disclosures and accounting practices or internal controls; (viii) potential acquisitions may result in litigation from terminated employees or third parties; (ix) potential acquisitions may divert our management’s attention from our existing operations; and (x) we may be unable to obtain the timely authorizations from governmental authorities to the extent required to complete such potential acquisitions pursuant to competition, antitrust or other laws. These factors could have a material adverse effect on our businesses, results of operations, financial condition or cash flows, particularly in the case of the acquisition of a larger company or a high number of acquisitions. To the extent that we issue shares in connection with future acquisitions, existing shareholders may be diluted and earnings per share may decrease.
We rely on third parties to provide products and services for the operation of our business, and the failure or inability of such parties to provide these products or services could adversely affect our business, financial condition, and operating results.
We have a broad set of suppliers to help us develop, maintain, and troubleshoot products and services such as wireless network components, software development services, and billing and customer service support. However, in certain areas such as billing services, voice, and data communications transport services, wireless network infrastructure equipment, handsets, other devices, back-office processes, and payment processing, there are a limited number of suppliers that can provide adequate support, which decreases our flexibility to switch to alternative third parties. Unexpected termination of our arrangement with any of these suppliers, or difficulties in renewing our commercial arrangements with them, could have a material adverse effect on our business operations.
Our suppliers and third-party technology partners are also subject to their own risks, including, but not limited to, cybersecurity, economic, financial and credit conditions, labor force disruptions, geopolitical tensions, disruptions in global supply chain, natural catastrophic events, such as earthquakes, floods, hurricanes, storms, heatwaves and fires, energy shortages, power outages, equipment failures, terrorist attacks or other hostile acts, and public health crises. These events may result in performance below the levels required by their contracts or cause them to suspend, limit, or cease their operations, or terminate or reduce their relationship with us. We could experience severe business disruptions and delays in technology initiatives if critical suppliers or service providers fail to comply with their contracts, if we experience delays or service degradation during any transition to a new outsourcing provider or other supplier, or if we are required to replace the supplied products or services with those from another source, especially if the replacement becomes necessary on short notice. Any such disruptions could have a material adverse effect on our business, financial condition, and operating results.
Further, some of our suppliers may provide services from outside the United States, which carries additional regulatory and legal obligations. We rely on suppliers to provide us with contractual assurances and to disclose accurate information regarding risks associated with their provision of products or services in accordance with our policies and standards and our third-party risk management practices. The failure of

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
our suppliers to comply with our expectations and policies could expose us to additional legal and litigation risks and lead to unexpected contract terminations.
We depend on third-party platforms and, in some cases, a mobile virtual network enabler, for provisioning, billing and customer care functions critical to our operations, and any failure or disruption of these platforms could impair our ability to serve our customers.
In addition to our dependence on our wireless carrier partners’ physical networks, we rely on third-party platforms for critical back-office functions, including customer provisioning and activation, billing, customer relationship management and customer care systems. These systems are separate and distinct from our wireless carrier partners’ underlying network infrastructure, and a failure, outage, security incident or degradation affecting these platforms could prevent us from activating new customers, processing existing customers’ service or billing requests, or providing customer support, even if our wireless carrier partners’ underlying networks are functioning normally. We have limited ability to control the performance, security or availability of these third-party platforms, and transitioning to a different vendor, if necessary, could be costly, time-consuming and disruptive to our business. Any significant disruption to these platforms could result in customer dissatisfaction, increased churn and harm to our reputation, and could adversely affect our business, financial condition and results of operations.
Our business depends on the availability of wireless handsets and devices at acceptable prices, and tariffs, trade restrictions or supply chain disruptions affecting device manufacturers could increase our costs or limit our device offerings.
The wireless devices we offer to customers, including smartphones and related accessories, are manufactured by third parties, with a substantial portion of components and finished devices manufactured or assembled outside of the United States, including in China and other countries. The United States has imposed, and may in the future impose, tariffs or other trade restrictions on electronics and components manufactured in these countries, and has periodically threatened or implemented additional tariffs on consumer electronics, which could increase the cost of the devices we purchase for resale or subsidize for our customers. We may not be able to pass these increased costs on to our customers without reducing our competitiveness, and any resulting increase in device costs or disruption to the supply of devices, whether due to tariffs, export restrictions, geopolitical tensions or other supply chain disruptions, could reduce our margins, limit the devices we are able to offer, delay our ability to offer new devices and adversely affect our ability to attract and retain customers.
Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base, which could adversely affect our business, results of operations, financial condition, and cash flows.
Our ability to broaden our customer base will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. Our marketing efforts include the use of television, radio, podcasts, digital advertising, affinity partnerships, sponsorships, live events and grassroots outreach.
We have invested in and plan to continue expanding our sales and marketing organizations. Identifying, recruiting, and training sales and marketing personnel will require significant time, expense, and attention. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market adoption of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.
We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our results of operations in the near term.
We believe our long-term value as a company will be greater if we focus on longer-term growth over short-term results. As a result, our results of operations may be negatively impacted in the near term relative

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
to a strategy focused on maximizing short-term profitability. Significant expenditures on sales and marketing efforts, developing and enhancing our platform, and expanding our product development efforts may not ultimately grow our business or lead to expected long-term results. If our strategy does not lead to expected growth or if we are ultimately unable to achieve results of operations at the levels expected by securities analysts and investors, the market price of our common stock could decline.
Our metrics and market estimates used to evaluate our performance are subject to inherent challenges in measurement, and real or perceived inaccuracies in those estimates may harm our reputation and negatively affect our business.
The metrics we use to evaluate our growth, measure our performance and make strategic decisions are calculated using internal company data and have not been validated by a third-party. Our metrics and market estimates may differ from estimates published by third parties or from similarly titled metrics of our competitors or peers due to differences in methodology or the assumptions on which we rely. Additionally, the metrics and forecasts in this prospectus relating to the size and expected growth of our addressable market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. If securities analysts or investors do not consider our market metrics to be accurate representations of our business, or if we discover material inaccuracies in such estimates, then the market price of our common stock could decline, our reputation and brand could be harmed, and our business, financial condition, and results of operations could be adversely affected.
We may be unable to attract, develop, and retain key employees.
The success of our business depends in large part upon our ability to attract and retain highly skilled, knowledgeable and qualified managerial, professional, technical, sales and customer support personnel. We compete with many other businesses to attract and retain employees. Competition among potential employers might result in increased salaries, benefits, or other employee-related costs. Additionally, we have observed an overall tightening and increasingly competitive labor market, inflationary pressures and other macroeconomic factors including increased wages offered by other employers, and voluntary attrition of our employees and the employees of our third-party suppliers, service providers, and customers. If we are unable to maintain competitive and equitable compensation and benefit programs and practices that meet the expectations of our employees, including incentive programs that reward financial and operational performance, remote and hybrid work practices, and flexible and alternative work arrangements, our ability to recruit, hire, engage, motivate, and retain talent could be negatively affected. Any of these risks could increase our labor costs, harm our culture, decrease employee engagement, create legal costs, or damage our reputation, all of which could negatively impact our ability to attract, hire, develop, and retain a talented, competitive, and highly skilled workforce and have a material adverse effect on our business, results of operations, and financial condition.
In addition, our customer service representatives are based entirely in the United States, which may result in higher labor costs compared to our competitors that outsource their customer service operations to countries with lower labor costs, potentially placing us at a competitive disadvantage from a cost perspective.
We depend upon our senior management and our business may be adversely affected if we cannot retain them.
Our success depends upon the retention of our experienced senior management with specialized industry and technical knowledge, and in particular our Chief Executive Officer. We might not be able to find qualified replacements for the members of our senior management team if their services were no longer available to us; accordingly, the loss of critical members of our senior management team could have a material adverse effect on our ability to effectively pursue our business. Except for our Chief Executive Officer, we do not maintain key-person insurance on any of our employees, including our senior management team, and our management and other employees are generally employed on an at-will basis. The loss of the services of any individual on our senior management team would make it more difficult to successfully operate our business and pursue our business goals.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
We may not realize the expected benefits from the entry into new or amended contracts, planned cost savings, and business improvement initiatives.
From time to time, we may enter into new or expanded contracts with our suppliers, and in particular with our MVNAs. Although we may expect to realize substantial benefits from such contracts, we may not be successful with this strategy, or we may not realize all of the benefits we expect from such contracts. Additionally, our cost savings and business improvement initiatives could result in unexpected charges and expenses that negatively impact our financial results, and we could fail to achieve the desired efficiencies and estimated cost savings. If we are not able to effectively implement these initiatives, including outsourcing or similar third-party relationships, or if they fail to operate as intended, our financial results could be adversely affected. These types of initiatives could also yield unintended consequences such as distraction of management and employees, business disruption, and an inability to attract or retain key personnel, which could negatively affect our business or financial condition and results of operations.
Adverse global macroeconomic and geopolitical conditions may negatively affect our business, financial condition, results of operations and future prospects.
Adverse global or regional economic and geopolitical conditions could reduce demand for certain of our products and services, which may negatively affect our business, financial condition, results of operations and future prospects. Economic downturns, inflation, higher interest rates, tighter credit conditions, reduced consumer spending, or geopolitical developments may negatively affect demand for our offerings. Reduced consumer spending would limit our ability to grow our business.
Damage to our reputation or brand could adversely affect our business.
We believe that our reputation and brand significantly contribute to the success of our business and our relationships with our customers, employees and other stakeholders.
Our reputation and brand could be negatively affected by a number of factors, including actual or alleged quality or reliability issues related to our network services and products; cybersecurity incidents and data breaches; allegations of legal noncompliance; litigation or regulatory activity; incidents involving unethical behavior or misconduct; material weaknesses in our internal controls over financial reporting; safety, human rights, workplace or labor issues; environmental incidents or impacts; allegations related to the safety of our products, services and equipment; governance issues; our actual or perceived position or lack of position on social, political, religious and other sensitive matters; the conduct of our employees, representatives or partners; activists’ campaigns; negative sentiment about us shared over social media or the press; and other issues, incidents, or statements that, whether based on actual or perceived circumstances, result in adverse publicity. In addition, changes to the content standards of social media platforms could impact our marketing and advertising initiatives on such platforms and increase risks related to our brand.
Damage to our reputation and brand could undermine our customers’ confidence in us and reduce demand for our products and services, which could result in decreased revenue and adversely affect our business and financial results. If our reputation or brand are damaged, it could also attract regulatory scrutiny, increase litigation risks, affect our ability to attract and retain top talent, and reduce investor confidence in us.
Our business may be adversely affected by political and regulatory developments, and our political contributions or statements could expose us to reputational, legal, and financial risks.
We make, and in the future intend to make, political contributions to candidates, political parties, political action committees (“PACs”), and other politically affiliated organizations in the United States and make political statements. These activities subject us to a number of risks, including:
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Reputational harm.   Political contributions and statements may be perceived negatively by customers, employees, investors, or the public, particularly if the recipients of our contributions are associated with controversial policies or positions. Negative publicity or consumer backlash resulting from our political activities could damage our brand and adversely affect our business.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
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Regulatory and legal exposure.   Political contributions are subject to extensive federal, state, and local laws and regulations, including contribution limits, disclosure requirements, and prohibitions on certain types of contributions. Failure to comply with applicable campaign finance laws, whether intentionally or inadvertently, could result in fines, penalties, reputational damage, or government investigations.

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Shareholder and stakeholder pressure.   Shareholders, proxy advisory firms, and activist groups have increasingly scrutinized corporate political spending. We may face shareholder proposals, litigation, or other pressure demanding greater transparency or restrictions on our political activities, which could divert management attention and resources.

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Shifting political environment.   Changes in the political landscape, including shifts in elected officials or government priorities, could reduce the effectiveness of our government relations activities or result in regulatory or policy outcomes unfavorable to our business, regardless of our contribution history.

There can be no assurance that our political contributions will achieve their intended objectives or that the risks associated with such contributions will not materially and adversely affect our reputation, financial condition, or results of operations.
Our brand is closely associated with conservative political and religious values, which may limit our addressable market and expose us to boycotts, negative publicity, or the reluctance of some vendors, partners, or employees to do business with us.
We have built our brand and marketing around a specific set of political and religious values, and we believe our association with these values is an important driver of customer acquisition and loyalty among a specific segment of consumers. This positioning, however, may limit the size of our addressable market relative to wireless providers with a broader or less defined brand identity, and it may not resonate with, or may affect negatively, consumers, employees, investors, vendors, or business partners who do not share these values or who view our positioning unfavorably.
Our association with specific political and religious positions may also expose us to organized boycotts, negative media coverage, social media campaigns, or other public criticism, any of which could damage our brand and reduce demand for our services faster or more severely than would be the case for a company without such an association. In addition, some current or prospective vendors, distribution partners, advertising platforms, payment processors, or employees may be reluctant to do business with us, or may terminate or decline to renew existing relationships with us, because of our brand identity or the positions we have taken or may take in the future, which could increase our costs or limit our operational flexibility.
We cannot predict whether changes in the broader political or cultural environment will make our brand positioning more or less advantageous over time. Any of the foregoing could adversely affect our ability to grow or maintain our customer base, our relationships with vendors and partners, our ability to attract and retain employees, and our business, financial condition, and results of operations. See also “— Our business may be adversely affected by political and regulatory developments, and our political contributions or statements could expose us to reputational, legal, and financial risks” above.
We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.
To the extent that our present capital (including the funds generated by this offering) is insufficient to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, as well as market disruptions and other developments.
Historically, we have funded our operations, marketing expenditures and capital expenditures primarily through the issuance of equity and equity-linked and debt securities, as well as through borrowings on our revolving credit facility and under promissory notes. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
plans and operating performance, and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all.
If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.
If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.
Security incidents or real or perceived technical issues could impair our operations, result in loss of personal customer information, damage our reputation and brand, and harm our business and operating results.
Our continued success is dependent on our systems and software, as well as the systems and software of other third parties, continuing to operate and to meet the needs of our customers. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website and systems may contain material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or online app shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.
If we experience compromises to our security that result in technology performance, integrity, or availability problems, the complete shutdown of our website or our online app or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website or our online app, or stop using our website or our online app entirely. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers’ information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often they are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors, other companies or our third-party service providers could create the perception among our customers or potential customers that our digital platform is not safe to use.
A significant impact on the performance, reliability, security, and availability of our or our third-party service providers’ systems, software, or services may harm our reputation, impair our ability to operate, retain existing customers or attract new customers, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.
SEC rules require us to disclose material cybersecurity incidents within four business days of determining materiality, which could require us to disclose incidents before they are fully investigated, contained, or remediated.
SEC rules require us to disclose material cybersecurity incidents in a Current Report on Form 8-K within four business days after we determine that an incident is material, subject to a limited exception for delay to address national security or public safety concerns. Determining the materiality of a cybersecurity

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
incident, and the timing and scope of the required disclosure, involves significant judgment, particularly at an early stage when the scope, cause, and impact of an incident may not be fully known. As a result, we may be required to publicly disclose an incident, and details regarding its nature and impact, before our investigation and remediation efforts are complete, before we have had the opportunity to fully assess the incident’s impact, or before we would otherwise choose to make such disclosure. Such disclosure could itself increase the risk of further attacks, complicate our response and remediation efforts, expose us to litigation or regulatory scrutiny before all relevant facts are known, and cause reputational harm that a more complete, later disclosure may not have caused.
Our increasing use of artificial intelligence tools, including generative AI and third-party AI tools, may expose us to additional cybersecurity, operational, legal, and reputational risks.
We use, and intend to further expand our use of, artificial intelligence (“AI”), including generative AI, and AI-enabled tools and platforms provided by third-party vendors, in our network operations, customer and employee support, sales, marketing, fraud detection, and administrative functions. Our increasing reliance on AI technologies, and in particular on third-party AI vendors, introduces cybersecurity, operational, legal, and reputational risks in addition to those we generally face in connection with our use of technology.
Our use of third-party AI tools requires us to share company, customer, and employee data, including personal information, with AI vendors and their subprocessors, which increases the number of parties with access to such data and our exposure to unauthorized access, security incidents, or misuse of that data that are outside of our direct control. We cannot guarantee that our AI vendors maintain data security, retention, or data use practices that are adequate or consistent with our policies or applicable law, including with respect to whether customer or employee data may be used to train AI models. Any compromise, breach, or misuse of data processed through AI tools, whether attributable to us or to our vendors, could result in unauthorized disclosure of sensitive information, regulatory investigations or enforcement actions, litigation, remediation costs, and harm to our reputation.
AI systems, including large language models, may be vulnerable to attack vectors that are not present in traditional software, such as prompt injection, data poisoning, model manipulation, or other adversarial inputs, which could cause AI tools to generate inaccurate, biased, or harmful outputs, including inaccurate customer communications, flawed fraud-detection determinations, or erroneous operational or billing decisions. In addition, malicious actors, including those targeting us, our vendors, or our customers, are increasingly using AI, including generative AI, to develop more sophisticated and effective cyberattacks, phishing schemes, deepfakes, and other social engineering techniques, which may increase the frequency, severity, or likelihood of success of security incidents affecting us.
The legal and regulatory landscape governing the use of AI, including with respect to data privacy, consumer protection, and algorithmic accountability, is rapidly evolving, varies by jurisdiction, and remains uncertain. New laws, regulations, or enforcement priorities could require us to alter or limit our use of AI tools, increase our compliance costs, or expose us to fines, penalties, or litigation. See “— Laws and regulations relating to the handling of privacy, data protection, and AI may result in increased costs, legal claims, fines, or reputational damage.” Any of the risks described above could disrupt our operations, damage our reputation and brand, result in loss of customer trust, subject us to legal or regulatory liability, or otherwise have a material adverse effect on our business, financial condition, and results of operations.
We are subject to risks related to device subsidy fraud, SIM-swap fraud, and other forms of account takeover, which could result in financial losses, regulatory scrutiny, and harm to our reputation.
As is common in our industry, we offer subsidized or discounted wireless devices to attract and retain customers. Bad actors have targeted, and may in the future target, our services with fraudulent account signups or fraudulent device upgrade requests intended to obtain subsidized or discounted devices for immediate resale, without any intention of using our wireless services on an ongoing basis. Detecting and preventing this type of fraud requires ongoing investment in fraud-detection tools, processes, and personnel, and our efforts may not be effective, particularly as fraud techniques evolve, including through the use of AI-enabled tools by bad actors. If we are unable to prevent or adequately mitigate device subsidy fraud, we may incur direct financial losses from unrecovered device subsidies, and our results of operations could be adversely affected.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
We are also subject to the risk of SIM-swap fraud and other forms of account takeover, in which a bad actor fraudulently convinces us, our wireless carrier partners, or a customer to transfer or reassign a customer’s phone number or account to a device or SIM card controlled by the bad actor, typically in order to intercept text messages or calls used for identity verification or two-factor authentication for the victim’s other accounts, such as email, banking, or cryptocurrency accounts. The FCC has adopted rules intended to strengthen customer authentication requirements and reduce the incidence of SIM-swap fraud, and we have incurred, and expect to continue to incur, costs to comply with these requirements or similar requirements that may be imposed on us. If our authentication and fraud-prevention measures, or those of our wireless carrier partners, fail to prevent unauthorized SIM swaps or account takeovers, affected customers may suffer financial or other harm for which they may seek to hold us responsible, we may be subject to litigation, regulatory investigations, or enforcement actions, and our reputation and brand could be harmed, any of which could adversely affect our business, financial condition, and results of operations.
Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.
Our business and operations could be materially and adversely affected in the event of earthquakes, floods, fires, telecommunications failures, blackouts or other power losses, break-ins, acts of terrorism, war, political crises, inclement weather, public health crises, pandemics or endemics, or other catastrophic events. In particular, our executive offices are located in the Dallas-Fort Worth metroplex, a tornado- and hail-sensitive area, and, damage to or total destruction of our executive offices resulting from severe weather events may not be covered in whole or in part by any insurance we may have. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties, or if our operations were interrupted by telecommunications failures, blackouts, acts of terrorism, political or geopolitical crises or public health crises, our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business could be affected adversely as a result.
Risks Related to Our Corporate Structure
We operate as a Texas public benefit corporation. As a public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose.
As a public benefit corporation, we are required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our shareholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our amended and restated certificate of formation. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, results of operations and financial condition. See “Description of Capital Stock — Public Benefit Corporation Status.”
As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, brand, reputation and status as a public benefit corporation may be harmed.
As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial performance.
Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing shareholder value, our directors have a fiduciary duty to consider not only the shareholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by our actions. See “Description of Capital Stock — Public Benefit Corporation Status.” Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose,

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
even if those actions do not maximize our financial results. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our shareholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all, yet may have an immediate negative effect on any amounts available for distribution to our shareholders. For example, each year, we contribute a portion of our gross profit to organizations that protect First Amendment freedoms, defend Second Amendment rights, advance the sanctity of life, honor and support our military veterans and first responders, and promote faith, family, freedom, and America’s founding principles. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.
As a public benefit corporation, we are less attractive as a takeover target than a traditional company would be and, therefore, your ability to realize your investment through an acquisition may be limited. Additionally, public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and shareholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that board of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Texas public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.
Our directors have a fiduciary duty to consider not only our shareholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our shareholders.
While directors of traditional corporations are required to make decisions they believe to be in the best interests of their shareholders, directors of a public benefit corporation have a fiduciary duty to consider not only the shareholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by the company’s actions. Under Texas law, directors must manage the affairs of the company’s business in a manner that balances the pecuniary interests of shareholders, the best interests of those persons materially affected by the company’s conduct and the specific public benefit or benefits specified in the company’s certificate of formation. Thus, unlike traditional corporations which must focus exclusively on shareholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. See “Description of Capital Stock — Public Benefit Corporation Status.” In the event of a conflict between the interests of our shareholders and the interests of our specific public benefit or our other stakeholders, our directors must only make decisions based on a balancing of various interests; thus, there is no guarantee such a conflict would be resolved in favor of our shareholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.
Public benefit corporations are a relatively new class of corporations, and we cannot predict how or whether existing laws and regulations will be applied to our public benefit corporation status.
Because the public benefit corporation form is relatively new and has a limited operating history as a public entity, there is limited case law involving public benefit corporations, which creates legal and operational uncertainty. For example, the Delaware Court of Chancery recently issued an opinion regarding the fiduciary duties of directors of public benefit corporations under Delaware law, which may influence how Texas courts interpret the fiduciary duties of directors of public benefit corporations under Texas law. Stockholders of a public benefit corporation may bring derivative lawsuits to enforce the directors’ obligation to manage the company in accordance with Texas law. As with other derivative claims, there is uncertainty about how courts will interpret and apply the relevant provisions of Texas law to a public benefit corporation’s operations. We cannot predict how changes in, or interpretations to, laws, regulations and case law applicable to public benefit corporations will impact our public benefit corporation status. There is no guarantee that the laws governing public benefit corporations will not change in the future, including in a way that is adverse to our business or operations.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
We have not operated as a public company, which will require us to incur substantial costs and will require substantial management attention, and we may not be able to manage our transition into a public company effectively or efficiently.
We have never operated as a public company and will incur significant legal, accounting, and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to, and we may not effectively or efficiently manage, our transition into a public company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”) will also apply to us following this offering. To comply with the various requirements applicable to public companies, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. If, notwithstanding our efforts to comply with these laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Further, failure to comply with these rules might make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management. As such, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.
We also expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements applicable to a public company, which diversion may adversely affect our business, results of operations and financial condition. We intend to hire additional accounting and finance personnel with system implementation experience and expertise regarding compliance with the Sarbanes-Oxley Act and other securities and reporting regulations. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If we are unable to recruit and retain additional finance personnel or if our finance and accounting team is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported consolidated financial statements could cause our stock price to decline and could harm our business, financial condition, and results of operations.
If we fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial results, which could adversely affect investor confidence in us and the value of our Class A common stock.
As a public company, we will be required to maintain internal control over financial reporting and to evaluate and report on the effectiveness of that internal control, and once we cease to be an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We have not previously been required to document and test our internal control over financial reporting under these standards, and the process of doing so may require us to expend significant resources and identify control deficiencies, including material weaknesses. If we identify one or more material weaknesses in our internal control over financial reporting, or if we are otherwise unable to conclude that our internal control over financial reporting is effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline, subject us to regulatory scrutiny or investigation, and adversely affect our ability to raise additional capital.
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting,

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
which continued to exist at December 31, 2025. These material weaknesses related to information technology general controls (“ITGCs”) for our general ledger accounting system and the review and approval of manual journal entries. Specifically, we did not maintain effective controls over the user access provisioning, logical access (segregation of duties), and program change management for our general ledger accounting system. Additionally, the accounting system has inherent limitations over the review and approval of manual journal entries and audit trail documentation. These internal control deficiencies could result in a misstatement of our financial statement accounts and disclosures that would not be prevented or detected on a timely basis. Accordingly, we have determined that these deficiencies constitute material weaknesses.
We are committed to remediating these material weaknesses and have taken steps during 2026 to begin remediating these material weaknesses. Effective June 1, 2026, we implemented a new general ledger accounting system, which provides for a formal review and approval workflow over manual journal entries as well as improved system access controls and user-level audit trails. We are in the process of implementing ITGCs as well as controls over the review of manual journal entries.
We communicate progress towards remediation of material weaknesses to those charged with governance on a quarterly basis to provide transparency and accountability towards timely remediation, which we expect will continue throughout 2026. We believe these actions will be effective in remediating the deficiencies described above. Until the remediation plans are fully implemented and operating for a sufficient period of time, the material weaknesses described above will continue to exist.
Our principal asset is our interest in Patriot Mobile Holdings LLC and, as a result, we depend on distributions from Patriot Mobile Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Patriot Mobile Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.
We are a holding company and have no material assets other than our ownership of LLC Units. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, depends upon the financial results and cash flows of Patriot Mobile Holdings LLC and distributions we receive from Patriot Mobile Holdings LLC. There can be no assurance that Patriot Mobile Holdings LLC will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Patriot Mobile Holdings LLC is currently subject to debt instruments or other agreements that restrict its ability to make distributions to us, which may in turn affect Patriot Mobile Holdings LLC’s ability to pay distributions to us and thereby adversely affect our cash flows.
Patriot Mobile Holdings LLC continues to be treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, any taxable income of Patriot Mobile Holdings LLC is allocated to holders of LLC Units, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of Patriot Mobile Holdings LLC. Under the terms of the Patriot Mobile Holdings LLC Operating Agreement, Patriot Mobile Holdings LLC is obligated, subject to various limitations and restrictions (including with respect to our debt agreements), to make tax distributions to holders of LLC Units, including us. In addition to tax expenses, we incur expenses related to our operations, including payments under the Tax Receivable Agreement, which are and we expect will continue to be significant. See “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.” We intend, as its managing member, to cause Patriot Mobile Holdings LLC to make (i) pro rata tax distributions in cash to the holders of LLC Units (including us) in an amount at least sufficient to fund all or part of their tax obligations in respect of taxable income allocated to them, as well as our obligations to make payments under the Tax Receivable Agreement (such pro rata distributions to the Continuing Equity Holders to be exclusive of the right of such Continuing Equity Holders to receive payments pursuant to the Tax Receivable Agreement) and (ii) non-pro rata payments to us to reimburse us for our operating expenses (such expenses not to include obligations under the Tax Receivable Agreement). However, Patriot Mobile Holdings LLC’s ability to make such distributions is subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Patriot Mobile Holdings LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Patriot Mobile Holdings LLC insolvent. If

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, because of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement” and “Certain Relationships and Related Persons Transactions — Patriot Mobile Holdings LLC Operating Agreement.” In addition, if Patriot Mobile Holdings LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired, although we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future.
As mentioned above, under the Patriot Mobile Holdings LLC Operating Agreement, we intend to cause Patriot Mobile Holdings LLC, from time to time, to make pro rata distributions in cash to the holders of LLC Units (including us) in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of Patriot Mobile Holdings LLC (such pro rata distributions to the Continuing Equity Holders to be exclusive of the right of such Continuing Equity Holders to receive payments pursuant to the Tax Receivable Agreement). As a result of (i) potential differences in the amount of net taxable income allocable to us and to the other holders of LLC Units, (ii) the lower tax rate applicable to corporations as opposed to individuals, and (iii) certain tax benefits covered by, and payments under, the Tax Receivable Agreement, these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for LLC Units and corresponding shares of Class A common stock will be made as a result of any cash dividend or distribution by us or any retention of cash by us. As a result, the holders of LLC Units (other than us) may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Units, notwithstanding that such holders may have participated previously as holders of LLC Units in distributions that resulted in such excess cash balances to us. See “Description of Capital Stock.” To the extent we do not distribute such excess cash as dividends on our Class A common stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending or contributing it (or a portion thereof) to Patriot Mobile Holdings LLC, which may result in shares of our Class A common stock increasing in value relative to the value of LLC Units. Following a contribution of such excess cash to Patriot Mobile Holdings LLC we may make an adjustment to the outstanding number of LLC Units held by holders of LLC Units (other than us).
Risks Related to our Tax Receivable Agreement and Tax Structure
The Tax Receivable Agreement with the Continuing Equity Holders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.
We are a party to a Tax Receivable Agreement with Patriot Mobile LLC and each of the Continuing Equity Holders. Under the Tax Receivable Agreement, among us and each of the Continuing Equity Holders, we are required to make cash payments to the Continuing Equity Holders equal to    % of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) the amount of tax benefits, if any, that Patriot Mobile Inc. actually realizes (or in some circumstances is deemed to realize) as a result of certain increases in tax basis resulting from our acquisition (or deemed acquisition for U.S. federal tax purposes) of the Continuing Equity Holders’ LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or Call Right (“Basis Adjustments”) and (ii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement. We are required to make such payments to the Continuing Equity Holders even if all of the Continuing Equity Holders were to exchange or have had redeemed their remaining LLC Units.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
The payment obligation is an obligation of Patriot Mobile Inc. and not of Patriot Mobile Holdings LLC. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.” Payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Patriot Mobile Holdings LLC by the exchanging Continuing Equity Holders. Furthermore, if we experience a Change of Control (as defined under the Tax Receivable Agreement), which includes certain mergers, asset sales, and other forms of business combinations, we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a Change of Control transaction than they would receive in the absence of such obligation. Accordingly, the Continuing Equity Holders’ interests may conflict with those of the holders of our Class A common stock.
The actual Basis Adjustments and the actual utilization of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors including: the timing of redemptions by the Continuing Equity Holders; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Holders; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Holders that do not benefit holders of our Class A common stock to the same extent that they benefit the Continuing Equity Holders.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Holders that do not benefit the holders of our Class A common stock to the same extent that they benefit the Continuing Equity Holders. The Tax Receivable Agreement with Patriot Mobile Holdings LLC and the Continuing Equity Holders entered into in connection with our initial public offering which provides for the payment by us to the Continuing Equity Holders of    % of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement. See “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.” Although we will retain    % of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.
In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Holders may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement generally applies to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement. However, the Tax Receivable Agreement provides that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations or other changes of control, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Agreement to make payments will be determined based on certain assumptions, including an assumption that we will have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the Continuing Equity Holders could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. The Company will reassess the tax benefit payments liability at each reporting period based on updated exchange activity and tax benefit realization. The contractual Early Termination Rate is defined under the agreement as the lesser of (i)    % per annum, compounded annually, and (ii) SOFR plus       basis points, which applies to early termination payments and may serve as a reference point for market participant assumptions. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
We will not be reimbursed for any payments made to the Continuing Equity Holders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement are based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (“IRS”), or another tax authority, may challenge all or part of the Basis Adjustments or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect the rights and obligations of Continuing Equity Holders under the Tax Receivable Agreement, then, under certain circumstances, we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of Continuing Equity Holders. The interests of Continuing Equity Holders in any such challenge may differ from or conflict with our interests and your interests, and Continuing Equity Holders may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Holders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Holder are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Holder will be netted against future cash payments, if any, that we might otherwise be required to make to such Continuing Equity Holder, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Holder for a number of years following the initial time of such payment. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will agree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Holder that are the subject of the Tax Receivable Agreement.
Risks Related to our Class A Common Stock and This Offering
An active trading market for our Class A common stock may not develop or be sustained and you may not be able to sell your shares at or above the initial public offering price, or at all.
There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A common stock following this

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
offering. If you purchase our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. An active market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable or liquid enough for you to sell your shares.
The price of our Class A common stock could be volatile and you may not be able to resell your shares at or above our initial public offering price. Declines in the price of Class A common stock could subject us to litigation.
Our stock price may be volatile and may decline, resulting in a loss of some or all of your investment. The trading price and volume of our Class A common stock could fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
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variations in our operating results and other financial and operational metrics, including the key financial and operating metrics disclosed in this prospectus, as well as how those results and metrics compare to analyst and investor expectations;

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speculation in the market about our operating results;

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the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

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events or factors resulting from global health crises such as a pandemic, war, incidents of terrorism, or responses to these events;

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announcements of new services or enhancements, strategic alliances or significant agreements, or other developments by us or our competitors;

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announcements by us or our competitors of mergers or acquisitions or rumors of such transactions involving us or our competitors;

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changes in management, other key personnel, or our board of directors;

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disruptions in our platform due to hardware, software or network problems, security breaches, or other issues;

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the strength of the economy in the jurisdictions in which we operate, and market conditions in our industry and those affecting our partners and customers;

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trading activity by our principal shareholders, including upon the expiration of contractual lock-up agreements, and other market participants, in whom ownership of our common stock may be concentrated following this offering;

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price and volume fluctuations in the overall stock market;

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the performance of the equity markets in general and in our industry;

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the operating performance of other similar companies;

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actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

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new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

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litigation or other claims against us;

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the number of shares of our Class A common stock that are available for public trading; and

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any other factors discussed in this prospectus.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the price of our Class A common stock could decline for reasons unrelated to our

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
business, results of operations, or financial condition. The price of our Class A common stock might also decline in reaction to events that affect other companies, even if those events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and could divert our management’s attention and resources, which could adversely affect our business.
If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following this offering based on the total value of our as-adjusted tangible assets less our as-adjusted total liabilities. Therefore, if you purchased our common stock in this offering, at the initial public offering price of $      per share, you would experience an immediate dilution of $      per share, the difference between the price per share you pay for our Class A common stock and our pro forma net tangible book value per share as of December 31, 2025, after giving effect to the issuance by us of       shares of our Class A common stock in this offering. See “Dilution.”
Future sales and issuances of our Class A common stock or rights to purchase Class A common stock could result in additional dilution to our shareholders and could cause the price of our Class A common stock to decline.
We may issue additional Class A common stock, convertible securities or other equity following the completion of this offering. We also expect to issue Class A common stock to our employees, directors and other service providers pursuant to our equity incentive plans. Such issuances will be dilutive to investors and could cause the price of our Class A common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our Class A common stock.
Our actual operating results may not meet our guidance or analyst or investor expectations, which would likely cause our stock price to decline.
From time to time, we may release guidance in our earnings releases, earnings conference calls, or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and investors may publish or otherwise have expectations regarding our business, financial condition, and results of operations, for which we do not accept any responsibility. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us or analysts will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or analyst or investor expectations, the trading price of our Class A common stock is likely to decline.
If securities analysts or industry analysts downgrade our Class A common stock, publish negative research or reports, or fail to publish reports about our business, our stock price and trading volume could decline.
The market price and trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or change their recommendation about our competitors’ stock, our stock price could decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline or become volatile.
We will have broad discretion in the use of the net proceeds to us from this offering and may not apply the proceeds in ways that increase our market value or improve our operating results.
Our management will have considerable discretion in the application of the net proceeds to us of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
proceeds are being used appropriately. The net proceeds to us may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.
We do not intend to pay dividends on our Class A common stock, so any returns on your investment will be limited to changes in the value of our Class A common stock.
We have never declared or paid any dividends on our Class A common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any dividends for the foreseeable future. In addition, if we were to enter into loan or similar agreements in the future, these agreements may contain restrictions on our ability to pay dividends or make distributions. Any return to shareholders will therefore be limited to the increase, if any, in our stock price, which may never occur.
The JOBS Act allows us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.
The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual gross revenues are less than $1.235 billion will, in general, qualify as an “emerging growth company” until the earliest of:
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the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

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the last day of its fiscal year in which it has annual gross revenue of $1.235 billion or more;

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the date on which it has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; and

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the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as we (i) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (ii) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months, and (iii) have filed at least one annual report pursuant to the Exchange Act.

Under this definition, we are currently an “emerging growth company” and could remain an “emerging growth company” until as late as the fifth anniversary following our 2026 initial public offering. For so long as we are an “emerging growth company,” we will, among other things:
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not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

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not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

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not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

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be exempt from the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

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be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers and directors, our principal stockholders, and their respective affiliates, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.
Our Class B common stock has         votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Immediately following the completion of this offering, our executive officers and directors, our principal stockholders, and their respective affiliates will beneficially own approximately       of the       shares of our Class B common stock that are issued and outstanding. Immediately following the completion of this offering, these holders will represent approximately    % of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares of Class A common stock in this offering by any of these holders. For more information, see the section titled “Security Ownership of Certain Beneficial Owners and Management.”
These stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock — Class A and Class B Common Stock” for additional information.
The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.
Certain stock index providers have excluded companies with multiple classes of shares of common stock from being added to certain stock indices. Accordingly, the dual-class structure of our common stock makes us ineligible for inclusion in indices with such restrictions and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock. In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such stockholder advisory firms may publish negative commentary about our corporate governance practices or our capital structure, which may dissuade large institutional investors from purchasing shares of our Class A common stock. These actions could make our Class A common stock less attractive to other investors and may result in a less active trading market for our Class A common stock.
We qualify as a “controlled company” within the meaning of Nasdaq listing rules and, as a result, qualify for, and may rely on, exemptions from certain corporate governance requirements.
Upon completion of this offering, Bryan Bradford will beneficially own shares representing more than 50% of the voting power of our outstanding capital stock, and we expect to be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. As a controlled company, we will be permitted to elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that we have a majority of independent directors on our board of directors, that we have a compensation committee composed entirely of independent directors, and that we have a nominating and corporate governance committee composed entirely of independent directors, or that director nominations be made, or recommended for the board’s selection, by the independent members of the board or a committee comprised

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
solely of independent directors. If we elect to rely on some or all of these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements, and our board of directors’ approach to governance and independent oversight may differ from that of a fully independent board.
Provisions in our certificate of formation and bylaws, in addition to Texas law and our dual class capital structure, could discourage a takeover that stockholders may consider favorable and could lead to entrenchment of management.
Our certificate of formation and bylaws will contain provisions that may have the effect of delaying, deferring, or discouraging another party from acquiring control of us, even where a majority of our stockholders might consider such a transaction favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may include, among others: authorization for our board of directors to issue shares of preferred stock in one or more series, and to determine the powers, preferences, and rights of those shares, without further stockholder approval, which could be used to dilute the stock ownership of a person seeking to obtain control of us; limitations on the ability of stockholders to call special meetings or to act by written consent in lieu of a meeting; advance notice requirements for stockholder proposals and director nominations; and rules governing the filling of vacancies on our board of directors. These provisions, together with the concentration of voting control resulting from our dual class common stock structure described above, could discourage, delay, or prevent a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company, and could also affect the price that some investors are willing to pay for our Class A common stock.
Our certificate of formation and bylaws limit the liability of, and provide for indemnification of, our directors and officers, which could reduce the amounts recoverable against them and increase our indemnification obligations.
Our certificate of formation limits the liability of our directors for monetary damages for breach of their fiduciary duties as directors to the fullest extent permitted by the TBOC, and our bylaws require us to indemnify our directors and officers, and permit us to indemnify our employees and other agents, for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, subject to limited exceptions. We have also entered into, or intend to enter into, indemnification agreements with our directors and executive officers that may be broader than the specific indemnification provisions in the TBOC. These provisions and agreements may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duties, may reduce the likelihood of derivative litigation against our directors and officers even where such actions, if successful, might otherwise benefit us and our stockholders, and could increase the costs we incur in defending or settling any such claims, including through the advancement of expenses. We also maintain directors’ and officers’ liability insurance, but this insurance may not be sufficient to cover all amounts for which we are obligated to indemnify our directors and officers, and we may be unable to maintain this insurance on commercially reasonable terms, or at all, in the future.
The TBOC and our charter include provisions that may limit shareholders’ ability to bring a cause of action against our directors or officers for certain acts or omissions in their capacity as directors or officers of the Company, including minimum share ownership for derivative proceedings and the presumption of the business judgment rule.
The TBOC and our governing documents include certain provisions that may limit our shareholders’ ability to bring certain derivative claims against our officers and directors. For example, the TBOC provides that, if a public benefit corporation has a class of stock listed on a national securities exchange, shareholders that own at least the lesser of 2% of the company’s outstanding shares or shares whose market value is at least $2 million may maintain a derivative action on behalf of the company to enforce compliance with certain requirements of the TBOC. Based on the initial public offering price set forth on the cover page of this prospectus, 2% of our outstanding shares has a total dollar value of approximately $      .
The TBOC also permits corporations to request a court, at the start of a transaction (including a related party transaction) or inquiry into a derivative claim, to determine the independence and

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
disinterestedness of directors serving on a special committee reviewing the transaction or directors or other individuals on panels reviewing derivative claims. Subsequent challenges to independence or disinterestedness would require new facts. Our bylaws will provide that these TBOC provisions will apply to us.
In addition, Section 21.419 of the TBOC sets forth certain presumptions concerning compliance by directors and officers with respect to their duties to a corporation, including the duty of care and duty of loyalty. Specifically, in taking or declining to take any action on any matters of a corporation’s business, Section 21.419, which applies to us, provides that a director or officer is presumed to have acted (i) in good faith, (ii) on an informed basis, (iii) in furtherance of the interests of the corporation and (iv) in obedience to the law and the corporation’s governing documents. These provisions are described as codifying the “business judgment rule.” In order to succeed in a cause of action against a director or officer, the company or a shareholder pursuing such an action must rebut one or more of the foregoing presumptions and prove with particularity the director or officer’s act or omission constituted a breach of duty as a director or officer and that such breach involved fraud, intentional misconduct, an ultra vires act or a knowing violation of law. Because we are organized as a public benefit corporation under the TBOC, our directors are also required to balance the pecuniary interests of our shareholders, the best interests of those materially affected by our conduct, and the specific public benefit or public benefits identified in our certificate of formation, as required by Section 21.957 of the TBOC. The interplay between the presumptions set forth in Section 21.419 and the balancing obligations imposed on directors of public benefit corporations under Section 21.957 has not been tested in court, and there can be no assurance as to how a court would apply the business judgment rule in the context of a claim that our directors failed to appropriately balance these interests.
Our bylaws will impose minimum stock ownership and solicitation requirements on shareholders seeking to submit proposals for shareholder approval, which could limit the ability of our shareholders to bring matters before a meeting of shareholders, including matters relating to our public benefit purpose.
Upon the completion of this offering, we will qualify as a “nationally listed corporation” under Section 21.373 of the TBOC, and our bylaws will provide that the shareholder proposal requirements permitted by that section will apply immediately upon qualifying as a “nationally listed corporation.” As a result, except with respect to director nominations and procedural resolutions ancillary to the conduct of a shareholders’ meeting, a shareholder or group of shareholders seeking to submit a proposal for approval at a meeting of shareholders will be required to satisfy specified ownership, holding-period and solicitation requirements.
Under these provisions, the proposing shareholder or shareholder group must hold an amount of voting shares (determined as of the date of submission of the proposal) equal to at least $1,000,000 in market value or 3% of our voting shares, must have held that amount continuously for at least six months before the date of the meeting and throughout the entire duration of the meeting, and must solicit holders of shares representing at least 67% of the voting power of shares entitled to vote on the proposal at the shareholder meeting. Based on the initial public offering price set forth on the cover page of this prospectus, 3% of our voting shares has a total dollar value of approximately $      .
These requirements are more restrictive than the requirements that would otherwise apply absent such a bylaw provision and may make it more difficult, or in some cases impracticable, for shareholders to submit proposals for consideration at a shareholders’ meeting. Because we are organized as a public benefit corporation under the TBOC, these restrictions may be particularly significant insofar as they could limit the ability of our shareholders to submit proposals relating to our public benefit purpose, the manner in which our directors balance the pecuniary interests of our shareholders, the best interests of those materially affected by our conduct, and the specific public benefit or public benefits identified in our certificate of formation, as required by Section 21.957 of the TBOC, or other matters arising under Subchapter S of the TBOC. As a result, our shareholders may have fewer opportunities to present proposals for shareholder approval, even on matters they believe are important, which could limit shareholder influence over corporate governance, our public benefit purpose and other matters.
Section 21.373 of the TBOC was enacted in 2025 and, while its enforceability has not yet been challenged in court and we do not have any material concerns related to enforceability of Section 21.373 or

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
the related bylaws provision, like many new laws, we expect the enforceability of TBOC Section 21.373 will eventually be challenged.
Our bylaws place restrictions on the forum, venue and procedures for legal actions or proceedings initiated by our shareholders, including certain requirements for mandatory arbitration. These provisions could limit our shareholders’ ability to pursue certain claims and/or increase the cost of doing so and could also affect the procedures, rights, and remedies available to our shareholders in such legal actions or proceedings.
Our bylaws contain a section (the “Forum Selection Bylaw”), which provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the filing, adjudication, and trial of all disputes between (i) one or more shareholders and (ii) us or our directors, officers, or controlling persons, or any underwriter of securities issued by us (or controlling person thereof) relating to any of the following: (1) any derivative proceeding, meaning a civil dispute brought in the right of us, including any derivative proceeding to enforce the requirements applicable to public benefit corporations under Subchapter S of the TBOC; (2) any action based on the governance, governing documents, or internal affairs of the Company, including any action relating to our public benefit purpose; (3) any action based on state or federal securities or trade regulation laws; (4) any action based on the alleged act(s) or omission(s) by a person in its capacity as a shareholder, controlling person, director, officer or other managerial official of the Company; (5) any action based on the alleged breach(es) by one or more shareholders, controlling persons, directors, officers, or other managerial officials of a duty owed, in his or her capacity as such, to us or to any of our shareholders, including any alleged failure by directors to balance the pecuniary interests of shareholders, the best interests of those materially affected by our conduct, and the specific public benefit or public benefits identified in our certificate of formation as required by Section 21.957 of the TBOC; (6) an action seeking to hold any of our shareholders, controlling persons, directors, officers, or other managerial officials liable for an obligation of us, other than on account of a written contract signed by the person to be held liable in a capacity other than as a shareholder or managerial official; and (7) any action arising out of the TBOC, will be the Texas Business Court, Eighth Division (the “Business Court”) (each, an “Internal Dispute”).
The selection of the Business Court as the exclusive forum for Internal Disputes may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other managerial officials, or other employees, which may discourage lawsuits against us and our directors, officers, other managerial officials, and other employees. Except to the extent that we consent in writing, or a court of competent jurisdiction determines in a final and unappealable judgment, that an Internal Dispute is not subject to the sole and exclusive venue and forum or jurisdiction of the Business Court or arbitration, a shareholder will not be permitted to litigate an Internal Dispute in federal court or in any state court other than the Business Court, and will not be able to avail itself of any potential advantages or procedural protections of such other forums (subject to the provisions of Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) discussed below). Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock will be deemed to have notice of and to have consented to these provisions. For more information, please refer to “Description of Capital Stock — Exclusive Forum and Venue and Arbitration, Jury Trial Waiver.”
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and under Section 29 of the Exchange Act, investors cannot be required to waive compliance with the substantive obligations of the federal securities laws and the rules and regulations thereunder. Nonetheless, we believe federal case law interpreting the Exchange Act provides that the requirement under Section 27 of exclusive jurisdiction in federal court may be waived under certain circumstances. Our position is that the Business Court can exercise jurisdiction over claims arising under the Exchange Act, because Texas law by statutory authority expressly gives the Business Court jurisdiction over such claims. Accordingly, we believe that under our Bylaws a shareholder bringing a claim under the Exchange Act, whether directly or on a derivative basis, must bring such a claim in the Business Court (and will not have available to them federal court).
Our position regarding the law governing the ability to consent to the selection of a state tribunal where there is explicit exclusive federal jurisdiction for certain actions brought under the federal securities laws (including the Exchange Act) is untested, and there is risk that, if an Internal Dispute were filed under

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
the Exchange Act or the rules and regulations thereunder in a court other than the Business Court, that court could deny a motion by us to transfer the action to the Business Court pursuant to the Forum Selection Bylaw. In such a case, we and/or plaintiffs may incur additional expense and uncertainty of trying a case in a different forum or the forum might be arbitration (as further discussed below).
Accordingly, our bylaws provide that to the extent that a court of competent jurisdiction (which is a court that possesses personal and subject matter jurisdiction) were to decline, in a final and unappealable judgment, to transfer an Internal Dispute to the Business Court (such Internal Dispute, an “Other Dispute”), such Other Dispute would be exclusively and finally settled by arbitration, pursuant to the Texas Arbitration Act, under the Expedited Procedure Provisions of the Rules of the International Chamber of Commerce, pursuant to Article 30 thereof.
To be clear, absent our consent, a shareholder would not be able to file an arbitration demand pursuant to the Dispute Resolution Clause without first obtaining a final and unappealable judgment declining to transfer that shareholder’s Internal Dispute to the Business Court. The governing law of such Other Dispute would be the federal law of the United States or the law of the State of Texas, as applicable to the issues raised in the Other Dispute, including without limitation the pleading and discovery limitations of the Private Securities Litigation Reform Act.
If a court declines to transfer an Internal Dispute to the Business Court, but such court is later held not to have personal or subject matter jurisdiction with respect to such Internal Dispute, the arbitration provision would not be triggered because such action would be required to be dismissed and subsequently brought in a court of competent jurisdiction.
Given the unsettled nature of the law in this area, there is some risk that a court that has denied a motion to transfer an Internal Dispute to the Business Court pursuant to the Forum Selection Bylaw would also deny a motion to compel arbitration of such Other Dispute pursuant to the Forum Selection Bylaw. Accordingly, the Forum Selection Bylaw further provides that to the extent that a court of competent jurisdiction determines in a final and unappealable judgment that such Other Dispute cannot be compelled to arbitration pursuant to the Forum Selection Bylaw, the sole and exclusive forum for the adjudication and trial of such Other Dispute will be the United States District Court for the Northern District of Texas, Fort Worth Division (the “Federal Court”). Finally, the Forum Selection Bylaw provides that to the extent that a court of competent jurisdiction determines in a final and unappealable judgment that the Federal Court lacks jurisdiction over any such Other Dispute, the sole and exclusive forum and venue for such Other Dispute will be the state district courts of Tarrant County, Texas.
Regardless of the forum, venue, or procedures selected for an Internal Dispute or Other Dispute, our bylaws shall require that any Internal Dispute or Other Disputes be brought only as an individual action or derivative proceeding, and, to the fullest extent permitted by law, shall prohibit shareholders from bringing such an Internal Dispute or Other Dispute as a class action, mass action, or other form of collective action or from being consolidated or joined, in whole or in part, consistent with the Arbitration Rules. However, we may, at our sole option, elect to seek consolidation or joinder of matters as consistent with the Arbitration Rules.
In addition, our bylaws will provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our stock shall be deemed to have irrevocably and unconditionally waived any right it may have to a trial by jury in any Internal Dispute. This will prevent a shareholder from requesting that a jury decide disputed issues of fact and may discourage lawsuits against us and our directors, officers, other managerial officials, and other employees.
These dispute resolution rules that our bylaws will establish for Internal Disputes, as well as the Arbitration Rules to the extent they will apply, are different from the procedural rules that would normally apply to the litigation of Internal Disputes in state or federal court. They may prevent a shareholder from availing itself of procedural protections that would be available under litigation in state or federal court and may render available or affect adversely the rights and remedies available to shareholders in such proceedings.
Particularly in the case of arbitration, including its prohibition on class or collective actions, these dispute resolution rules may also result in greater costs being imposed on shareholders to litigate Internal

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Disputes, and in some cases involving lower amounts in controversy, the additional costs that may be imposed on shareholders to litigate Internal Disputes could exceed the potential recovery from such litigation.
In addition, because we are organized as a public benefit corporation under the TBOC, these dispute resolution provisions, including the exclusive forum selection, mandatory arbitration, and prohibition on class or collective actions, could limit the ability of our shareholders to enforce the obligations of our directors to balance the pecuniary interests of our shareholders, the best interests of those materially affected by our conduct, and the specific public benefit or public benefits identified in our certificate of formation, as required by Section 21.957 of the TBOC, or to bring derivative proceedings to enforce compliance with the requirements applicable to public benefit corporations under Subchapter S of the TBOC.
Although we maintain that our bylaws, including the Forum Selection Bylaw (and its selection of the Business Court as the sole and exclusive forum for all actions brought under federal securities laws) accord with the law and are enforceable, it is possible that one or more provisions of our bylaws, including those regarding the exclusive forum for Internal Disputes, mandatory arbitration for Other Disputes, or waiver of the right to proceed on a class, mass, or collective basis, may be found by a court to be inapplicable or unenforceable. In addition, the mandatory arbitration provision in our bylaws could be subject to litigation or regulatory scrutiny, which could result in the provision being enjoined or in additional costs or uncertainty. In such case, we may incur additional costs or delays associated with resolving such actions, including in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.
Risks Related to Regulation and Legal Proceedings
As a Texas public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance shareholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.
Shareholders of a Texas public benefit corporation (if they, individually or collectively, own at least the lesser of 2% of the company’s outstanding shares or shares whose market value is at least $2 million) are entitled to file a derivative lawsuit claiming the directors failed to balance shareholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact our management’s ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.
We and others in our industry are subject to allegations of intellectual property infringement which, if resolved against us, could reduce our revenues, cause us to lose customers or increase our costs.
Wireless communications providers have been the subject of third-party allegations of intellectual property rights infringement and we cannot be certain that our products do not and will not infringe the intellectual property rights of others. In some instances, these third-party allegations have progressed to lawsuits alleging infringement of patent and other rights. We may in the future be a target of lawsuits alleging that our service and/or product offerings infringe third parties’ intellectual property rights. Any such allegations, whether or not meritorious, could result in costly litigation and divert the efforts of our legal staff and other personnel. While we will seek appropriate assurances and indemnification from vendors, if it is ultimately determined that a third-party has enforceable intellectual property rights with respect to our services, it may adversely affect our results of operations or prevent us from offering our services. If we are found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or pay damages and cease making or selling certain products. In addition, we may need to redesign some of our service offerings to avoid future infringement liability.
We may become involved in claims, lawsuits, government investigations, and other proceedings that could adversely affect our business, financial condition, and results of operations.
From time to time, we may become involved in litigation matters, such as matters incidental to the ordinary course of our business, including intellectual property, commercial, employment, class action, whistleblower, accessibility, and other litigation and claims, and governmental and other regulatory

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of these expenses from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.
We are subject to the Telephone Consumer Protection Act and similar state telemarketing laws, and violations and class action litigation related thereto could result in substantial statutory damages and harm to our business.
We market our services, and communicate with current and prospective customers, using telephone calls and text messages, which subjects us to the Telephone Consumer Protection Act (“TCPA”) and similar state laws restricting telemarketing calls, automated or prerecorded calls, and text messages, as well as evolving FCC rules regarding consent, revocation of consent, and robocall mitigation. The TCPA and similar state statutes provide for statutory damages of $500 to $1,500 per violation, without any requirement to prove actual damages, and claims are frequently brought as class actions, which can result in aggregate exposure that is disproportionate to any actual harm and that is difficult to predict or insure against. We have been, and may in the future be, subject to demands, claims, or litigation alleging violations of the TCPA or similar laws, whether based on our own marketing practices, those of our vendors or business partners acting on our behalf, or changes in the consent status of a customer or prospective customer that we are unaware of. Any such claims, regardless of merit, could result in significant defense costs, settlements, or judgments, and could harm our reputation and divert management attention, any of which could adversely affect our business, financial condition, and results of operations.
Compliance with the current regulatory framework and any changes in regulations or in the regulatory framework under which we operate could adversely affect our business, financial condition, and operating results.
We are subject to regulatory oversight by various federal, state, and local agencies, as well as judicial review and actions, on issues related to the telecommunications industry that include, but are not limited to, Universal Service Fund (“USF”), 911 services, robocalling/robotexting, consumer protection, consumer privacy, and cybersecurity.
The FCC regulates the licensing, construction, modification, operation, ownership, sale, and interconnection of wireless communications systems, as do some state and local regulatory agencies. Additionally, the FTC and other federal and state agencies have asserted that they have jurisdiction over some consumer protection matters, and the elimination and prevention of anticompetitive business practices with respect to the provision of wireless products and services.
We cannot assure that any federal, state, or local agencies with jurisdiction over us will not adopt or change regulations, change or discontinue existing programs, implement new programs, or take enforcement or other actions that would adversely affect our business, impose new costs, or require changes in current or planned operations, including timing of the shutdown of legacy technologies.
We also face potential investigations by, and inquiries from or actions by state public utility commissions. We also cannot assure that Congress will not amend the Communications Act, from which the FCC obtains its authority, and which serves to limit state authority, or enact other legislation in a manner that could be adverse to our business.
Failure to comply with applicable regulations could have a material adverse effect on our business, financial condition, and operating results. We could be subject to fines, forfeitures, and other penalties for failure to comply with the FCC or other governmental regulations, even if any such noncompliance was unintentional. Any related fines or forfeitures, could adversely affect our business, financial condition, and operating results.
Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
of the internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, and consumer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply, or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings, or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by customers and suppliers, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.
In addition, it is possible that governments of one or more countries may seek to censor content available on our website or may even attempt to completely block access to our website. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net revenue and expand our business as anticipated.
Laws and regulations relating to the handling of privacy, data protection, and AI may result in increased costs, legal claims, fines, or reputational damage.
More than a dozen states have enacted new, comprehensive privacy laws that create new data privacy rights for residents of those states and new compliance obligations for us and the industry in general, in addition to private rights of action for certain types of data breaches. These include the California Consumer Privacy Act (“CCPA”) and similar laws in other states. Pending legislation in a number of other states would create similar laws elsewhere. All of these new privacy laws and others that we expect to be developed and enacted going forward will impose additional data protection obligations and potential liability on companies such as ours doing business in those states. Further, privacy laws also limit our ability to collect and use personal information.
We have incurred and will continue to incur significant implementation costs to ensure compliance with the CCPA, new privacy laws in other states, and their related regulations, including managing the complexity of laws that vary from state to state. Both federal and state governments are considering additional privacy laws and regulations which, if passed, could further impact our business, strategies, offerings, and initiatives and cause us to incur further costs. Any actual or perceived failure to comply with the CCPA, other data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breaches, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.
AI-related laws and regulations continue to remain uncertain and may vary from jurisdiction to jurisdiction. Our obligations to comply with the evolving legal and regulatory landscape may require us to incur significant additional costs or limit our ability to incorporate certain AI capabilities into our business operations or product offerings. As we integrate AI technologies into our business, we must navigate varying regulations that could impact our operations and product development. Additionally, the use of AI may also raise certain ethical issues or concerns, and while we are focused on developing and implementing AI responsibly, we may be unable to identify or resolve those issues before they arise. Failure to comply with these regulations or prevent AI-related issues or unintended consequences from occurring, could result in fines, penalties, or restrictions on our use of AI, which could adversely affect our business.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
If tax laws change or we experience adverse outcomes resulting from examination of our tax returns or disagreements with taxing authorities, it could adversely affect our business, financial condition, and results of operations.
We are subject to tax in the United States. The United States has recently proposed or recommended changes to existing tax laws and has enacted new laws that could significantly increase our tax obligations or require us to change the manner in which we operate our business. For example, in August 2022, the Inflation Reduction Act (the “IRA”) was signed into law. The IRA, among other things, includes a new 15% corporate minimum tax as well as a 1% excise tax on corporate stock repurchases, subject to certain exceptions. In addition, in July 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law. The OBBBA introduced significant changes to numerous areas of U.S. federal income tax law, including permanency of certain provisions in the 2017 Tax Cuts and Jobs Act, and changes to R&D expensing, bonus depreciation, and international tax provisions. The application and interpretation of these laws affect our operations in complex ways and are subject to change, and some changes may be retroactively applied. Additional guidance with respect to any of these rules or other changes in tax law could materially affect our financial position, tax obligations, and effective tax rate.
In addition, we are subject to the examination of our income and other tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition, and results of operations.
Our insurance program may not cover claims brought against us, deny coverage of claims, or be inadequate to cover future losses.
We maintain third-party insurance to cover our exposure to certain property and casualty losses and are insured for certain retentions, claims, and expenses related to other property and casualty losses, including product liability, and cybersecurity and data privacy losses. Settlement or judgements of claims brought against us may not be covered by insurance or, if covered, our claim may be denied or subject to insurance coverage limits provided by third-party insurers that are insufficient to fully cover unanticipated losses.
Litigation brought against us, regardless of its merits, could be costly to defend and could result in increases of our insurance premiums and exhaust any insurance coverage that we may have. The financial impact of such litigation is difficult to assess or quantify but could adversely affect our business, results of operations, and financial condition. Even where the claim should be covered by insurance, we may have to pay in full before obtaining any insurance proceeds. Product liability insurance for these types of claims is becoming more limited and may not be available to us at amounts that we historically have obtained or that we would like to obtain.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
•
competition in the wireless industry from national MNOs, regional carriers, MVNOs, and emerging technologies, including competitive pricing pressure and its effect on our profitability and cash flows;

•
our ability to adapt to rapid technological change and evolving consumer demand, including through our use of artificial intelligence;

•
higher-than-expected customer turnover and its effect on our revenues and marketing costs;

•
our history of losses and our ability to achieve or sustain profitability;

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our dependence on our wireless carrier partners’ networks, technology, and contractual agreements, and our carrier partners’ ability to maintain required FCC licenses and governmental approvals;

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our ability to obtain network capacity at favorable rates, scale our business systems and processes, and achieve sufficient performance and adoption of our wireless data and prepaid services;

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our ability to protect and enforce our intellectual property rights and defend against intellectual property infringement allegations;

•
integration and other risks associated with potential mergers, acquisitions, or strategic investments;

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our reliance on third-party suppliers and service providers for critical aspects of our business;

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our ability to expand our sales and marketing capabilities and grow our customer base while balancing near-term profitability and long-term growth;

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the accuracy of our internal metrics and the size of our market estimates;

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our ability to attract, develop, and retain key employees and senior management, including the cost impact of our U.S.-based customer service operations;

•
adverse macroeconomic and geopolitical conditions and their effect on consumer spending and demand for our services;

•
damage to our reputation or brand;

•
the impact of political and regulatory developments and our political contributions and statements;

•
our need for additional capital and the terms on which such capital may be available;

•
cybersecurity incidents, data breaches, and other security or technical failures;

•
natural disasters, public health crises, political crises, and other catastrophic events affecting our operations;

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
•
risks associated with our status as a Texas public benefit corporation, including our ability to achieve our public benefit purpose, the effect of our public benefit obligations on financial performance and stockholder returns, our attractiveness as an acquisition target, and increased derivative litigation risk;

•
costs and management attention required as a result of operating as a public company for the first time;

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our dependence on distributions from Patriot Mobile Holdings LLC and the limitations on its ability to make such distributions;

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our substantial payment obligations under the Tax Receivable Agreement with the Continuing Equity Holders, including the potential acceleration of or payments in excess of actual tax benefits realized, and the non-reimbursement risk arising from disallowed tax benefits;

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involvement in claims, lawsuits, and government investigations;

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compliance with telecommunications regulations, internet and e-commerce regulations, and any changes in the regulatory frameworks governing our business;

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privacy, data protection, and artificial intelligence laws and regulations and the costs of compliance;

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changes in tax laws, adverse outcomes from examination of our tax returns, and limitations on our ability to utilize our net operating loss carryforwards and other tax attributes;

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the adequacy of our insurance program to cover claims brought against us;

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our substantial level of indebtedness and its effect on our financial condition and operational flexibility; and

•
other factors that are discussed in the section entitled “Risk Factors,” beginning on page 21.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We expect to receive $      million of net proceeds (assuming the midpoint of the price range set forth on the cover page of this prospectus) from the sale of Class A common stock by us in this offering, after deducting underwriting discounts and commissions. If the underwriters exercise in full their option to purchase     additional shares of Class A common stock from us, we estimate that the net proceeds will be $      million, after deducting underwriting discounts and commissions.
We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $      million. All of such offering expenses will be paid for or otherwise borne by Patriot Mobile Holdings LLC.
We intend to use the net proceeds from this offering to purchase     newly issued LLC Units for approximately $      million directly from Patriot Mobile Holdings LLC (or     LLC Units from Patriot Mobile Holdings LLC for $      million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Patriot Mobile Holdings LLC intends to use the net proceeds from the issuance of newly issued LLC Units to us, as follows: (i) redeem LLC Units from certain Continuing Equity Holders for $      million in aggregate at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, (ii) to repay approximately $      million of borrowings outstanding under our 2026 Promissory Note, (iii) to pay estimated offering expenses of $      million, and (iv) the remainder, if any, for general corporate purposes, which may include funding for opportunistic acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. Upon each redemption of LLC Units from the Continuing Equity Holders, the corresponding shares of Class B Common Stock will automatically be transferred to Patriot Mobile Inc. for no consideration and canceled.
As of            , 2026, outstanding borrowings under our 2026 Promissory Note totaled $      million. Borrowings under the 2026 Promissory Note bear interest at a floating rate equal to the greater of (i) four percent (4%) and (ii) the Prime Rate published in the Wall Street Journal. The interest rate as of            , 2026 was    % and the 2026 Promissory Note matures on November 10, 2027. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to contribute all of the additional net proceeds to Patriot Mobile Holdings LLC in exchange for additional LLC Units. Patriot Mobile Holdings LLC intends to use such additional net proceeds for general corporate purposes, which may include funding for opportunistic acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.
A $1.00 increase or decrease in the assumed initial public offering price of $      per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions, to increase or decrease, respectively, by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each     share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us by approximately $      million and, in turn, increase (decrease) the net proceeds by approximately $      million used to purchase newly issued LLC Units from Patriot Mobile Holdings LLC, assuming that the price per share for the offering remains at $      (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discount. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we will use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, we will contribute fewer net proceeds to Patriot Mobile Holdings LLC, which may reduce by a corresponding amount the net proceeds directed to repay the 2026 Promissory Note.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
from this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments, and U.S. government securities.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Except in certain limited circumstances, holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Patriot Mobile Holdings LLC. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours. See “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Sources of Capital.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and subject to the requirements of applicable law, compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A common stock.” Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.
Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Units we purchase from Patriot Mobile Holdings LLC and from the Continuing Equity Holders. Patriot Mobile Holdings LLC, in turn, will be a holding company, the principal asset of which will consist of 100% of the outstanding membership interests in Patriot Mobile LLC, and will be the sole managing member of Patriot Mobile LLC. If we decide to pay a dividend in the future, we would need to cause Patriot Mobile LLC to make distributions to Patriot Mobile Holdings LLC, and to cause Patriot Mobile Holdings LLC to make distributions to us, in an amount sufficient to cover such dividend. If Patriot Mobile Holdings LLC makes such distributions to us, the other holders of LLC Units will be entitled to receive pro rata distributions. See “Risk Factors — Risks Related to Our Organizational Structure.” Our principal asset after the completion of this offering will be our interest in Patriot Mobile Holdings LLC, and, as a result, we will depend on distributions from Patriot Mobile Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Patriot Mobile Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2026:
•
on a historical basis;

•
on a pro forma basis for Patriot Mobile Inc., giving effect to the Reorganization; and

•
on a pro forma basis prepared in accordance with Article 11 of Regulation S-X giving effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information,” included elsewhere in the prospectus, which reflects the sale by us of           shares of Class A common stock in this offering at an assumed initial public offering price of $      share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Our Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements and related notes thereto included elsewhere in this prospectus.
As of June 30, 2026(1)
	Patriot Mobile LLC (Actual)	Patriot Mobile Inc. (Pro Forma)(2)	Patriot Mobile Inc. (Pro Forma, As Adjusted)(2)
Cash and cash equivalents	$	$	$
Total debt(3)	$	$	$
Total members’ equity
Stockholder’s equity:
Class A common shares – $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma
Class B common shares – $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma
Additional paid-in-capital
Total Patriot Mobile Inc. stockholders’ equity
Noncontrolling interests
Total members’ and stockholders’ equity
Total capitalization	$	$	$

(1)
Patriot Mobile Inc. was incorporated on July 31, 2026. The data in this table has been derived from the historical consolidated financial statements included elsewhere in this prospectus, which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Patriot Mobile LLC.

(2)
The pro forma and pro forma, as adjusted, columns include the Patriot Mobile LLC interests owned by the Continuing Equity Holders, which represents    % of the LLC Units. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.
(3)
As of June 30, 2026, total outstanding borrowings under the Line of Credit Agreement were $      million, total outstanding borrowings under the convertible related party notes were $      million and total outstanding borrowings under the notes payable were $      million.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
DILUTION
Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our Class A common stock for accounting purposes. Our pro forma net tangible book value as of June 30, 2026 after giving pro forma effect to the Reorganization was $      million, or $      per share of Class A common stock.
Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value, or total tangible assets less total liabilities, by our shares of Class A common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to the Reorganization (assuming that 100% of our Class B common stock has been canceled in connection with a redemption of LLC Units for Class A common stock). Assuming an initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving pro forma effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and the application of such proceeds, except for the repayment of debt under our 2026 Promissory Note, as described in the as adjusted column in “Capitalization”), our as adjusted pro forma net tangible book value as of June 30, 2026 would have been $      million, or $      per share. This represents an immediate increase in the pro forma net tangible book value of $      per share to our existing investors and an immediate dilution to new investors purchasing shares in this offering of $      per share, resulting from the difference between the assumed offering price and the as adjusted pro forma net tangible book value after giving effect to the Reorganization and this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been canceled in connection with a redemption of LLC Units for Class A common stock):
Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2026 after giving effect to the Reorganization (before this offering)	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value per share (after giving effect to the Reorganization and this offering)	$
Dilution in pro forma net tangible book value per share to new investors in this offering(1)	$

(1)
If the initial public offering price of $      per share, which is the midpoint, were to increase or decrease by $1.00 per share, of the estimated price range set forth on the cover page of this prospectus, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $      or $      , respectively.

The following table summarizes, on an adjusted pro forma basis as of June 30, 2026, the total number of shares of Class A common stock owned by our existing investors (assuming that 100% of our Class B common stock has been canceled in connection with a redemption of LLC Units for Class A common stock) and to be owned by new investors, the total consideration paid and the average price per share paid by our existing investors and to be paid by new investors in this offering at $      per share, calculated before deduction of estimated underwriting discounts and commissions.
	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
	(in thousands)		(in millions)
Existing investors(1)		%	$	%	$
New investors in this offering		%	$	%	$
Total		100%	$	100%	$
The data in the table excludes the shares of Class A common stock that may be reserved for issuance under any long-term incentive plan that may be adopted.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Each $1.00 increase (decrease) in the initial public offering price of $      per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $      million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the number of shares of Class A common stock being offered in this offering will be increased to     , with such additional shares representing    % of the total number of shares of Class A common stock.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2026, and the year ended December 31, 2025, give effect to the pro forma adjustments related to the Reorganization, which we refer to as “Reorganization Transaction Adjustments,” and the Offering Transactions, which we refer to as the “Offering Adjustments.” We refer to the Reorganization Transaction Adjustments and the Offering Adjustments collectively as the “Reorganization Transactions and Offering.” The Reorganization Transactions and the Offering Transactions are collectively referred to as the “Transactions.” The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2026, and the year ended December 31, 2025, give pro forma effect to the Transactions as if they had occurred on January 1, 2025. The unaudited pro forma balance sheet information as of June 30, 2026, gives effect to the pro forma adjustments as if they had occurred on June 30, 2026. See “Capitalization.” The unaudited pro forma condensed consolidated financial information has been prepared by our management and is based on Patriot Mobile LLC’s historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma condensed consolidated financial information below.
We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Patriot Mobile LLC. See the notes to unaudited pro forma condensed consolidated financial information below for a discussion of assumptions made. The unaudited pro forma condensed consolidated financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.
The Reorganization Transaction Adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information, and primarily include:
•
The Reorganization described under “Our Organizational Structure”; including the issuance of             shares of our Class B common stock to the Continuing Equity Holders, which is equal to the number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B common stock, for nominal consideration; and

•
The effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement”;

The Offering Adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information, and primarily include:
•
The issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $       million, assuming that the shares are offered at $       per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•
The application directly and indirectly by Patriot Mobile Inc. of the net proceeds from this offering to acquire newly issued LLC Interests from Patriot Mobile Holdings LLC at a purchase price per LLC Interest equal to the initial public offering price of Class A common stock net of underwriting or placement agent discounts and/or commissions;

•
The application of a portion of the proceeds of the sale of LLC Interests to Patriot Mobile Inc. to (i) pay fees and expenses of approximately $       million in connection with this offering, (ii) repay in full the outstanding indebtedness under the Line of Credit Agreement and (iii) as otherwise set forth in “Use of Proceeds”;

•
The recognition of a non-controlling interest in Patriot Mobile Holdings LLC held by the Continuing Equity Owners, which will be exchangeable for shares of Class A common stock on a one-for-one basis in accordance with the terms of the Patriot Mobile Holdings LLC Agreement;

•
The issuance of restricted stock units granted to certain of our independent directors and certain of our employees in connection with completion of this offering; and

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
•
A provision for corporate income taxes on the income of Patriot Mobile Holdings LLC allocable to Patriot Mobile Inc., inclusive of all U.S. federal, state, local, and foreign income taxes.

Our historical financial information as of June 30, 2026, and for the six months ended June 30, 2026, and the year ended December 31, 2025, has been derived from Patriot Mobile LLC’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026, and audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this prospectus. The unaudited pro forma financial information has been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will be a taxpaying entity subject to U.S. federal, state and foreign income taxes. The unaudited pro forma financial information was prepared in accordance with Article 11 of SEC Regulation S-X. See the accompanying notes to the unaudited pro forma financial information for a discussion of assumptions made.
The unaudited pro forma financial information has been prepared for illustrative purposes only and is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. Future results may vary significantly from the results reflected in the unaudited pro forma condensed consolidated statements of operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma financial information. However, our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial information.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.
Because Patriot Mobile Inc. was formed on July 31, 2026 and prior to the offering had no material assets or results of operations until the completion of the offering, its historical financial information is not included in the unaudited pro forma condensed consolidated financial information as of or for the six months ended June 30, 2026, or for the year ended December 31, 2025.
We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Units we acquire directly from Patriot Mobile Holdings LLC and from each Continuing Equity Holder, collectively representing an aggregate    % economic interest in Patriot Mobile Inc. The remaining    % economic interest in Patriot Mobile Holdings LLC will be owned by the Continuing Equity Holders through their ownership of LLC Units, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. We will be the sole managing member of Patriot Mobile Holdings LLC. We will operate and control all of the business and affairs of Patriot Mobile Holdings LLC and, through Patriot Mobile Holdings LLC, conduct our business.
Our organizational structure following this offering is commonly referred to as an Up-C structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Holders to retain their equity ownership in Patriot Mobile Holdings LLC following the offering and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in Patriot Mobile Inc., a Texas corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the potential tax benefits to the Continuing Equity Holders associated with this structure is that future taxable income of Patriot Mobile Holdings LLC that is allocated to the Continuing Equity Holders will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Holders may have their LLC Units redeemed by Patriot Mobile Holdings LLC (or at our option, directly exchanged

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
with Patriot Mobile Inc.) for newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Holders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Units, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Holder will automatically be transferred to Patriot Mobile Inc. for no consideration and be canceled. The Continuing Equity Holders and Patriot Mobile Inc. also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Holder’s LLC Units for Class A common stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.” In general, the Continuing Equity Holders expect to receive payments under the Tax Receivable Agreement in amounts equal to    % of certain tax benefits, as described below, and Patriot Mobile Inc. expects to benefit in the form of cash tax savings in amounts equal to    % of such tax benefits, as described below. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.
We expect to benefit from the remaining    % of cash savings, if any, that we realize. Due to the uncertainty in the amount and timing of future exchanges of LLC Units by LLC Unitholders and purchases of LLC Units from LLC Unitholders, the unaudited pro forma financial information assumes that no future exchanges or purchases of LLC Units have occurred and therefore no increases in tax basis in the Patriot Mobile Holdings LLC assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma financial information. Additionally, amounts payable under the Tax Receivable Agreement are contingent upon, among other things, generation of sufficient future taxable income during the term of the Tax Receivable Agreement. As such, there is no resulting liability related to the Tax Receivable Agreement in connection with the Reorganization Transactions as the associated deferred tax assets are fully offset by a valuation allowance. As a result of the full valuation allowance, changes in the assumed number of LLC Units exchanged or the assumed share price would have no impact on the amount of deferred tax assets or Tax Receivable Agreement liability recorded as of the date of this prospectus.
Upon an exchange under the exchange feature, an additional Tax Receivable Agreement liability will be recorded against stockholders’ equity based on the amounts that are probable (not subject to a valuation allowance) and reasonably estimable of being paid under the Tax Receivable Agreement. Similarly, changes in both the deferred tax asset and valuation allowance that result from subsequent exchanges shall be reflected as charges against stockholders’ equity. Any subsequent changes to the Tax Receivable Agreement liability that are not related to an exchange or a payment pursuant to the Tax Receivable Agreement will be recorded in operating income including the initial recognition of a Tax Receivable Agreement liability at a post-transaction date. Subsequent changes to the deferred tax valuation allowance will be recognized in income tax expense. If all LLC Unitholders were to exchange or sell us all of their LLC Units, we would recognize a deferred tax asset of approximately $      million and a liability under the Tax Receivable Agreement of approximately $      million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 21%; (iv) that we will have sufficient taxable income to fully utilize the tax benefits and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of our Class A common stock at the time of the exchange, and the tax rates then in effect.
For each 5% increase (decrease) in the amount of LLC Units exchanged by or purchased from LLC Unitholders (or their transferees of LLC Units or other assignees), our deferred tax asset would increase (decrease) by approximately $      million and the related liability would increase (decrease) by approximately $      million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $      per share, our deferred tax asset would increase (decrease) by approximately $      million and the related liability would increase (decrease) by approximately $      million, assuming that the number of LLC Units exchanged by or purchased from LLC Unitholders (or their transferees of LLC Units and other assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for illustrative purposes only.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
The unaudited pro forma financial information should be read together with “Our Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited consolidated financial statements of Patriot Mobile LLC and related notes thereto, and the audited consolidated financial statements of Patriot Mobile LLC and related notes thereto included elsewhere in this prospectus.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
PATRIOT MOBILE INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2026
(in thousands)
	Patriot Mobile LLC	Transaction Accounting Adjustments – Reorganization (Note 2)		Transaction Accounting Adjustments – Offering (Note 2)		Patriot Mobile Inc. Pro forma as Adjusted
ASSETS
Current assets:
Cash	$	$	(BB)	$	(DD)	$
(GG)
Accounts receivable, net of allowance
Related party receivables
Inventory
Prepaid expenses and other current assets					(EE)
Deferred contract costs, current
Total current assets
Property and equipment, net
Intangible assets, net
Operating right-of-use assets
Finance right-of-use assets
Deposits
Deferred tax asset			(CC)
Deferred contract costs, non-current
Total assets	$	$		$		$
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$	$		$	(EE)	$
Accrued expenses and other current liabilities			(AA)		(EE)
(GG)
Deferred revenue, current
Convertible debt, related parties			(AA)
Line of credit, net					(GG)
Notes payable, current
Operating lease liabilities, current
Finance lease liabilities, current
Total current liabilities

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
	Patriot Mobile LLC	Transaction Accounting Adjustments – Reorganization (Note 2)		Transaction Accounting Adjustments – Offering (Note 2)		Patriot Mobile Inc. Pro forma as Adjusted
Deferred revenue, net of current portion
Notes payable, net of current portion
Operating lease liabilities, net of current portion
Finance lease liabilities, net of current portion
TRA liability			(CC)
Total liabilities	$	$		$		$
Commitments and contingencies (Note 15)
Member’s equity:
Class A membership units			(BB)
Class D membership units			(AA)
(BB)
Accumulated deficit					(FF)
Stockholder’s equity:
Class A common shares					(DD)
Class B common shares			(AA)
(BB)
Additional paid-in-capital			(AA)		(DD)
			(BB)		(EE)
			(CC)		(FF)
Total Patriot Mobile Inc. stockholders’ equity
Noncontrolling interests					(FF)
Total stockholders’ equity
Total liabilities and stockholders’ equity	$	$		$		$

See accompanying notes to unaudited pro forma condensed consolidated financial information

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
PATRIOT MOBILE INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2026
(in thousands, except per unit and per share data)
	Patriot Mobile LLC	Transaction Accounting Adjustments – Reorganization (Note 3)		Transaction Accounting Adjustments – Offering (Note 3)		Patriot Mobile Inc. Pro Forma as Adjusted
Revenues
Wireless service revenue	$	$		$		$
Equipment revenue
Total Revenues
Costs and expenses:
Cost of wireless service (excluding depreciation and amortization)
Cost of equipment (excluding depreciation and amortization)
Operating expenses (excluding depreciation and amortization)					(B)
Depreciation and amortization
Total costs and expenses
Loss from operations
Other income (expenses)
Interest income
Interest expense			(A)		(C)
Other income (expense)
Total other expense, net
Net income (loss) before income taxes
Income tax provision (benefit)					(D)
Net loss	$	$		$		$
Net loss attributable to noncontrolling interests					(E)
Net loss attributable to Patriot Mobile Inc.
Per unit and per share data (Note 4)
Net income (loss) per Class A unit – Basic and diluted	$
Weighted average Class A units outstanding – Basic and diluted
Net income (loss) per Class A common share – Basic and diluted						$
Weighted average Class A common share outstanding – Basic and diluted
See accompanying notes to unaudited pro forma condensed consolidated financial information

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
PATRIOT MOBILE INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025
(in thousands, except per unit and per share data)
	Patriot Mobile LLC		Transaction Accounting Adjustments – Reorganization (Note 3)		Transaction Accounting Adjustments – Offering (Note 3)		Patriot Mobile Inc. Pro Forma as Adjusted
Revenues
Wireless service revenue		$86,341	$		$		$
Equipment revenue		6,621
Total Revenues		92,962
Costs and expenses:
Cost of wireless service (excluding depreciation and amortization)		44,572
Cost of equipment (excluding depreciation and amortization)		7,414
Operating expenses (excluding depreciation and amortization)		42,222				(B)
Depreciation and amortization		624
Total costs and expenses		94,832
Loss from operations		(1,870)
Other income (expenses)
Interest income		7
Interest expense		(1,012)		(A)		(C)
Other income (expense)		(400)
Total other expense, net		(1,405)
Net income (loss) before income taxes		(3,275)
Income tax provision (benefit)		—				(D)
Net loss		(3,275)	$		$		$
Net loss attributable to noncontrolling interests		—				(E)
Loss attributable to Patriot Mobile Inc.	$		$		$		$
Per unit and per share data (Note 4)
Net income (loss) per Class A unit – Basic and diluted		$(0.39)
Weighted average Class A units outstanding – Basic and diluted		8,303
Net income (loss) per Class A common share – Basic and diluted							$
Weighted average Class A common share outstanding – Basic and diluted
See accompanying notes to unaudited pro forma condensed consolidated financial information

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Note 1:
Description of the Reorganization Transactions

Prior to the consummation of this offering, Patriot Mobile Holdings LLC will merge a newly formed merger subsidiary of Patriot Mobile Holdings LLC with and into Patriot Mobile LLC so that the members of Patriot Mobile LLC become members of Patriot Mobile Holdings LLC and Patriot Mobile LLC becomes a wholly owned subsidiary of Patriot Mobile Holdings LLC (the “Initial Reorganization”). As a result of the Initial Reorganization, Patriot Mobile Holdings LLC will become the sole managing member of Patriot Mobile LLC and its primary asset will be 100% ownership interest in Patriot Mobile LLC. Upon consummation of this offering Patriot Mobile Inc. will be a holding company and its principal asset will consist of LLC Units it acquires directly from Patriot Mobile Holdings LLC and from each Continuing Equity Holder. Patriot Mobile Inc. will be the sole managing member of Patriot Mobile Holdings LLC and will control the business and affairs of Patriot Mobile Holdings LLC and its subsidiaries, including Patriot Mobile LLC.
Patriot Mobile Inc. will use all of the net proceeds from this offering of our common stock to repay $      million of our outstanding indebtedness under the Line of Credit Agreement, under which $      million was outstanding and which had an interest rate of    % as of June 30, 2026, to pay expenses incurred in connection with this offering and the other Reorganization Transactions, and for general corporate purposes. To the extent the underwriters exercise the option to purchase additional shares of common stock in full, such proceeds will be used for general corporate purposes.
For a description of the Reorganization Transactions and this offering, refer to the section entitled “Our Organizational Structure.”
Note 2:
Adjustments to unaudited pro forma condensed consolidated balance sheet as of June 30, 2026 are as follows:

Adjustments related to the Reorganization Transactions
(AA)
Reflects the exchange of $      million of convertible related party debt, including $      million of accrued interest for           LLC Units and           shares Class B common stock immediately prior to the offering.

(BB)
Reflects the net effect on cash and cash equivalents and stockholders’ equity of the issuance of shares of Class B Common Stock to the Continuing Equity Holders, which is equal to the number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B common stock, for nominal consideration.

(CC)
Reflects adjustments for deferred tax assets and obligations under the Tax Receivable Agreement triggered by the purchase of LLC Units from each of the Continuing Equity Holders, as described in greater detail under “Our Organizational Structure” and “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement,” in connection with the completion of this offering. The pro forma adjustments reflect the following:

•
Estimated deferred tax benefit of approximately $      million recognized for the tax benefit of the difference in basis between reporting under GAAP and income tax reporting purposes associated with the purchase of LLC Units from each of the Continuing Equity Holders. In connection with this purchase, we intend to make an election under Section 754 of the Code, which will allow us to succeed to the aggregate historical tax basis of LLC Units. The total tax benefit from such historical tax basis, including any increases thereto as a result of the Transactions, will primarily be amortized over 15 years pursuant to Section 197 of the Code, subject to further allocation adjustments to be made at the time of preparation of our tax returns.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
•
Corresponding liability under the Tax Receivable Agreement triggered by the purchase of LLC Units from each of the Continuing Equity Holders of $      million representing    % of the amount of tax benefits that Patriot Mobile Inc. expects us to realize related to certain tax basis adjustments and payments made under the Tax Receivable Agreement.

•
Credit to Additional paid-in capital associated with the deferred tax assets ($      million) reduced by a charge for the obligation under the Tax Receivable Agreement for a total adjustment of $      million, for a total net credit of $      million.

Adjustments related to the Offering
(DD)
Represents the net proceeds of approximately $      million based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions payable by us.

(EE)
We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other costs directly associated with this offering and are recorded in current assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital. There were initially $      million of deferred offering costs recorded in prepaid assets as of June 30, 2026, and $      million of additional deferred offering costs that the company expects to incur prior to this offering which were recorded to accrued expenses and other current liabilities with a corresponding reduction to additional paid-in capital.

(FF)
Upon completion of the Reorganization, we will become the sole managing member of Patriot Mobile Holdings LLC. Although we will have a minority economic interest, we will have the sole voting interest in, and control of the management of, the business affairs of Patriot Mobile Holdings LLC. As a result, we will consolidate the financial results of Patriot Mobile Holdings LLC and will report a noncontrolling interest related to the interests in Patriot Mobile Holdings LLC held by the Continuing Equity Holders in our consolidated balance sheet. Immediately following the Reorganization, the economic interests held by the noncontrolling interest will be approximately    %. If the underwriters were to exercise their option to purchase additional shares of our Class A Common Stock in full, the economic interests held by the noncontrolling interest would be approximately    %.

(GG)
Upon the closing of this offering, we expect to use a portion of the proceeds to repay $      million in borrowings under the Line of Credit Agreement, including $      million of accrued interest. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

Note 3:
Adjustments to unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2026 and the year ended December 31, 2025 are as follows:

Adjustments related to the Reorganization Transactions
(A)
Reflects reduction in interest expense in connection with exchange of convertible related party debt for LLC Units and Class B common stock immediately prior to the offering. Reduction of interest expense is $      million for the six months ended June 30, 2026 and $      million for the year ended December 31, 2025.

Adjustments related to the Offering
(B)
Reflects compensation expense associated with equity awards with an estimated fair value of $      million granted to certain of our independent directors and certain of our employees in connection with completion of this offering and vesting over a period of             years. Additional share-based compensation charges of $      million and $      million are reflected for the six months ended June 30, 2026 and the 2025 fiscal year, respectively.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
(C)
Reflects reduction in interest expense associated with the use of proceeds from the offering to repay $      million of indebtedness from the Line of Credit Agreement. Reduction of interest expense is $      million for the six months ended June 30, 2026 and $      million for the year ended December 31, 2025.

(D)
Provides for an assumed income tax expense on our earnings which is calculated at        % of income before income tax expense. Following the Transactions, we will be subject to U.S. federal income taxes in addition to applicable state and local taxes with respect to our allocable share of net taxable income of Patriot Mobile Holdings LLC. Accordingly, we have provided income taxes assuming a blended federal, state, and local rate of    % on our allocable share of taxable income, and assuming no adjustments for non-taxable or non-deductible amounts of income and expenses. The actual rate could vary from the rate used in the pro forma financial statements.

(E)
Reflects the portion of our net income allocable to the noncontrolling interest. After the transactions, we will become the managing member of Patriot Mobile Holdings LLC with a    % economic interest but will control the management of Patriot Mobile Holdings LLC. The Continuing Equity Holders will own the remaining    % economic interest in Patriot Mobile Holdings LLC, which will be accounted for as a noncontrolling interest in our future consolidated financial statements. If the underwriters were to exercise their option to purchase additional shares of our Class A Common Stock in full, the economic interests held by the noncontrolling interest would be approximately    %.

Note 4:
Loss per share

Pro forma loss per share is computed by dividing net loss attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. Shares of Class B common stock do not participate in earnings of Patriot Mobile Inc. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of computing pro forma loss income per share. The weighted average number of shares underlying the basic loss per share calculation reflects only the shares of common stock outstanding after the offering. Pro forma diluted loss per share is computed by adjusting the weighted average shares of common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. However, as Patriot Mobile Inc. is in a net loss position, all securities are considered antidilutive, as they would only further reduce the net loss per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted loss per share.
	For the six Months Ended June 30, 2026	For the year Ended December 31, 2025
Loss per share of common stock
Numerator:
Pro forma as adjusted net loss attributable to Patriot Mobile Inc. shareholders (basic and diluted)	$	$
Denominator:
Historical weighted average of shares of Class A common stock outstanding (basic and diluted)
Adjustment: Exchange of equity interests held by investors in Patriot Mobile Holdings LLC for Class A common stock of Patriot Mobile Inc.
Adjustment: Additional shares of Class A common stock issued in connection with this offering
Pro forma as adjusted weighted average of shares of Class A common stock outstanding (basic and diluted)
Basic and diluted loss per share of common stock	$	$

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.
Overview
We operate as a leading nationwide communications and technology company, purchasing wireless network capacity from one or more aggregators across major U.S. mobile network operators (“MNOs”) and reselling wireless voice, data, messaging, and related services, together with wireless devices and accessories, under our own brand to Consumer (individual and household) and Enterprise (business and organizational) customers. The Company was originally formed in 2013 as Eos Mobile Holdings LLC and was renamed Patriot Mobile LLC effective January 13, 2016. We are headquartered in Grapevine, Texas.
Patriot Mobile was founded with a purpose-driven mission to provide wireless services to customers who purposefully align their everyday purchases to reflect and support their values. We believe our brand resonates with customers who are seeking a wireless connectivity provider aligned with their principles, including support for faith, family, freedom, and American values. Our mission is central to how we communicate with customers, build brand loyalty, and seek to differentiate ourselves in the competitive wireless communications market.
We seek to grow by expanding our customer base and increasing the products and services we offer to both Consumer and Enterprise customers, including wireless service plans, devices, technology solutions, and other complementary offerings. Our growth strategy includes increasing the number of active wireless lines, expanding wallet share among existing customers, and introducing new products and services that enhance the customer experience and create additional recurring revenue opportunities. Our operating results are affected by customer acquisition and retention, the level and timing of sales and marketing investments, wholesale carrier access and device costs, personnel and other operating expenses, and our ability to access capital to support operations, product development, and working capital needs.
We have experienced strong revenue growth, driven primarily by continued expansion of our customer base and the growth of our product and service offerings. During 2025, revenue growth was primarily driven by an increase of approximately 33,000 average active wireless lines, together with increased sales of value-added products and services across both our Consumer and Enterprise customer categories.
We serve customers through a recurring wireless service model supported by equipment and accessory sales. Our Consumer customer category remains our largest revenue category, representing approximately 94% of total revenue in 2025, while our Enterprise customer category grew faster on a percentage basis during the same period. We believe the continued expansion of our customer base, combined with our purpose-driven brand positioning, supports our ability to build customer loyalty and differentiate ourselves in the competitive wireless communications market.
Key Factors and Trends Affecting Our Results of Operations
The following trends and uncertainties have affected, and may continue to affect, our results of operations, liquidity, and capital resources. These items should be read together with the risk factors included elsewhere in this prospectus:
Competition in the wireless communications industry
The broader wireless communications industry is highly competitive and includes national wireless carriers, other mobile virtual network operators, prepaid and postpaid service providers and other

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
communications providers. Competitive factors include pricing, plan features, network quality and coverage, device availability, ability to bundle other telecommunication and streaming services, brand recognition, customer service, promotional activity and customer acquisition costs. We seek to compete through a differentiated, values-based brand identity, industry-leading customer service experience, thoughtful marketing initiatives, and comprehensive product and service offerings designed to provide value to our customers.
Technology changes and industry developments
Our business depends on our ability to offer wireless services, devices, and related offerings that remain compatible with evolving wireless technologies, customer expectations, and industry standards. Changes in network technology, device capabilities, eSIM adoption, artificial intelligence enabled support, billing systems, and other operational technologies may affect customer experience, operating efficiency, and competitive positioning. We continue to evaluate and invest in technologies and service enhancements that support customer experience, operational efficiency, and long-term scalability. Our ability to successfully implement and integrate new technologies remains an important component of our operating performance and competitive position.
Customer growth and retention
Our revenues depend on our ability to attract and retain customers. Because we generally do not require long-term service contracts or early termination fees (except in limited circumstances, such as certain device promotions), customers may discontinue service or switch to another wireless provider with relative ease. As we increase and diversify our marketing spend across new and existing channels (radio, podcasts, television, digital marketing, affiliate partnerships, sponsorships, live events, and grassroots outreach), our ability to continue to effectively attract and convert customers in a cost-efficient manner may be impacted. We focus on growing customer lifetime value through customer acquisition strategies, customer service programs, retention efforts, wallet share expansion, and brand and mission enhancing initiatives that strengthen customer relationships and support sustainable growth.
Dependence on major cellular networks, aggregators, vendors, and suppliers
As an MVNO, we do not own wireless network infrastructure and depend on third-party aggregators, the three major national wireless networks, vendors, suppliers, platforms, and other service providers for network access, coverage, capacity, service quality, devices and accessories, billing and customer support systems, website functionality, device protection and insurance offerings, and other operational support. We actively manage relationships with our network providers, aggregators, vendors, and suppliers and regularly evaluate service quality, operational performance, and commercial arrangements to support service continuity, cost management, and customer satisfaction.
General economic and market conditions
Our results may be affected by general economic and market conditions, including inflation, interest rates, consumer confidence, employment levels, access to credit, and changes in discretionary spending by Consumer and Enterprise customers. To respond to changes in economic conditions, we continually assess pricing, promotional activity, operating expenses, capital allocation decisions, and other aspects of our business designed to support financial performance across varying market environments.
Political, social, and brand positioning
Our brand identity, marketing strategy, and customer relationships are influenced by political, social, and cultural values, and we have historically marketed our products and services to customers who identify with our mission. As a result, changes in political conditions, public sentiment, media coverage, advocacy activity, boycotts, counter-campaigns, or politically charged events may affect our ability to attract and retain customers, maintain business and vendor relationships, and manage sales and marketing activities. We seek to strengthen brand loyalty and customer engagement through consistent messaging, community

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
engagement, and marketing initiatives aligned with our mission and customer base. Our ability to effectively manage our brand and reputation may influence customer acquisition, retention, and operating performance.
Privacy, data protection, cybersecurity, and system reliability
Our operations involve the collection, processing, and protection of customer, billing, account, and usage information and rely on information technology systems. Cybersecurity incidents, unauthorized access, data breaches, politically motivated cyber activity, system failures, service interruptions, or network outages could disrupt operations, increase compliance costs, impair customer service, harm customer trust and our reputation, and adversely affect our results of operations. We maintain cybersecurity, privacy, and business continuity programs designed to safeguard customer information, support system reliability, and strengthen operational resilience. These efforts are intended to support customer trust and the effective operation of our business.
Attraction, retention, and development of key personnel
Operating expenses are affected by the level of personnel costs required to support our business, including compensation, benefits, sales personnel, and administrative functions. During 2025, we incurred higher employee-related costs as headcount increased to support a larger customer base, Enterprise sales activity, customer services, and general administrative needs to drive growth. We continue to invest in recruiting, retaining, and developing personnel needed to support our growth strategy, customer experience, Enterprise sales initiatives, and operational objectives. The effectiveness of these efforts may influence our ability to execute strategic priorities and support future growth.
Liquidity and access to capital
We have historically funded operations and working capital needs through borrowings, unit holder contributions, and other financing sources. We regularly evaluate our capital structure, liquidity position, and financing alternatives to support working capital requirements, growth initiatives, and strategic objectives, while maintaining financial flexibility as our business evolves.
Reorganization Transactions
The historical results of operations discussed in this section are those of Patriot Mobile LLC prior to the completion of the Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial position after giving effect to the Reorganization, including this offering and the use of proceeds from this offering.
Following the completion of the Reorganization, Patriot Mobile Inc. will become the sole managing member of Patriot Mobile Holdings LLC. Although we will have a minority economic interest in Patriot Mobile Holdings LLC, we will have the sole voting interest in, and control of the business and affairs of, Patriot Mobile Holdings LLC. As a result, Patriot Mobile Inc. will consolidate Patriot Mobile Holdings LLC and its wholly owned subsidiary, Patriot Mobile LLC, and record a significant noncontrolling interest in a consolidated entity in Patriot Mobile Inc.’s consolidated financial statements for the economic interest in Patriot Mobile Holdings LLC held by the Continuing Equity Holders. Immediately after the Reorganization, investors in this offering will collectively own           shares of our outstanding Class A common stock, representing    % of the economic interest in Patriot Mobile Inc. (or          shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock, representing    % of the economic interest in Patriot Mobile Inc.), Patriot Mobile Inc. will own            LLC Units (or          LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing    % of the LLC Units (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Continuing Equity Holders will collectively own          LLC Units, representing    % of the LLC Units (or representing    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net income attributable to non-controlling interest will represent    % of the net income (loss) before taxes of Patriot Mobile Inc. (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Patriot Mobile Inc. is

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Units we purchase from Patriot Mobile Holdings LLC. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the transactions described in “Our Organizational Structure” had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. See “Our Organizational Structure.”
After consummation of the Reorganization, Patriot Mobile Inc. will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of taxable income of Patriot Mobile Holdings LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our status as a public company, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Patriot Mobile Holdings LLC to make distributions to us in an amount sufficient to allow us to pay these expenses and fund any payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Patriot Mobile Holdings LLC Operating Agreement” and “Unaudited Pro Forma Condensed Consolidated Financial Information” for further discussion on the Tax Receivable Agreement, our tax treatment, and the comparability differences between our current and future financial statements.
Components of Results of Operations
Revenues
We generate revenue primarily from recurring monthly wireless service plans and, to a lesser extent, sales of mobile devices and accessories. We also offer ancillary products and services, including device protection and insurance products and certain supplemental offerings, generally in connection with our wireless service plans. Our customer arrangements are generally cancelable on a month-to-month basis. Consumer accounts are billed monthly in advance for network access, while Enterprise customers are generally billed in arrears. Revenue is reported net of discounts and allowances.
•
Wireless service revenue — Includes recurring monthly wireless service plans featuring unlimited talk, text, and data with tiered high-speed data allowances designed to meet a wide range of customer usage needs for both Consumer and Enterprise customers, together with activation and related fees, device protection revenue, and other ancillary service charges. Wireless service revenue is primarily driven by the number of active customers and wireless lines, service plan mix, pricing, promotional discounts and credits, and adoption of value-added products and services. Wireless service revenue is recognized over time as services are provided, generally over the applicable monthly billing period.

•
Equipment revenue — Includes sales of devices and accessories, including new and certified pre-owned phones and related products that are compatible with our wireless service plans. Equipment revenue is generally affected by new line activations, device upgrade activity, product mix, pricing, and promotional activity. Equipment revenue is recognized at the point in time control transfers to the customer, which the Company has determined to be the point of shipment.

Costs and Expenses
•
Cost of wireless service, exclusive of depreciation and amortization — Includes network access and usage fees paid to underlying carrier networks and aggregators, customer support costs, and other direct costs of providing wireless service. A significant portion of these costs varies with active lines, usage, and support volume, while certain costs may be fixed over the short term.

•
Cost of equipment, exclusive of depreciation and amortization — Includes the cost of physical devices, routers, accessories, shipping, and related fulfillment costs sold to customers. These costs generally vary with equipment revenue, device mix, promotional activity, and customer activation or upgrade volumes.

•
Operating expenses, exclusive of depreciation and amortization — Includes sales and marketing, advertising and event sponsorships, employee compensation and benefits, unit-based compensation, customer services, general and administrative, facilities, professional fees, and related overhead costs. Certain operating expenses vary with growth initiatives, while other costs are fixed.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
•
Depreciation and amortization — Includes depreciation of property and equipment (furniture and fixtures, leasehold improvements, computers, equipment, and vehicles) and amortization of capitalized website development costs and other intangible assets.

Other Income (Expense)
•
Interest income — Includes interest earned on cash balances.

•
Interest expense — Includes interest incurred on our line of credit, related-party convertible debt, notes payable, and amortization of deferred financing costs.

•
Other income (expense) — Includes non-operating income and expense, inclusive of gains and losses on investments.

Results of Operations
The following table sets forth our results of operations for the periods indicated.
(in thousands)	2025	2024	$ Change	% Change
Revenues:
Wireless service revenue	$86,341	$69,270	$17,071	24.6%
Equipment revenue	6,621	5,420	1,201	22.2%
Total revenues	92,962	74,690	18,272	24.5%
Costs and expenses:
Cost of wireless service(1)	44,572	37,887	6,685	17.6%
Cost of equipment(1)	7,414	5,927	1,487	25.1%
Operating expenses(1)	42,222	35,364	6,858	19.4%
Depreciation and amortization	624	263	361	137.3%
Total costs and expenses	94,832	79,441	15,391	19.4%
Loss from operations	(1,870)	(4,751)	2,881	60.6%
Other income (expense):
Interest income	7	7	—	—%
Interest expense	(1,012)	(1,809)	797	44.1%
Other income (expense)	(400)	—	(400)	100.0%
Total other expense, net	(1,405)	(1,802)	397	22.0%
Net income (loss)	$(3,275)	$(6,553)	$3,278	50.0%

(1)
Presented exclusive of depreciation and amortization, which is shown as a separate line item.

Revenues
Total revenues increased by $18.27 million, or 24.5%, from $74.69 million to $92.96 million in 2024 and 2025, respectively. The increase was primarily attributable to growth in wireless service revenue, which represented substantially all of the increase in total revenues, and to a lesser extent higher equipment revenue. Revenue growth was driven primarily by continued expansion of our customer base, including an increase of approximately 33,000 average active lines during 2025, which included growth in both Consumer and Enterprise customers.
Wireless service revenue increased by $17.07 million, from $69.27 million to $86.34 million in 2024 and 2025, respectively. The growth was driven predominantly by active line volume growth, which contributed approximately $16.55 million, or 96.9%, of the total revenue increase, with the remaining $0.52 million, or 3.1%, attributable to improvements in ARPU.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Equipment revenue increased $1.20 million, or 22.2%, to $6.62 million from $5.42 million for 2025 and 2024, respectively. The increase was driven by higher device and accessory sales associated with new line activations. The Company experienced 23.9% growth in average active lines during 2025 relative to 2024 fiscal year-end.
By customer type, revenue was as follows (in thousands):
Revenue by Customer Type	2025	2024	$ Change	% Change
Consumer	$87,664	$71,451	$16,213	22.7%
Enterprise	5,298	3,239	2,059	63.6%
Total revenues	$92,962	$74,690	$18,272	24.5%
Consumer revenue increased $16.21 million, or 22.7%, to $87.66 million from $71.45 million for 2025 and 2024, respectively, reflecting continued growth in our core Consumer customer base. Enterprise revenue increased $2.06 million, or 63.6%, to $5.30 million from $3.24 million for 2025 and 2024, respectively, reflecting continued traction with business and organizational customers. Enterprise revenue grew faster than Consumer revenue on a percentage basis (63.6% versus 22.7%), though Consumer remains our larger business, representing 94.3% of total revenue in 2025 (95.7% in 2024).
Cost of Sales
Cost of wireless service, exclusive of depreciation and amortization increased $6.69 million, or 17.6%, to $44.57 million, driven by a 23.9% increase in the average number of active lines during 2025 relative to 2024. The increase was less than the rate of growth in wireless service revenue, reflecting operating leverage as certain fixed costs were spread over a larger customer base. Key components of cost of wireless service are as follows:
Network/Carrier Costs increased by $5.99 million, or 17.5%. These are primarily variable costs that scale with subscriber usage, including carrier network access fees, data and voice charges. Despite the increase, driven by a 23.9% increase in the average number of active lines, the cost per average active line decreased 5.2%, reflecting improved pricing from service providers and operating leverage as certain fixed network infrastructure costs were spread over a larger customer base.
Ancillary Costs and Merchant/Payment Processing Fees increased by $0.68 million. These costs include SIM cards and activation-related charges. They correlate with new line activations but include fixed platform fees that dilute with scale.
Cost of equipment, exclusive of depreciation and amortization increased $1.49 million, or 25.1%, to $7.41 million, consistent with the growth in equipment revenue and unit volumes. Equipment costs are variable, scaling with unit volumes sold. The growth rate exceeded wireless service cost growth because equipment transactions grew faster than the service active line base. The equipment cost per average active line increased 1.0%, reflecting a change in the mix of devices sold.
Operating Expenses
Operating expenses, exclusive of depreciation and amortization, increased by $6.86 million, or 19.4%, to $42.22 million from $35.36 million for 2025 and 2024, respectively, primarily reflecting a $4.36 million increase in incremental sales and marketing expense, approximately $2.15 million of increased employee-related costs and approximately $0.06 million of increased facilities and occupancy costs.
Sales and marketing represented the largest increase, rising 32.3% from $13.49 million to $17.86 million and accounting for 63.6% of the increase in operating expenses from 2024 to 2025, respectively. Cost per average active line increased by 6.8%, reflecting higher customer acquisition due to diversification into new marketing channels, such as television, digital marketing, and live events, resulting in a 23.9% increase in average active lines.
Employee costs, excluding sales and marketing employees, increased 14.8% from $14.93 million to $17.14 million, accounting for 32.2% of the total increase in operating expenses from 2024 to 2025,

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
respectively. The increase in headcount is a result of the Company scaling the internal organization commensurate with the Company’s year-over-year growth and long-term growth strategy. Headcount related expenses grew more slowly than both the revenue and subscriber base, driven by efficiencies of scale in operational support functions.
The remaining increase in other operating expenses was driven by higher contributions to causes we support as well as higher office, information technology, insurance, and travel and meals expenses, which collectively increased by approximately $0.25 million. These increases primarily reflect investments to support the Company’s growing subscriber base and workforce, including additional office space, technology infrastructure enhancements, increased business activity, and higher travel associated with sales and marketing initiatives. Overall, these expense categories remained relatively consistent with the Company’s growth and represented a minor portion of the total increase in operating expenses.
Depreciation and Amortization
Depreciation and amortization increased $0.36 million, or 137.3%, to $0.62 million, reflecting our continued investment in property, equipment, leasehold improvements and capitalized website development costs.
Other Income (Expense), net
Total other income (expense), net decreased by $0.40 million, or 22.1%, to $1.40 million from $1.80 million for 2025 and 2024, respectively. This improvement was driven by a decrease in net interest expense, of $0.80 million, or 44.3%, to $1.0 million from $1.80 million for 2025 and 2024, respectively, partially offset by a $0.40 million investment loss during 2025.
Overall, the improvement in other expense was primarily attributable to the 2024 conversion of $6.61 million of related-party convertible note principal and $1.64 million of related accrued interest into Class D units by certain related-party lenders, and to a lesser extent the reduction in our line of credit limit and outstanding balance during 2025, both of which reduced our average outstanding indebtedness and related interest cost.
Key Performance Indicators and Non-GAAP Financial Measures
Non-GAAP Financial Measures
In addition to our results determined in accordance with U.S. GAAP, we believe Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Profit Margin, which are non-GAAP financial measures, are useful in evaluating our operating performance. We define (i) Adjusted EBITDA as net loss before interest income and interest expense, depreciation and amortization, other income (expense), and unit-based compensation expense; (ii) Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenue; (iii) Adjusted Gross Profit as GAAP gross margin before depreciation and amortization; and (iv) Adjusted Gross Profit Margin as Adjusted Gross Profit as a percentage of revenue. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Profit Margin are not measures of financial performance under GAAP and should not be considered as an alternative to net loss or gross profit as measures of operating performance, or to net cash used in operating activities as a measure of liquidity. The following tables reconcile net loss to Adjusted EBITDA and Adjusted Gross Profit to Gross Profit as the most directly comparable GAAP measures.
Adjusted EBITDA and Adjusted EBITDA Margin
(in thousands)	2025	2024	$ Change	% Change
Net loss	$(3,275)	$(6,553)	$3,278	50.0%
Interest expense, net	1,005	1,802	(797)	(44.1)%
Depreciation and amortization	624	263	361	137.3%
Other expense (income), net	400	—	400	100.0%
Unit-based compensation expense(1)	267	416	(149)	(35.8)%
Adjusted EBITDA	$(979)	$(4,072)	$3,093	76.0%
Adjusted EBITDA margin (%)(2)	(1.1)%	(5.5)%	440 bps	nm

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83

(1)
Unit-based compensation expense represents the Class A units issued for services, recognized as compensation expense over the service period.

(2)
Calculated as Adjusted EBITDA divided by revenue

Adjusted Gross Profit and Adjusted Gross Profit Margin
	2025	2024	Change	% Change
Total revenues	$92,962	$74,690	$18,272	24.5%
Cost of sales, excluding depreciation and amortization	51,986	43,814	8,172	18.6%
Depreciation and amortization attributable to cost of sales	159	92	67	73.7%
Total cost of sales	52,145	43,906	8,239	18.8%
Gross profit	$40,817	$30,784	$10,033	32.6%
Gross profit margin (%)	43.9%	41.2%	270 bps	nm
Depreciation and amortization attributable to cost of sales	$159	$92	$67	73.7%
Adjusted gross profit	$40,976	$30,876	$10,100	32.7%
Adjusted gross profit margin (%)	44.1%	41.3%	280 bps	nm
Adjusted EBITDA improved $3.10 million, or 76.0%, to $(0.98) million from $(4.07) million for 2025 and 2024, respectively, and Adjusted EBITDA margin improved approximately 440 basis points to (1.1)% from (5.5)% of total revenues, reflecting the revenue growth and gross margin expansion.
Adjusted gross profit improved $10.10 million, or 32.7%, to $40.98 million from $30.88 million for 2025 and 2024, respectively, and adjusted gross profit margin improved approximately 280 basis points to 44.1% from 41.3% of total revenues, reflecting improved pricing from service providers and operating leverage as certain fixed network infrastructure costs were spread over a larger customer base.
Key Performance Indicators
We review several key performance indicators, discussed below, to evaluate our business and results, measure performance, identify trends, formulate plans, and make strategic decisions. We believe that the presentation of such metrics is useful to our investors and counterparties because they are used to measure and model the performance of companies similar to us using similar metrics.
The following table sets forth key performance measures that we use to evaluate our business for the years ended December 31, 2025 and 2024:
	2025	2024	Change	% Change
Active Lines	183,450	153,475	29,975	19.5%
ARPU	$544	$542	$2	0.4%
Active Lines
Active lines is an operating metric that we use to evaluate the size and growth of our subscriber base. We define an active wireless line as a line associated with a customer account that is generating revenue and is entitled to receive wireless services as of the applicable measurement date. Active lines include both Consumer and Enterprise customers utilizing our wireless service offerings. We calculate Active lines by taking total wireless lines and excluding lines that were deactivated within 60 days of initial activation. We believe active lines provides useful information regarding drivers of revenue growth, customer lifetime, and overall business performance. Active line growth reflects the effectiveness of our customer acquisition, retention, and market expansion initiatives and serves as a leading indicator of future revenue trends.
The Company’s active lines increased by approximately 19.5% in 2025 compared to 2024, reaching 183,450 lines as of December 31, 2025. The net increase was driven by continued growth across both our

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Consumer and Enterprise customer categories, reflecting the effectiveness of our customer acquisition efforts. Growth in active lines was the primary contributor to the increase in wireless service revenue during 2025.
Average Revenue Per User (ARPU)
Average Revenue Per User (“ARPU”) is an operating metric that we commonly use to evaluate revenue generation per active line and trends in customer monetization. We calculate ARPU by dividing revenue for the period by the average number of active lines during the period. Average active lines are calculated using the average of beginning and ending active lines for the applicable period. We present ARPU because we believe this measure provides useful information to investors regarding the revenue generated from our subscriber base, the effectiveness of pricing and customer mix initiatives, and our ability to increase revenue as our subscriber base grows.
As shown in the table above, ARPU improved across our primary revenue streams during 2025, driven by pricing optimization and a favorable customer mix. Overall, the increase in ARPU, combined with active line growth, supported the Company’s revenue growth during the year.
Liquidity and Capital Resources
Since inception, we have incurred net losses and negative cash flows from operations in each of the periods presented. We have historically funded our operations, capital expenditures, and working capital needs through a combination of borrowings under our revolving line of credit, related-party convertible debt, notes payable, and capital contributions, including proceeds from the issuance of Class D units, rather than from positive cash flow from operations.
Our current liabilities exceeded our current assets by $18.59 million compared to $19.21 million at December 31, 2025 and 2024, respectively, a working capital deficit that improved by $0.62 million year-over-year. This working capital deficit is due in part to $7.10 million of deferred revenue (a non-cash-settled obligation satisfied through future service delivery rather than cash outlay), $8.67 million of accounts payable, and $3.03 million of related-party convertible debt classified as current liabilities.
We believe that our existing cash balance, forecasted cash flows from operating activities, available borrowings under our credit agreements, letter of intent from our shareholder, and anticipated net proceeds from the IPO will be sufficient to meet our liquidity requirements for at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of customer growth, the timing and extent of spending on sales and marketing initiatives, and the terms and availability of financing. To the extent our existing resources and cash flow from operations are insufficient to fund our future activities, we may need to raise additional funds through equity or debt financings, which may not be available on favorable terms, or at all, and which could result in further unit holder dilution.
Cash Flows
The following table summarizes our cash flows for the periods indicated.
(in thousands)	2025	2024	$ Change	% Change
Net cash provided by / (used in) operating activities	$(1,833)	$(434)	$(1,399)	(322.4)%
Net cash provided by / (used in) investing activities	(1,781)	(1,035)	(746)	(72.0)%
Net cash provided by / (used in) financing activities	3,738	916	2,822	308.1%
Net change in cash	$124	$(553)	$677	122.4%
Operating Activities
Net cash used in operating activities was $1.83 million compared to $0.43 million for 2025 and 2024, respectively. The increase in cash used was primarily attributable to changes in working capital accounts in the amount of $4.6 million and reductions in non-cash addbacks in the amount $0.07 million. This decrease is offset by a decrease in our net loss of $3.28 million.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Investing Activities
Net cash used in investing activities was $1.78 million compared to $1.04 million for 2025 and 2024, respectively, reflecting $0.92 million of purchases of property and equipment, $0.40 million of related party investment, and $0.46 million of capitalized website development costs, as we continued to invest in infrastructure to support our growing customer base. In comparison, the $1.04 million of cash used in investing activities in 2024 reflected $0.45 million of purchases of property and equipment and $0.58 million of capitalized website development costs.
Financing Activities
Net cash provided by financing activities was $3.74 million compared to $0.92 million for 2025 and 2024, respectively. Financing activities in 2025 consisted primarily of $5.05 million of proceeds from the issuance of Class D units, partially offset by net repayments of $1.25 million under our line of credit and $0.17 million used for unit holder redemption. In comparison, the $0.92 million of net cash provided by financing activities in 2024 reflected $0.87 million of proceeds from the issuance of Class D units and $0.60 million of proceeds from the issuance of Class A warrants, partially offset by net repayments of $0.45 million under our line of credit.
Indebtedness
A summary of our outstanding indebtedness is as follows:
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Line of credit — $5.75 million outstanding compared to $6.98 million at December 31, 2025 and 2024, respectively. This revolving credit facility was established in August 2022 for advances up to $7.00 million and the facility limit was reduced to $6.50 million effective March 9, 2025. The facility bears interest at the greater of 4.0% or the WSJ Prime Rate (6.75% at December 31, 2025), for an effective rate of approximately 7.2% for 2025 (8.3% for 2024). The facility matured on December 10, 2025 and was extended through July 21, 2026 when the Company entered into an amendment that extended the maturity date to November 10, 2027 and increased total borrowing capacity from $6.50 million to $10.0 million through March 2027 with a reduction in borrowing capacity to $7.50 million from April 2027 until the maturity date. Borrowing under the amended facility continues to bear interest at the greater of 4.0% or the WSJ Prime. As of December 31, 2025, we had approximately $0.75 million of remaining borrowing capacity under the facility, subject to lender approval and compliance with covenants; we were in compliance with all covenants as of that date. Interest expense on the facility was $0.46 million for 2025 and $0.60 million for 2024.

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Convertible debt, related parties — $3.03 million outstanding at both December 31, 2025 and December 31, 2024, held by lenders who are related parties through ownership of Company units, following the 2024 conversion of $6.61 million of principal and $1.64 million of accrued interest into Class D units by certain related-party lenders. Related-party interest expense on this debt was $0.46 million for 2025, down from $1.18 million for 2024. Notes not converted in 2024 were extended to November 1, 2025, and further extended on a month-to-month basis thereafter as of December 31, 2025 and through the date of this prospectus. See “Certain Relationships and Related Persons Transactions — Promissory Notes.”

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Notes payable — $0.19 million in aggregate outstanding at December 31, 2025 ($0.09 million current, $0.09 million non-current), consisting of an auto term loan (3.9% interest, maturing October 2028) and a November 2025 inventory financing term loan, with scheduled maturities of $0.09 million in 2026, $0.08 million in 2027, and $0.01 million in 2028.

Contractual Obligations
We lease office and operational facilities under operating leases. During 2025, we recognized $3.32 million of new operating lease right-of-use assets in exchange for lease obligations, and our weighted-average remaining lease term increased to 5.7 years at December 31, 2025 from 3.4 years at December 31, 2024, driven by a long-term lease secured on our corporate headquarters.
Separately, up to $1.60 million of Class A units are potentially issuable to non-employee service providers under the Company’s equity compensation plan, an equity-settled commitment rather than a cash obligation.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Related Party Transactions
We incur costs for consulting services provided by vendors affiliated with certain of our members through common ownership, totalling $6.77 million in 2025 and $7.60 million in 2024, with a corresponding related-party accounts payable balance of $1.57 million at December 31, 2025 and $1.27 million at December 31, 2024. We also have $3.03 million of convertible debt held by related parties through ownership of Company membership units at December 31, 2025 and December 31, 2024. See “Indebtedness”.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable; actual results could differ from these estimates. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.
Revenue Recognition
We recognize revenue in accordance with Accounting Standards Codification (“ASC”) 606 when control of promised goods or services is transferred to customers in an amount that reflects the consideration we expect to receive. Our revenue is generated primarily from wireless service plans and sales of devices and accessories. Wireless service revenue is recognized over time as customers receive and consume voice, text, data services, and device protection and insurance during the applicable service period, while equipment revenue is recognized at the point in time control of the device or accessory transfers to the customer, which we have determined to be upon shipment.
Significant judgment is required in applying our revenue recognition policies, including identifying performance obligations in customer arrangements, determining the transaction price, evaluating the impact of promotional offers, customer credits, and activation fees, and allocating consideration to each performance obligation based on relative standalone selling prices. Amounts billed or collected in advance of service delivery, including amounts allocated to material rights, are recorded as deferred revenue and recognized as the related performance obligations are satisfied. We also evaluate whether we act as principal or agent for arrangements involving third-party providers, including device protection and insurance products, which affects whether revenue is presented on a gross or net basis.
We capitalize certain incremental and recoverable costs of obtaining customer contracts, primarily sales commissions, and amortize those costs over the expected period of benefit. The determination of the expected period of benefit requires judgment and is based on factors such as historical customer retention patterns, expected renewals, and the nature of our recurring service arrangements.
Unit-Based Compensation
We account for unit-based compensation awards in accordance with ASC 718. Unit-based awards may be granted to employees and non-employee service providers and are measured based on the fair value of the award on the grant date. Compensation cost is generally recognized over the requisite service period. For fully vested, nonforfeitable Class A units issued to non-employee service providers in exchange for future services, we record the fair value of the Class A units as a prepaid asset on the grant date and recognize the related cost within operating expenses over the applicable service period. Compensation expense for awards that contain performance conditions is recognized only when it is probable that the performance condition will be achieved.
Because there has not historically been a public market for the Company’s Class A units, determining the fair value of unit-based awards requires significant judgment. We consider available information, including the rights and preferences of the underlying units, recent equity issuances or other equity transactions, the Company’s financial condition and operating results, and other relevant valuation assumptions. Changes in these estimates and assumptions, including changes in the fair value of Class A units or the assessment of service and performance conditions, could affect the amount and timing of unit-based compensation expense recognized in the financial statements.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Our line of credit bears interest at a variable rate equal to the greater of 4.0% or the WSJ Prime Rate and, as such, we are exposed to interest rate risk on this facility. Based on the $5.75 million outstanding under our line of credit at December 31, 2025, a hypothetical 100 basis point increase in the applicable interest rate would increase our annual interest expense by approximately $57,500, assuming the outstanding balance remained constant. Because the facility currently matures on November 10, 2027, we are also exposed to refinancing risk if we are unable to extend, renew, or replace the facility on similar or favorable terms.
Our related-party convertible debt and notes payable bear interest at fixed rates and are therefore not subject to interest rate risk.
Inflation
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations during the periods presented. However, if our costs, including labor and network costs, were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, which could adversely affect our results of operations.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
BUSINESS
Our Mission
Patriot Mobile is building a leading values-driven communications and technology platform for consumers, families, businesses, churches, and organizations that share Christian-conservative values. We deliver higher priority premium wireless connectivity, innovative technology solutions, and exceptional 100% U.S.-based customer service — all guided by a commitment to advance faith, family, and freedom.
Our mission is to passionately defend our God-given rights & freedoms, uphold the Constitution, advance America’s founding principles, and glorify God in all we do.
As a Public Benefit Corporation (“PBC”), we are committed to advancing our mission through charitable giving, strategic partnerships, educational initiatives, volunteerism, and responsible business practices consistent with our Christian mission. Our charitable giving and activism are guided by our four core pillars: defending First Amendment freedoms, protecting Second Amendment rights, advancing the sanctity of life, and serving and honoring our military, veterans, and first responders. We also support and partner with other Christian-conservative organizations and initiatives that advance faith, family, freedom, and America’s founding principles.
Company Overview
Founded in 2013, Patriot Mobile is a leading values-driven nationwide communications and technology company delivering higher priority premium wireless connectivity, digital services, and innovative technology solutions. We provide postpaid wireless voice, text, and data services, connected devices, mobile internet, device protection, financing, accessories, and other value-added technology services to consumers and businesses nationwide.
We have invested in carrier integrations, cloud-native technologies, customer service operations, and scalable infrastructure to evolve into a leading values-aligned nationwide wireless communications company in the United States. Today, Patriot Mobile provides seamless access to all three major national wireless networks, operates a modern digital commerce platform, and maintains one of the industry’s highest customer satisfaction ratings. These investments have transformed Patriot Mobile from an emerging wireless provider into a scalable communications platform with a strong operational foundation, positioning the Company for its next phase of growth and strategic capital deployment.
We provide our wireless services through wholesale access agreements with aggregators that provide access to the nation’s three largest wireless networks, which allows us to operate with an asset-light business model. As a carrier agnostic provider, we enable customers to select one or multiple networks on the same device and within a single account. By purchasing network capacity rather than investing in spectrum licenses and capital-intensive infrastructure, we are able to deploy capital toward technology innovation, customer acquisition, product development, and enhancing the customer experience.
We serve a large, differentiated, and underserved segment of the U.S. wireless connectivity market comprised of consumers who purposefully align their purchasing decisions with deeply held personal values and convictions. We believe these customers demonstrate stronger brand loyalty, higher engagement, lower churn, and greater lifetime value than non-values aligned wireless subscribers, resulting in attractive customer retention and efficient acquisition economics.
Our addressable market extends well beyond wireless connectivity. Millions of Americans identify with the Christian-conservative values Patriot Mobile represents and actively supports, creating a significant opportunity to expand beyond wireless into adjacent communications, financial, security, and other technology services while leveraging our trusted brand and established customer relationships.
Our customers are at the heart of everything we do. We are committed to earning their trust through exceptional service, unwavering integrity, and outstanding customer experience. Our 100% U.S.-based sales and customer care organization delivers exceptional customer service, as reflected by our industry-leading Net Promoter Score (“NPS”) score of 86 and low monthly churn of approximately 1%.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Our values-driven brand, differentiated customer experience, scalable technology platform, activism, and commitment to the causes we support have enabled us to build a highly engaged and loyal customer base characterized by strong satisfaction and low churn. These strengths have established Patriot Mobile as a trusted provider within our target market and created a foundation for sustained growth. As we continue to expand our products, services, and partnerships, we believe we can significantly increase customer lifetime value while remaining true to our mission of advancing faith, family, and freedom.
Our business has scaled significantly through delivering exceptional customer experiences driven by our strong carrier partnerships and robust technology infrastructure, along with diversifying our customer acquisition strategy, enabling capital-efficient growth in subscribers and revenue. As of December 2025, we served approximately 183,000 active wireless lines with 2025 Average Revenue per User (“ARPU”) of approximately $544.
Patriot Mobile is evolving from a wireless provider into a comprehensive communications and technology platform. In addition to wireless service, we currently offer connected devices, mobile internet, device protection, financing, and accessories, while evaluating future opportunities to expand into adjacent technology, security, finance, insurance, and digital services that align with our mission and the evolving needs of our customers.
Business Model
Patriot Mobile operates a capital-efficient Mobile Virtual Network Operator (“MVNO”) business model. Rather than owning spectrum licenses or constructing wireless infrastructure, we purchase wholesale network capacity from the three major national wireless carriers, enabling us to deliver higher priority premium nationwide coverage while minimizing capital expenditures. Our cloud-based infrastructure, multi-channel customer acquisition strategy, and strong carrier relationships provide the foundation for a defensible and scalable platform.
We generate revenue primarily from recurring subscription-based wireless services, supplemented by device sales, accessories, protection plans, and related connectivity services. We attract and reach our customers through a diversified mix of radio and podcasts, television, digital marketing, referrals, affiliate partnerships, sponsorships, live events, collaborative activism, and grassroots outreach. We further grow revenue by cross-selling and upselling complementary products and services which drives increased ARPU, customer lifetime value, and long-term engagement.
Patriot Mobile’s platform provides a frictionless entry into our ecosystem. Through our customer care operations and website, customers can switch over the phone or online in minutes while keeping their existing device and phone number. They may choose domestic and international service plans based on their usage needs, bring their own compatible device, or purchase a new device through financing or retail options. Additionally, Patriot Mobile’s plans include international calling to over 200 countries and domestic data roaming.
As a mission-driven PBC, we contribute both our time and financial resources to organizations that support and protect our Constitutional freedoms, religious liberty, the sanctity of life, military families, veterans, first responders, conservation, civic engagement, and other Christian-conservative organizations. This mission-driven model differentiates Patriot Mobile from traditional wireless providers and fosters meaningful customer engagement, strong brand affinity, and long-term loyalty.
Our business model combines the recurring revenue characteristics of a subscription-based wireless provider with the capital efficiency and scalability of an asset-light business model. By leveraging our multi-network platform, cloud-based infrastructure, diversified customer acquisition channels, frictionless onboarding experience, and trusted mission-driven brand, we believe we are well positioned to efficiently acquire, retain, and deepen customer relationships while maintaining a disciplined cost structure.
We believe Patriot Mobile is uniquely positioned to become the nation’s leading values-driven communications and technology platform. Our differentiated brand, highly engaged customer base, scalable business model, recurring revenue profile, capital-efficient infrastructure, and expanding portfolio of products and services provide a strong foundation for sustainable long-term growth and shareholder value creation.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Why Patriot Mobile
Patriot Mobile operates at the intersection of attractive long-term trends:
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increasing consumer preference for values-aligned brands;

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continued growth in recurring subscription-based communications services; and

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expanding demand for integrated technology solutions delivered through trusted brands.

We believe these trends position us to evolve from a wireless provider into a diversified communications and technology platform with multiple avenues for long-term growth.
Growth Strategy
Since our founding, we have experienced significant growth driven by expanding our subscriber base, increasing network coverage, launching new products and services, and strengthening our values-driven brand. We believe we are well positioned to continue this trajectory through a combination of organic growth initiatives and selective strategic acquisitions that complement our platform and accelerate long-term value creation.
Grow Our Subscriber Base
We believe there is a substantial opportunity to continue growing within our existing addressable market. We currently serve less than one percent of our estimated core market of approximately 28.3 million Americans who identify as “very conservative,” providing significant runway for subscriber growth without expanding beyond our primary customer segment.
Our customer acquisition strategy utilizes a diversified, omni-channel marketing platform that includes radio and podcasts, television, digital marketing, referrals, affiliate partnerships, sponsorships, live events, and grassroots outreach.
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Expand radio and podcast reach.   We continue to broaden our radio and podcast strategy beyond traditional Christian-conservative media by expanding our reach to broader values-aligned audiences through new conservative sports and live events podcasters. This strategy significantly expands our addressable audience while maintaining alignment with our target demographic.

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Scale television advertising.   While our television advertising has historically been concentrated on Fox News, we are increasing both the frequency of our campaigns and our presence across additional networks that reach our target audience. We believe this enables us to increase brand awareness while benefiting from greater marketing scale and lower customer acquisition costs.

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Grow our digital marketing capabilities.   Digital marketing is one of our fastest-growing acquisition channels, generating qualified sales leads and reaching prospective customers who may not otherwise engage with our brand. We continue to optimize this channel to improve subscriber growth and marketing efficiency.

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Leverage strategic events and sponsorships.   Our events marketing strategy strengthens brand awareness through sponsorships, collaborative activism, grassroots outreach, conferences, trade shows, and national events, allowing us to engage directly with millions of consumers and businesses. For example, we have invested in sports and entertainment sponsorship opportunities, including NASCAR and SEC football, which have significant overlap among our values-aligned consumers.

Our disciplined omni-channel approach enables us to continuously evaluate marketing performance, optimize customer acquisition costs, test new outreach strategies, and efficiently scale subscriber growth across multiple channels.
Expand Customer Wallet Share
We believe our trusted brand, differentiated customer care and high customer satisfaction drives a highly loyal customer base, creating meaningful opportunities to increase our customer wallet share by expanding the products and services we provide. As we deepen our relationships with customers, we intend

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to broaden our portfolio of communications and technology solutions to capture a greater share of their technology and household spending.
We continue to identify opportunities to cross-sell and upsell complementary products and services, including connected devices, mobile internet, satellite internet, device protection, device financing, branded hotspots, 5G home internet, and other value-added technology solutions. We believe these offerings will increase ARPU while further strengthening customer experience and retention.
We also view insurance as a significant long-term growth opportunity. Building upon our existing device protection offering, we intend to expand into additional insurance categories, including electronics, home appliances, and life insurance. While our current insurance products are offered through third-party partnerships, we intend to evaluate operating as a managing general agency (“MGA”), allowing us to participate more broadly in the insurance value chain and retain a greater share of premium revenue while continuing to maintain an asset-light business model.
Optimizing the User Experience
Technology is a key competitive differentiator and an important driver of customer satisfaction, retention, and operating efficiency. We continue to invest in cloud-based infrastructure, digital capabilities, automation, and self-service tools that simplify the customer experience and streamline interactions across every customer touchpoint, including our call center, website, and mobile platform.
We have numerous internal initiatives underway to improve capability and performance of our customer care platform, including investments in artificial intelligence and data analytics tools to support our customer service representatives, and enhancements to our website and Patriot Mobile Mobile Application (“Mobile Application” or “Mobile App”). These two platforms allow us to deliver a more unified digital experience for customers to monitor data usage, manage billing, change plans, and access customer service.
We believe continued investments in technology and digital capabilities will enhance customer satisfaction, improve retention, lower servicing costs, and support the continued expansion of our communications and technology platform.
Expand Business-to-Business (“B2B” or “Enterprise”) Segment
We believe the B2B segment represents a significant long-term growth opportunity. Our mission, the causes we support, and our values-driven brand resonate with businesses, churches, ministries, nonprofits, and other organizations seeking to align their purchasing decisions with their values.
We are investing in and expanding our B2B initiatives to acquire business customers through a diversified strategy that includes targeted marketing, industry conferences, strategic partnerships, collaborative activism, referral relationships, and our dedicated B2B sales organization. Our sales efforts are focused on value-aligned verticals, including faith-based organizations, emergency services, agriculture, transportation, construction, and manufacturing, where reliable communications and exceptional customer service are critical.
Our existing technology platform, carrier relationships, and operational infrastructure provide a scalable foundation for continued B2B expansion without requiring significant incremental capital investment. Business customers typically have hundreds to thousands of wireless lines, creating meaningful opportunities for subscriber growth, recurring revenue, and long-term customer relationships. As we continue to broaden our portfolio of communications and technology solutions, we believe we are well positioned to become the trusted communications partner for organizations that share our values.
Competitive Strengths
We believe that the following competitive strengths position us to compete effectively and capture market share within the U.S. wireless communications industry.
Differentiated Brand and Values-Driven Customer Alignment
Our mission-driven brand resonates with a clearly defined and underserved customer segment that purposefully aligns purchasing decisions with deeply held personal convictions. Through our proven

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grassroots activism, exceptional customer service, and our commitment to the causes we support, we have cultivated a mission-driven and loyal customer base. This is characterized by high customer satisfaction and an industry-leading Net Promoter Score, which results in highly attractive customer retention and the ability to capture additional wallet share. We believe this differentiated positioning provides a sustainable competitive advantage that is difficult to replicate.
Flexible Multi-Network Access
As one of the few wireless providers with access to all three major national wireless networks, we offer broad geographic coverage, network flexibility, and a differentiated customer experience. Our carrier-agnostic platform enables innovative offerings such as Patriot Mobile One, allowing eligible customers to access multiple networks on the same device and within a single account. In addition, our Coverage Guarantee provides customers with greater flexibility by leveraging access to all three major national wireless networks. If a customer experiences inadequate coverage or network performance, we can move that customer to another supported network while they remain a Patriot Mobile customer, eliminating the need to switch wireless carriers to find better coverage. This flexibility improves network performance, enhances customer satisfaction, and reduces churn.
Scalable Multi-Channel Customer Acquisition Platform
We have developed a diversified and scalable customer acquisition platform spanning radio and podcasts, television, digital marketing, referrals, affiliate partnerships, sponsorships, live events, and grassroots activism. We continuously optimize marketing investments across channels to improve customer acquisition efficiency while expanding brand awareness, fulfilling our mission, and maintaining strong engagement with our target audience. We believe certain media partners seek to align their brand with Patriot Mobile because of our established market presence, longevity, mission-driven brand, reputation within the Christian and conservative movements, and longstanding financial support of their platforms. These relationships may enhance the visibility of both our brand and our partners’ platforms among shared audiences.
Frictionless Customer Onboarding
Our platform is designed to make switching to Patriot Mobile simpler, faster, and more convenient than the traditional retail store experience. Customers can enroll online or over the phone in just minutes while keeping their existing phone number. They may bring their own device or purchase a new device through financing or retail options and can choose from a range of domestic and international service plans tailored to their high-speed data and feature requirements. We believe this seamless onboarding experience lowers the barrier to switch to Patriot Mobile and enhances the customer experience, supporting efficient subscriber growth.
100% U.S.-Based Customer Support
We maintain a 100% U.S.-based sales and customer service organization dedicated to delivering responsive, personalized support throughout the customer lifecycle. Our service model is complemented by a dedicated back-office support team and robust self-service capabilities available through our website and mobile application, allowing customers to manage their accounts whenever and however they choose. We continuously monitor key performance indicators (“KPIs”), quality assurance metrics, and customer feedback to maintain a consistently high standard of service. We believe our commitment to delivering a premium customer experience strengthens customer trust and drives satisfaction, as evidenced by our industry-leading NPS of 86, resulting in long-term customer retention.
Scalable Communications and Technology Platform
Over more than a decade, we have built a modern, cloud-based technology platform capable of supporting continued subscriber growth and expansion into adjacent communications and technology services. Our carrier integrations, digital commerce capabilities, proprietary applications, and scalable infrastructure position us to broaden our portfolio beyond wireless connectivity while increasing customer lifetime value and operating leverage.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Industry Overview
Industry Trends
Wireless Connectivity is a Massive and Essential Market for Both Consumers and Businesses, and it is a Durable Spend Category for Nearly Every American Household
Wireless service has become essential infrastructure for communication, commerce, and everyday life, making it one of the largest recurring consumer and business spending categories in the United States. According to CTIA, U.S. wireless connections have grown from approximately 355 million in 2014 to 579 million in 2024, and now represents approximately 1.7 connections per American, based on a population size of 341 million Americans on December 31, 2024.
Mobile devices have become the primary gateway to financial services, healthcare, education, commerce, entertainment, and workplace productivity. Approximately 98% of U.S. adults own a mobile phone, and nearly four in ten report being online almost constantly, reinforcing wireless connectivity as a critical component of modern life. As a result, the selection of a wireless provider represents one of the most durable and recurring purchasing decisions made by consumers.
Demand for wireless connectivity continues to expand beyond individual consumers. Businesses increasingly rely on wireless solutions to support employee smartphones, tablets, laptops, point-of-sale terminals, Internet of Things (“IoT”) devices, fleet management, and other mission-critical applications. As the number of connected devices per user and per organization continues to grow, we believe the long-term demand for reliable wireless and communications services will continue to increase, creating attractive opportunities for subscriber growth and expansion into adjacent technology solutions.
Distinct Customer Dynamics Across Prepaid and Postpaid Markets
The U.S. wireless communications market consists of distinct prepaid (pay-as-you-go) and postpaid (ongoing subscription) customer segments with different purchasing behaviors and competitive dynamics. Prepaid customers have historically been more price-sensitive, resulting in higher churn and greater competition among brands focused primarily on affordability and flexibility. Postpaid customers by contrast, generally represent a higher-value segment characterized by higher ARPU, greater device financing adoption, and longer-term service provider relationships. The three major national carriers have historically focused their efforts on the postpaid market, where competition has increasingly centered around retaining and acquiring high-value subscribers through network investments, promotional offers, and expanded services. This dynamic creates an opportunity for differentiated postpaid providers to compete by establishing stronger connections with specific consumer communities and affinity groups.
The Postpaid Segment is the Industry’s Center of Gravity and Intensifying Competition Has Increased Churn
Postpaid phone churn has trended higher since 2024, driven by an increasingly competitive wireless communications market marked by intense promotional activity amongst carriers who target each other’s subscriber bases. Churn remains above historical levels as the industry continues to compete aggressively for subscriber growth and as consumers switch carriers at an increasingly higher rate. The average monthly postpaid churn rate for the three major national carriers has grown by 10% from 2025, compared to 2022 rates.
Rapid Growth in Cellular Internet Usage
Cellular internet usage has expanded dramatically over the past decade as consumers and businesses increasingly rely on mobile connectivity for streaming, remote work, connected devices, and broadband access. According to CTIA’s 2025 Annual Survey, wireless data consumption in the U.S. grew from just 0.4 trillion megabytes in 2010 to a record 132 trillion megabytes in 2024. Growth has accelerated in recent years with the widespread adoption of 5G, as annual wireless data demand has increased by roughly 35% per year for three consecutive years, including a record 32 trillion megabyte year-over-year increase in 2024, the largest annual increase ever recorded. This sustained growth highlights the increasing importance of cellular internet as a primary means of connectivity for consumers, businesses, and connected devices across America.

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Growing Demand for Ubiquitous Connectivity Creates Opportunities for Alternative Connectivity Solutions
Despite significant investment in terrestrial wireless and broadband infrastructure, many rural, remote, and mobile environments continue to experience connectivity limitations. The expansion of satellite-enabled connectivity, including low-earth-orbit (“LEO”) satellite networks, represents an emerging opportunity to extend internet access to underserved locations and provide resilient connectivity solutions for consumers and businesses. Satellite internet solutions can complement existing terrestrial networks by enabling connectivity for remote offices, field teams, transportation and logistics operations, and other applications where traditional broadband infrastructure may be unavailable or unreliable. As businesses and consumers increasingly depend on continuous internet access, demand for flexible connectivity solutions that combine terrestrial, wireless, and satellite technologies is expected to continue growing.
Legacy Carriers Fall Short in Serving Values-Aligned Consumers
In a mature and highly competitive industry, the largest wireless providers compete for the same broad customer base primarily through pricing, and promotional offers. As the market has matured, however, the limitations of this mass-market approach have become increasingly apparent:
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Undifferentiated “umbrella” brands.   The three major national carriers’ brands are designed to appeal to the broadest possible base across consumer, corporate, and government segments, and may fail to resonate with values-driven consumers, a segment they cannot pursue directly without risking their existing customer bases.

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Competition on price and service expansion rather than alignment, superior customer experience or true differentiation.   Industry competition is increasingly channeled into multi-service options and promotional pricing offers, deepening commoditization of the underlying service rather than differentiating on customer identity and trust.

The Rise of Values-Based Consumption
Consumer purchasing behavior in the United States has shifted measurably toward brands whose stated values align with consumers’ own beliefs. According to Capital One Shopping Research (Branding Statistics), the Edelman Trust Barometer, and SurveyMonkey:
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64% of consumers choose brands based on societal beliefs

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53% of consumers would pay more for a product that supports their social values

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27% of consumers would change to a brand whose values align with their own

Comparatively, in 2017, Edelman reported that only 44% of Americans were belief driven buyers. We believe this shift is particularly pronounced among consumers with strongly held political identities, for whom brand choice increasingly functions as an expression of values. The willingness of a majority of consumers to pay a premium for values-aligned products supports both our subscriber acquisition model and pricing structure.
Our Market Opportunity
Consumer expectations continue to evolve beyond traditional measures of price and network coverage. Increasingly, consumers expect transparent pricing, seamless digital experiences, and brands that reflect their personal values. At the same time, purchasing decisions are increasingly influenced by online research, social media, customer reviews, and peer recommendations, making brand trust, customer satisfaction, and digital customer acquisition more important than ever.
As wireless communications services become increasingly commoditized, differentiation among the major national carriers has become more challenging. Many providers now compete primarily through pricing and promotional offers resulting in greater customer churn and reduced brand loyalty.
We believe this environment creates a compelling opportunity for differentiated, values-driven providers. Successful consumer brands such as Warby Parker and Black Rifle Coffee have demonstrated that companies with a clearly defined mission, strong customer affinity, and consistent charitable action can cultivate

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exceptional loyalty and achieve meaningful market share despite competing against significantly larger incumbents. We believe a similar opportunity exists within the wireless industry as consumers increasingly seek providers whose values and activism align with their own.
Patriot Mobile is uniquely positioned to capitalize on this dynamic through our trusted brand, mission-driven business model, and differentiated customer experience. We believe the growing demand for affinity-based and values-aligned brands provides a significant opportunity to expand our subscriber base and extend our platform into adjacent communications and technology services.
Large and Underserved Addressable Market
Our core target market consists of American adults who identify as “very conservative.” We estimate the size of this market using two independent methodologies and average the results to arrive at a blended estimate.
Under the first methodology, approximately 46.0% of U.S. adults identify as Republicans according to Pew Research’s 2025 political party affiliation data, and approximately 24.0% of Republicans identify as “very conservative,” according to Gallup’s 2024 polling. This implies that approximately 11.0% of all U.S. adults identify as “very conservative.”
Under the second methodology, Gallup’s 2024 polling indicates that approximately 10.0% of U.S. adults directly identify themselves as “very conservative.”
Averaging these two approaches results in a blended estimate that approximately 10.5% of U.S. adults identify as “very conservative.” Applying this percentage to the estimated U.S. adult population of approximately 268.8 million (derived from the U.S. Census Bureau’s estimated population of 342.4 million as of February 2026, less approximately 21.5% of the population under age 18) yields an estimated core addressable market of approximately 28.3 million values-aligned American adults.
As of December 31, 2025, Patriot Mobile served approximately 183,000 active wireless lines, representing less than 1% penetration of this estimated core market. This demonstrates the significant opportunity to continue expanding our subscriber base within our existing target demographic while also pursuing growth opportunities in adjacent consumer, business, church, and nonprofit markets that share our values.
Significant Serviceable Addressable Market — Approximately $15+ Billion
Our core serviceable addressable market (“SAM”) represents the revenue opportunity available from providing wireless connectivity services to our target population based on our current product offerings and demonstrated level of monetization.

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According to the U.S. Bureau of Labor Statistics report, published year-end 2025, the average U.S. consumer spends approximately $80,000 annually, of which approximately 2%, or $1,576 per year, is allocated to wireless and telephone services, mobile devices and accessories, and non-home internet services. Our 2025 net ARPU of approximately $544 represents approximately 34.5% of this annual communications spend, providing a meaningful benchmark for our current share of wallet within our core service category.
Applying our 2025 net ARPU of approximately $544 to our estimated target market of approximately 28.3 million values-aligned consumers results in an estimated core serviceable addressable market of approximately $15 billion.
We believe this opportunity provides substantial runway for continued subscriber growth within our existing target demographic, while additional expansion into adjacent communications, technology, insurance, security, financial, and other mission-aligned services has the potential to significantly increase our long-term addressable market and customer lifetime value.
Expanded Total Addressable Market Via Expanded Consumer Wallet Share — Approximately $40+ Billion
We believe our long-term opportunity extends well beyond wireless connectivity. As consumers increasingly seek brands that align with their values, we have the opportunity to transform what has traditionally been a transactional wireless relationship into a broader, long-term relationship centered on a trusted, values-driven communications and technology platform.
Our strategy is to increase customer lifetime value by expanding the number of products and services utilized by each customer. We have already broadened our offerings beyond wireless services to include device protection through Patriot Care, device financing, mobile internet connectivity, and connected devices. Going forward, we intend to expand into additional mission-aligned products and services, including white-label insurance offerings, satellite connectivity, merchandise, security, financial services, and other complementary technology solutions.
According to the U.S. Bureau of Labor Statistics report, published year-end 2025, the average U.S. consumer spends approximately $1,576 annually on wireless and telephone services, mobile devices and accessories, and non-home internet services. Consumers also spend approximately $2,558 annually in adjacent categories that align with our long-term product roadmap, including computer and internet services,

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insurance (including homeowners, renters, and life insurance), and branded merchandise and accessories. Collectively, these categories represent approximately $4,134 of annual spending per consumer.
Applied to our estimated target market of approximately 28.3 million values-aligned consumers, these spending categories represent an expanded total addressable market of more than $40 billion. We believe our trusted brand, differentiated customer experience, and mission-driven relationship with our customers positions us to capture an increasing share of this opportunity over time as we continue to broaden our communications and technology platform.
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Adjacent consumer categories:   We believe that we can further offer our products and services in adjacent categories: computer and internet services, insurance, and branded merchandise and accessories. By expanding into these additional categories at our already demonstrated penetration rate of 34.5%, we can capture a larger share of the consumer wallet, growing our ARPU from $544 to $1,427, therefore expanding our market opportunity to $40B+ by multiplying our expanded ARPU of $1,427 by 28.3 million values-aligned consumers.

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B2B connectivity:   We further believe that values-aligned businesses, non-profits, and religious organizations represent a significant incremental opportunity that can be served by our platform through Patriot Mobile Business, including 5G internet, VoIP communications, wireless broadband, and asset tracking across targeted verticals such as construction, emergency services and trucking. This B2B opportunity is incremental to and excluded from the approximate $40 billion expanded addressable market referenced above.

Why We Believe We Are Positioned to Capture This Market
Current penetration of our addressable market is minimal — our approximately 183,000 active lines as of December 2025 represents less than 1% of the approximately 28.3 million “very conservative” adults in our target market. Furthermore, we believe there is substantial headroom within our core SAM of wireless and telephone services, mobile devices and accessories, and non-home internet services, before consideration of any expanded product offerings. Our 2025 annualized net ARPU of approximately $544 represents 34.5% of core category spend and only 13.2% of adjacent-category spend, illustrating the magnitude of the wallet-share opportunity available through our planned growth vectors. As a result of our asset-light business model, we can pursue this expansion without capital intensive network expenditures. As our differentiation is brand and values-based rather than price-based, we believe our addressable opportunity is defensible against major national carriers whose mass-market positioning prevents them from serving this segment credibly.
Competitive Landscape
We compete primarily with national wireless carriers that offer postpaid wireless services. While these providers offer many of the same core connectivity services, we believe we serve a differentiated customer segment and therefore do not compete solely on traditional industry factors such as price or promotional

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incentives. Instead, we primarily compete against non-values-aligned providers by offering a premium wireless experience combined with 100% US based customer service and a mission-driven brand that resonates with consumers, families, businesses, churches, and nonprofit organizations seeking to align their spending with their values and support companies that actively advance and defend those values.
We believe there are significant barriers that limit the ability of traditional national carriers to compete directly with our business model. Their brands are designed to appeal to broad consumer and enterprise markets and are generally positioned around network performance, pricing and mass-market appeal rather than values-based customer alignment. Attempting to develop a mission-driven offering targeted to our customer base could dilute their existing brand positioning, alienate portions of their broader customer base and create conflicts with their existing corporate positioning.
We also believe meaningful barriers to entry exist for companies seeking to replicate our platform. New entrants must establish wholesale network relationships, build a trusted brand, invest in customer acquisition, develop scalable technology and operational infrastructure, establish regulatory and compliance capabilities, and earn the trust and loyalty of a highly engaged customer community, which Patriot Mobile has invested in and built over the past 10+ years since founding.
Competition within the wireless communications industry is driven primarily by network quality and coverage, customer service, brand recognition, pricing, distribution, and value-added products and services. We believe Patriot Mobile competes effectively by combining access to all three major national wireless networks, higher priority premium postpaid wireless plans, innovative offerings such as Patriot Mobile One and our Coverage Guarantee, and 100% U.S.-based customer support with a differentiated values-driven brand. Rather than competing principally on price, we seek to deliver a premium customer experience to a customer segment that values reliable wireless connectivity together with a company whose mission and values align with their own.
The following table illustrates the broader competitive landscape and segmentation.
Postpaid		Prepaid
Non-Values-Aligned	Values-Aligned
AT&T	Patriot Mobile	Boost Mobile
Consumer Cellular	CREDO Mobile	Cricket Wireless
Google Fi	Pure Talk	Lyca Mobile
MobileX		Metro by T-Mobile
Spectrum Mobile		Mint Mobile
T-Mobile		Straight Talk
Ting Mobile		Total Wireless
US Mobile		Ultra Mobile
Verizon		Visible
Xfinity Mobile		Walmart Family Mobile
A Mission-Driven Brand with a Highly Engaged Community
Our mission is to passionately defend our God-given rights and freedoms, uphold the Constitution, advance America’s founding principles, and glorify God in all we do. We serve Americans who love their country, value the Constitution, and seek to preserve America’s founding principles. We strive to glorify God in all that we do while serving consumers and businesses that share our mission and values. Our customers, including individuals, families, businesses, churches, and nonprofit organizations across all 50 states, view Patriot Mobile as more than a wireless provider. We believe our customers choose Patriot Mobile because we combine higher priority premium wireless service and exceptional 100% U.S.-based customer service with a mission-driven brand and an unwavering commitment to civic engagement, community impact, and advancing the causes they care about.
Supporting aligned causes is central to our mission and public benefit purpose. Each year, we contribute millions of dollars to organizations that protect First Amendment freedoms, defend Second Amendment

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rights, uphold the sanctity of life, honor and support our military, veterans, and first responders, and promote faith, family, freedom, and America’s founding principles. We support organizations such as Alliance Defending Freedom, First Liberty Institute, Intercessors for America, Mercury One, the National Rifle Association, Gun Owners of America, Concerned Women for America, Embrace Grace, Students for Life of America, Warrior Rising, and Boot Campaign.
Our commitment extends well beyond financial contributions. We actively engage in grassroots initiatives that strengthen civic participation and advance constitutional principles, including voter education and Get Out the Vote efforts, collaborating with like-minded organizations to defend constitutional liberties, and supporting educational initiatives that promote American exceptionalism, civic responsibility, and an understanding of our nation’s founding principles and Christian heritage. In addition, Patriot Mobile employees also volunteer their time, sponsor community events, and provide direct assistance to communities in times of need. These efforts have included delivering heavy-duty chainsaws, rescue dog food, and other critical supplies to first responders following the devastating floods in Kerr County, Texas, as well as providing generators, fuel, diapers, wipes, and other essential supplies to communities impacted by Hurricane Helene in Georgia.
We believe our authentic and sustained commitment to our mission differentiates Patriot Mobile from traditional wireless providers and strengthens the relationships we have with our customers. By aligning our business success with meaningful community impact, we have cultivated a highly engaged customer base characterized by strong brand affinity, industry-leading customer satisfaction, and long-term loyalty.
Customer Acquisition and Retention
Our customer acquisition and retention strategy is focused on attracting and retaining subscribers who value reliable nationwide wireless connectivity services and seek to support a company whose mission and values align with their own. We utilize a combination of multi-channel marketing, referral programs, and strategic partnerships across direct-to-consumer and B2B sales channels to efficiently acquire customers while maintaining disciplined acquisition costs.
We believe our customer acquisition and retention strategy is supported by several key strengths, including:
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A differentiated, mission-driven brand centered on purpose and Christian-conservative values.

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Differentiated wireless offerings, including access to the three largest national wireless networks, which allows customers to select the network that best meets their needs and, through Patriot Mobile One, access multiple networks on a single compatible device.

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A broad product portfolio to cross-sell and upsell complementary products and services including connected devices, mobile internet, device protection, financing, accessories, branded hotspots, and other value-added technology services.

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A diversified omni-channel marketing strategy utilizing radio and podcasts, television, digital marketing, referrals, affiliate partnerships, sponsorships, live events, and grassroots outreach to reach values-aligned consumers and generate qualified sales leads.

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A frictionless, digital-first experience that enables customers to join and manage their service online or by phone from the comfort of their own home, without the inconvenience of traveling to a traditional retail location.

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A 100% U.S.-based sales and customer service organization that supports both consumer and business growth by serving inbound demand, following up on digitally generated leads, and developing B2B relationships.

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A referral program that encourages satisfied customers to introduce Patriot Mobile to like-minded friends, family, and organizations, driving efficient organic customer acquisition.

We believe our differentiated brand, innovative wireless offerings, diversified marketing strategy, digital-first business model, and 100% U.S.-based customer service organization enable us to efficiently acquire and retain customers while supporting long-term, scalable growth.

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Products and Services
Patriot Mobile integrates wholesale carrier access, pricing, customer acquisition systems, and customer service infrastructure into a unified operating platform. Our product offerings are designed to meet the connectivity needs of our customers across five principal categories: wireless service plans, devices and accessories, mobile internet, device protection, and business solutions.
Wireless Service Plans
Patriot Mobile offers subscription-based wireless plans featuring unlimited talk, text and data with tiered high-speed data options designed to meet a wide range of our customers’ usage needs. Customers can choose from multiple plan configurations, including 2GB, 6GB, 12GB, and 45GB high-speed data plans, supported by higher priority premium 4G/5G network access, mobile hotspot capability, international calling to over 200 countries and predictable monthly pricing.
As we have access to all three major national wireless networks, customers can select the network that best meets their needs and, through our Patriot Mobile One offering, utilize multiple supported networks on a single compatible device. In addition, our Coverage Guarantee allows eligible customers experiencing coverage or network performance issues to migrate to another supported network while remaining Patriot Mobile customers, eliminating the need to change wireless providers.
We also offer multi-line discounts up to 20% that encourage household adoption and improve customer retention. Customers may bring their own compatible devices (“BYOD”), keep their existing phone numbers, and activate service in minutes on the website, MyAccount portal, or with assistance from our 100% U.S.-based customer service team.
For international travelers, Patriot Mobile offers flexible connectivity solutions designed to help customers stay connected while abroad. Through Patriot Mobile Global, customers can use their domestic plan in more than 195 countries and destinations with America DayPass, allowing them to access talk, text, and high-speed data while traveling internationally. In addition, America DayPass extends connectivity to more than 400 cruise ships and ferries, enabling customers to remain connected while at sea, where supported. For longer trips, Patriot Passport provides 30-day international travel packages that include bundled voice, text, and data allowances.
Devices and Accessories
We offer a broad selection of smartphones, specialty phones, tablets, connected devices, and accessories from leading manufacturers, with access to new device releases. Customers may purchase devices outright, finance eligible devices, or bring their own compatible devices, providing flexibility across a wide range of price points while supporting a simple, streamlined purchase, and activation experience.
Patriot Mobile Connect (Wireless Internet)
We offer wireless internet connectivity solutions, including branded hotspots, 5G internet, and connected devices. These connectivity solutions enable customers to connect multiple Wi-Fi-enabled devices without relying on traditional wired broadband and extend our product portfolio beyond smartphone service. We believe these offerings enhance customer value while creating additional recurring revenue opportunities across our customer base.
Device Protection
Through our Patriot Care device protection offering, we provide protection plans that cover our customers’ devices against accidental damage, loss, theft, and mechanical failure. Device protection deepens our customer relationships, increases ARPU, and provides customers with additional peace of mind. Patriot Mobile does not underwrite or retain insurance risk in our current offerings; instead, coverage is provided through third-party insurance partners and we do not assume claims exposure or insurance liabilities.
B2B Solutions
Patriot Mobile Business provides communications and connectivity solutions to the executives and employees of businesses, churches, nonprofits, and other organizations. Our offerings include higher

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priority premium 4G/5G wireless service, cloud-based VoIP communications, cellular internet, asset tracking, IoT solutions, WiFi networking equipment, mobile device management solutions, and traditional phone replacement. Business customers can also access self-service account management capabilities through the B2B MyAccount portal.
Across our platform, we provide a comprehensive suite of wireless services, devices, accessories, device financing, protection plans, and digital account management tools. Our objective is to deliver a simple, frictionless customer experience while providing reliable connectivity.
Sales and Marketing
Sales Team
We market and sell our services through four primary sales channels: (i) B2C inbound sales, (ii) B2C outbound sales, (iii) web sales, and (iv) B2B sales. Our 100% U.S.-based sales representatives handle inbound inquiries from prospective customers, proactively engage consumer leads generated through our digital marketing initiatives, and pursue business opportunities through targeted marketing campaigns, industry events and conferences, referrals, and existing relationships.
When prospective customers contact our inbound sales team, our representatives take a consultative approach by first understanding the customer’s current wireless service, coverage needs, and overall experience. Leveraging access to all three nationwide wireless networks, we recommend the network and service plan that best fits the customer’s needs. This personalized approach helps reduce the friction associated with switching wireless providers while reinforcing our commitment to delivering an exceptional customer experience from the first interaction.
Our web sales channel provides a streamlined, fully digital, low-friction purchasing experience that enables customers to research plans, verify device compatibility, select devices and services, complete their purchase, and activate service online without visiting a physical retail location or speaking with a sales representative. This digital experience complements our U.S.-based sales organization and provides customers with a convenient self-service option throughout the purchasing process.
Our dedicated B2B sales organization focuses on acquiring and serving business customers, including small and medium-sized businesses, churches, nonprofit organizations, and enterprise accounts in values-aligned verticals such as emergency services, agriculture, transportation, construction, and manufacturing. The team generates opportunities through targeted marketing, industry conferences and trade shows, strategic partnerships, referrals, and existing customer relationships, while providing consultative support throughout the sales and onboarding process.
Marketing Team
Our marketing strategy is designed to build brand awareness among values-aligned consumers and efficiently acquire new customers through a diversified channel mix. We acquire customers through proven

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marketing channels including radio and podcasts, television, digital marketing, affiliate partnerships, strategic events and sponsorships, referral programs and collaborative activism.
We utilize a content-driven marketing strategy that creates a continuous cycle of brand awareness, customer engagement, and customer acquisition. Our in-house creative studio produces original television, radio, podcast and digital content that supports our marketing initiatives and enables us to efficiently develop and distribute content across multiple media channels. We believe our contributions to values-aligned organizations further enhance our brand awareness, strengthen customer affinity and engagement, reinforce our mission, and support both customer acquisition and long-term retention.
We emphasize brand messaging centered on service quality, simplicity, transparency, and our mission-driven values. We supplement paid advertising with affiliate partnerships, live events, sponsorships, and referral programs that leverage our highly engaged customer base. As of December 2025, we achieved a lifetime value to customer acquisition cost (“LTV/CAC”) ratio of approximately 5.4x, which we believe reflects both strong customer loyalty and efficient customer acquisition.
We continuously evaluate and test new customer acquisition strategies and seek to diversify our marketing channels. We expect to continue increasing investment in our newer marketing initiatives, including digital marketing and strategic events and sponsorships. Our marketing investments are regularly evaluated and optimized based on channel performance, customer acquisition efficiency, and expected returns on marketing spend.
We also utilize lifecycle marketing to improve retention and increase customer lifetime value through onboarding communications, usage notifications, billing updates, service reminders, and targeted promotional campaigns.
Our principal marketing channels include the following:
Radio and Podcast
Conservative talk radio and podcast advertising has historically been one of our primary customer acquisition channels. While we continue to advertise through Christian and conservative talk programming and podcasts, we are expanding our reach to broader values-aligned audiences. This includes radio advertising during NASCAR race broadcasts enabling us to reach significantly larger audiences while maintaining strong alignment with our target demographic. We believe this strategy expands brand awareness, increases customer acquisition opportunities, and diversifies our marketing mix without diluting our mission-driven brand positioning.
Television
We advertise across both traditional and streaming television platforms and continue to expand our presence on national television networks, including Fox, while evaluating opportunities on additional networks. We believe television advertising enhances brand awareness, broadens our reach into adjacent customer segments, including younger audiences, and complements our broader omni-channel marketing strategy.
Digital Marketing
Digital marketing is one of our fastest-growing customer acquisition channels. We utilize search, social media, display advertising, and other digital platforms to generate direct-to-consumer demand and qualified leads for both online and phone sales. Our digital marketing strategy is primarily focused on direct response but also supplements our traditional advertising channels. We primarily advertise on platforms such as Google, Reddit, and X, which help us expand our audience and diversify our lead generation efforts.
Strategic Events and Sponsorships
We pursue strategic sponsorships, co-branded initiatives, and national partnerships that increase brand visibility and expand our reach among values-aligned consumers. Current partnerships include NASCAR and SEC football, all of which provide meaningful exposure to audiences that align with our target

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demographic. We also maintain an active presence at conferences, trade shows, collaborative activism, and other events serving conservative, faith-based, business, and community organizations, which support both brand awareness and customer acquisition.
Customer Care
We strive to provide a frictionless customer experience by offering fast service activation, Bring Your Own Device compatibility, flexible plan options, transparent billing, and predictable monthly pricing. Our digital self-service capabilities, combined with personalized support, are designed to simplify every stage of the customer journey.
A key differentiator of our business is our 100% U.S.-based customer service organization, which provides sales support, activation assistance, billing inquiries, technical troubleshooting, network migration requests under our Coverage Guarantee, and device compatibility guidance. Unlike most wireless service providers that rely on offshore call centers, we believe our U.S.-based team delivers an exceptional customer experience while reinforcing our brand promise. Our representatives have a unified view of each customer’s account, billing, device, and service history, enabling them to efficiently resolve issues, and provide personalized support.
Our customer service organization delivers support through phone, email, live chat, social media, and online review platforms. As of December 2025, we achieved an industry-leading Net Promoter Score of 86, which we believe reflects our commitment to delivering an exceptional customer experience. We further support our customer service representatives by improving the capability and performance of our platform, including investments in artificial intelligence and data analytics tools.
To further enhance the customer experience, we recently launched the Patriot Mobile MyAccount app, providing customers with convenient, on-the-go account management. Through our mobile app and MyAccount portal, customers can activate service, view data usage, pay bills, manage account settings, and purchase additional high-speed data. Customers who need additional high-speed data during a billing cycle can also purchase data top-ups by simply replying “TOPUP” to a data usage notification text message, providing a fast and convenient way to restore high-speed data without contacting customer service. We have also expanded our service offerings to include international calling to more than 200 countries and destinations, giving customers greater flexibility to stay connected with family, friends, and business contacts around the world.
We employ customer lifecycle management initiatives designed to increase customer satisfaction, improve retention, and maximize customer lifetime value. These initiatives include structured onboarding communications, proactive account engagement, usage and billing notifications, periodic account reviews, targeted promotional offers, and win-back campaigns for at-risk or former customers. As a result of these efforts, together with our mission-driven relationship with our customers, we have maintained monthly churn of approximately 1%, which we believe reflects strong customer loyalty, engagement, and satisfaction.
Networks
Telecommunications Operations
Rather than owning wireless spectrum, cell towers, or radio access infrastructure, we purchase wholesale wireless network access through third-party Mobile Virtual Network Aggregators (“MVNAs”) and provide wireless voice, text, data, and related services under the Patriot Mobile brand. This asset-light business model enables us to focus our investments on customer acquisition, product innovation, customer experience, and our mission-driven brand rather than the capital-intensive construction and maintenance of wireless network infrastructure.
Multi-Network Architecture
A key differentiator of our business is our ability to provide service across all three major national wireless networks. Unlike most wireless service providers, which generally rely on a single network, Patriot Mobile maintains wholesale access through multiple carrier aggregators, providing greater flexibility for both

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our customers and our business. Each wholesale relationship is governed by commercial agreements that establish network access, device compatibility, provisioning interfaces, service capabilities, and commercial terms.
Our multi-network architecture provides several competitive advantages:
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Coverage Optimization.   Customers can be activated on the network that best meets their coverage needs based on where they live, work, and travel.

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Coverage Guarantee.   If a customer experiences inadequate coverage or network performance, we can migrate that customer to another supported network without requiring them to change wireless providers or phone numbers.

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Supplier Diversification.   Maintaining relationships across multiple network providers reduces dependence on any single carrier and provides greater flexibility in managing network capacity, service quality, and commercial relationships.

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Patriot Mobile One.   Our multi-network capabilities support Patriot Mobile One, which enables compatible dual-SIM devices to maintain active service on two different nationwide wireless networks simultaneously, providing enhanced coverage flexibility and network redundancy.

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Cellular Internet.   Our cellular internet offerings include routers and mobile hotspot devices. Depending on the device, our customers can seamlessly switch to the strongest network signal or select any one of the three largest nationwide carriers. This allows our customers to select the option that best serves their location and connectivity needs.

Network Operations
Our telecommunications operations team manages the day-to-day delivery of wireless service across our supported networks. Responsibilities include monitoring service quality, supporting the customer service team with provisioning new activations, supporting number porting, managing carrier escalations, coordinating device certification, and maintaining compatibility as new devices and technologies become available.
We continue to invest in operational capabilities that improve the customer experience, including expanded eSIM support, enhanced digital provisioning, and automation that enables faster activations and more seamless network migrations. Because we operate as an MVNO, the underlying wireless carriers remain responsible for operating and maintaining the radio access network, spectrum assets, and core wireless infrastructure, including ongoing advancements in 4G LTE, 5G, and future wireless technologies.
Our asset-light telecommunications model enables us to rapidly introduce new products and services while leveraging the ongoing network investments made by the nation’s largest wireless carriers. We believe this approach provides a compelling combination of nationwide coverage, operational flexibility, capital efficiency, and an enhanced customer experience.
Customer Relationship
Business Support Systems (“BSS”)
Our highly scalable business support systems (“BSS”) provide the operational foundation for managing the entire customer lifecycle, serving as the central system of record from service activation through ongoing account management, billing, customer support, and analytics. The platform supports single line, multi-line, dual network accounts, and cellular internet for consumers and businesses. It automates service activation through SIM and eSIM provisioning, enables number portability, and manages billing and payment processing. These capabilities enable our sales, marketing, customer service, finance, and telecommunications operations teams to efficiently manage customer relationships at scale.
Customer Relationship Management (“CRM”) and Marketing Technology
Our customer relationship management (“CRM”) and marketing technology platforms support customer acquisition, engagement, retention, and brand awareness. These systems enable us to manage multi-channel marketing campaigns, capture and nurture leads, administer our referral program, personalize

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customer communications, and measure marketing performance. Our CRM platform also supports consistent brand messaging and communications regarding our public benefit purpose and cause partner initiatives across multiple customer touchpoints.
Strategic Partnerships
Our business depends on a network of strategic relationships that support our wireless services, technology platform, customer acquisition, and value-added product offerings.
Our most significant partnerships are our wholesale network relationships, which provide access to all three major national wireless networks through third-party MVNAs. These relationships enable us to deliver higher priority premium nationwide wireless coverage, support our multi-network architecture, and provide differentiated offerings such as our Coverage Guarantee, dual networks accounts, and the branded mobile hotspots along with cellular internet services.
We also rely on third-party technology providers for critical business functions, including billing, CRM, payment processing, business support systems, and other operational technologies that support our customer lifecycle from activation through ongoing account management and customer service.
To support customer acquisition, we maintain relationships with marketing affiliates, media partners, referral organizations, and other distribution partners that help expand our reach across targeted customer segments. We also pursue strategic affinity and corporate partnerships, including employee benefit programs and relationships with businesses, churches, nonprofit organizations, and membership-based organizations, which we believe provide attractive opportunities to expand distribution, strengthen brand awareness, and reduce customer acquisition costs.
In addition, we offer device protection through our Patriot Care program pursuant to a strategic partnership. The device protection coverage is underwritten by a licensed insurance carrier and administered by its designated program partners, which are responsible for program administration and claims processing. Patriot Mobile acts solely as a licensed insurance producer, marketing and offering the coverage to our customers. We do not underwrite insurance policies, administer claims, or assume insurance underwriting or claims risk.
Information Technology
Patriot Mobile’s digital platforms, website and mobile app, provide prospective and existing customers with convenient, self-service tools throughout our customer’s lifecycle. Our online capabilities complement our U.S.-based customer service organization by enabling customers to research, purchase, activate, and manage wireless services without visiting a physical retail location or speaking with a sales representative. We leverage our partner APIs to create a secure and scalable integrated ecosystem, enabling a digital-first experience for our prospective and existing customers that includes the website, MyAccount, and mobile app.
Patriot Mobile Website
Our public website serves as both a direct-to-consumer sales channel and an informational resource for prospective and existing customers. Through the website, prospective customers can evaluate Patriot Mobile’s comprehensive products and services, easily complete the purchase process, and quickly activate service online.
Key website capabilities include:
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Coverage checker that helps prospective customers identify the nationwide wireless network that best meets their coverage needs.

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Bring Your Own Device (“BYOD”) compatibility checker and International Mobile Equipment Identity (“IMEI”) validation.

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Phone number portability verification for an easy carrier switching experience.

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Online plan selection, checkout, device purchases, device protection and financing for devices, accessories, and apparel.

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Self help tools including device tutorials, FAQ’s, and live chat with customer service representatives

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Educational content regarding Patriot Mobile’s mission, the causes we support, and public benefit initiatives.

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Mission-focused digital properties, including Faith Mobilized, our recently launched platform that provides education, training, and encouragement to churches and faith leaders.

MyAccount Portal
Our MyAccount portal provides customers with a secure, web-based self-service platform to manage their wireless services. Through the portal, customers can view account information and data usage, pay bills, manage payment methods, change service plans, purchase additional high-speed data, add or activate new lines, purchase devices or activate compatible BYOD devices, enroll in Patriot Care device protection, update account settings, and access customer support. Business customers also have access to enhanced administrative tools, including bulk device onboarding, IMEI uploads, account filtering, and other features designed to simplify multi-line account management.
Business customers also have access to additional account management capabilities designed for multi-line organizations, including bulk device onboarding, IMEI uploads, role-based access controls, and other administrative tools that simplify enterprise account management.
Patriot Mobile MyAccount Mobile Application
We recently launched the Patriot Mobile App, extending the functionality of our MyAccount portal to customers’ mobile devices. The app provides customers with secure, on-the-go access to the same self-service capabilities available through MyAccount and is fully integrated with our website, BSS, CRM platform, and customer service operations, providing a consistent and synchronized customer experience across all channels. This unified architecture ensures that account updates, billing changes, service activations, and support interactions remain synchronized across all customer touchpoints, providing customers with a consistent experience regardless of how they choose to interact with Patriot Mobile.
Cybersecurity
Cybersecurity is a critical component of Patriot Mobile’s operational and risk management framework. We maintain a comprehensive information security program designed to protect our customers’ information, safeguard our technology infrastructure, and support the reliable operation of our business. Our cybersecurity program incorporates administrative, technical, and physical safeguards and is aligned with industry best practices, applicable regulatory requirements, and our contractual obligations with technology vendors and network partners.
Internal Security
Our internal cybersecurity program is designed to protect customer information, payment data, employee systems, and business operations from unauthorized access, misuse, or disruption. Key elements of our internal security program include:
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Identity and access management, including role-based access controls and least-privilege principles for systems supporting customer service, billing, telecommunications operations, finance, and other business functions.

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Multi-factor authentication (“MFA”), single sign-on (“SSO”), and other modern authentication technologies to strengthen access security.

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Endpoint detection and response, network monitoring, and zero-trust security principles across our corporate and customer services environments.

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Policies governing the collection, storage, retention, and protection of personally identifiable information (“PII”) and payment card information, consistent with applicable privacy laws and Payment Card Industry Data Security Standards (“PCI DSS”).

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Ongoing security awareness training for employees and security reviews of third-party vendors that process or access customer information.

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Continuous monitoring, vulnerability management, patch management, and incident response procedures designed to identify and remediate security risks in a timely manner.

Customer and Platform Security
We employ multiple layers of security to protect the digital platforms through which customers interact with Patriot Mobile, including our website, MyAccount portal, recently launched mobile application, payment systems, and account authentication processes.
These safeguards include:
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Authentication controls designed to reduce the risk of unauthorized account access, including protections against account takeover, SIM-swap fraud, and unauthorized port-out requests.

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Encryption of customer and payment data during transmission using industry-standard encryption technologies.

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Continuous monitoring and logging of customer-facing systems to detect suspicious or anomalous activity.

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Regular web application security assessments, vulnerability scanning, penetration testing, and remediation activities.

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Secure integrations with our network partners and other third-party providers to support provisioning, billing, and telecommunications operations while maintaining appropriate security controls.

Cybersecurity Risk Management
As a wireless telecommunications provider, we operate in an environment where cyber threats continue to evolve, including phishing attacks, credential theft, ransomware, business email compromise, SIM-swap fraud, account takeover attempts, and other threats common across the telecommunications industry. We regularly assess these risks and continuously enhance our cybersecurity capabilities to strengthen our defenses and improve our ability to prevent, detect, respond to, and recover from cybersecurity incidents.
We also work with our wireless network partners, technology vendors, and security providers to help identify emerging threats, share relevant threat intelligence, and implement appropriate security measures designed to protect our customers and business operations. While no cybersecurity program can eliminate all risk, we believe our layered security approach, ongoing investments in technology and employee training, and continuous improvement efforts position us to effectively manage cybersecurity risks as our business continues to grow.
Supply and Logistics
Device and Materials Sourcing
Patriot Mobile sources wireless devices, including both new and certified pre-owned (“CPO”) devices, as well as SIM and eSIM solutions, accessories, and other products through a diversified network of original equipment manufacturers (“OEMs”), distributors, and other third-party suppliers. We continuously evaluate and onboard new suppliers to maintain a strong and diversified supplier base for both new and CPO devices. Our product portfolio spans entry-level phones, flip phones, privacy-first phones, and flagship smartphones, enabling us to offer customers a broad range of price points while supporting sustainability through the extended use of wireless devices.
A significant portion of our new customers participate in our Bring Your Own Device (“BYOD”) program, allowing them to activate compatible devices they already own. We believe our BYOD offering reduces inventory requirements and capital investment while providing customers with a convenient, low-friction onboarding experience.

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We manage device purchasing based on inventory levels, anticipated demand, product lifecycles, promotional initiatives, and supplier availability to maintain an appropriate balance between product availability, inventory efficiency, and working capital management.
Fulfillment and Warehousing
Orders placed through our customer services organization, website, or mobile application are fulfilled through our internal logistics and warehousing operations. We receive, store, configure, and ship wireless devices and SIM cards directly to customers, while coordinating SIM and eSIM activation with our network partners to facilitate a seamless activation experience upon receipt. Many accessories and promotional merchandise are fulfilled through third-party drop-shipping arrangements, enabling us to expand our product offerings while minimizing inventory carrying costs.
Reverse Logistics
We maintain reverse logistics processes to support product returns, warranty claims, device exchanges, and replacements. Returned devices are evaluated using established inspection standards and, as appropriate, account credits or replacement devices are provided. Eligible devices are refurbished, returned to suppliers, or resold through approved channels. We also partner with a third-party provider to administer our device trade-in program, allowing customers to receive value for eligible devices when upgrading their wireless equipment. Certain accessories and promotional merchandise may be subject to supplier-specific return policies and terms and conditions.
Regulation
Mobile Service
The Federal Communications Commission (“FCC”) has statutory jurisdiction and regulatory authority over the licensing, operation and offering of wireless services. Many FCC regulations do not apply to us as a mobile virtual network operator (“MVNO”) because we do not hold wireless radio licenses or operate network facilities. Our operations nevertheless are subject to certain FCC regulations because for some service offerings we may be (1) a telecommunications carrier, (2) a commercial mobile radio services (“CMRS”) provider and (3) a common carrier under FCC regulations and the Communications Act of 1934, as amended. We are also subject to regulation by state public utility commissions (“PUCs”) and local governments. In addition to other requirements, we are currently subject to the following regulatory programs:
Universal Service Fund (USF).   The FCC and many state public utility commissions have established USF programs to ensure that affordable telecommunications services are widely available. All telecommunications carriers must contribute to these funds. The amount of universal service contribution required of us is based on a percentage of revenues earned from interstate and international services provided to end users. We allocate our end user revenues and remit payments to the universal service fund in accordance with FCC rules.
Enhanced 911.   The FCC’s enhanced 911 (E911) regulations require CMRS providers to enable emergency services personnel to locate wireless customers according to specified accuracy guidelines. Pursuant to these regulations, we have incorporated E911 features and capabilities into our handsets. Many local governments have imposed flat, per-customer fees on wireless providers to support implementation of E911 services in their area.
Customer Privacy and Promotional Activities.   We are subject to federal and state laws governing the privacy, security, collection, use, disclosure and retention of customers’ personal information. These laws and related regulations restrict our ability to use personal information for promotional purposes and limit how we may contact customers by telephone, text message or email to advertise our services. They also impose requirements relating to notices, consent, consumer choices, data security and responses to customer requests, and may apply to our operations, products, services and business partners in different ways.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Telecommunications Relay Services.   Under federal law, CMRS providers must take steps to enable hearing impaired and other disabled persons to have reasonable access to wireless services. Under these regulations, we currently pay a portion of our interstate voice revenue to the FCC to support relay services for the disabled.
Hearing-Aid Compatibility.   The FCC requires CMRS providers to offer customers a specified number of digital wireless handsets that are compatible with hearing aids. These regulations require us to incorporate certain hardware and software into our handsets.
Local Number Portability.   We are required to comply with local number portability regulations to ensure that our customers have the ability to port their telephone numbers when changing providers. We also contribute to federal funds to meet the shared costs of local number portability and the costs of North American Numbering Plan Administration.
Communications Assistance for Law Enforcement Act.   We are subject to the requirements of the Communications Assistance for Law Enforcement Act (“CALEA”), which requires providers to make their services and facilities accessible for law enforcement intercept requests.
Broadband Labeling Rules.   Our wireless broadband internet products are subject to the FCC’s transparency rule and broadband labeling rules.
Telephone Consumer Protection Act.   We are subject to the Telephone Consumer Protection Act (“TCPA”) and similar state laws restricting telemarketing calls, automated or prerecorded calls, and text messages, as well as evolving FCC rules regarding consent, revocation of consent, and robocall mitigation. The TCPA and similar state statutes provide for statutory damages of $500 to $1,500 per violation, without any requirement to prove actual damages, and claims are frequently brought as class actions, which can result in aggregate exposure that is disproportionate to any actual harm and that is difficult to predict or insure against.
State and Local Regulations.   We are subject to regulations of state public utility commissions and local governments that govern the terms and conditions of our offerings, including billing practices, customer disputes and other consumer-protection matters. Requirements may differ across jurisdictions and may impose additional disclosure, customer-service, reporting, recordkeeping, privacy, security or operational obligations, fees and enforcement risk. Our failure or alleged failure to comply, or changes in these requirements, could require changes to our products, services, systems and policies and could increase our costs or expose us to fines, penalties, claims or litigation.
National Mobile Network Operators and Network Providers.   In addition to the regulations to which we are subject directly, the national mobile network operators that serve as our wireless network providers are subject to regulation by the FCC and may be subject to other federal, state and local requirements. Changes to those requirements, or to the terms on which our network providers operate or provide us access to their networks, could affect the wireless coverage, network capacity, service availability and costs that our network providers are able to provide to us, or otherwise affect our ability to offer services.
General Regulatory Risk.   Laws, regulations, regulatory guidance and enforcement positions applicable to our business, our customers or our network providers may change, and laws or regulations from jurisdictions whose requirements do not currently apply to our business may become applicable. Changes to, or uncertainty regarding, these requirements could reduce demand for our services, limit or delay our ability to offer or market products and services, require us to modify our systems, operations, contracts, policies or compliance programs, and increase the costs of litigation, compliance and service delivery. Any failure or perceived failure to comply, or any adverse change in the regulatory environment, could result in investigations, enforcement actions, fines, penalties, private litigation, customer claims or reputational harm and could have a material adverse effect on our business, financial condition or results of operations.
Privacy, Data Security, and Consumer Protection
Our business is subject to laws and regulations that create obligations and restrictions on our collection, use, disclosure, and protection of individuals’ personal information. Federal privacy laws and regulations, such as the Communications Act, restrict our ability to collect, use, and disclose customers’ personal

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
information for our mobile and voice services. Some of our business activities are subject to the authority of the Federal Trade Commission (FTC) to prevent unfair or deceptive acts or practices, which the FTC enforces against businesses’ personal information practices.
All U.S. states and territories have data breach notification laws that require businesses to notify individuals, government agencies, and consumer reporting agencies if certain types of sensitive personal information are accessed or acquired by an unauthorized party. Many of these jurisdictions have laws that require protection for certain types of sensitive personal information.
Our business is also subject to comprehensive state consumer privacy laws, which have been enacted in more than 20 states. Among other things, these laws require businesses to make detailed disclosures about their personal information practices; conduct risk assessments; and offer individuals certain rights, such as access, deletion, and the ability to opt out of some uses and disclosures of personal information. States are increasingly active in investigating and enforcing these laws. In addition, the California Privacy Protection Agency has the authority to conduct privacy audits and will require businesses to submit information about their cybersecurity audits and privacy risk assessments to the Agency. California also authorizes individuals to bring private lawsuits against companies for certain personal information security breaches. States also may take privacy and data security enforcement actions against businesses under their authority to prevent unfair or deceptive acts and practices.
Laws that regulate certain uses of artificial intelligence and certain automated decisions about individuals could further restrict our use of individuals’ personal information. These restrictions have been enacted as standalone artificial intelligence regulations as well as comprehensive consumer privacy laws, and several additional states are considering such laws.
Courts have interpreted state and federal laws that prohibit the interception of communications and information relating to communications to apply to certain commonly used website technologies. A wide array of businesses is subject to legal demands and complaints in which individuals or classes of plaintiffs seek statutory penalties.
Finally, federal and state laws restrict the use of telemarketing and sending unsolicited commercial emails. The FTC and FCC have the authority to enforce these laws, and individuals also may bring claims seeking statutory damages for certain telemarketing and text marketing activities.
Human Capital
As of December 31, 2025, we employed approximately 250 employees and contractors, of which, nearly half are attributed to our customer service operations. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have not experienced any labor-related work stoppages. Our employees choose to work at Patriot Mobile in part because of their alignment with our mission and vision, and many also participate in volunteer efforts with our cause partners and other humanitarian efforts. We foster a collaborative, mission-driven culture that emphasizes accountability, teamwork, and open communication.
We invest in employee training and professional development to ensure our team is equipped with the knowledge and skills needed to deliver an exceptional customer experience and support our continued growth. Our training programs focus on product knowledge, customer service excellence, leadership development, compliance, and operational best practices. We also seek to promote from within whenever possible while continuing to recruit experienced talent from outside the organization to strengthen our capabilities and support our long-term strategic objectives.
Intellectual Property
We protect our intellectual property through a combination of trademark, copyright, trade secret, and other intellectual property laws, as well as contractual protections, including confidentiality, non-disclosure, licensing, and other agreements with employees, contractors, vendors, and business partners. We believe these rights are important to protecting our brand, proprietary information, and competitive position.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Our intellectual property portfolio consists primarily of trademarks, service marks, domain names, copyrights, proprietary know-how, and trade secrets. We do not currently own any issued patents or pending patent applications. We have registered, or have applications pending to register, certain of our trademarks in the United States and maintain domain names that we consider material to our business.
In addition to our owned intellectual property, we license various third-party software, technology, and other intellectual property used in the operation of our business. We believe these licenses are sufficient to support our operations, although they generally restrict our use of the licensed technology to specified purposes and terms.
Properties
We lease office facilities in Grapevine, Texas, which serves as our corporate headquarters, and Tyler, Texas, which supports our business operations. We believe these facilities are adequate for our current operations and that suitable additional space will be available on commercially reasonable terms should our needs change.
Environmental Matters
We are subject to various federal, state and local environmental protection and health and safety laws and regulations, and we incur costs to comply with those laws. We lease real property, and some environmental laws hold current or previous operators of businesses and real property liable for contamination on that property, even if they did not know of and were not responsible for the contamination. Environmental laws may also impose liability on any person who disposes of hazardous substances, regardless of whether the disposal site is owned or operated by such person. Although we do not currently anticipate that the costs of complying with environmental laws will materially adversely affect us, we cannot ensure that we will not incur material costs or liabilities in the future due to the discovery of new facts or conditions, the occurrence of new releases of hazardous materials or a change in environmental laws. As an asset-light MVNO, we do not own or operate network infrastructure, manufacturing facilities, or other significant physical assets, and we believe our operations have a limited environmental footprint. Compliance with environmental laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations, or competitive position.
Legal Proceedings
From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of our business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results or financial condition.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT
Directors, Director Nominees and Executive Officers
The following table sets forth, as of the date of this prospectus, the names, ages and titles of the individuals who are expected to constitute our directors and executive officers upon completion of this offering. Executive officers serve at the discretion of our board of directors and until their successors are elected and qualified.
Name	Position(s)	Age at June 30, 2026	Director Since
Glenn Story	Chief Executive Officer, Director	62	2026
	Director Nominee
	Director Nominee
	Director Nominee
	Director Nominee
	Director Nominee
	Director Nominee
The following table sets forth information regarding our non-director executive officers and their ages as of           , 2026. Unless otherwise indicated, references to positions are at Patriot Mobile LLC.
Name	Position(s)	Age at June 30, 2026
Robert Barracca	Chief Technology Officer	52
Scott Coburn	Chief Marketing Officer	55
Justin Cordon	Chief Financial Officer	46
Emily Epperson	General Counsel	50
Jenny Story	Chief Operating Officer	61
In addition to our executive officers, our business is managed by other highly qualified and experienced professionals, who oversee various aspects of our organization including sales, marketing, network operations, customer service, finance, information technology, regulatory compliance and risk management. Our team has a demonstrated track record of achieving profitable growth, maintaining operational excellence and successfully expanding our subscriber base. We believe that the depth of our team’s experience, market knowledge and long-term relationships in our markets help provide us with a steady source of growth.
Business Background and Experience of Our Directors and Executive Officers
The following is a brief discussion of the business background and experience of our directors and executive officers. With respect to our directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors have held their positions for the past five years. Except for Glenn Story and Jenny Story, no director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.
Our Directors
Glenn Story has served as Co-Founder and Chief Executive Officer of Patriot since its founding in 2013. Mr. Story is responsible for the strategic direction and overall management of the company. Prior to founding Patriot, Mr. Story spent approximately 15 years in New York City building and managing businesses through both organic growth and acquisitions and leading finance and accounting organizations at various stages of development. Mr. Story is a lifelong entrepreneur with more than 25 years of experience in strategic planning, finance, accounting, and operational leadership across a variety of industries. Mr. Story is a non-practicing Certified Public Accountant and holds a Bachelor of Science degree in Accounting from The University of Texas at Dallas. Mr. Story brings to Patriot substantial executive leadership experience, financial expertise, entrepreneurial vision, and extensive knowledge of the company’s operations and strategy.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Our Non-Director Executive Officers
Robert “Bob” Barracca has served as Chief Technology Officer of Patriot since 2025. Prior to joining Patriot, Mr. Barracca spent approximately 25 years with Avero, LLC, where he served in positions of increasing responsibility, including Vice President of Technology. Earlier in his career, Mr. Barracca worked in the information technology department of a financial services firm and provided technology consulting services to organizations across a variety of industries. Mr. Barracca holds a Bachelor of Engineering degree in Electrical Engineering from The Cooper Union for the Advancement of Science and Art. Mr. Barracca brings to Patriot extensive experience in technology infrastructure, systems integration, engineering leadership, and operational scalability.
Scott Coburn has served as Chief Marketing Officer of Patriot since 2021. Mr. Coburn is responsible for all sales and marketing activities of the company. Prior to joining Patriot, Mr. Coburn was Co-Founder and Managing Partner of Rev19, a financial technology and payment processing company. From 2012 to 2017, Mr. Coburn served as founder and Chief Executive Officer of ProV3 Media, a digital marketing agency. Earlier in his career, Mr. Coburn spent 13 years with Sabre Holdings, where he served as a director, and began his career as a systems engineer with Electronic Data Systems. Mr. Coburn holds a Bachelor of Business Administration degree in Computer Information Systems from Texas State University. Mr. Coburn brings to Patriot significant experience in sales, marketing, technology, brand development, and entrepreneurial leadership.
Justin Cordon has served as Chief Financial Officer of Patriot since 2025. Prior to joining Patriot, Mr. Cordon founded WindRyder Advisors, where he advised companies on capital formation, business analytics, operational improvement initiatives, and strategic growth plans. Previously, Mr. Cordon led several private equity-backed portfolio companies operating in the veterinary healthcare, manufacturing, energy, and financial services industries. Earlier in his career, Mr. Cordon worked in middle-market private equity, where he participated in transactions totaling more than $1.2 billion, and began his career in investment banking with Stephens Inc. Mr. Cordon holds a Bachelor of Business Administration degree in Finance from the University of Notre Dame. Mr. Cordon brings to Patriot extensive experience in corporate finance, capital markets, mergers and acquisitions, strategic planning, and business operations.
Emily Epperson has served as General Counsel of Patriot since 2024. Prior to joining Patriot, Ms. Epperson served as in-house counsel for independent oil and gas companies and as corporate attorney and conference director for both a limited liability company and a nonprofit ministry organization. Earlier in her career, Ms. Epperson practiced as a civil litigator in Illinois. In addition to her legal experience, Ms. Epperson served in various ministry leadership roles, including Executive Pastor and Student Ministries Pastor. Ms. Epperson is licensed to practice law in Texas, Illinois, and various federal district courts. She holds a Bachelor of Science degree from Southern Illinois University and a Juris Doctor degree from Vermont Law School. Ms. Epperson brings to Patriot significant expertise in corporate governance, regulatory compliance, litigation management, contracts, and legal strategy.
Jenny Story has served as Chief Operating Officer of Patriot since 2022. Prior to serving as Chief Operating Officer, Ms. Story served as our Vice President of Business Development and Corporate Giving beginning in 2020 and had been actively involved in supporting Patriot’s growth since 2013. Before joining Patriot full-time, Ms. Story spent more than 30 years in corporate finance, commercial real estate finance, collateralized debt obligations, and investment management, holding positions with Salomon Brothers Inc., Bankers Trust, Fitch Ratings, and C-III Asset Management. Ms. Story holds a Master of Business Administration degree from the J.L. Kellogg Graduate School of Management at Northwestern University and a Bachelor of Science degree in Industrial Engineering from Northwestern University. Ms. Story brings to Patriot extensive experience in financial management, strategic planning, operational execution, business development, and organizational growth.
Controlled Company Exemption
Upon the completion of this offering, Bryan Bradford will hold approximately       % of the voting power of our common stock (or approximately       % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) immediately after the completion of this offering through his beneficial ownership of shares of our Class A common stock and Class B common stock, of

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
which approximately       % is attributable to his ownership of our Class B common stock. As a result, we will be a “controlled company” under the corporate governance rules of Nasdaq. Under the listing rules of Nasdaq, a company of which more than 50% of the voting power with respect to director elections is held by a person or group of persons acting together is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:
•
a majority of such company’s board of directors consist of independent directors as defined under the listing rules of Nasdaq;

•
director nominees be selected or recommended for board of directors’ selection by a nominating committee composed entirely of independent directors, with a written charter addressing the nominations process as required under the listing rules of Nasdaq;

•
the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
annual performance evaluations of the compensation and nominating committees be conducted.

Following the completion of this offering, we may elect to take advantage of certain of these exemptions as long as we remain a “controlled company.” Accordingly, our Class A shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with all of the applicable governance requirements within the applicable transition periods.
Board of Directors
Director Independence
Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that           ,           ,          and           are each an “independent director,” as defined under Nasdaq rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Persons Transactions.”
Committees of the Board of Directors
Upon the listing of our Class A common stock on Nasdaq, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors are described below.
Members will serve on these committees until their resignation or until otherwise determined by our board of directors.
Pursuant to our A&R Bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.
Audit Committee
Our board of directors will establish an audit committee in connection with this offering whose functions include the following:
•
assist our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;
•
prepare the report required by the SEC for inclusion in our annual proxy statement;

•
approve audit and non-audit services to be performed by the independent accountants; and

•
perform such other functions as our board of directors may from time to time assign to the audit committee.

Rule 10A-3 of the Exchange Act and Nasdaq rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our audit committee will consist of           ,           , and           , and           will serve as the chairperson of the committee. Each of        ,         , and           will satisfy the independence requirements of the Exchange Act and the Nasdaq listing standards and satisfy the financial literacy requirement for audit committee members under the Nasdaq listing standards. We anticipate that           will qualify as an audit committee financial expert as defined under Item 407(d) of Regulation S-K and satisfy the financial sophistication requirement under the Nasdaq listing standards.
Prior to the listing of our Class A common stock on Nasdaq, our board of directors will adopt a written charter for the audit committee, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website upon the listing of our Class A common stock on Nasdaq.
Compensation Committee
Our compensation committee will consist of           ,           , and           , and         will serve as the chairperson of the committee. Each of           ,           , and           will satisfy the independence requirements of the Exchange Act and the Nasdaq listing standards. This committee will establish or recommend for approval salaries, incentives and other forms of compensation for officers and directors. The compensation committee will also administer or make recommendations with respect to any long-term incentive plan that may be adopted. The specific functions and responsibilities of the compensation committee will be set forth in the compensation committee charter.
Prior to the listing of our Class A common stock on Nasdaq, our board of directors will adopt a written charter for the compensation committee, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website upon the listing of our Class A common stock on Nasdaq.
Nominating and Governance Committee
Our nominating and governance committee will consist of           ,           , and           , and           will serve as the chairperson of the committee. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. The specific functions and responsibilities of the nominating and governance committee will be set forth in the nominating and governance committee charter.
Prior to the listing of our Class A common stock on Nasdaq, our board of directors will adopt a written charter for the nominating and governance committee, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website upon the listing of our Class A common stock on Nasdaq.
Compensation Committee Interlocks And Insider Participation
None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or compensation committee. No member

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
of our board of directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.
Role of Board of Directors Role In Risk Oversight
Our corporate governance guidelines will provide that our board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.
Code of Business Conduct and Ethics
Prior to the listing of our Class A common stock on Nasdaq, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. Any waiver of this code may be made only by our board of directors or a designated committee of our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.
Clawback Policy
In connection with this offering, the Company intends to adopt a clawback policy designed to recoup any erroneously awarded compensation resulting from certain accounting restatements. If the Company is required to prepare an accounting restatement because of either (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then all incentive compensation paid or credited to each current or former executive officer for the restated period (up to three years) will be recalculated based on the restated results. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to the Company.
In the event of an executive officer’s failure to repay any erroneously awarded compensation due under the clawback policy, the Company would enforce the clawback policy and pursue other remedies to the fullest extent permitted by law, unless certain conditions are met and the compensation committee determines that recovery would be impracticable.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
EXECUTIVE COMPENSATION
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure requirements applicable to smaller reporting companies, as defined under the Securities Act. Accordingly, we are only required to report compensation for our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers on December 31, 2025 (our “named executive officers”).
Summary Compensation Table
The following table sets forth information regarding the compensation paid, awarded to, or earned by each of our named executive officers for the years ended December 31, 2025, and December 31, 2024.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option awards ($)(3)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(4)	Total ($)
Glenn Story	2025	$455,000	$10,000	—	—	—	—	$465,000
Chief Executive Officer	2024	$421,511	—	—	—	—	—	$421,511
Jenny Story	2025	$265,000	$40,000	—	—	—	$40,541	$345,541
Chief Operating Officer	2024	$267,866	—	—	—	—	$39,940	$307,806
Justin Cordon	2025	$240,000	$45,000	—	—	—	—	$285,000
Chief Financial Officer

(1)
Reflects base salary paid or payable to each named executive officer in fiscal years 2024 and 2025. Justin Cordon commenced employment with the Company in January 2025.

(2)
Reflects discretionary bonuses paid to each named executive officer in fiscal years 2024 and 2025, based on individual and Company performance. The Company does not maintain a formal non-equity incentive plan.

(3)
No named executive officers received stock-based compensation in fiscal years 2024 and 2025.

(4)
Reflects the value of medical, dental, vision, life, accident and disability insurance premiums paid by the Company on behalf of Ms. Story and her spouse and qualifying dependents in fiscal years 2024 and 2025. The aggregate value of all perquisites or other personal benefits received by Mr. Story and Mr. Cordon in each of fiscal years 2024 and 2025 was less than $10,000.

Narrative Disclosure to Summary Compensation Table
The compensation reported in the Summary Compensation Table above is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework in an effort to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, our compensation program following this offering could vary from our historical practices. We do not maintain any formal nonqualified deferred compensation plans in which named executive officers participate.
Base Salary
Each named executive officer’s base salary is a fixed component of compensation for each year for performing specific job duties and functions. Historically, we have established annual base salary rates for Mr. Story, Ms. Story and Mr. Cordon at a level necessary to retain the individual’s services and we have reviewed base salaries on an annual basis at the end of each year. We have historically made adjustments to the base salary rates of the named executive officers upon consideration of any factors that our board of directors deems relevant, including but not limited to (i) any increase or decrease in the executive’s responsibilities, (ii) the individual’s job performance, and (iii) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of members of the board of directors and management.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Bonus
Our board of directors has the discretion to approve annual cash bonuses for all of our employees, including our named executive officers. Bonus determinations are based on a variety of company and individual performance factors that our board of directors deems appropriate, and are made in the sole discretion of our board of directors. We do not currently maintain a formal annual bonus plan or other cash-incentive plan for our named executive officers.
Employee Benefits
401(k) Plan.   Our named executive officers may elect to participate in our 401(k) plan, which is designed to provide retirement benefits to all eligible employees. Our 401(k) plan provides our employees with the opportunity to save for retirement on a tax-deferred basis, subject to applicable statutory limits. We did not make any matching or profit contributions to the 401(k) Plan in fiscal years 2024 and 2025.
Health and Welfare Benefits.   Our named executive officers are eligible to participate in our standard health and welfare benefits plan, which offers medical, dental, vision, life, accident and disability coverage, on the same terms and conditions generally available to our other employees. As noted above, the Company pays the full cost of such coverage on behalf of the named executive officers.
Employment Agreements; Potential Payments Upon Termination of Employment
We have entered into an employment agreement with Mr. Story and an offer letter with Ms. Story, the material terms of which are summarized below. Mr. Cordon does not have an offer letter or employment agreement. All of our named executive officers are also subject to the Company’s confidentiality policy, which prohibits disclosure of Company confidential information except as required by law.
Employment Agreement with Glenn Story
We are party to an employment agreement, dated effective as of December 17, 2015, with Mr. Story (the “Story Employment Agreement”). The Story Employment Agreement provides for an initial base term of two years, which automatically renews for successive one-year periods unless either party provides at least 15 days’ prior written notice of non-renewal. Under the Story Employment Agreement, Mr. Story’s annual base salary was initially $150,000, and is subject to two scheduled increases: to $250,000 per year upon the Company reaching 10,000 active subscribers, and to $400,000 per year upon the Company achieving cumulative gross revenues of $50,000,000. Mr. Story is also entitled to participate in fringe benefits generally made available to Company executives, to reimbursement of reasonable out-of-pocket business expenses (including for items such as cell phone expenses), and to 20 days of paid vacation per calendar year (with up to 10 unused vacation days eligible for carryover to the following year), plus 11 designated holidays.
The Story Employment Agreement may be terminated by mutual written agreement, by the Company for “cause” or in the event of Mr. Story’s “permanent disability,” automatically upon his death, or by the Company without cause. If the Company terminates Mr. Story’s employment without cause, he is entitled to severance equal to the greater of (i) the remaining base term payments under the agreement or (ii) six months’ salary, payable in accordance with the Company’s regular payroll practices and subject to standard withholdings. The Story Employment Agreement contains restrictive covenants pursuant to which Mr. Story is subject, for a one-year period following termination of employment, to non-competition restrictions applicable within the State of Texas with respect to competing conservative-based, political mobile virtual network operator businesses, and to non-solicitation restrictions with respect to Company employees. Mr. Story is also subject to a perpetual confidentiality covenant protecting the Company’s trade secrets and other proprietary information, subject to customary exceptions.
Offer Letter with Jenny Story
We are party to an offer letter, dated November 26, 2019 and revised as of December 9, 2019, with Ms. Story in connection with her appointment as Vice President of Business Development, effective December 1, 2019 (the “Story Offer Letter”). The Story Offer Letter initially provided for an annual base salary of $80,000, which was subsequently increased to $100,000 effective January 1, 2020. Ms. Story is eligible

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
to participate in the Company’s medical and dental benefit plans, with the Company paying all medical insurance costs for Ms. Story and her family effective January 2020, and is entitled to reimbursement of pre-approved, job-related business expenses. Ms. Story’s employment under the Story Offer Letter is at-will, and either party may terminate the employment relationship at any time, with or without cause and with or without notice. Effective March 15, 2022, Ms. Story was promoted from Vice President of Business Development to Chief Operating Officer.
Equity-Based Compensation
In fiscal years 2024 and 2025, Patriot Mobile LLC maintained a 2018 Equity Incentive Plan in which Company employees and other service providers (including the named executive officers) were eligible to participate. The Company did not grant any awards to the named executive officers in fiscal years 2024 and 2025. In connection with this offering, we are asking our stockholders to approve the 2026 Equity Incentive Plan, under which awards covering shares of Patriot Mobile Inc. common stock may be granted.
Patriot Mobile LLC 2018 Equity Incentive Plan
The Patriot Mobile LLC 2018 Equity Incentive Plan (the “2018 Plan”) was adopted effective March 31, 2018 to attract and retain qualified personnel, to provide additional incentives to eligible individuals (including our non-employee directors) and to promote the success of the Company’s business by aligning the interests of such individuals with those of the Company through long-term equity-based incentive opportunities. Awards under the 2018 Plan may be granted to employees and consultants (including managers) of Patriot Mobile LLC, as selected by the plan administrator, which is the Board of Managers, a committee appointed by the Board, or a combination thereof (the “Administrator”).
The 2018 Plan authorizes the grant of three types of awards: options, restricted units and substitute awards. Options are unit options for which the Administrator establishes the applicable terms, including the exercise price and vesting and exercise conditions, prior to issuance. Restricted units, which include both “capital interest units” (representing a full membership, ownership and capital interest in the Company, corresponding to Class A Units under the Company’s operating agreement) and “profits interest units” (intended to constitute a “profits interest” for U.S. federal income tax purposes), vest on the date or dates specified by the Administrator at the time of grant, subject to such conditions to vesting and such restrictions on transferability as the Administrator may impose. Substitute awards may be granted in substitution for similar awards held by individuals who become employees, consultants or managers in connection with a merger, consolidation or acquisition, and substitute options may have an exercise price below fair market value where permitted by Section 409A of the Code and other applicable law. Unless the Administrator determines otherwise, the Company retains a repurchase option over units acquired under an award, exercisable upon a termination of the participant’s continuous service status for any reason or upon the occurrence of specified “forfeiture activities” (including breaches of confidentiality, non-solicitation and non-disparagement covenants), in each case at the original purchase price paid for such units, and any unexercised or forfeited units become available again for future grant. Options generally may not be transferred other than by will, the laws of descent and distribution, or, in limited circumstances, to family members or trusts as permitted by the Administrator. The 2018 Plan also affords the Company call rights permitting it, upon notice to a participant, to cancel outstanding awards or repurchase units issued thereunder for a cash or in-kind payment based on fair market value, subject to the terms described in the 2018 Plan.
The maximum aggregate number of units authorized for issuance under the 2018 Plan is 1,000,000 units, all of which may be issued pursuant to award agreements. Units subject to an award that expires, is forfeited, is repurchased at the original purchase price, or is surrendered without having been exercised in full become available again for future awards under the 2018 Plan. There were no awards outstanding under the 2018 Plan as of December 31, 2025.
Patriot Mobile Inc. 2026 Equity Incentive Plan
The Patriot Mobile Inc. 2026 Equity Incentive Plan (the “2026 Plan”) was adopted by our board of directors on        , 2026, approved by our stockholders on        , 2026, and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is a part is declared effective by the SEC.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Authorized Shares.   The aggregate number of shares of common stock initially reserved for issuance under the 2026 Plan for new Awards (other than Substitute Awards) (the “Initial Shares”) will be equal to            shares. In addition, the maximum aggregate number of shares of common stock that may be issued upon the exercise of incentive stock options is            shares, which number is tied solely to the Initial Shares and is not subject to the Annual Increase (as defined below).
In addition, on January 1, 2027 and on each January 1 thereafter through and including January 1, 2036, the number of shares available for new Awards under the 2026 Plan will automatically increase by the lesser of: (i) four percent (4%) of the number of shares of common stock issued and outstanding on the immediately preceding December 31; or (ii) such number of shares as determined by the Committee (as defined below) (the “Annual Increase”). The shares of common stock available under the 2026 Plan may be authorized but unissued shares, treasury shares, or shares purchased in the open market. Awards that are settled solely in cash will not count against the share reserve.
Share Counting Rules.   If any shares of common stock subject to an Award are forfeited, expire, are canceled, are settled in cash, or are otherwise terminated without the issuance of shares, the shares subject to such Award will, to the extent of such forfeiture, expiration, cancellation, cash settlement, or termination, again be available for issuance under the 2026 Plan. However, shares withheld by the Company or tendered by a participant to satisfy tax withholding obligations or as payment of the exercise price of an Award will not again become available for issuance under the 2026 Plan. In addition, when a stock appreciation right is exercised, the full number of shares subject to the SAR will be counted against the share reserve, regardless of the number of shares actually issued upon exercise. Substitute Awards granted in connection with a corporate transaction in which the Company acquires another entity (or the assets or stock of another entity) will not count against or reduce the shares available for new Awards.
Eligibility.   Full or part time employees, non-employee directors, and individuals who serve as consultants of the Company and its subsidiaries are eligible to participate in the 2026 Plan.
Administration.   The 2026 Plan will be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”), or such other committee as may be designated by the Board. The Committee shall consist of at least two directors, each of whom shall qualify as a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and an “independent director” under the rules of Nasdaq or any other principal securities market on which the common stock is traded, as required by such rules.
Under the 2026 Plan, the Committee has the authority, in its discretion to: (i) determine which individuals are eligible to be Participants; (ii) select the Participants to whom Awards may be granted; (iii) determine the type or types of Awards to be granted to each Participant (including any Awards granted in tandem with another Award granted pursuant to the 2026 Plan); (iv) determine the number and types of Awards to be granted and the number of shares to be covered by each Award; (v) determine the time when Awards will be granted and the duration of any applicable exercise or vesting period, including any vesting acceleration or waiver of forfeiture restrictions; (vi) determine the applicable fair market value of Company Common Stock or other property; (vii) approve forms of Award Agreements for use under the 2026 Plan; (viii) determine the terms and conditions of Awards not inconsistent with the 2026 Plan; (ix) determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, shares, other Awards, or other property, or an Award may be canceled, forfeited, or suspended; (x) construe and interpret the terms of the 2026 Plan and Award Agreements, and to correct any defect, supply any omission, or reconcile any inconsistency therein; (xi) prescribe, amend, and rescind rules and regulations relating to the 2026 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; (xii) modify or amend each Award, including the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an option, subject to the limitations in the 2026 Plan; (xiii) make all determinations in respect of adjustments and the treatment of Awards as provided in the 2026 Plan; (xiv) allow Participants to satisfy withholding tax obligations in a manner prescribed in the 2026 Plan; (xv) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Committee; (xvi) allow a Participant to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to such Participant under an Award; (xvii) take all steps reasonably necessary to ensure that the Company

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
and its subsidiaries comply with applicable law in connection with the 2026 Plan and any Award; and (xviii) make all other determinations deemed necessary or advisable for administering the 2026 Plan.
All decisions and interpretations of the Committee shall be binding on all persons, including the Company and all Participants.
To the extent not inconsistent with applicable law or the rules of Nasdaq or any other principal securities market on which the common stock is traded, the Committee may delegate to one or more officers of the Company the authority to grant Awards to Participants who are not subject to Section 16 of the Exchange Act; provided, however, that the Committee shall fix the maximum number of shares subject to Awards and the maximum number of Awards that may be granted in the aggregate and to any one Participant by such officers, and shall specify the time period during which such grants may be made.
Individual Award Limits.   No participant may be granted in any single calendar year Awards covering more than five percent (5%) of the Initial Shares. This limitation applies separately to each type of Award.
Non-Employee Director Compensation Limit.   The maximum aggregate grant date fair value of Awards granted to any non-employee director during any calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, may not exceed $     ; provided, however, that in the calendar year of a non-employee director’s initial election or appointment to the Board, this limit is increased to $     .
No Repricing.   Without the approval of stockholders, and except in connection with a corporate transaction or as otherwise provided under the 2026 Plan, the Committee may not (i) reduce the exercise price or grant price of any outstanding option or stock appreciation right, (ii) cancel any outstanding option or stock appreciation right in exchange for a replacement award with a lower exercise or grant price, or (iii) cancel any outstanding option or stock appreciation right with an exercise price or grant price above the current fair market value in exchange for cash or other consideration, or (iv) implement any program pursuant to which outstanding options or stock appreciation rights are surrendered or canceled in exchange for awards of a different type or awards with a different exercise price, whether or not such program is characterized as a “repricing” or an “exchange program.”
Types of Awards.   The 2026 Plan provides for the grant of the following types of Awards: (i) incentive stock options; (ii) nonqualified stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units; (vi) performance awards; (vii) dividend equivalents; (viii) unrestricted stock awards; and (ix) other equity-based or equity-related awards.
Stock options, stock appreciation rights, restricted stock, and restricted stock units are subject to a minimum vesting period of one year following the date of grant; provided, that up to five percent (5%) of the shares of common stock available for issuance under the 2026 Plan as of the Effective Date may be granted as options, stock appreciation rights, restricted stock, or restricted stock units that vest earlier than one year (the “Minimum Vesting Carve-Out”). The minimum vesting requirement does not restrict the Committee’s ability to provide for accelerated vesting upon death, Disability, or a Change in Control. Unrestricted stock awards, by their nature, are not subject to vesting conditions and may be granted in recognition of past services, for other valid consideration, or in lieu of cash compensation; the Committee expects to use unrestricted stock awards sparingly and only in circumstances where immediate vesting is appropriate, such as compensation for past services rendered or in lieu of cash compensation.
Stock Options.   The 2026 Plan provides for the grant of both incentive stock options (“ISOs”), which are intended to qualify for favorable tax treatment under Section 422 of the Code, and nonqualified stock options (“NQSOs”). ISOs may only be granted to employees of the Company or a parent or subsidiary corporation. Stock options are granted under Award Agreements adopted by the Committee. The Committee determines the exercise price for stock options, within the terms and conditions of the 2026 Plan; provided that the exercise price per share for all options must be at least equal to 100% of the fair market value of a share of common stock on the date of grant. In the case of an ISO granted to a participant who owns more than 10% of the total combined voting power of all classes of stock of the Company (a “Ten Percent Shareholder”), the exercise price must be at least 110% of the fair market value on the date of grant. Substitute Awards granted in connection with a corporate transaction may have an exercise price less than fair market value to the extent consistent with applicable tax requirements.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Stock options granted under the 2026 Plan vest at the rate specified in the Award Agreement as determined by the Committee. The Committee may accelerate the vesting or exercisability of any stock option at any time.
The Committee determines the term of stock options granted under the 2026 Plan, up to a maximum of ten years from the date of grant. In the case of an ISO granted to a Ten Percent Shareholder, the term of the option may not exceed five years from the date of grant.
Stock options may be exercised in whole or in part (to the extent vested and exercisable) by giving written notice to the Company (or through such electronic means as the Committee may prescribe) specifying the number of shares to be purchased, accompanied by payment in full of the aggregate exercise price. Payment of the exercise price may be made in cash or by check, bank draft, or money order acceptable to and payable to the order of the Company or by one or more of the following methods in the discretion of the Committee: (i) through the delivery (or attestation to the ownership) of shares of common stock that have been previously acquired by the participant and held for such period as the Committee may require to avoid adverse accounting consequences, with a fair market value on the date of delivery equal to the aggregate exercise price of the option or portion thereof being exercised; (ii) through a broker-assisted cashless exercise procedure pursuant to which the participant delivers irrevocable instructions to a broker approved by the Company to sell shares of common stock otherwise issuable upon exercise of the option and to deliver to the Company an amount sufficient to pay the aggregate exercise price, subject to applicable law and the Company’s insider trading and other applicable policies; (iii) through a net exercise procedure pursuant to which the Company withholds from the shares of common stock otherwise issuable upon exercise a number of whole shares having an aggregate fair market value on the date of exercise not exceeding the aggregate exercise price (with any remaining balance of the exercise price paid in cash), provided that the availability of this method for an incentive stock option is subject to such conditions as the Committee may impose to preserve its tax-qualified status; or (iv) by any combination of the foregoing methods.
Unless otherwise provided in the applicable Award Agreement or determined by the Committee, upon a participant’s termination of service the following default rules apply to outstanding stock options: (i) upon a termination for Cause, all stock options (whether vested or unvested) terminate immediately and are forfeited without payment; (ii) upon a termination without Cause or a resignation for Good Reason, unvested stock options are forfeited and vested stock options remain exercisable for 90 days following termination; and (iii) upon a termination due to death or Disability, vested stock options remain exercisable for 12 months following termination. In addition, no ISO may be exercised more than three months after termination of employment for any reason other than death or Disability (or more than twelve months after termination due to Disability), as required by Section 422 of the Code. In no event may a stock option be exercised beyond the expiration of its term.
The aggregate fair market value of shares of common stock with respect to which ISOs are exercisable for the first time by a participant during any calendar year may not exceed $100,000 (or such other limit as may be required by the Code). Such fair market value shall be determined as of the date of grant of the applicable ISO. To the extent that such threshold is exceeded, the options will be treated as NQSOs to the extent required by the Code.
Stock Appreciation Rights.   Stock appreciation rights (“SARs”) are granted under Award Agreements adopted by the Committee. SARs generally entitle the holder, upon exercise, to receive payment in an amount determined by multiplying (i) the excess of the fair market value of a share of common stock on the date of exercise over the grant price established for such SAR on its grant date, by (ii) the number of shares as to which such SAR is being exercised. The Committee determines the grant price for a SAR, which must be at least equal to 100% of the fair market value of a share of common stock on the date of grant. A SAR granted under the 2026 Plan vests at the rate specified in the Award Agreement as determined by the Committee. The Committee may accelerate the vesting or exercisability of any SAR at any time.
SARs may be settled in cash, shares of common stock, or a combination thereof, as determined by the Committee.
The Committee determines the term of SARs granted under the 2026 Plan, up to a maximum of ten years from the date of grant. SARs may be exercised in whole or in part (to the extent vested and

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
exercisable) by giving written notice to the Company (or through such electronic means as the Committee may prescribe) specifying the number of SARs to be exercised.
Unless otherwise provided in the applicable Award Agreement or determined by the Committee, upon a participant’s termination of service the following default rules apply to outstanding SARs: (i) upon a termination for Cause, all SARs (whether vested or unvested) terminate immediately and are forfeited without payment; (ii) upon a termination without Cause or a resignation for Good Reason, unvested SARs are forfeited and vested SARs remain exercisable for 90 days following termination; and (iii) upon a termination due to death or Disability, vested SARs remain exercisable for 12 months following termination. In no event may a SAR be exercised beyond the expiration of its term.
Restricted Stock.   Restricted stock Awards are granted under Award Agreements adopted by the Committee. The Committee determines the terms and conditions of restricted stock Awards, including vesting and forfeiture terms. Restricted stock Awards are grants of shares of common stock that are subject to restrictions on transfer and such other restrictions as the Committee may impose, including restrictions based on continued service or the achievement of performance goals. The Committee may require that certificates representing restricted stock be held in custody by the Company until the restrictions on such shares have lapsed, or that the participant deliver to the Company a stock power, endorsed in blank, relating to such restricted stock.
Restricted stock granted under the 2026 Plan vests at the rate specified in the Award Agreement as determined by the Committee.
A participant shall forfeit a restricted stock Award in accordance with the terms of the grant if the vesting conditions established by the Committee are not satisfied. Unless otherwise provided in the applicable Award Agreement or determined by the Committee, upon a participant’s termination of service for any reason during the restriction period, all restricted stock still subject to restriction will be forfeited and returned to the Company without payment. Upon a termination for Cause, all unvested restricted stock is immediately forfeited without payment, and any restricted stock that vested within the six-month period immediately preceding such termination may, in the Committee’s sole discretion, be subject to forfeiture or repurchase by the Company.
Unless otherwise provided in the applicable Award Agreement, a participant receiving restricted stock shall have all of the rights of a stockholder with respect to such shares during the restriction period, including the right to vote the shares and the right to receive dividends; provided, however, that any dividends or distributions paid in shares will be subject to the same restrictions as the underlying restricted stock, and any cash dividends may be subject to such restrictions as the Committee determines.
Restricted Stock Units.   Restricted stock units (“RSUs”) represent a conditional right to receive shares of common stock, cash, or a combination thereof upon vesting or settlement, as determined by the Committee. Until settlement, participants holding RSUs do not have the rights of a stockholder (including voting rights) with respect to the underlying shares. A participant shall forfeit an RSU Award in accordance with the terms of the grant if the vesting conditions established by the Committee are not satisfied. Unless otherwise provided in the applicable Award Agreement or determined by the Committee, upon a participant’s termination of service for any reason during the restriction period, all RSUs still subject to restriction will be forfeited without payment. Upon a termination for Cause, any unsettled RSUs (whether vested or unvested) are forfeited without payment, and any shares issued upon settlement of RSUs that vested within the six-month period immediately preceding such termination may, in the Committee’s sole discretion, be subject to forfeiture or repurchase by the Company. The Committee may determine that a grant of RSUs will provide a participant a right to receive dividend equivalents, which entitle the participant to receive the equivalent value (in cash or shares of common stock) of dividends paid on the underlying shares of common stock.
Performance Awards.   The 2026 Plan permits the grant of Performance Awards (including as part of the types of Awards described above) that may be settled in stock, cash, or other property. Performance Awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established Performance Goals during a designated Performance Period, as established by the Committee. Performance Awards may also be conditioned on the satisfaction of one or more service

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
conditions. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, Company Common Stock. The Committee may adjust Performance Goals to reflect the impact of extraordinary, unusual, or non-recurring items and other specified events. The Committee must certify the achievement of Performance Goals before payment or settlement of any Performance Award.
Dividend Equivalents.   The Committee may, in its sole discretion, grant dividend equivalents, either alone or in tandem with another Award, in connection with RSUs, Performance Awards, or other non-share-settled Awards. Dividend equivalents entitle the participant to receive notional credits based on dividends that would have been paid on the shares underlying the Award had such shares been issued. Dividend equivalents may not be granted with respect to options or SARs. Dividend equivalents with respect to an Award that are based on dividends paid prior to the vesting of the Award will only be paid to the participant to the extent that the vesting or performance conditions for such Award are satisfied. Dividend equivalent rights may be settled in cash, shares, or a combination thereof, as determined by the Committee.
Other Share-Based Awards.   Subject to the limits described in the 2026 Plan, and in addition to the Awards described above, the Committee may grant other forms of Awards that may be denominated or payable in shares of common stock. Subject to the provisions of the 2026 Plan, the Committee may determine the individuals to whom, and the times at which, such other share-based Awards shall be granted, the number of shares to be granted pursuant to such other share-based Awards, the manner in which such other share-based Awards shall be settled in cash, shares, or a combination thereof, the conditions to the vesting and/or payment of such other share-based Awards, and all other terms and conditions of such other share-based Awards.
Unrestricted Stock Awards.   The Committee may grant unrestricted shares of common stock, which are not subject to forfeiture conditions or vesting requirements. Unrestricted stock awards may be granted in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Because unrestricted stock awards are fully vested upon grant, they are not subject to the minimum vesting requirement applicable to options, stock appreciation rights, restricted stock, and restricted stock units, and are not counted against the Minimum Vesting Carve-Out. The Committee expects to grant unrestricted stock awards sparingly and only in circumstances where immediate vesting is appropriate.
Transferability.   Generally, until an Award has been exercised or the underlying shares have been issued, no Award under the 2026 Plan may be transferred, except by will or the laws of descent and distribution, as provided in an Award Agreement, or with prior written consent of the Committee. The Committee may, in its discretion, permit transfers of Awards (other than ISOs) to a participant’s immediate family members, family trusts, family partnerships or limited liability companies, or such other transferees as the Committee may approve, in each case for no consideration and subject to the terms and conditions applicable to the Award. ISOs are transferable only by will or the laws of descent and distribution and are exercisable only by the participant during his or her lifetime.
Change in Control.   A “Change in Control” under the 2026 Plan generally occurs upon: (a) the acquisition by any person or group of more than 50% of the total voting power of the Company (excluding acquisitions directly from the Company, by the Company, by any employee benefit plan (or related trust) sponsored or maintained by the Company or any affiliate, or by any underwriter temporarily holding securities pursuant to an offering of such securities; (b) the acquisition by any person or group of assets constituting 50% or more of the total gross fair market value of all assets of the Company (with certain exceptions); or (c) a majority of the Board being replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the incumbent Board. If a Change in Control constitutes a payment event with respect to any Award that provides for deferred compensation subject to Section 409A of the Code, the transaction must also qualify as a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5).
In the event of a Change in Control, an outstanding Award will be treated as the Committee determines in its sole discretion, which may include having the successor entity assume or substitute for the Award, terminating the Award, accelerating the vesting of or waiving restrictions on the Award in whole or in part (including deeming any Performance Goals to have been achieved at the greater of actual performance or

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
target levels), terminating the Award in exchange for cash and/or property, or any combination of permissible actions. In taking such actions, the Committee is not obligated to treat all Awards similarly. The treatment of outstanding Awards depends on whether such Awards are assumed or substituted by the surviving or acquiring entity:
Unless determined otherwise by the Committee, if outstanding Awards are not assumed or substituted by the surviving or acquiring entity, all such Awards will become fully vested and exercisable (or settled, as applicable) immediately prior to the effective time of the Change in Control.
Unless determined otherwise by the Committee, if outstanding Awards are assumed or substituted, no automatic acceleration will occur solely by reason of the Change in Control; provided, however, that if a participant’s employment or service is terminated by the Company (or its successor) without Cause, or if the participant resigns for Good Reason (each as defined in the 2026 Plan), in each case within twenty-four (24) months following the Change in Control, all assumed or substituted Awards held by such participant will become fully vested and exercisable (or settled, as applicable).
Unless determined otherwise by the Committee, in the event of a Change in Control, Performance Awards will vest at the greater of the target level of performance and the actual level of performance through the latest practicable date prior to the Change in Control; provided that, if less than half of the applicable Performance Period has elapsed as of the Change in Control, the Committee may instead determine that the Performance Award will be assumed or substituted by the successor entity and remain subject to its performance conditions. If assumed or substituted, the double-trigger provisions described above will apply, with vesting upon a qualifying termination at the greater of target and actual performance.
Adjustments Upon Changes in Capitalization.   In the event of any stock dividend, stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting shares, the Committee, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2026 Plan, will make appropriate adjustments to (i) the class and maximum number of shares reserved for issuance under the 2026 Plan, (ii) the number and grant or exercise price of shares covered by each outstanding Award, and (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable Performance Criteria and Performance Goals with respect thereto). In the event of certain corporate transactions, such as a merger, consolidation, or reorganization, the Committee may provide for the assumption or substitution of Awards, the cancellation of Awards with payment of cash or other consideration equal to the value thereof, or such other equitable adjustments as the Committee deems appropriate.
Amendment and Termination.   The Board or the Committee may amend, suspend, or terminate the 2026 Plan at any time; provided, that no amendment may materially impair the rights of a participant with respect to an outstanding Award without the participant’s consent. Stockholder approval is required for any amendment that would: (a) increase the number of shares available for issuance under the 2026 Plan (other than adjustments for changes in capitalization); (b) expand the types of awards that may be granted; (c) materially expand the class of eligible participants; (d) extend the term of the 2026 Plan; (e) reduce the exercise or grant price of outstanding options or SARs; (f) permit repricing of options or SARs; or (g) any amendment required under Nasdaq Rule 5635(c) or other applicable rules.
Term of Plan.   The 2026 Plan will become effective on the Effective Date (as defined in the 2026 Plan). No Awards may be granted under the 2026 Plan on or after the tenth (10th) anniversary of the Effective Date; provided that ISOs may be granted only until the tenth (10) anniversary of the earlier of the date of adoption of the 2026 Plan or its approval by shareholders. Previously granted Awards will remain outstanding in accordance with their terms.
Clawback/Recoupment.   All Awards granted under the 2026 Plan are subject to any clawback or recoupment policy that the Company may adopt from time to time, including any policy adopted to comply with Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608, as well as any clawback or recoupment provisions in the applicable Award Agreement. No recovery of compensation pursuant to such policy will constitute an event giving rise to a right to resign for Good Reason or any similar right.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Additional Provisions.   The Plan contains additional provisions relating to, among other things: (i) a market stand-off provision requiring participants, upon request, not to sell, transfer, or otherwise dispose of shares acquired under the 2026 Plan for up to 180 days following an underwritten public offering (supplemental to any separate lock-up agreements); (ii) authority for the Committee to adopt sub-plans, rules, and procedures for participants in foreign jurisdictions to comply with local laws and facilitate Plan administration; (iii) compliance with Section 409A of the Code, including requirements for specified employee payment delays and prohibitions on acceleration of deferred compensation except as permitted by Section 409A (the Company does not guarantee any particular tax treatment and will not be liable for any Section 409A taxes or penalties); and (iv) general provisions confirming that the 2026 Plan is unfunded, does not confer any right to continued employment or service, is governed by the laws of the State of Texas, and is not subject to ERISA or qualified under Section 401(a) of the Code.
DIRECTOR COMPENSATION
The Company does not currently maintain any formal non-employee director compensation plans, programs or policies. No compensation was paid to our non-employee directors for services rendered during fiscal year 2025.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information, as of           , 2026, with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, will be owned by:
•
each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•
each of our directors and director nominees;

•
each of our named executive officers; and

•
all of our directors, director nominees and executive officers as a group.

We have granted the underwriters the option to purchase a maximum of           additional shares of Class A common stock.
All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Patriot Mobile Inc., 1111 S Main St., Suite 220, Grapevine, Texas 76051.
Name of Beneficial Owner	Shares beneficially owned prior to the offering	Shares beneficially owned after the offering (assuming no exercise of the underwriters’ option to purchase additional shares)					Shares beneficially owned after the offering (assuming exercise in full of the underwriters’ option to purchase additional shares)
	Patriot Mobile Holdings LLC Units	Class A Common Stock(1)		Class B Common Stock(1)		Combined voting power(2)	Class A Common Stock(1)		Class B Common Stock(1)		Combined voting power(2)
	Number %	Number	%	Number	%	%	Number	%	Number	%	%
5% Stockholders

Directors, Director Nominees and Named Executive Officers:
Glenn Story

All directors, director nominees & executive officers, as a group ( persons)

*
Represents beneficial ownership of less than 1%.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
OUR ORGANIZATIONAL STRUCTURE
Patriot Mobile Inc., a Texas for-profit corporation that has elected under Section 3.007(e) of the TBOC to be a public benefit corporation, was formed July 31, 2026 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through Patriot Mobile LLC, which was founded in 2013, and the Continuing Equity Holders are the only owners of Patriot Mobile LLC. We will consummate the Transactions, excluding this offering, prior to the consummation of this offering.
Patriot Mobile Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Patriot Mobile Holdings LLC is included in the U.S. federal income tax returns of Patriot Mobile Holdings LLC’s members. Immediately prior to the consummation of this offering, the Continuing Equity Holders were the only members of Patriot Mobile Holdings LLC.
Following this offering and the Reorganization, Patriot Mobile Inc. will be a holding company whose sole material asset will consist of a      % equity interest in Patriot Mobile Holdings LLC, with such equity interest consisting of           LLC Units. Patriot Mobile Holdings LLC will continue to wholly own all of our operating assets.
In connection with this offering, we have consummated, or will consummate, the following reorganization transactions:
•
prior to the consummation of this offering, in connection with the Initial Reorganization, Patriot Mobile Holdings LLC will merge a newly formed merger subsidiary of Patriot Mobile Holdings LLC with and into Patriot Mobile LLC so that the members of Patriot Mobile LLC become members of Patriot Mobile Holdings LLC and Patriot Mobile LLC becomes a wholly owned subsidiary of Patriot Mobile Holdings LLC;

•
prior to the consummation of this offering, we amended and restated Patriot Mobile Holdings LLC’s existing operating agreement to, among other things, (i) appoint Patriot Mobile Inc. as the sole managing member of Patriot Mobile Holdings LLC upon its acquisition of LLC Units in connection with this offering, and (ii) provide certain redemption rights to the Continuing Equity Holders;

•
we amended and restated Patriot Mobile Inc.’s certificate of formation to, among other things, (i) reclassify all outstanding shares of common stock of Patriot Mobile Inc. into           shares of Class A common stock, (ii) provide for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our shareholders generally, (iii) provide for Class B common stock, with each share of our Class B common stock entitling its holder to       votes per share on all matters presented to our shareholders generally, (iv) provide that shares of our Class B common stock may only be held by the Continuing Equity Holders and their respective permitted transferees as described in “Description of Capital Stock — Class B common stock,” and (v) provide for preferred stock, which can be issued by our board of directors in one or more series without shareholder approval;

•
we will issue       shares of our Class B common stock (after giving effect to the use of net proceeds as described below and assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock) to the Continuing Equity Holders, which is equal to the number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B common stock, for nominal consideration;

•
we will issue           shares of our Class A common stock to the purchasers in this offering (or           shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon the initial public offering price of $      per share, less the underwriting discount;

•
we will use the net proceeds from this offering to purchase           newly issued LLC Units from Patriot Mobile Holdings LLC for approximately $      million (or           LLC Units from

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile Holdings LLC for $      million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•
Patriot Mobile Holdings LLC intends to use the net proceeds from the issuance of the newly issued LLC Units to Patriot Mobile Inc. as follows: (i) to redeem LLC Units from certain Continuing Equity Holders for $      million in aggregate, (ii) to repay approximately $      million of borrowings outstanding under our 2026 Promissory Note, (iii) to pay estimated offering expenses of $       million and (iv) if any remain, for general corporate purposes as described under “Use of Proceeds;” and

•
Patriot Mobile Inc. will enter into (i) the Registration Rights Agreement (as defined herein) with our Continuing Equity Holders and (ii) the Tax Receivable Agreement (as defined herein) with Patriot Mobile Holdings LLC and the Continuing Equity Holders. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Persons Transactions.”

After giving effect to these transactions and this offering and the application of the net proceeds therefrom and prior to giving effect to any future redemptions of LLC Units pursuant to the Patriot Mobile Holdings LLC Operating Agreement:
•
Patriot Mobile Inc. will be a holding company and its principal asset will consist of LLC Units it acquires directly from Patriot Mobile Holdings LLC and from each Continuing Equity Holder;

•
Patriot Mobile Inc. will be the sole managing member of Patriot Mobile Holdings LLC and will control the business and affairs of Patriot Mobile Holdings LLC;

•
Patriot Mobile Inc. will own           LLC Units of Patriot Mobile Holdings LLC, representing approximately      % of the economic interest in Patriot Mobile Holdings LLC (or           LLC Units, representing approximately      % of the economic interest in Patriot Mobile Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the Continuing Equity Holders will own (i)           LLC Units of Patriot Mobile Holdings LLC, representing approximately      % of the economic interest in Patriot Mobile Holdings LLC (or approximately      % of the economic interest in Patriot Mobile Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii)      shares of Class B common stock of Patriot Mobile Inc., representing approximately      % of the combined voting power of all of Patriot Mobile Inc.’s common stock (or approximately      % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the purchasers in this offering will own (i)           shares of Class A common stock of Patriot Mobile Inc. (or           shares of Class A common stock of Patriot Mobile Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately      % of the combined voting power of all of Patriot Mobile Inc.’s common stock and      % of the economic interest in Patriot Mobile Inc. (or approximately      % of the combined voting power and      % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii) through Patriot Mobile Inc.’s ownership of LLC Units, indirectly will hold approximately      % of the economic interest in Patriot Mobile Holdings LLC (or approximately      % of the economic interest in Patriot Mobile Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
Patriot Mobile Inc. will be a holding company and its principal asset will consist of 100% of the outstanding membership interests in Patriot Mobile Holdings LLC and Patriot Mobile Inc. will be the sole managing member of Patriot Mobile Holdings LLC, which is the sole managing member of Patriot Mobile LLC and will control the business and affairs of Patriot Mobile LLC. See “Description of Capital Stock.”

As the sole managing member of Patriot Mobile Holdings LLC, we will operate and control all of the business and affairs of Patriot Mobile Holdings LLC and, through Patriot Mobile Holdings LLC, conduct

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
our business. Following the Transactions, including this offering, Patriot Mobile Inc. will control the management of Patriot Mobile Holdings LLC as its sole managing member. As a result, Patriot Mobile Inc. will consolidate Patriot Mobile Holdings LLC and record a significant noncontrolling interest in a consolidated entity in Patriot Mobile Inc.’s consolidated financial statements for the economic interest in Patriot Mobile Holdings LLC held by the Continuing Equity Holders.
Following this offering, under the Patriot Mobile Holdings LLC Operating Agreement, each Continuing Equity Holder party thereto will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Patriot Mobile Holdings LLC to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one LLC Unit and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Continuing Equity Holder and us or (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of Patriot Mobile Holdings LLC) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one LLC Unit and one share of our Class B common stock directly from such Continuing Equity Holder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Continuing Equity Holder and us, (b) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date.
Our decision to mutually agree with a Continuing Equity Holder on whether to make a cash payment upon such Continuing Equity Holder’s election under the Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire or directly cancel the LLC Units and alternative uses for such cash. The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by Patriot Mobile Inc. of interests in Patriot Mobile Holdings LLC for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code.
Our organizational structure following this offering, as described below, is commonly referred to as an “Up-C Structure,” which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Holders to retain their equity ownership in Patriot Mobile Holdings LLC following the offering and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in Patriot Mobile Inc., a Texas corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the potential tax benefits to the Continuing Equity Holders associated with this structure is that future taxable income of Patriot Mobile Holdings LLC that is allocated to the Continuing Equity Holders will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Holders may have their LLC Units redeemed by Patriot Mobile Holdings LLC (or at our option, directly exchanged by Patriot Mobile Inc.) for newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Holders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Units, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Holder will automatically be transferred to Patriot Mobile Inc. for no consideration and be canceled. The Continuing Equity Holders and Patriot Mobile Inc. also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Holder’s LLC Units for Class A common stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.” See “Risk

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Factors — Risks Related to Our Organizational Structure.” In general, the Continuing Equity Holders expect to receive payments under the Tax Receivable Agreement in amounts equal to     % of certain tax benefits, and Patriot Mobile Inc. expects to benefit in the form of cash tax savings in amounts equal to     % of such tax benefits. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.
In connection with any redemption of LLC Units and our Class B common stock pursuant to the Redemption Right or acquisition of LLC Units and our Class B common stock pursuant to our Call Right, the corresponding number of shares of our Class B common stock will be canceled. See “Certain Relationships and Related Persons Transactions — Patriot Mobile Holdings LLC Operating Agreement.” The Continuing Equity Holders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Persons Transactions — Registration Rights Agreement.”
In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with Patriot Mobile Holdings LLC and the Continuing Equity Holders. The Tax Receivable Agreement will generally provide for the payment by us to the Continuing Equity Holders of     % of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each Continuing Equity Holder, (i) any Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. However, if we experience a Change of Control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we would be required to make a substantial, immediate lump sum payment in advance of any actual cash tax savings. Because we are a holding company with no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Patriot Mobile Holdings LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement.
Patriot Mobile Inc. will retain the benefit of the remaining     % of TRA benefits. For additional information regarding the Tax Receivable Agreement, see “Risk Factors — Risks Related to this Offering and Ownership of our Class A common stock” and “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.”

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock) and prior to giving effect to any future redemptions of LLC Units pursuant to the Patriot Mobile Holdings LLC Operating Agreement:
Offering
Only Class A common stock will be sold to investors in this offering. Immediately following this offering, there will be           shares of our Class A common stock,           shares of our Class B common stock and           LLC Units.
We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions, will be $      million (or $      million assuming the underwriters exercise in full their option to purchase additional shares of Class A common stock). We intend to use the net proceeds from this offering to purchase newly issued LLC Units for approximately $      million directly from Patriot Mobile Holdings LLC (or LLC Units from Patriot Mobile Holdings LLC for $      million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We will retain only the net proceeds that are used to purchase newly issued LLC Units from Patriot Mobile Holdings LLC, which, in turn, Patriot Mobile Holdings LLC intends to use, as follows: (i) redeem          LLC Units from certain Continuing Equity Holders for $      million in aggregate at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, (ii) to repay approximately $      million of borrowings outstanding under our 2026 Promissory Note, (iii) to pay estimated offering expenses of $      million and (iv) the remainder, if any, for general corporate purposes, which may include funding for opportunistic acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. See “Use of Proceeds.”

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
After giving effect to the Reorganization and this offering and the application of the net proceeds therefrom and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to giving effect to any future redemptions of LLC Units pursuant to the Patriot Mobile Holdings LLC Operating Agreement:
•
the purchasers in this offering will own           shares of our Class A common stock (or           shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
Patriot Mobile Inc. will own           LLC Units of Patriot Mobile Holdings LLC;

•
the Continuing Equity Holders of Patriot Mobile Inc. will own, in the aggregate,           shares of our Class B common stock and           LLC Units of Patriot Mobile Holdings LLC;

•
the purchasers in this offering will own approximately      % of the combined voting power of Patriot Mobile Inc.’s common stock (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the Continuing Equity Holders of Patriot Mobile Inc. will own      % of the combined voting power of Patriot Mobile Inc.’s common stock (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure
Our post-offering organizational structure will allow the Continuing Equity Holders to retain their equity ownership in Patriot Mobile Holdings LLC, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in Patriot Mobile Inc., and Patriot Mobile Inc. is classified as a domestic corporation for U.S. federal income tax purposes. The Continuing Equity Holders and Patriot Mobile Inc. will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Patriot Mobile Holdings LLC’s U.S. and non-U.S. operations, as applicable.
In addition, pursuant to Patriot Mobile Inc.’s A&R Charter and the Patriot Mobile Holdings LLC Operating Agreement, Patriot Mobile Inc.’s capital structure and the capital structure of Patriot Mobile Holdings LLC will generally replicate one another and will provide for customary anti-dilution mechanisms in order to maintain the one-for-one redemption ratio between the LLC Units and Patriot Mobile Inc.’s Class A common stock, among other things.
The holders of LLC Units, including Patriot Mobile Inc., will be allocated their proportionate share of any taxable income or loss of Patriot Mobile Holdings LLC’s U.S. and non-U.S. operations, as applicable, and will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Patriot Mobile Holdings LLC’s U.S. and non-U.S. operations, as applicable. The Patriot Mobile Holdings LLC Operating Agreement will provide, to the extent cash is available and to the extent permitted under applicable law, for pro rata distributions to the holders of LLC Units in an amount intended to at least allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Patriot Mobile Holdings LLC, based on certain assumptions and conventions, provided that, under applicable tax rules, Patriot Mobile Holdings LLC is required to allocate net income disproportionately to its members in certain circumstances, and we intend to cause Patriot Mobile Holdings LLC to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. Because Continuing Equity Holders are entitled to receive payments under the Tax Receivable Agreement rather than make them, they would therefore receive pro rata distributions in excess of the amount of their tax liabilities in respect of their LLC Units.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS
The Transactions
In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option) to purchase           newly issued LLC Units for approximately $      million directly from Patriot Mobile Holdings LLC (or           LLC Units for $      million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). For additional information regarding the beneficial ownership of our Class A Common Stock, Class B Common Stock by such Continuing Equity Holders before and after this offering, see “Security Ownership of Certain Beneficial Owners and Management.”
Patriot Mobile Holdings LLC intends to use the net proceeds from the issuance of LLC Units to Patriot Mobile Inc. (i) redeem LLC Units from certain Continuing Equity Holders for $      million in aggregate at a price per unit equal to the initial public offering price per share of Class A Common Stock in this offering, (ii) to repay approximately $      million of borrowings outstanding under our 2026 Promissory Note, (iii) to pay estimated offering expenses of $      million and (iv) if any remain, for general corporate purposes as described under “Use of Proceeds.”
The following table summarizes, after giving effect to the Transactions (including this offering), (i) the number of LLC Units purchased by us from each of the Continuing Equity Holders, and (ii) the total consideration paid, or to be paid, by us for each Continuing Equity Holder’s respective LLC Units. The table below is based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, assuming no exercise by the underwriters of their option to purchase additional shares of Class A Common Stock.
Participants(1)	LLC Units purchased by us	Total purchase price

(1)
Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Related Person Transactions
Patriot Mobile Holdings LLC Operating Agreement
In connection with this offering, Patriot Mobile Holdings LLC, Patriot Mobile Inc. and certain of the Continuing Equity Holders will enter into the Patriot Mobile Holdings LLC Operating Agreement.
Under the Patriot Mobile Holdings LLC Operating Agreement, subject to the obligation of Patriot Mobile Holdings LLC to make tax distributions and to reimburse Patriot Mobile Inc. for its corporate and other overhead expenses, Patriot Mobile Inc., as the sole managing member of Patriot Mobile Holdings LLC, will have the right to determine when distributions will be made to the holders of LLC Units and the amount of any such distributions. Following this offering, if Patriot Mobile Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including Patriot Mobile Inc., on a pro rata basis in accordance with their respective percentage ownership of LLC Units.
The holders of LLC Units, including Patriot Mobile Inc., will be allocated their proportionate share of any taxable income or loss of Patriot Mobile Holdings LLC’s U.S. and non-U.S. operations, as applicable, and will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Patriot Mobile Holdings LLC’s U.S. and non-U.S. operations, as applicable. Net profits and net losses of Patriot Mobile Holdings LLC generally will be allocated to holders of LLC Units

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
on a pro rata basis in accordance with their respective percentage ownership of LLC Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. Additionally, for a discussion of the tax attributes created by the Reorganization and our entry into the Tax Receivable Agreement in connection with this offering, please see “Certain Relationships and Related Persons Transactions — Tax Receivable Agreement.”
To the extent Patriot Mobile Holdings LLC has available cash and subject to the terms of any current and future debt instruments, we intend to cause Patriot Mobile Holdings LLC to make (i) pro rata tax distributions to its members, including us, in an amount at least sufficient to allow its members (including us) to pay taxes on their allocable share of Patriot Mobile Holdings LLC’s taxable income from U.S. and non-U.S. operations, as applicable, and to allow us to make payments under the Tax Receivable Agreement we will enter into with the Continuing Equity Holders in connection with the closing of this offering (such pro rata distributions to the Continuing Equity Holders to be exclusive of the right of such Continuing Equity Holders to receive payments pursuant to the Tax Receivable Agreement) and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses (such expenses not to include obligations under the Tax Receivable Agreement). Under applicable tax rules, Patriot Mobile Holdings LLC is required to allocate net taxable income disproportionately to its members in certain circumstances. The amount of tax distributions will be determined based on an assumed tax rate.
The Patriot Mobile Holdings LLC Operating Agreement will provide that, except as otherwise determined by us or in connection with the exercise of Patriot Mobile Inc.’s Call Right, at any time Patriot Mobile Inc. issues a share of its Class A Common Stock (including any shares of Class A Common Stock issued pursuant to any long-term incentive plan (including the 2026 Plan), phantom incentive award or other equity or equity-based award) or any other debt or equity security, the net proceeds, if any, received by Patriot Mobile Inc. with respect to such issuance shall be concurrently invested in Patriot Mobile Holdings LLC, and Patriot Mobile Holdings LLC shall issue to Patriot Mobile Inc. one LLC Unit or other economically equivalent debt or equity interest. Conversely, if at any time any shares of Patriot Mobile Inc.’s Class A Common Stock are redeemed, repurchased or otherwise acquired, Patriot Mobile Holdings LLC shall redeem, repurchase or otherwise acquire or directly cancel an equal number of LLC Units held by Patriot Mobile Inc., upon the same terms and for the same price, as the shares of Patriot Mobile Inc.’s Class A Common Stock that are redeemed, repurchased or otherwise acquired. Furthermore, if at any time any LLC Units are transferred to another person, such redemption or transfer of any pairs of LLC Units shall include redemption or transfer of the equivalent number of shares of Patriot Mobile Inc. Class B Common Stock.
We intend to limit the number of members of Patriot Mobile Holdings LLC, and the Patriot Mobile Holdings LLC Operating Agreement will provide for limitations on the ability of the Patriot Mobile Holdings LLC members to transfer their LLC Units and will provide us, as owner of all LLC Units, with the right to impose restrictions (in addition to those already in place) on the ability of members of LLC Units to cause Patriot Mobile Holdings LLC to acquire or directly cancel their LLC Units pursuant to the Redemption Right to the extent we believe it is necessary to ensure that Patriot Mobile Holdings LLC will continue to be treated as a partnership for U.S. federal income tax purposes.
Patriot Mobile Holdings LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets and (ii) an election by us to dissolve Patriot Mobile Holdings LLC. Upon dissolution, and following the payment of expenses of liquidation and allocation of profits and losses, Patriot Mobile Holdings LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including, to the extent permitted by law, creditors who are members of Patriot Mobile Holdings LLC) in satisfaction of the liabilities of Patriot Mobile Holdings LLC in the order of priority as provided by law, except any obligations to Patriot Mobile Holdings LLC’s members in respect of their capital accounts, (ii) second, to establish cash reserves that Patriot Mobile Inc. reasonably deems necessary for contingent or unforeseen liabilities or future payments and (iii) third, to the members of Patriot Mobile Holdings LLC in proportion to the number of LLC Units owned by each of them.
The Patriot Mobile Holdings LLC Operating Agreement will provide that each Continuing Equity Holder party thereto will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Patriot Mobile Holdings LLC to acquire or directly cancel all or a portion of its LLC Units, together

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
with all or an equal portion of its shares of our Class B Common Stock, for (i) shares of our Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each bundle of one LLC Unit and one share of our Class B Common Stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on a volume weighted average market price of one share of Class A Common Stock for each LLC Unit so redeemed, in accordance with the terms of the Patriot Mobile Holdings LLC Operating Agreement. Alternatively, upon the exercise of the Redemption Right, we (instead of Patriot Mobile Holdings LLC) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one LLC Unit and one share of our Class B Common Stock directly from such Continuing Equity Holder for (a) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on a volume weighted average market price of one share of Class A Common Stock for each LLC Unit so redeemed, in accordance with the terms of the Patriot Mobile Holdings LLC Operating Agreement. Our decision to mutually agree with a Continuing Equity Holder on whether to make a cash payment upon such Continuing Equity Holder’s election under the Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by Patriot Mobile Inc. of interests in Patriot Mobile Holdings LLC for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code. Following a period that is        days after the date of this prospectus, each Continuing Equity Holder will be permitted to exercise its Redemption Right at Patriot Mobile Holdings LLC’s expense, up to one time in any 45-day period or five times in any 12-month period. As a Continuing Equity Holder causes its LLC Units to be redeemed pursuant to the Redemption Right, our direct or indirect equity interest in Patriot Mobile Holdings LLC will be correspondingly increased, the number of shares of Class A Common Stock outstanding will be increased and the number of shares of Class B Common Stock outstanding will be reduced.
Each Continuing Equity Holder’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A Common Stock that may be applicable to such Continuing Equity Holder and the absence of any liens or encumbrances on such LLC Units redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Holder may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A Common Stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock, which may be issued in connection with such proposed redemption. In the case of a settlement in Class A Common Stock, such Continuing Equity Holder may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Continuing Equity Holder at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption or resale of the Class A Common Stock; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Holder to have its Class A Common Stock registered at or immediately following the consummation of the redemption or to have our Class A Common Stock resold; (4) such Continuing Equity Holder is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Holder being prohibited or restricted from selling Class A Common Stock at or immediately following the redemption or resale of its Class A Common Stock without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Continuing Equity Holder at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Equity Holder to consummate the resale of the Class A Common Stock to be received upon such redemption pursuant to an effective registration statement or (9) the redemption date would occur during a black-out period.
The form of Patriot Mobile Holdings LLC Operating Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Patriot Mobile Holdings LLC Operating Agreement is qualified in its entirety by reference thereto.
Tax Receivable Agreement
In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with Patriot Mobile Holdings LLC and the Continuing Equity Holders. As described in “Our Organizational Structure,” Patriot Mobile Inc. will acquire           LLC Units from the Continuing Equity Holders in connection with this offering in exchange for $      million in cash. In addition, each Continuing Equity Holder may cause us to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B Common Stock, for shares of Class A Common Stock in the future pursuant to the Redemption Right or the Call Right. Patriot Mobile Holdings LLC will have in effect (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of the Reorganization and this offering and each taxable year thereafter. “Call Right” means, with respect to an exercise of the Redemption Right, the right of Patriot Mobile Inc. pursuant to the Patriot Mobile Holdings LLC Operating Agreement to elect, for administrative convenience, to acquire each tendered LLC Unit (together with a corresponding share of Class B Common Stock) directly from such redeeming holder of LLC Units for, at the election of Patriot Mobile Inc., (a) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) an approximately equivalent amount of cash as determined pursuant to the terms of the Patriot Mobile Holdings LLC Operating Agreement. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of LLC Units for cash as a part of the Reorganization and acquisitions of LLC Units pursuant to the Redemption Right or the Call Right is expected to create basis adjustments with respect to our allocable share of the assets of Patriot Mobile Holdings LLC that would not have been available to us absent our acquisition or deemed acquisition of LLC Units as part of the Reorganization or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Patriot Mobile Inc.’s depreciation and amortization deductions and may also decrease Patriot Mobile Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of cash tax that Patriot Mobile Inc. would otherwise be required to pay in the future.
The Tax Receivable Agreement will generally provide for the payment by us to the Continuing Equity Holders of     % of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each Continuing Equity Holder, (i) any Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Under the Tax Receivable Agreement, we will retain the benefit of the remaining 15% of these cash savings. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Holders maintaining a continued ownership interest in Patriot Mobile Holdings LLC. If a Continuing Equity Holder transfers LLC Units but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Holder generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Units.
The payment obligations under the Tax Receivable Agreement are Patriot Mobile Inc.’s obligations and not obligations of Patriot Mobile Holdings LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Patriot Mobile Inc.’s actual income tax liability (determined by using the actual applicable U.S. federal, state and local income tax rates) to the amount it would have been required to pay had it not been able to utilize

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including the timing of the redemptions or exchanges of LLC Units, the price of our Class A Common Stock at the time of each redemption or acquisition, the extent to which such redemptions are taxable transactions, the amount of each Continuing Equity Holder’s tax basis in its LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the utilization of certain net operating loss carryovers, the amount and timing of the utilization of tax attributes, the amount and timing of taxable income we generate in the future, the U.S. federal, state and local income tax rates then applicable and the portion of Patriot Mobile Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.
We expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming an initial public offering price of $      per share of Class A Common Stock (the midpoint of the price range set forth on the cover page of this prospectus)), the estimated termination payments based on management’s preliminary assumptions would be approximately $      million (calculated using a       % discount rate equal to the lesser of (i) SOFR plus           basis points and (ii) a           , applied against an undiscounted liability of approximately $      million based on (A) a 21% U.S. federal corporate income tax rate and (B) applicable state and local income tax rates). A 100 basis point reduction in the discount rate would result in the tax benefit payments liability of approximately $      million. The Company will reassess the tax benefit payments liability at each reporting period based on updated exchange activity and tax benefit realization.
A delay in the timing of redemptions of LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced if allocations of Patriot Mobile Holdings LLC taxable income exceed distributions and allocations of losses to the redeeming members prior to the redemption. Stock price increases or decreases at the time of each redemption of LLC Units would be expected to result in corresponding increases or decreases in the undiscounted amounts payable under the Tax Receivable Agreement equal to     % of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Patriot Mobile Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Patriot Mobile Inc.’s projected taxable income is significantly reduced, the aggregate expected payments would be reduced to the extent such tax benefits do not result in a reduction of Patriot Mobile Inc.’s future income tax liabilities.
The foregoing amounts are merely estimates, and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or (ii) distributions to Patriot Mobile Inc. by Patriot Mobile Holdings LLC are not sufficient to permit Patriot Mobile Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Common Stock.” In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Holders may be accelerated and significantly exceed the any actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
In addition, although we are not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the Continuing Equity Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to the Continuing Equity Holders will be netted against payments that would otherwise be made to the Continuing Equity Holders, if any, after our determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement. As a result,

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
in such circumstances, Patriot Mobile Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity. See “Risk Factors — Risks Related to Our Organizational Structure.” We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.
The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to continue for        years after the date of the last redemption of the LLC Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than        years. Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement.
However, if we experience a Change of Control or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we could be required to make a substantial, immediate lump sum payment in advance of any actual cash tax savings. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate equal to the lesser of (i) SOFR plus      basis points and (ii)      % per annum, compounded annually). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.
Under the Tax Receivable Agreement, a “Change of Control” means the occurrence of any of the following events:
(i)   any person or any group of persons acting together that would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of Patriot Mobile Inc. in substantially the same proportions as their ownership of stock of Patriot Mobile Inc. or (b) a person or group of persons in which one or more affiliates of permitted investors, directly or indirectly hold beneficial ownership of securities representing more than 50% of the total voting power in such person or held by such group) is or becomes the beneficial owner, directly or indirectly, of securities of Patriot Mobile Inc. representing more than 50% of the combined voting power of Patriot Mobile Inc.’s then outstanding voting securities; or
(ii)   the following individuals cease for any reason to constitute a majority of the number of directors of Patriot Mobile Inc. then serving: individuals who, on the closing date of the offering, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by Patriot Mobile Inc.’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the closing date of this offering or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii); or
(iii)   there is consummated a merger or consolidation of Patriot Mobile Inc. with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the board of directors immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof, or (y) the voting securities of Patriot Mobile Inc. immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof; or

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
(iv)   the stockholders of Patriot Mobile Inc. approve a plan of complete liquidation or dissolution of Patriot Mobile Inc. or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Patriot Mobile Inc. of all or substantially all of Patriot Mobile Inc.’s assets, other than such sale or other disposition by Patriot Mobile Inc. of all or substantially all of Patriot Mobile Inc.’s assets to an entity at least 50% of the combined voting power of the voting securities of which are owned by stockholders of Patriot Mobile Inc. in substantially the same proportions as their ownership of Patriot Mobile Inc. immediately prior to such sale; or
(v)   Patriot Mobile Inc. ceases to be the sole managing member of Patriot Mobile Holdings LLC.
The Tax Receivable Agreement will provide that, in the event of a material breach by us, which includes, but is not limited to, (i) our failure to make a payment under the Tax Receivable Agreement within 60 days after such payment is due (except to the extent we do not have and cannot take commercially reasonable actions to obtain sufficient funds to make such payment) or (ii) our breach of any material obligation under the Tax Receivable Agreement by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the Bankruptcy Code, then the Continuing Equity Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.
As a result of either an early termination (at our election or as a result of a material breach of our obligations under the Tax Receivable Agreement) or a Change of Control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the Continuing Equity Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of LLC Units may increase the Continuing Equity Holders’ tax liability without giving rise to any rights of the Continuing Equity Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the Continuing Equity Holders and other stockholders.
Payments under the Tax Receivable Agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of SOFR plus      basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of SOFR plus      basis points.
Because we are a holding company with no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Patriot Mobile Holdings LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Patriot Mobile Holdings LLC subsidiaries to make distributions to it. The ability of Patriot Mobile Holdings LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of law that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Patriot Mobile Holdings LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest.
The form of Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference thereto.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Registration Rights Agreement
In connection with the closing of this offering, we plan to enter into a registration rights agreement with the Continuing Equity Holders (the “Registration Rights Agreement”). We expect that the Registration Rights Agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A Common Stock by the members of Patriot Mobile Holdings LLC or permitted transferees, as more fully described below.
The Registration Rights Agreement will include provisions by which we agree that, at any time after the     -day lock-up period, as described in “Underwriting,” and subject to certain limitations, each Continuing Equity Holder will have the right to require us to prepare and file a registration statement registering the offer and sale of their shares of our Class A Common Stock. Generally, we will be required to provide notice of the request to certain other holders of our Class A Common Stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, each Continuing Equity Holder will be entitled to make three demands per calendar year that we register such securities.
In addition, each Continuing Equity Holder (together with any person to whom rights under the Registration Rights Agreement are assigned in accordance therewith, the “RRA Holders”) will have certain “piggy-back” registration rights in the event that we propose to file a registration statement with respect to an offering of our equity securities for our own account or for the account of our stockholders pursuant to which we would be required to notify the RRA Holders and allow them to register for sale a number of their registrable securities as they may request in writing, subject to certain exceptions. Furthermore, not later than 180 days after the date the Registration Rights Agreement is executed, we will be required to prepare and file with the SEC a shelf registration statement on Form S-3 (or, if Form S-3 is not available to be used by us at such time, on Form S-1 or another appropriate form permitting the registration of such registrable securities for resale) to permit the public resale of all of the registrable securities thereunder in accordance with the terms of the Registration Rights Agreement.
We will not be obligated to effect a demand registration or an underwritten offering within 90 days after any other demand registration and will not be obligated to effect an underwritten offering pursuant to a resale shelf registration statement within 90 days after any other underwritten offering pursuant to a resale shelf registration statement, subject to certain requirements.
The Registration Rights Agreement will also generally obligate us to cooperate reasonably with and take such customary actions as may be reasonably requested by the RRA Holders in connection with the registration of registrable securities.
These registration rights will be subject to certain conditions and limitations, and we will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement will also require us to indemnify the RRA Holders against certain liabilities under the Securities Act.
The form of Registration Rights Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.
Indemnification Agreements
We expect to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Texas law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our A&R Charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. We will also maintain directors’ and officers’ liability insurance covering the executive on terms no less favorable than those applicable to similarly situated executives during the term of employment and for six years thereafter.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Promissory Notes
Story Notes
In May 2019, November 2019, December 2020, May 2023 and June 2026, Patriot Mobile LLC issued promissory notes in favor of JennyPStory Holdings LLC (collectively, the “Story Notes”), an entity that is wholly owned and controlled by Jenny P. Story, one of our executive officers. Each of the Story Notes are convertible into units of Patriot Mobile LLC at the option of the noteholder in accordance with the terms of the applicable promissory note. Certain material terms of each of the Story Notes are set forth below:
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The promissory note issued in May 2019 has an original and outstanding principal balance of $1,000,000 and bears interest at a fixed rate of 13.0% per annum. JennyPStory Holdings LLC assigned this note to Jennifer P. Story as of December 31, 2024. The maturity date for this note was November 1, 2025 and it has been extended on a month-to-month basis since such date.

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The promissory note issued in November 2019 has an original and outstanding principal balance of $225,000 and bears interest at a fixed rate of 13.0% per annum. The maturity date for this note was November 1, 2025 and it has been extended on a month-to-month basis since such date.

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The promissory note issued in December 2020 has an original and outstanding principal balance of $100,000 and bears interest at a fixed rate of 11.0% per annum. The maturity date for this note was November 1, 2025 and it has been extended on a month-to-month basis since such date.

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The promissory note issued in May 2023 has an original and outstanding principal balance of $200,000 and bears interest at a fixed rate of 13.0% per annum. The maturity date for this note was November 1, 2025 and it has been extended on a month-to-month basis since such date.

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The promissory note issued in June 2026 has an original and outstanding principal balance of $250,000 and bears interest at a fixed rate of 13.0% per annum. The maturity date for this note is September 1, 2027.

The Story Notes also provide for an additional interest payment of 3.0% per annum in the event of a default by Patriot Mobile LLC. Each of the Story Notes were or are, as applicable, secured by a security agreement. From January 1, 2023 through June 30, 2026, Patriot Mobile LLC paid an aggregate of $683,401 in interest on the Story Notes. As of June 30, 2026, the total amount outstanding under the outstanding promissory notes was $1,775,000 in the aggregate.
Bradford Notes
Between October 2021 and May 2023, Patriot Mobile LLC issued convertible promissory notes to three entities controlled by Bryan Bradford, our controlling shareholder, in an aggregate original principal amount of $5,110,000. On November 1, 2024, the noteholder converted the aggregate outstanding principal and accrued PIK interest of $6,554,695 into units of Patriot Mobile Holdings LLC.
In February 2023, Patriot Mobile LLC issued a promissory note with principal amount of $1,500,000 in favor of the Bryan Robertson Bradford Trust (the “Bradford Note”), a trust affiliated with Bryan Bradford. The Bradford Note matured on November 1, 2025, and has been extended on a month-to-month basis. It bears a fixed PIK interest rate of 13.0%. The Bradford Note also provides for an additional interest payment of 3.0% per annum in the event of a default by Patriot Mobile LLC. The Bradford Note is secured by a security agreement and the principal is convertible into units of Patriot Mobile LLC at the noteholder’s option. From January 1, 2023 through June 30, 2026, Patriot Mobile LLC accrued $784,620.50 in PIK interest on the Bradford Note.
2026 Promissory Note Guarantees
The 2026 Promissory Note with ServisFirst Bank is guaranteed by each of Glenn Story, Bryan Bradford, and Shadowlawn Investments, LP, an affiliate of Bryan Bradford. As of June 30, 2026, outstanding borrowings under our 2026 Promissory Note totaled $6.5 million. Pursuant to the such guaranty agreements, Glenn Story, Bryan Bradford and Shadowlawn Investments, LP have each agreed to guarantee

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
the prompt payment and performance of Patriot Mobile LLC’s performance under the 2026 Promissory Note and related loan documentation.
Vehicle Lease
Patriot Mobile LLC is party to a Recreational Vehicle Lease Agreement (the “RV Lease”), dated May 4, 2026, with Scott Coburn, one of our executive officers. Pursuant to the RV Lease, Patriot Mobile LLC leases a 2026 recreational vehicle from Scott Coburn on a month-to-month basis for a monthly rental fee of $5,800. The RV Lease does not have a specified term; rather, it continues until terminated in accordance with the terms of the RV Lease. Patriot Mobile LLC has the option at any time during the RV Lease to purchase the recreational vehicle from Scott Coburn at the vehicle’s fair market value.
Other Relationships
Glenn Story, our Chief Executive Officer, and Jenny Story, our Chief Operating Officer, are married.
Policies and Procedures for Review of Related Party Transactions
A “related party transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries were, are or will be a participant, the amount of which involved exceeds $120,000 or 1% of average total assets over the last two years, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
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any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

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any person who is known by us to be the beneficial owner of more than 5.0% of our Class A Common Stock;

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any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A Common Stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A Common Stock; and

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any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

In connection with this offering and subject to the rules of Nasdaq, we will establish an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. We anticipate that one of the audit committee’s functions will be to review and approve all relationships and transactions involving us and any related person. Our board of directors will adopt a written policy prior to the completion of this offering that will provide that our audit committee or, in certain cases, the disinterested members of our board of directors will review all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. Any director who is a related person with respect to a transaction under review will not be permitted to participate in any discussion or approval of such transaction.
Such written policy will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, our audit committee or, if applicable, the disinterested members of our board of directors should consider all of the relevant facts and circumstances available.
Such written policy will be adopted in connection with this offering and, therefore, the transactions described above were not reviewed under such policy.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
The following summary of the Company’s capital stock and charter and bylaws (each as in effect upon completion of this offering) does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our A&R Charter and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. To understand the material terms of our common stock and preferred stock, you should read our A&R Charter and our bylaws in their entirety.
General
Upon completion of this offering and after giving effect to the Reorganization, the authorized capital stock of Patriot Mobile Inc. will consist of           shares of Class A common stock, $0.001 par value per share, of which           shares will be issued and outstanding,           shares of Class B common stock, $0.001 par value per share, of which           shares will be issued and outstanding, and                  shares of preferred stock, $0.001 par value per share, of which no shares will be issued and outstanding.
The following summary of the capital stock and A&R Charter and A&R Bylaws of Patriot Mobile Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our A&R Charter and our A&R Bylaws, which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.
Class A Common Stock
Voting Rights.   Holders of shares of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our A&R Charter that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The affirmative vote of the holders of a majority of our outstanding Class A common stock and Class B common stock, voting separately, is required to approve any disparate treatment with respect to dividends or the subdivision, combination or reclassification of either our Class A common stock or Class B common stock. Holders of our Class A common stock are not entitled to vote with respect to the amendment of certain provisions relating solely to outstanding series of preferred stock where the holders thereof are entitled to vote. Holders of our Class A common stock do not have cumulative voting rights.
Dividend Rights.   Holders of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights.   Upon our liquidation, dissolution, distribution of assets or other winding up, holders of our Class A common stock are entitled to receive ratably the assets of Patriot Mobile Inc. available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.
Number of Authorized Shares.   The number of authorized shares of our Class A common stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A common stock or Class B common stock, irrespective of the provisions of Section 21.364(d)(1) of the TBOC.
Other Matters.   The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Class B Common Stock
Generally.   In connection with the Reorganization and this offering, each Continuing Equity Holder will receive one share of Class B common stock for each LLC Unit that it holds. Shares of Class B common stock will not be transferrable except in connection with a permitted transfer of a corresponding number of LLC Units. Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Units held by the Continuing Equity Holders and the number of shares of Class B common stock issued to the Continuing Equity Holders. Shares of Class B common stock automatically transferred to Patriot Mobile Inc. upon the redemption or exchange of their LLC Units pursuant to the terms of the Patriot Mobile Holdings LLC Operating Agreement will be canceled and may not be reissued. Accordingly, each Continuing Equity Holder will have a number of votes in Patriot Mobile Inc. equal to the number of LLC Units that it holds.
Voting Rights.   Holders of shares of our Class B common stock are entitled to         votes per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our A&R Charter that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The affirmative vote of the holders of a majority of our outstanding Class A common stock and Class B common stock, voting separately, is required to approve any disparate treatment with respect to dividends or the subdivision, combination or reclassification of either our Class A common stock or Class B common stock. Holders of our Class B common stock are not entitled to vote with respect to the amendment of certain provisions relating solely to outstanding series of preferred stock where the holders thereof are entitled to vote. Holders of our Class B common stock do not have cumulative voting rights.
Dividend Rights.   Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.
Other Rights.   Holders of our Class B common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class B common stock.
Number of Authorized Shares.   The number of authorized shares of our Class B common stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A common stock or Class B common stock, irrespective of the provisions of Section 21.364(d)(1) of the TBOC.
Liquidation Rights.   Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Patriot Mobile Inc.
Preferred Stock
Our A&R Charter will authorize our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of               shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, privileges, rights, qualifications, limitations and restrictions determined by our board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A common stock or Class B common stock, irrespective

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
of the provisions of Section 21.364(d)(1) of the TBOC. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.
Anti-takeover Effects of Provisions of Our A&R Charter, our A&R Bylaws and Texas Law
Some provisions of Texas law, and our A&R Charter and our A&R Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares of Class A common stock. These provisions, as summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Anti-takeover statute under Texas law
We will be subject to Section 21.606 of the TBOC, which in general, prohibits a publicly held Texas corporation, like the Company after the completion of this offering, from engaging, under certain circumstances, in a business combination with an affiliated shareholder (as defined in the TBOC) for a period of three years following the date the person became an affiliated shareholder unless:
•
the board approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder before the affiliated shareholder’s share acquisition date; or

•
at or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares not beneficially owned by the affiliated shareholder or any of its affiliates or associates at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder’s share acquisition date.

Certain Provisions of our Certificate of Formation and Bylaw Potentially Have an Anti-takeover
Our A&R Charter and A&R Bylaws, as they will be in effect prior to the consummation of the Transactions, will contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.
Authorized but Unissued Shares.   The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by Nasdaq rules. The TBOC does not require shareholder approval for any issuances of authorized shares. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans and, as described under “Certain Relationships and Related Persons Transactions — Patriot Mobile Holdings LLC Operating Agreement,” funding of redemptions of LLC Units. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Board of Directors; Vacancies; Removal of Directors; Size of our Board of Directors.   Our A&R Charter will provide that, subject to the rights of the holders of any series of preferred stock to elect directors, vacant directorships, including newly created seats, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
director. Our A&R Charter and our A&R Bylaws will provide that directors may only be removed with or without cause by the affirmative vote of the holders of capital stock representing at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of the then outstanding shares of capital stock entitled to vote thereon, voting together as a single class. Our A&R Charter and our A&R Bylaws will provide that, subject to the rights of the holders of any series of preferred stock to elect directors, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a shareholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Special meetings of shareholders.   Our A&R Charter will provide that special meetings of shareholders may be called by the chairman of the board, the chief executive officer, the president (to the extent required by the TBOC), our board, by shareholders holding not less than           % of the Company’s then outstanding shares of capital stock entitled to vote on the proposed action at the meeting.
Shareholder action by written consent.   Our A&R Charter will provide that any action required to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted. Our A&R Charter will also provide that any action required or permitted to be taken by the holders of Class B common stock, voting separately as a class, may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Class B common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B common stock entitled to vote thereon were present and voted.
Requirements for advance notification of shareholder meetings, nominations and proposals.   Our A&R Bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as a director. In order for any matter to be “properly brought” before a meeting, a shareholder must comply with such advance notice procedures and provide us with certain information.
Section 21.373 of the TBOC permits a “nationally listed corporation” to amend its governing documents to elect to impose stock ownership requirements on shareholders seeking to submit a proposal on a matter (other than director nominations and procedural resolutions ancillary to the conduct of a shareholder meeting) to the shareholders of such corporation for approval at a shareholder meeting. If a “nationally listed corporation” elects to be governed by Section 21.373 of the TBOC, a shareholder or group of shareholders may submit a proposal on a matter to the shareholders of such corporation for approval at a meeting of shareholders only if such shareholder or group of shareholders (i) holds an amount of voting shares (determined as of the date of submission of the proposal) equal to at least $1,000,000 in market value or 3% of the corporation’s voting shares, (ii) holds such amount for a continuous period of at least six months before the date of the meeting and throughout the entire duration of the meeting, and (iii) solicits the holders of shares representing at least 67% of the voting power of shares entitled to vote on the proposal at the shareholder meeting. For the purpose of this paragraph, “voting shares” means shares that entitle the holder of the shares to vote on the proposal. Our A&R Bylaws will adopt these requirements for submitting a shareholder proposal to go into effect immediately upon the completion of this offering, when we will qualify as a “nationally listed corporation.”
No cumulative voting.   Our A&R Charter will not permit cumulative voting in the election of directors.
Corporate Opportunities
Under our A&R Charter, to the fullest extent permitted from time to time by Texas law, we will renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or shareholders or their respective affiliates, other than those officers, directors, shareholders, or affiliates who are our or our subsidiaries’ employees. Our A&R Charter will provide that, to the fullest extent permitted by law, no

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
director (or his or her affiliates) who is not employed by us will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries from time to time are engaged or propose to engage or (ii) otherwise competing, directly or indirectly, with us or any of our subsidiaries. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for himself or herself or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity. Our A&R Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our A&R Charter, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.
Exclusive Forum and Venue and Arbitration, Jury Trial Waiver
Our A&R Bylaws will provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any of the filing, adjudication and trial of all disputes (“Internal Disputes”) between (i) one or more shareholders and (ii) the Company or its directors, officers, or controlling persons, or any underwriter of securities issued by the Company (or controlling person thereof) relating to any of the following: (1) any derivative proceeding, meaning a civil dispute brought in the right of the Company; (2) any action based on the governance, governing documents, or internal affairs of the Company; (3) any action based on state or federal securities or trade regulation laws; (4) any action based on the alleged act(s) or omission(s) by a person in its capacity as a shareholder, controlling person, director, officer, or other managerial official of the Company; (5) any action based on the alleged breach(es) by one or more shareholders, controlling persons, directors, officers, or other managerial officials of a duty owed, in his or her capacity as such, to the Company or to any shareholder thereof; (6) an action seeking to hold a shareholder, controlling person, director, officer, or other managerial official of the Company liable for an obligation of the Company, other than on account of a written contract signed by the person to be held liable in a capacity other than as a shareholder or managerial official; and (7) any action arising out of the TBOC, will be the Business Court or if the Business Court is not accepting filings or determines that it lacks jurisdiction, the exclusive forum will be the federal district courts in the Northern District of Texas or, if such federal district courts do not have jurisdiction, the State District Court in Tarrant County, Texas. Please read carefully “Risk Factors — Risks Related to Our Corporate Structure, Ownership of our Class A Common Stock and This Offering — The TBOC and our A&R Charter include provisions that may limit shareholders’ ability to bring a cause of action against our directors or officers for certain acts or omissions in their capacity as directors or officers of the Company, including minimum share ownership for derivative proceedings and the presumption of the business judgment rule,” “Risk Factors — Risks Related to Our Corporate Structure, Ownership of our Class A Common Stock and This Offering — Our A&R Bylaws will impose minimum stock ownership and solicitation requirements on shareholders seeking to submit proposals for shareholder approval, which could limit the ability of our shareholders to bring matters before a meeting of shareholders,” and “Risk Factors — Risks Related to Our Corporate Structure, Ownership of our Class A Common Stock and This Offering — Our A&R Bylaws place restrictions on the forum, venue and procedures for legal actions or proceedings initiated by our shareholders, including certain requirements for mandatory arbitration. These provisions could limit our shareholders’ ability to pursue certain claims and/or increase the cost of doing so and could also affect the procedures, rights, and remedies available to our shareholders in such legal actions or proceedings.”
Our A&R Bylaws will further provide that to the extent, and solely to the extent, that a court of competent jurisdiction (which is a court that possesses personal and subject matter jurisdiction) declines in a final and unappealable judgment to transfer an Internal Dispute to the Business Court (such Internal Dispute, an “Other Dispute”), the sole and exclusive forum and venue for such Other Disputes shall be the United States District Court for the Northern District of Texas, Fort Worth Division (the “Federal Court”), or if a court of competent jurisdiction determines in a final and unappealable judgment that the Federal Court lacks jurisdiction over any such Other Dispute, the sole and exclusive forum and venue for such Other Dispute shall be the state district courts of Tarrant County, Texas and supporting findings of fact and conclusions of law were entered by a Texas court.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Our A&R Bylaws will further provide that Other Disputes will be governed either by Texas state law or federal law, depending on the claim asserted. Our A&R Bylaws will also provide that:
•
The Company and each shareholder, director, and officer of the Company irrevocably and unconditionally waives, and any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Company shall be deemed to have irrevocably and unconditionally waived, any right it may have to a trial by jury in any legal action or proceeding relating to Internal Disputes described above.

•
Internal Disputes may not be brought as a class, or consolidated or joined, except at the Company’s option.

Although we believe these provisions will benefit us by providing increased consistency in the application of Texas law for the specified types of actions and proceedings, the provisions may have the effect of discouraging or increasing the costs of lawsuits against our directors, officers, other managerial officials employees and agents. However, it is possible that, in connection with a future legal proceeding, a court could rule that all or a portion of these provisions in our A&R Bylaws purporting to require an exclusive forum for certain disputes, to waive the right to a jury trial or to require arbitration for shareholder claims are inapplicable, unconstitutional or otherwise invalid. If a court were to find such provision inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
Stock Ownership Requirement for Derivative Suits
Our A&R Bylaws will specify that the required ownership threshold for a shareholder or group of shareholders to institute or maintain a derivative proceeding in the right of the Company for purposes of Section 21.552(a)(3) of the TBOC will be 3% of the outstanding shares of the Company. This provision will continue to apply so long as any shares of the Company’s common stock are listed for trading on a national securities exchange or the Company affirmatively elects to be governed by TBOC 21.419 and has 500 or more shareholders.
Limitations on Liability and Indemnification of Officers and Directors
Our A&R Charter will include a provision eliminating the liability of our directors and officers for monetary damages for an act or omission by the person in the person’s capacity as a director or officer, respectively, except for: (i) a breach of the duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the person to the Company or involves intentional misconduct or a knowing violation of applicable law; (iii) a transaction from which the director or officer obtains an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the person’s duties; or (iv) an act or omission for which the liability of a director or officer is expressly provided by an applicable statute (such as wrongful distributions). Our A&R Charter also will provide that if the TBOC is amended in the future to authorize corporate action further eliminating or limiting of the personal liability of directors and officers, the liability of directors and officers will be eliminated or limited to the fullest extent permitted by the TBOC as so amended.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director or officer for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our A&R Bylaws also provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the TBOC, subject to reimbursement in the event it is ultimately determined that the individual was not entitled to indemnification under the TBOC or any applicable indemnification agreement. Our A&R Bylaws also will permit us to purchase insurance on behalf of any officer, director, employee, or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether the TBOC would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. As permitted by the TBOC, because these agreements are expected to be approved

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
by our shareholders, the agreements may require indemnification or payment of expenses in favor of the indemnitee in certain circumstances in which we would not otherwise have the power to do so under the provisions of the TBOC or our A&R Charter or A&R Bylaws. We believe that the limitation of liability provision that will be in our A&R Charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Our A&R Bylaws will provide that the Company affirmatively elects to be governed by Section 21.419 of the TBOC and any successor provision thereto. Because the Company will have a class of voting common stock (our Class A common stock) listed on a national securities exchange, Section 21.419 will also be deemed to apply to the Company. Under Section 21.419 of the TBOC, in taking or declining to take any action on any matters of a corporation’s business, a director or officer of the Company is presumed to act (i) in good faith, (ii) on an informed basis, (iii) in furtherance of the interests of the Company, and (iv) in obedience to the law and the Company’s governing documents. In addition, neither the Company nor any of its shareholders has a cause of action against the director or officer as a result of any act or omission in the person’s capacity as such unless the claimant rebuts one or more of the foregoing presumptions and it is proven by the claimant that (A) the director’s or officer’s act or omission constitutes a breach of one or more of the person’s duties as a director or officer and (B) the breach involved fraud, intentional misconduct, an ultra vires act or a knowing violation of law.
Protection for Conflicts of Interest
Section 21.418 of the TBOC provides that, at any time a corporation’s voting common stock is listed for trading on a national securities exchange, the corporation’s directors and officers will not be liable to the corporation or its shareholders for claims alleging a breach of duty arising from the making, authorization, or performance of a contract or transaction solely because the director or officer had an interest in the transaction unless the claim would be permitted under Section 21.419 of the TBOC as described above. Because the Company will have a class of voting common stock (our Class A common stock) listed on a national securities exchange, Section 21.418 of the TBOC will be deemed to apply to the Company.
Registration Rights
For a description of registration rights with respect to our Class A common stock, see “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”
Public Benefit Corporation Status
We are incorporated in Texas as a for-profit corporation that has elected under Section 3.007(e) of the TBOC to be a public benefit corporation governed by Chapter 21, Subchapter S of the TBOC. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under the TBOC, a corporation may elect to be a public benefit corporation by stating in its certificate of formation one or more specific public benefits to be promoted by the corporation, and the directors of a public benefit corporation are required to manage the business and affairs of the corporation in a manner that balances the pecuniary interests of the shareholders, the best interests of the persons materially affected by the corporation’s conduct, and the public benefit or benefits stated in the corporation’s certificate of formation.
As provided in our certificate of formation, we intend to operate responsibly and sustainably while producing positive effects or reducing negative effects by creating public benefits of a religious, educational, and charitable nature. Our specific public benefits are to protect connections and community by promoting faith, family, and freedom. We intend to pursue these public benefits through efforts such as charitable giving, strategic partnerships, educational initiatives, volunteerism, and responsible business practices consistent with our Christian mission.
We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our shareholders. Holders of our common stock will have voting, dividend, and other economic rights that are the same as the rights of shareholders of a corporation that is not designated as a public benefit corporation.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is           . It’s address is           .
Listing and Trading
We intend to apply to list our Class A common stock on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PTRT.”

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
Sales of Restricted Shares
Upon the closing of this offering and after giving effect to the Reorganization, we will have outstanding an aggregate of           shares of Class A common stock (or of           shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Of these shares, all of the shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144. In addition, under the Patriot Mobile Holdings LLC Operating Agreement, each Continuing Equity Holder party thereto will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Patriot Mobile Holdings LLC to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one LLC Unit and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of Patriot Mobile Holdings LLC) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one LLC Unit and one share of our Class B common stock directly from such Continuing Equity Holder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date.
The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below.
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See “Shares Eligible For Future Sale” for a discussion of certain transfer restrictions.
Lock-Up Agreements
We, all of our directors, director nominees and executive officers and the Continuing Equity Holders have agreed not to sell any Class A common stock or Class B common stock for a period of         days from the date of this prospectus, subject to certain exceptions and extensions. Following the expiration of such lock-up restrictions, the Continuing Equity Holders, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their Class A common stock, including any shares issued upon exchange of LLC Units. Other than with respect to our directors and executive officers, this restriction will not apply to the shares of our Class A common stock underlying any equity awards that may be granted in connection with the consummation of this offering. See “Underwriting” for a description of these lock-up provisions.
Rule 144
In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, under Rule 144 as currently in effect, a person (or persons whose shares are

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Registration Statements on Form S-8
In addition,        shares of Class A common stock may be granted under our 2026 Plan, including shares of Class A common stock issuable following vesting and upon exchange for        as-converted Incentive Units held by the Continuing Incentive Unitholders with a weighted average participation threshold of $      per unit. For additional information concerning the awards under the Omnibus Incentive Plan that we intend to grant in connection with this offering or that will be outstanding at the time of this offering, see “Summary — The Offering.” In addition, for a description of these grants under our Omnibus Incentive Plan, see “Management — Compensation Arrangements to be Adopted in Connection with this Offering — Omnibus Incentive Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover        shares of Class A common stock.
Registration Rights
See “Certain Relationships and Related Persons Transactions — Registration Rights Agreement.”

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that acquires such Class A common stock pursuant to this offering and holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, published administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Any such change or differing interpretation may alter the tax considerations described in this summary. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their own circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:
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banks, insurance companies or other financial institutions;

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tax-exempt or governmental organizations;

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dealers in securities;

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“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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persons subject to the alternative minimum tax;

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entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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certain former citizens or long-term residents of the United States;

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persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, conversion transaction or other integrated investment or risk reduction transaction;

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all the interest of which are held by qualified foreign pension funds;

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persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation for services; and

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persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR OWN SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership (or a partner therein) or any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust, or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their own tax advisors regarding the U.S. federal income tax considerations to them of the purchase, ownership and disposition of our Class A common stock by such partnership.
Distributions on Class A Common Stock
The payment of distributions on our Class A common stock will be at the sole discretion of our board of directors. If we do make a distribution of cash or other property (other than certain stock distributions) on our Class A common stock, such distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, the distribution will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A common stock. See “— Gain on disposition of Class A Common Stock.”
Subject to the discussions below under “— Backup withholding and information reporting” and “— Additional withholding requirements under FATCA” and with respect to effectively connected dividends (as discussed below), any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To claim the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.
Gain on Disposition of Class A Common Stock
Subject to the discussions below under “— Backup withholding and information reporting” and “— Additional withholding requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our Class A common stock unless:
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the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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our Class A common stock constitutes a United States real property interest because we are or have been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period for the Class A common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
With respect to the third bullet above, a corporation generally is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future.
Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain connections with the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (commonly referred to as “FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.
Although FATCA withholding generally could apply to gross proceeds on the disposition of our Class A common stock, proposed U.S. Treasury regulations (the “Proposed Regulations”) eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A common stock. The preamble to the Proposed Regulations states that taxpayers may rely on the Proposed Regulations pending finalization. However, there can be no assurance that the Proposed Regulations will be finalized in their present form.
Prospective investors that would be non-U.S. holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
We entered into an underwriting agreement with the underwriters named below on the date of this prospectus.       is acting as the sole book-running manager, and       is acting as the representative of the underwriters. The underwriting agreement provides for the purchase of a specific number of shares of Class A common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of Class A common stock, but is not responsible for the commitment of any other underwriter to purchase shares of Class A common stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Class A common stock set forth opposite its name below:
Underwriter	Number of Shares of Class A Common Stock

Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the option described below), if any are purchased.
The shares of Class A common stock offered hereby are expected to be ready for delivery on or about           , 2026 against payment in immediately available funds.
The underwriters are offering the shares of Class A common stock subject to various conditions and may reject all or part of any order. The representative of the underwriters has advised us that the underwriters propose initially to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $      per share of Class A common stock to brokers and dealers. After the shares of Class A common stock are released for sale to the public, the representative may change the offering price, the concession, and other selling terms at various times.
We have granted the underwriters an option to purchase additional shares, solely for the purpose of covering over-allotments. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of additional shares of Class A common stock from us. If the underwriters exercise all or part of this option, they will purchase shares of Class A common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters have severally agreed that, to the extent the option is exercised, they will each purchase a number of additional shares proportionate to such underwriter’s initial amount reflected in the foregoing table.
The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us, before expenses:
	Per Share of Class A Common Stock	Total Without Exercise of Underwriters’ Option	Total With Full Exercise of Underwriters’ Option
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)
We have agreed to pay the underwriters a commission of     % of the gross proceeds of this offering.

We estimate that our total expenses of the offering, excluding the estimated underwriting discounts and commissions, will be approximately $      .

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
We, our executive officers and directors and all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for         days after the date of this prospectus without first obtaining the written consent of       on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
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offer, pledge, sell or contract to sell any common stock;

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sell any option or contract to purchase any common stock;

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purchase any option or contract to sell any common stock;

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grant any option, right or warrant for the sale of any common stock;

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otherwise dispose of or transfer any common stock;

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request or demand that we file a registration statement related to the common stock; or

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enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.
Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of common stock before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:
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Stabilizing transactions — the representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

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Over-allotments and syndicate covering transactions — the underwriters may sell more shares of common stock in connection with this offering than the number of shares of common stock that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of common stock in this offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price per share of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price per share of common stock that could adversely affect investors who purchase shares of common stock in this offering.

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Penalty bids — if the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of this offering.

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Passive market making — market makers in the common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our Class A common stock may have the effect of raising or maintaining the market price of our Class A common stock or preventing or mitigating a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the Class A common stock if it discourages resales of our shares of Class A common stock.
Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Class A common stock. These transactions may occur on The Nasdaq Stock Market LLC or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.
Exchange Listing
After pricing of the offering, we expect that the shares will trade on The Nasdaq Stock Market under the symbol “PTRT.”
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
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the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

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our financial information;

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the history of, and the prospects for, our company and the industry in which we compete;

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an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

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the present state of our development; and

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the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Notice to Non-U.S. Investors
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of common stock may not be made in that Relevant Member State, except that an offer of shares of common stock to the public in that Relevant Member State may be made at any time under the following exemptions under the EU Prospectus Regulation:
(a)   to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
(c)   in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the representative and us that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.
We, the representative and its affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representative of such fact in writing may be permitted to acquire shares of common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares of common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)   to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
(c)   in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”), provided that no such offer of shares of common stock shall result in a requirement for us or any representative to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the representative and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.
We, the representative and its affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representative of such fact in writing may, with the prior consent of the representative, be permitted to acquire shares of common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.
This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth.
Canada
The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus supplement and the accompanying prospectus is being distributed only to, and is directed only at, and any offer of the shares of our common stock offered hereby is directed only at: (i) a

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
limited number of persons in accordance with the Israeli Securities Law; and (ii) investors listed in the first addendum to the Israeli Securities Law, as it may be amended from time to time (the “Addendum”), consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the Addendum and agree to it.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to us, the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offering of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offering of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.
Hong Kong
The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Norton Rose Fulbright US LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by           .
EXPERTS
The consolidated financial statements included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On January 27, 2026, we dismissed UHY LLP as our independent auditor. We engaged Grant Thornton LLP on January 27, 2026 as our independent registered public accounting firm to audit our consolidated financial statements under PCAOB standards for the years ended December 31, 2025 and 2024. The audited financial statements included in this prospectus for the years ended December 31, 2025 and 2024 have been audited by Grant Thornton LLP. We were not an SEC filer at the time of UHY LLP’s replacement by Grant Thornton LLP. The decision to change our independent registered public accounting firm from UHY LLP to Grant Thornton LLP was approved by management.
UHY LLP previously audited our consolidated financial statements under AICPA standards for the year ended December 31, 2024. The report of UHY LLP on our consolidated financial statements for the year ended December 31, 2024 did not contain adverse opinions or disclaimers of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that UHY LLP’s report on the Patriot Mobile LLC’s consolidated financial statements for the year ended December 31, 2024, contained a separate paragraph stating that “The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operations, has an accumulated deficit, and has historically met its cash needs primarily from the issuance of debt, convertible notes, and sales of its member units. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.”
During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through January 27, 2026, there were no disagreements (as defined by Item 304(a)(1)(v) of Regulation S-K) with UHY LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY LLP, would have caused them to make reference thereto in their report on our financial statements for the year ended December 31, 2024. The report of UHY LLP on our financial statements for the year ended December 31, 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through January 27, 2026, there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except that a material weakness was identified in connection with the significant additional time following year-end that Patriot Mobile LLC required to close its books and records, as management continued to perform account reconciliations after year-end that required additional adjustments and a number of revisions to the trial balance and underlying supporting schedules. UHY LLP recommended that we design and implement additional controls over account reconciliations to help ensure an effective and timely closing process.
We have provided UHY LLP with a copy of the foregoing disclosure and requested that UHY LLP provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of UHY LLP's letter provided in response to that request, will be filed as Exhibit 16.1 to the Registration Statement of which this prospectus forms a part.
During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through January 27, 2026, neither we, nor anyone acting on our behalf, consulted with Grant Thornton LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, or any of the other matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.
We maintain an internet site at www.patriotmobile.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our Class A common shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Patriot Mobile LLC
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Patriot Mobile LLC, (a Delaware limited liability company) and subsidiary (the “Company”), as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in members’ deficit, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2026.
Dallas, Texas
August 12, 2026

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Consolidated Balance Sheets
December 31, 2025 and 2024
	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$1,014,866	$891,183
Accounts receivable, net of allowance of $80,000 and $25,000, respectively	657,834	495,673
Inventory	379,958	490,800
Prepaid expenses and other current assets	1,145,936	417,909
Deferred contract costs, current	692,498	590,660
Total current assets	3,891,092	2,886,225
Property and equipment, net	1,377,216	788,851
Intangible assets, net	698,380	528,958
Operating lease right-of-use assets, net	2,883,986	1,325,127
Deposits	299,146	692,480
Deferred contract costs, non-current	1,986,429	1,735,108
Total assets	$11,136,249	$7,956,749
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$8,670,097	$8,951,141
Accrued expenses and other current liabilities	3,138,225	2,894,040
Deferred revenue, current	7,098,899	6,814,225
Convertible debt, related parties	3,025,000	3,025,000
Notes payable, current	91,858	21,115
Operating lease liabilities, current	454,006	393,164
Total current liabilities	22,478,085	22,098,685
Deferred revenue, net of current portion	1,271,185	524,917
Line of credit, net	5,750,000	6,983,229
Notes payable, net of current portion	93,753	62,097
Operating lease liabilities, net of current portion	2,363,353	986,674
Total liabilities	$31,956,376	$30,655,602
Commitments and contingencies (Note 15)
Members’ deficit:
Class A units 12,000,000 units authorized, 8,310,671 units issued and outstanding as of December 31, 2025; 8,041,609 units issued and outstanding as of December 31, 2024	1,730,418	1,461,129
Class D units 40,000,000 units authorized, 35,191,924 units issued and outstanding as of December 31, 2025; 33,988,654 units issued and outstanding as of December 31, 2024	40,157,745	35,207,111
Accumulated deficit	(62,708,290)	(59,367,093)
Total members’ deficit	(20,820,127)	(22,698,853)
Total liabilities and members’ deficit	$11,136,249	$7,956,749
The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Consolidated Statements of Operations
Years Ended December 31, 2025 and 2024
	December 31, 2025	December 31, 2024
Revenues
Wireless service revenue	$86,341,186	$69,269,874
Equipment revenue	6,621,115	5,420,619
Total Revenues	92,962,301	74,690,493
Costs and expenses
Cost of wireless service, excluding depreciation and amortization	44,571,974	37,887,328
Cost of equipment, excluding depreciation and amortization	7,413,717	5,927,040
Operating expenses, excluding depreciation and amortization	42,222,839	35,363,288
Depreciation and amortization	623,566	263,074
Total costs and expenses	94,832,096	79,440,730
Loss from operations	(1,869,795)	(4,750,237)
Other income (expenses)
Interest income	7,220	6,864
Interest expense	(1,012,119)	(1,809,376)
Other expense	(400,000)	—
Total other income (expenses), net	(1,404,899)	(1,802,512)
Net loss	$(3,274,694)	$(6,552,749)
Per unit data
Net loss per Class A unit – Basic and diluted	$(0.39)	$(0.81)
Weighted average Class A units outstanding – Basic and diluted	8,303,360	8,076,593
The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Consolidated Statements of Changes in Members’ Deficit
Years Ended December 31, 2025 and 2024
	Class A Units		Class D Units			Total Members’ Deficit
	Class A Units	Class A Amount	Class D Units	Class D Amount	Accumulated Deficit
Balance at January 1, 2024	8,041,609	$864,778	30,603,307	$25,673,924	$(52,814,344)	$(26,275,642)
Issuance of Units	—	—	323,188	1,286,000	—	1,286,000
Issuance of Units for note conversion	—	—	3,067,159	8,254,687	—	8,254,687
Issuance of Warrants	—	596,351	—	—	—	596,351
Redemption of Units	—	—	(5,000)	(7,500)	—	(7,500)
Net loss	—	—	—	—	(6,552,749)	(6,552,749)
Balance at December 31, 2024	8,041,609	$1,461,129	33,988,654	$35,207,111	$(59,367,093)	$(22,698,853)
	Class A Units		Class D Units			Total Members’ Deficit
	Class A Units	Class A Amount	Class D Units	Class D Amount	Accumulated Deficit
Balance at January 1, 2025	8,041,609	$1,461,129	33,988,654	$35,207,111	$(59,367,093)	$(22,698,853)
Issuance of Units	81,280	267,411	1,278,760	5,050,634	—	5,318,045
Exercise of Warrants	187,782	1,878	—	—	—	1,878
Redemption of Units	—	—	(75,490)	(100,000)	(66,503)	(166,503)
Net loss	—	—	—	—	(3,274,694)	(3,274,694)
Balance at December 31, 2025	8,310,671	$1,730,418	35,191,924	$40,157,745	$(62,708,290)	$(20,820,127)
The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024
	December 31, 2025	December 31, 2024
Cash flows from operating activities
Net loss	$(3,274,694)	$(6,552,749)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	623,566	263,074
Non-cash interest on convertible notes	261,715	942,023
Amortization of deferred financing costs	16,771	12,839
Share based compensation expense	267,411	416,351
Loss on equity investment	400,000	—
Provision for credit losses	157,970	158,851
Changes in operating assets and liabilities:
Accounts receivable	(320,132)	(132,703)
Inventory	110,842	(94,030)
Prepaid expenses and other current assets	(728,027)	(35,030)
Deposits	393,334	(257,750)
Deferred contract costs	(353,159)	(448,750)
Accounts payable	(281,044)	2,163,506
Accrued expenses and other liabilities	(17,530)	(175,230)
Deferred revenue	1,030,942	3,313,289
Other	(121,336)	(7,203)
Net cash used in operating activities	(1,833,371)	(433,512)
Cash flows from investing activities
Purchases of property and equipment	(926,301)	(454,081)
Purchase of equity investment	(400,000)	—
Capitalization of website development costs	(455,053)	(581,314)
Net cash used in investing activities	(1,781,354)	(1,035,395)
Cash flows from financing activities
Payments on notes payable	(29,601)	(73,892)
Proceeds from notes payable	132,000	—
Proceeds from line of credit	33,971,350	52,593,102
Payments on line of credit	(35,221,350)	(53,044,161)
Payment of deferred financing costs	—	(17,500)
Proceeds from issuance of Class A warrants	—	596,351
Proceeds from exercise of Class A warrants	1,878	—
Proceeds from issuance of Class A units	—	—
Proceeds from issuance of Class D units	5,050,634	869,649
Redemption of units from members	(166,503)	(7,500)
Net cash provided by financing activities	3,738,408	916,049
Net increase (decrease) in cash	123,683	(552,858)
Cash at beginning of year	891,183	1,444,041
Cash at end of year	$1,014,866	$891,183
Supplemental disclosure of cash flow information:
Cash paid for interest	733,634	854,515
Supplemental noncash disclosure of cash flow information:
Right-of-use asset obtained in exchange for lease liability	$3,320,243	$281,751
Long-term debt issued for acquisition of automobiles	$—	$88,754
Issuance of Class A Units in exchange for prepaid services	$267,411	$—
Conversion of accrued and unpaid interest on convertible debt into Class D units	$—	$1,644,687
Conversion of convertible notes to Class D Units	$—	$6,610,000
The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
1.   Organization and Nature of Business
Patriot Mobile LLC (the “Company”) is a registered limited liability company in the State of Delaware. The Company is a provider of mobile devices and mobile telecommunications, including voice, messaging, and data services. The Company was formed in 2013 as Eos Mobile Holdings LLC, and was renamed Patriot Mobile LLC effective January 13, 2016. The liability of the members of the Company is limited to the amount of their respective capital contributions. The Company has a perpetual duration unless dissolved earlier in accordance with its operating agreement. The Company is headquartered in Grapevine, Texas.
2.   Liquidity and Capital Resources
The accompanying financial statements as of December 31, 2025 and 2024 have been presented on the basis that we are a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As a result, these financial statements do not include any adjustments that might result from the outcome of going concern uncertainty.
Historically, the Company has financed its operations through issuances of equity securities, sales of its services, and borrowings under its credit agreements. For the period of one year subsequent to the issuance of these financial statements, the Company’s principal liquidity requirements are to meet working capital needs.
The Company has experienced net losses in every period since its inception due to its current strategic intensive customer acquisition operating plans. In the years ended December 31, 2025 and 2024, the Company incurred net losses of $3.3 million and $6.6 million, respectively. As of December 31, 2025, the Company had $1.0 million in cash, aggregate current debt obligations of $3.1 million in convertible related party loans and notes payable, and $11.8 million in current payables and accrued expenses resulting in a working capital deficit of $18.6 million.
As of December 31, 2025, the Company’s recurring net losses, working capital deficit and the amount of its indebtedness raised doubts regarding its ability to continue as a going concern. Subsequent to December 31, 2025, in addition to pursuing this initial public offering (“IPO”), the Company has taken a number of actions designed to enhance its liquidity and alleviate doubt regarding its ability to continue as a going concern. The Company was successful in extending the maturity date of certain existing indebtedness and acquiring additional borrowing capacity. On July 21, 2026, the Company amended its line of credit agreement to extend the maturity date to November 10, 2027 and increase its capacity to $10.0 million, which moved the $5.8 million line of credit balance to long term in the consolidated balance sheets. See Subsequent Event footnote for further details. Additionally, the Company has received a letter of support from a related party stating their intent and ability to fund any short falls the Company may incur in the next 12 months.
If the Company is successful in consummating the IPO, the net proceeds from the offering will generate additional liquidity to fund its working capital requirements and pursue its business plan. However, there can be no assurance that the Company will be successful in consummating the IPO. Further, even if the Company is successful, it may be required to seek additional equity or debt financing in order to meet its future liquidity requirements and pursue its strategic objectives. If the Company is unable to raise additional capital when desired, or on terms that are acceptable to the Company, its business, operating results, and financial condition could be adversely affected.
Ongoing capital needs are a direct result of the strategic decision to invest in customer growth and internal initiatives to support this growth. The investment in customer growth has included additional headcount in sales and marketing, building out a business-to-business sales team, and increasing advertising and sponsorship expenditures. Internal development initiatives have focused on increasing customer retention and driving operational efficiency by implementing web-based self-help tools for customer account management and integrating artificial intelligence (“AI”) capabilities on both the website and phone

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
system. The Company also continually evaluates and renegotiates contracts with key providers to reduce costs and improve margins. All of these expenses are discretionary and could be reduced, if necessary, to achieve positive cash flow and meet liquidity requirements.
In light of the foregoing, and based on the Company’s current level of operations and business plans, management believes that the Company’s cash balance, forecasted cash flows from operating activities, available borrowings under its credit agreements, letter of intent from its shareholder, and anticipated net proceeds from the IPO will be sufficient to meet its liquidity requirements for at least the next 12 months.
3.   Summary of Significant Accounting Policies
Basis of Accounting and Consolidation
The accompanying financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) in U.S. dollars and include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates, judgments and assumptions during the preparation of its financial statements that affect the amounts reported in the financial statements and disclosures thereto.
Significant items subject to such estimates, judgments and assumptions include, but are not limited to, revenue recognition, including the timing of revenue reporting, the determination of revenue reporting as net versus gross in the Company’s revenue arrangements, and valuation of the Company’s Class A warrants and member units. These estimates are based on management’s knowledge about current events and expectations about actions it may undertake in the future. Actual results could differ materially from those estimates.
Financial Instruments and Credit Risk Concentrations
Financial instruments which are potentially subject to concentrations of credit risk consist principally of cash and accounts receivable. Cash is placed with high credit quality financial institutions to minimize risk. The Company has not historically experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for credit losses is believed by management to be probable in the Company’s accounts receivable.
The Company maintains cash balances with accredited financial institutions of high credit standing, and its cash levels at time may exceed the Federal Deposit Insurance Corporation (“FDIC”) coverage limit. At December 31, 2025 and 2024, uninsured balances totaled $293,651 and $302,316 respectively. No losses have been incurred to date on any deposit balance.
Cash
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2025 and 2024, the Company had no cash equivalents and all cash amounts consisted of cash on deposit.
Accounts Receivable, net
Accounts receivable balances are comprised of amounts currently due from customers and are recorded at the invoiced amount net of the allowance for credit losses under the current expected credit loss (“CECL”) impairment model. The allowance for credit losses is based on management’s best estimate of

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
probable losses in existing accounts receivable. It is determined based on the status of outstanding receivables using historical collection trends, the financial condition of its customers, and external market factors. Account balances that are deemed uncollectible are written off against the allowance for credit losses once the Company determines collection of such amount, or a portion thereof, to be less than probable. The Company’s allowance for credit losses was $80,000 and $25,000 at December 31, 2025 and 2024, respectively.
Inventories
Inventories consist of mobile devices, wireless broadband devices, and SIM cards and are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method. Inventory that is obsolete is written down to its net realizable value based on assumptions regarding future demand and market conditions. Inventory write-downs are charged to Cost of equipment and a new cost basis for the inventory is established. At December 31, 2025 and 2024 the Company had no reserve for inventory obsolescence or charges to write down inventory.
Property and Equipment
Property and equipment are carried at cost, less accumulated depreciation and amortization. The Company capitalizes costs incurred during the application development stage related to website development when it is probable the project will be completed and the software will be used as intended. Capitalized costs include external costs, if direct and incremental, and deemed by management to be significant. The Company expenses costs related to the planning and post- implementation phases of website development as these costs are incurred. Depreciation is provided on the straight-line method over the asset’s estimated useful life of the respective asset. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and improvements that extend the useful life of the assets are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations. The estimated useful life of the Company’s property and equipment is between three and seven years. Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting period and adjusted if appropriate.
Description	Useful Lives
Vehicles	5 Years
Computers	5 Years
Equipment	5 Years
Furniture & Fixtures	7 Years
Capitalized website development	3 Years
Leasehold improvements	Shorter of useful life of asset or lease term
Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value.
Fair Value of Financial Instruments
Fair value is the price that would be received to sell an asset, or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a fair value hierarchy

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). We classify fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:
Level 1 — Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.
In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including accounts receivable, accounts payable, accrued expenses, debt, convertible notes, and other liabilities approximate fair value due to their relatively short maturities.
Deferred Financing Costs
Costs incurred in connection with obtaining certain financing are deferred and amortized on an effective interest method basis over the term of the related obligation. Amortization of such costs are included in interest expense, while the unamortized balances of deferred financing fees are presented as reductions of the carrying value of the related debt.
Revenue Recognition
The Company recognizes revenue from contracts with customers under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers (“Topic 606”). Under Topic 606, a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The Company recognizes revenues from contracts with customers using the five-step model prescribed by Topic 606, as follows:
•
identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

•
determination of the transaction price;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company generates revenue primarily from providing wireless communications services and selling mobile communication devices and accessories to customers. The Company’s contracts with customers may involve one performance obligation or combination of performance obligations that also include wireless

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
devices or device protection, or a combination thereof. In these arrangements, the transaction price for each performance obligation is allocated based on its relative standalone selling price.
Wireless Service Revenue
The Company generates wireless service revenue from providing access to, and usage of, third-party wireless communications networks. The Company operates as a mobile virtual network operator (“MVNO”), purchasing network capacity from aggregators across major U.S. cellular networks and selling wireless services to customers. The Company is the principal in these revenue arrangements to provide wireless services and therefore recognizes wireless service revenue on a gross basis. Wireless service revenue is recognized over time as the Company satisfies its stand-ready obligation to provide wireless service, generally ratable over the contract term.
Wireless service contracts are generally month-to-month, auto-renewing arrangements, with an enforceable period limited to the non-cancellable service period, which is generally one month. Customers may cancel service without significant penalty. Consumer accounts are generally billed in advance for monthly network access, while enterprise customers are generally billed in arrears. Amounts billed or collected in advance of service delivery are recorded as deferred revenue and recognized evenly over the period in which the services are provided.
Equipment Revenues
The Company generates equipment revenue from the sale of mobile devices and accessories. Revenue from equipment related to mobile devices and accessory sales is recognized at a point in time when control of the device or accessory is transferred to the customer. The Company has determined that control is transferred at the point of shipment.
Pay-It-Forward (“PIF”) Program
During the year ended December 31, 2023, the Company initiated a Pay-It-Forward (“PIF”) campaign, whereby customers prepay an amount equivalent to twelve months of service and receive incremental promotional value equivalent to two free months of service. The incremental promotional value is not restricted to a specific product or service and may be applied to future charges on the customer’s account, including monthly service charges, devices and accessories, activation fees, taxes, and other billed items. The Company concluded that the incremental promotional value provides the customer with a material right and is accounted for as a separate performance obligation. The portion of consideration allocated to the PIF material right is deferred and recognized over time as the Company fulfills the associated promise of providing discounted goods or services.
Device Protection and Insurance
The Company offers device protection and insurance through third-party providers. The Company’s promise is to arrange for these services rather than provide them directly. The Company has concluded that it is an agent in the arrangements for these offerings and recognizes revenue on a net basis for the commission fee earned.
Revenue is recognized over time, generally ratably over the coverage period, coverage is typically provided on a month-to-month basis within wireless service revenue.
Regulatory Fees and Taxes
Certain federal, state, and local taxes and regulatory fees, including Federal Universal Service Fund (“USF”) are assessed by various governmental authorities in connection with the services the Company provides to customers. The Company has made an accounting policy election to exclude from the measurement

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from customers on behalf of the taxing authority (i.e., sales, use, value added, and some excise taxes). Amounts excluded from the transaction price are not included in revenue or expenses.
Contract Balances
Generally, the Company’s devices and service plans are available at standard prices, which are maintained on published price lists.
For contracts that involve more than one product or service that are identified as separate performance obligations, the transaction price is allocated to the performance obligations based on their relative standalone selling prices. The standalone selling price is the price at which we would sell the good or service separately, on a standalone basis, to similar customers in similar circumstances.
A contract asset is recorded when revenue is recorded in advance of the Company’s right to receive consideration (i.e., the Company must perform additional services in order to receive consideration). Amounts are recorded as receivables when the Company’s right to consideration is unconditional.
When consideration is received, or the Company has an unconditional right to consideration in advance of delivery of goods or services, a contract liability is recorded. The transaction price can include non-refundable upfront fees, which are allocated to the identifiable performance obligations.
Contract Modifications
Customers are allowed to frequently modify their service without incurring penalties in many cases. Because customer arrangements are generally month-to-month with enforceable rights and obligations limited to the current service period, changes to service plans or pricing that apply to future service periods are generally accounted for prospectively as new contracts rather than as contract modifications.
Contract Costs
The Company incurs certain incremental costs to obtain customer contracts, including sales commissions. Incremental costs to obtain a contract are expected to be recovered and are capitalized as deferred contract costs and are amortized on a straight-line basis over the estimated period of benefit, which the Company has determined to currently be 75 months based on historical retention data. Amortization expense for deferred contract costs included in operating expenses on the accompanying Consolidated Statements of Operations was $596,332 and $705,964 for the years ended December 31, 2025 and 2024, respectively. Deferred contract acquisition costs are periodically evaluated for impairment.
Advertising Expenses
Advertising costs are expensed as incurred and are included in operating expenses in the accompanying Consolidated Statements of Operations. Advertising expenses incurred during the year ended December 31, 2025 and 2024 were $16,626,054 and $11,964,701, respectively.
Leases
The Company accounts for leases in accordance with ASC 842, “Leases”. The Company leases office space under operating lease arrangements. The Company determines whether an arrangement is a lease or contains a lease at inception.
For leases with terms greater than 12 months, the Company recognizes a right-of-use (“ROU”) asset and corresponding lease liability at the lease commencement date, which is the date the underlying asset is

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
available for use. The ROU asset represents the Company’s right to use the underlying asset over the lease term, and the lease liability represents the Company’s obligation to make lease payments arising from the lease.
Right-of-use assets and lease liabilities are initially measured based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate, determined based on the information available at the commencement date, to discount lease payments, as the implicit rate is generally not readily determinable. The incremental borrowing rate reflects the rate the Company would be required to pay to borrow on a collateralized basis over a term similar to the lease term.
Right-of-use assets include any prepaid lease payments and initial direct costs incurred and are reduced by any lease incentives. The lease terms may include options to extend or terminate the lease if it is reasonably certain the Company will exercise that option. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component. Variable lease payments are expensed as incurred and are not included in the measurement of lease liabilities.
Operating lease expense is recognized on a straight-line basis over the lease term and is included in operating expenses in the statements of operations. For finance leases, amortization of the ROU asset is recognized on a straight-line basis over the shorter of the lease term or the asset’s useful life, and interest expense on the lease liability is recognized using the effective interest method.
Leases with an initial term of 12 months or less that do not include purchase options or renewal options the Company is reasonably certain to exercise, are not recorded on the Consolidated Balance Sheet. Lease expense for such leases is recognized on a straight-line basis in the Consolidated Statements of Operations over the lease term. See Note 15 Commitments and Contingencies for additional information related to leases, including disclosure required under Topic 842.
Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and the applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments under ASC 480, whether they meet the definition of a liability under ASC 480, and whether they satisfy all the requirements for equity classification under ASC 815. This includes evaluating whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” under circumstances outside the Company’s control, among other conditions for equity classification. This assessment is performed at the time of warrant issuance and at the end of each subsequent reporting period while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are recorded at their initial fair value on the date of issuance and subsequently remeasured at each balance sheet date. The Company’s has no outstanding warrants as of December 31, 2025. Outstanding warrants met the criteria for equity classification as of December 31, 2024.
Convertible Debt
The Company evaluates embedded conversion and other features within its debt to determine whether any embedded features should be bifurcated from the host instrument and accounted for as a derivative at fair value, with changes in fair value recorded in the Consolidated Statements of Operations. There were no bifurcated derivatives as of December 31, 2025 or 2024.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Income Taxes
As a limited liability corporation, the Company is not directly liable for federal income taxes. Such taxes are the responsibility of the individual members. Income and losses for tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial statement purposes. The Company is subject to franchise taxes in the state of Texas in addition to state and local taxes. The Company does not have any tax years prior to 2021 open to state tax examinations.
New Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (ASU 2023-07). Beginning with 2024 annual reporting, the Company adopted ASU 2023-07, which requires that an entity disclose, on an interim and annual basis, significant segment expense categories and amounts that are regularly provided to its chief operating decision maker (CODM) and included in each reported measure of segment profit or loss. An entity must also disclose, by reportable segment, the amount and composition of other expenses. The standard requires an entity disclose the title and position of its CODM and explain how the CODM uses these reported measures in assessing segment performance and determining how to allocate resources.
Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments.” This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. For Public Business Entities, ASU 2024-04 is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. Adoption can be on a prospective or retrospective basis. The Company is currently evaluating the disclosure impact that ASU 2024-04 may have on its financial statement presentation and disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income — Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses, that requires public companies to disclose, in interim and reporting periods, additional information about certain expenses in the financial statements. Further clarified by ASU 2025-01, Income Statement (Topic 220): Reporting Comprehensive Income — Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses, issued in December 2024. For Public Business Entities, the ASU is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the potential impacts of ASU 2024-03 on its financial statement presentation and disclosures.
4.   Segment Information and Revenue from Contracts with Customers
The Company manages its business activities on a consolidated basis and operates as a single operating and reportable segment. The CEO who is also the Company Chief Operating Decision Maker (“CODM”) evaluates operating performance and allocates resources based on consolidated financial information, as presented on the face of our statements of operations, including revenues and net loss. The Company primarily generates revenue in the United States.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following table presents the Company’s revenue, significant expenses, and net loss, as reviewed by the CODM. There are no other significant segment items or reconciling items to consolidated net loss.
	December 31, 2025	December 31, 2024
Wireless service revenue	$86,341,186	$69,269,874
Equipment revenue	6,621,115	5,420,619
Total revenues	92,962,301	74,690,493
Less:
Cost of wireless service, excluding depreciation and amortization	44,571,974	37,887,328
Cost of equipment, excluding depreciation and amortization	7,413,717	5,927,040
Sales and marketing	17,855,384	13,493,831
Employee cost	17,137,850	14,929,734
Other operating expenses(1)	7,229,605	6,939,723
Depreciation and amortization	623,566	263,074
Total other expense, net	1,404,899	1,802,512
Net loss	$(3,274,694)	$(6,552,749)

(1)
Other operating expenses includes contributions to causes we support, professional fees, IT expenses, and miscellaneous administrative costs

The Company’s disaggregated revenues by customer type for the year ended December 31, 2025 were as follows:
	Year Ended December 31, 2025
	Wireless Service	Equipment	Total
Type of customer:
Consumer	$81,476,104	6,187,751	$87,663,855
Enterprise	4,865,082	433,364	5,298,446
Total revenue	$86,341,186	6,621,115	$92,962,301
The Company’s disaggregated revenues by customer type for the year ended December 31, 2024 were as follows:
	Year Ended December 31, 2024
	Wireless Service	Equipment	Total
Type of customer:
Consumer	$66,335,403	$5,115,876	$71,451,279
Enterprise	2,934,471	304,743	3,239,214
Total revenue	$69,269,874	$5,420,619	$74,690,493
The Company had contract asset balances of $2,678,927 and $2,325,768 as of December 31, 2025 and December 31, 2024, respectively, with beginning balance of $1,879,190 as of January 1, 2024. The Company also had contract liability balances in the form of deferred revenue of $ 8,370,084 and $7,339,142 as of December 31, 2025 and 2024, respectively, with beginning balance of $4,025,853 as of January 1, 2024. During the years ended December 31, 2025 and 2024, revenues of $6,814,225 and $3,891,960, respectively, were recognized from the deferred revenue balance at the beginning of the period.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
For the years ended December 31, 2025 and 2024, no single customer represented 10% or more of our total revenue. As of December 31, 2025 and 2024, no single customer accounted for more than 10% of the Company’s outstanding accounts receivable.
Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. The Company has elected the practical expedient to exclude from disclosure performance obligations that are part of a contract that has an expected duration of one year or less or for which revenue is recognized equal to the amount the Company has the right to invoice.
At December 31, 2025, the aggregate amount of the transaction price related to unsatisfied performance obligations that have terms greater than 12 months is $1,581,963, with $310,778 to be recognized in 2026, $310,778 to be recognized in 2027 and $960,407 thereafter. The average customer life that the unsatisfied performance obligations are recognized over is 75 months.
5.   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following at December 31, 2025 and 2024, respectively:
	December 31, 2025	December 31, 2024
Prepaid event costs	$254,500	$199,973
Prepaid insurance	117,127	105,611
Prepaid inventory	526,820	32,830
Prepaid other expense	237,837	79,495
Miscellaneous Receivables	9,652	—
	$1,145,936	$417,909
6.   Property and Equipment
Property and equipment consisted of the following at December 31, 2025 and 2024, respectively:
	December 31, 2025	December 31, 2024
Furniture and fixtures	$426,003	$240,436
Leasehold improvements	829,392	240,106
Computers	195,542	152,218
Equipment	433,491	325,367
Vehicles	175,940	175,940
	2,060,368	1,134,067
Accumulated depreciation	(683,152)	(345,216)
	$1,377,216	$788,851
Depreciation expense for the year ended December 31, 2025 and 2024 was $337,936 and $169,330, respectively.
7.   Fair Value Measurements
The only asset classified within level 1 of the hierarchy is the Company’s cash, which primarily represents bank deposits. As of December 31, 2025 and 2024, the Company maintained cash balances of

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
$1,014,866 and $891,183, respectively. The Company had no assets or liabilities measured at fair value on a recurring basis within Level 2 or Level 3 as of those dates.
Fair Value of Short-term and Long-term Debt
The Company’s debt represents a Level 3 fair value measurement. As all of the Company’s debt is either variable rate, immediately due, or entered into at the end of the fiscal year, the carrying value of the Company’s debt approximates its fair value as of December 31, 2025. See Note 9, Note 10, and Note 11 for discussion of the Notes Payable, Convertible Debt, and Line of Credit, respectively.
8.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2025 and 2024, consists of the following:
	December 31, 2025	December 31, 2024
Accrued interest	$664,880	$403,165
Accrued severance	—	331,208
Accrued carrier costs	501,155	452,563
Accrued payroll and related expenses	1,282,041	931,357
Accrued legal settlement	500	120,000
Accrued expenses	343,656	335,635
Accrued commissions	74,956	101,690
Accrued Taxes, Licenses & Fees	271,037	218,422
	$3,138,225	$2,894,040
9.   Notes Payable
In September 2024, the Company entered into a term loan in the amount of $88,754 to purchase a vehicle. The term loan bears interest at 3.9% and matures on October 23, 2028. The line is collateralized by the automobile. At December 31, 2025 and 2024, the outstanding balance on the auto term loan was $59,211 and $83,212, respectively, which includes a current portion of $21,953 and $21,115, respectively.
In November 2025, the Company entered into a term loan agreement in the amount of $132,000 to finance inventory purchases. The inventory term loan bears interest at a fixed rate and is repayable in equal monthly installments through November 2027. The loan is collateralized by the financed inventory. At December 31, 2025, the outstanding balance on the inventory term loan was $126,400, which included a current portion of $69,905.
The Company incurred interest expense related to the term loan of $1,297 for the year ended December 31, 2025.
Minimum future payments on the notes payable as of December 31, 2025, are as follows:
Year ending December 31,
2026	$91,858
2027	79,320
2028	14,433
$185,611

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
10.   Convertible Debt, Related Parties
2019 to 2023 Convertible Notes
From 2019 to 2023, the Company entered into various Promissory Note Agreements pursuant to which the Company issued to various lenders, who are related parties through ownership of Company member units, convertible promissory notes (the “2019 to 2023 Convertible Notes”). The 2019 to 2023 Convertible Notes are uncollateralized and include a conversion feature whereby the lender had the option, in the lender’s sole and absolute discretion, to convert the outstanding principal and accrued but unpaid interest into Class D units at a fixed conversion price as included in each respective 2019 to 2023 Convertible Note Agreement. If the lender elects only to convert a portion of the outstanding principal and accrued interest into Class D units, the remaining portion of the principal and accrued interest was to remain subject to the repayment terms as outlined in the 2019 to 2023 Convertible Note agreements upon maturity.
The convertible promissory notes include interest rates ranging from 8% to 13%, with no monthly payments to be made until their maturity, when all outstanding principal and accrued but unpaid interest was due. During the year ended December 31, 2024, $6,610,000 of principal and $1,644,687 of accrued and unpaid interest was converted by the lenders into 3,067,159 Class D units. Those notes that were not converted by the lenders into Class D units during 2024 were amended to further extend maturity until November 1, 2025. During the year ended December 31, 2025, there were no principal payments under the notes, and none were converted by the lenders into Class D units. The maturity of notes outstanding at November 1, 2025 were extended on a month-to-month basis as of December 31, 2025. At December 31, 2025 and 2024, the outstanding balances of related party convertible notes was $3,025,000 and $3,025,000 respectively.
The convertible notes and their conversion features did not meet the definition of a derivative and the embedded conversion option is not subject to bifurcation and classification in the financial statements as liabilities at fair value.
The Company recorded interest expense pursuant to the stated interest rates on the convertible debt in the amount of $461,729 and $1,184,769 for the year ended December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, accrued but unpaid interest was $664,880 and $403,165 respectively, which is included in accrued expenses and other current liabilities on the accompanying Consolidated Balance Sheets. A portion of accrued interest represents interest paid in kind. The Company recognizes interest expense on both principal and interest paid in kind. As of December 31, 2025 and 2024, interest paid in kind included in accrued expenses and other current liabilities was $279,845 and $40,027, respectively.
11.   Line of Credit
On August 12, 2022, the Company obtained a line of credit with a bank, which provides for advances up to $7,000,000 through March 8, 2025. On March 9, 2025, the line of credit limit decreased to $6,500,000. Advances are collateralized primarily by all of the Company’s assets and personal guarantees from certain of the Company’s members. The line of credit bears interest on outstanding principal at a variable rate equal to the greater of 4.0% or the Wall Street Journal (“WSJ”) Prime rate (6.75% at December 31, 2025). The effective interest rate on the line of credit was 7.2% for the year ended December 31, 2025 and 8.3% for the year ended December 31, 2024. As of December 31, 2025 and 2024, the outstanding balance on the line of credit was $5,750,000 and $6,983,229 , respectively. The line of credit matured on December 10, 2025 and was extended for a period of three months through March 10, 2026, further extended through June 10, 2026 on February 9, 2026 and finally extended through November 10, 2027 on July 21, 2026.
The Company incurred interest expense relating to the line of credit in the amount of $458,839 and $597,943 for the year ended December 31, 2025 and 2024, respectively.
As of December 31, 2025 and 2024, deferred financing costs were $0 and $16,771, respectively, and presented as a reduction in the net carrying value of the line of credit on the accompanying Consolidated

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Balance Sheets. Amortization expense for the deferred financing costs was $ 16,771 and $12,839 for the years ended December 31, 2025 and 2024, respectively, and is included in interest expense on the accompanying Consolidated Statements of Operations.
As of December 31, 2025 and 2024 the Company had approximately $750,000 and $16,771, respectively, of remaining borrowing capacity under its line of credit, which is subject to compliance with customary covenants and lender approval, with no material commitment fees associated with unused capacity.
The Line of Credit is subject to certain affirmative and negative covenants, including minimum liquidity requirements applicable to the guarantors. In addition, the Company is restricted from making principal payments on subordinated debt and from making other payments on subordinated debt except as permitted under the applicable subordination agreements. As of December 31, 2025, the Company was in compliance with all covenants under the Line of Credit.
12.   Members’ Deficit
The Company’s Operating Agreement (“LLC Agreement”) authorizes the issuance of Class A and Class D Units, both of which have the right to vote. As of December 31, 2025, the Company was authorized to issue 12,000,000 Class A Units and 40,000,000 Class D Units under the LLC Agreement. As of December 31, 2025, 8,310,671 Class A Units and 35,191,924 Class D Units were issued and outstanding, respectively. The interests and rights of all Units are documented within the LLC Agreement. Upon a liquidation event, after payment of all other debts and obligations of the Company, the holders of the Class D Units will share pro rata, and in proportion to, and to the extent of, their respective unreturned capital contribution balances. The total liquidation preference of Class D Units was $40,337,745 as of December 31, 2025. After distribution to the holders of the Class D Units, the holders of the Class A Units will share in proportion to, and to the extent of, their respective unreturned capital contribution balances. The remaining funds will be distributed to the Class A and Class D unit holders on a pro rata basis in accordance with their respective ownership percentages.
During the years ended December 31, 2025 and 2024, the Company issued 1,278,760 and 323,188 Class D units in exchange for $5,050,634 and $1,286,000, respectively. On October 24, 2024, in connection with a Membership Unit Purchase Agreement, a Warrant Purchase Agreement (the “Warrant Agreement”) was executed with the investor whereby the investor received the right to purchase 187,782 Class A Units at an exercise price of $0.01 (the “Class A Warrant”). The Class A Warrant vested in December 2024 and was exercised in January 2025. The Company received $1,878 from the exercise of the Class A Warrant and issued a total of 187,782 Class A Units during the year ended December 31, 2025.
13.   Equity Incentive Plan
The Company offers an equity incentive plan (the “Plan”) which is administered by the Company’s Board of Directors (the “Board”). The Board has the exclusive power to grant options to purchase Class A Units or certain unit appreciation rights attributable to Class A Units of the Company to employees, board members, consultants, or other service providers of the Company. The issuance of Class A Units issued under the Plan is limited to 7,000,000 Class A Units. During the years ended December 31, 2025 and 2024, no awards were issued under the Plan. As of December 31, 2025 and 2024, 6,975,256 and 6,975,256 Class A Units were issued under the Plan respectively. As of December 31, 2025 and 2024, the Company had no outstanding stock options, unit appreciation rights, or other unvested share-based awards. All awards issued under the Plan represent fully vested Class A units.
Additionally, the Board is authorized to grant options, restricted stock units, phantom units, or unit appreciation rights to purchase, or that derive their value from, Class A Units to strategic service providers, user services agreements or similar arrangements as approved by the Board (the “SSP Plan”). The issuance of Class A Units under the SSP Plan is limited to 1,600,000 Class A Units.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
During the 2025 period, Restricted Units vesting into Class A units were issued under the SSP Plan to certain non-employee vendors in exchange for future services. For fully vested, nonforfeitable equity instruments, the Company recognizes the fair value of the Class A units as a prepaid asset on the grant date, as defined in ASC 718. The corresponding cost is recorded within operating expenses over the service period depending on the specific facts and circumstances of the agreement with the nonemployee service provider. The agreements with the nonemployee service providers include provisions to claw back the share-based payments in the event of nonperformance. Unvested awards are liability classified until the point in time that the number of Class A units becomes fixed, which is generally upon settlement. Awards that contain performance conditions are only recorded to the extent that it is probable the performance condition will be achieved.
During the 2025 period, the Company issued 81,280 fully vested awards. The Company recognized $267,411 of compensation cost related to these fully vested awards during the year ended December 31, 2025. As of December 31, 2025, the service condition for these awards were fully met and thus there is no remaining unamortized balance within prepaid assets related to these fully vested share-based payments. As of December 31, 2025, up to an additional $1,611,200 in Class A units were potentially issuable to non-employee service providers.
At December 31, 2025 and 2024, there were 81,280 and zero awards outstanding under the SSP Plan. As of December 31, 2025, there are 1,518,720 shares available to be issued under the SSP Plan.
14.   Net Loss Per Unit
The computation of loss per share and weighted average of the Company’s common units outstanding for the period presented is as follows:
	2025	2024
Numerator:
Basic net loss attributable to Class A Unitholders	$(3,274,694)	$(6,552,749)
Dilutive net loss attributable to Class A Unitholders	(3,274,694)	(6,552,749)
Denominator:
Weighted average Class A common units outstanding – basic	8,303,360	8,076,593
Weighted average Class A common units outstanding – diluted	8,303,360	8,076,593
Net loss per unit – basic:
Class A Units	$(0.39)	$(0.81)
Net loss per unit – diluted:
Class A Units	$(0.39)	$(0.81)
As of December 31, 2025 and 2024, the Company had 35,191,924 and 33,988,654 outstanding Class D Units, respectively. The Class D units are not considered to be common units for earnings (loss) per share purposes because they have preferential rights to dividends, and therefore earnings (loss) per share is not presented separately for the Class D Units. The Class D Units receive dividends and participate in earnings alongside Class A Unitholders and therefore qualify as a participating security during periods of income. During periods of income, the Company applies the two-class method.
The Company previously entered into various Promissory Note Agreements with related parties. The Promissory Note Agreements include a conversion feature whereby the lender has the option to convert the outstanding principal and accrued but unpaid interest into Class D Units. At December 31, 2025 and 2024, the outstanding balances of related party convertible notes was $3,025,000. See Note 10 Convertible Debt, Related Parties footnote for additional information. The Class D Units convertible under the Promissory Note Agreements were excluded from the calculation of Diluted EPS as they were antidilutive for the years

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
ended December 31, 2025 and 2024. During 2025, the Company entered into several Endorsement Agreements with nonemployee service providers. Under the terms of the Endorsement Agreements, the Company will issue a variable number of Class A Units subject to service or performance conditions. See Note 13 Equity Incentive Plan for additional information. The Class A Units to be issued through the Endorsement Agreements were excluded from the calculation of Diluted EPS as they were antidilutive for the year ended December 31, 2025.
15.   Commitments and Contingencies
Legal Proceedings
From time to time, the Company is a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. The Company applies accounting for contingencies to determine when and how much to accrue for and disclose related to legal and other contingencies. Accordingly, the Company discloses contingencies deemed to be reasonably possible and accrue loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable.
16.   Leases
The Company leases office space under non-cancelable operating leases expiring through March 2032. The Company’s future minimum rental payments required under its operating leases are as follows for the years ending December 31:
Year ending December 31,
2026	$607,683
2027	615,063
2028	582,366
2029	455,790
2030	467,185
Thereafter	601,320
Total future minimum lease payment	3,329,407
Less: Imputed interest	(512,048)
Present value of lease liabilities	2,817,359
Less: current lease liabilities	(454,006)
Long-term lease liabilities	$2,363,353

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
Patriot Mobile LLC
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following represents lease cost and required information for the years ended December 31, 2025 and 2024:
	December 31, 2025	December 31, 2024
Total operating lease cost	$473,253	$430,568
Other information
Cash paid for amounts included in the measurement of lease liability:
Operating cash flows from leases	$521,967	$425,089
Right-of-use assets obtained in exchange for lease obligations	$3,320,243	$281,751
Weighted-average remaining lease term (in years)
Operating leases	5.67 years	3.44 years
Weighted-Average Discount Rate
Operating leases	6.00%	3.91%
17.   Related Party Transactions
The Company receives various legal, marketing, and consulting services from various vendors affiliated through common ownership. The total cost of these services for the years ended December 31, 2025 and 2024, were approximately $6,772,452 and $7,596,207, respectively, which are included within operating expenses. The accounts payable to these affiliated entities as of December 31, 2025 and 2024, was approximately $1,574,418 and $1,271,478, respectively, and is included in accounts payable on the accompanying Consolidated Balance Sheets. The Company also maintains convertible notes with related parties, see Note 10 Convertible Debt, Related Parties for details.
18.   Subsequent Events
The Company has evaluated subsequent events through August 12, 2026, the date which the financial statements were available to be issued. Other than the matters noted below, there were no known material subsequent events which affected, or could affect, the amounts or disclosures in the financial statements.
In June 2026, the Company entered into three convertible promissory notes with related parties totalling $500,000. The notes accrue interest at 13% and mature on September 1, 2027. The remaining terms of the notes, including terms governing conversion, are consistent with the existing convertible notes described within Note 10 Convertible Debt, Related Parties.
On July 21, 2026, the Company entered into an amendment to its existing line of credit agreement that extended the maturity date from June 10, 2026 to November 10, 2027 and increased total borrowing capacity from $6,500,000 to $10,000,000 through March 2027 with a reduction in borrowing capacity to $7,500,000 from April 2027 until the maturity date. Borrowing under the amended facility continues to bear interest at the greater of 4.0% or the Prime rate.

Confidential Treatment Requested by Patriot Mobile Inc.
Pursuant to 17 C.F.R. Section 200.83

         Shares
Patriot Mobile Inc.
Class A Common Stock

PROSPECTUS

The date of this prospectus is            , 2026
Through and including            , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement all of which will be paid by us. All of the amounts are estimated except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.
SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be furnished by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Under the Texas Business Organizations Code (the “TBOC”), the charter of a corporation may provide that a director or officer of the corporation is not liable, or is liable only to the extent provided by the charter, to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director or officer. The TBOC does not authorize elimination or limitation of liability to the extent the director or officer is found liable under applicable law for:
•
any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders;

•
any act or omission not in good faith that constitutes a breach of duty of the director or officer to the corporation or that involves intentional misconduct or a knowing violation of law;

•
any transaction from which the director or officer receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s duties; or

•
an act or omission for which the liability of the director or officer is expressly provided by an applicable statute.

Our A&R Charter will provide that our directors and officers are not liable to the Company or its shareholders for monetary damages for an act or omission by the director or officer in his or her capacity as a director or officer or for a breach of any duty as a director or officer to the fullest extent permitted by the TBOC, as it exists or as amended from time to time.
The TBOC provides that a corporation must indemnify a director or former director against reasonable expenses actually incurred by the person in connection with a proceeding in which the person is a respondent because the person is or was a director, or is or was serving as a representative of another enterprise or organization or an employee benefit plan while serving as a director, if the director or former director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. The TBOC also permits corporations to indemnify present or former directors where indemnification is not mandated by the TBOC; however, such permissive indemnification is subject to certain limitations and the director satisfying specified standards of conduct. The TBOC also provides that officers must be indemnified to the same extent as directors are required to be indemnified under the TBOC and that a court may also order indemnification under various circumstances. In addition, the TBOC permits indemnification in certain

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
circumstances in which we would not otherwise have the power to do so under the provisions of the TBOC or Our A&R Charter or A&R Bylaws if that indemnification is approved by the shareholders of the Company.
Our A&R Bylaws will also provide that, to the fullest extent permitted by the TBOC, the Company must indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative or investigative, including an appeal thereof, by reason of the fact that the person is or was a director or an officer (who is appointed by our board or specifically designated as such by our chief executive officer, president or chief financial officer) of the Company, or while a director or officer of the Company is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, administrator or agent of another entity, trust or enterprise, against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person satisfied a specified standard of conduct. Our A&R Bylaws will also provide that expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer in defending any proceeding will be paid by the Company in advance of the final disposition of the proceeding upon written request from that person subject to the person satisfying certain conditions. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
The TBOC and our A&R Bylaws permit the Company to purchase insurance on behalf of existing or former officers, employees, directors or agents against any liability asserted against and incurred by that person in such capacity, or arising out of that person’s status in such capacity, whether or not the Company would have the power to indemnify that person under the TBOC. Pursuant to this authority, we expect to obtain such insurance for the officers, employees, directors and agents of the Company and its subsidiaries. We will also enter into written indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them against loss and liability arising from, and will pay or reimburse their actual and reasonable expenses incurred in advance of the final disposition of any legal proceeding involving their service to us or on our behalf. As permitted by the TBOC, because these agreements are expected to be approved by our shareholders, the agreements may require indemnification or payment of expenses in favor of the indemnitee in certain circumstances in which we would not otherwise have the power to do so under the provisions of the TBOC or Our A&R Charter or A&R Bylaws. Pursuant to a written undertaking provided by any director or officer who requests the Company to reimburse or pay that person’s expenses in advance of the final disposition of the proceeding, the director or officer will be required to repay the advanced expenses to the Company if it is found that such director or officer is not entitled to indemnification under applicable law and our A&R Bylaws.
The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities in connection with this offering.
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
Patriot Mobile Inc.’s Formation
In connection with the formation of the Company, on July 31, 2026, the Company issued 1,000 shares of the Company’s common stock, par value $0.001 per share, to Glenn Story, for $1. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act. The foregoing transaction did not involve any underwriters, underwriting discounts or commissions or any public offering.
Other Issuances
In connection with the Reorganization, and prior to the closing of this offering, the Company will issue        shares of its Class B common stock, par value $0.001 per share, to the Continuing Equity Holders, in each case in an amount equal to the number of LLC Units of Patriot Mobile Holdings LLC held by such Continuing Equity Holders at the time of such issuance, for nominal consideration. The issuance

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
of such shares of Class B commons stock will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering. The foregoing transaction did not involve any underwriters, underwriting discounts or commissions or any public offering.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)
Exhibits.

The following documents are filed as exhibits to this registration statement:
NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Formation
3.2*	Form of Amended and Restated Bylaws
4.1*	Specimen Stock Certificate evidencing the shares of Class A Common Stock.
5.1*	Opinion of Norton Rose Fulbright US LLP
10.1*	Form of Tax Receivable Agreement
10.2*	Form of Registration Rights Agreement
10.3*	Form of Indemnification Agreement
10.4*	Form of Amended and Restated Operating Agreement of Patriot Mobile Holdings LLC
10.5*	Form of Patriot Mobile Inc. 2026 Equity Incentive Plan
10.6*†	Form of Indemnification Agreement
10.7*†	Employment Agreement between Glenn Story and Patriot Mobile LLC, dated December 17, 2015
10.8*	Amended and Restated Promissory Note, dated July 13, 2026, by and between Patriot Mobile LLC and ServisFirst Bank
16*	Letter regarding change in certifying accountant.
21.1*	Subsidiaries of Patriot Mobile Inc.
23.1*	Consent of Norton Rose Fulbright US LLP (contained in Exhibit 5.1)
23.2*	Consent of Grant Thornton LLP
24.1*	Powers of attorney (included on signature page to the Registration Statement)
107*	Filing Fee Table

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.

^
Schedules have been omitted pursuant to Item 601(b)(5) of Regulation S-K. The Registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

#
Certain information has been omitted pursuant to Item 601(a)(6) of Regulation S-K.

(b)
Financial Statement Schedules.

See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.
ITEM 17.   UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Grapevine, Texas, on the      day of            , 2026.
PATRIOT MOBILE INC.
By:

Glenn Story
Chief Executive Officer

Confidential Treatment Requested by Patriot Mobile Inc. Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
Each of the undersigned officers and directors of Patriot Mobile Inc., hereby severally constitutes and appoints Glenn Story, Justin Cordon and Emily Epperson, and each one of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, in his or her name, place and stead and on his or her behalf, and in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.
Signature	Title	Date
By: Glenn Story	President and Chief Executive Officer and Director (Principal Executive Officer)	, 2026
By: Justin Cordon	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026